
10013523


IMAGE
ENTERTAINMENT

Notice of Annual Meeting, Proxy Statement and Annual Report


Received SEC
OCT 12 2010
Washington, DC 20549



Dear Stockholders,

The 2010 fiscal year, although filled with many changes, ended on a high note.

Most significantly, we welcomed a new majority owner in January. San Francisco-based private equity firm JH Partners has brought to Image a new management team with its focus on building sustainable, long-term equity value in consumer and marketing-driven growth companies. The new management team consists of corporate entertainment veterans, which has begun the process of transforming our business with a focus on acquisition of global media content for exploitation in the packaged media, digital and mobile markets.

Since we joined the company in January, we have built upon JH Partners' investment by implementing efforts to stabilize Image financially, including a restructuring that has streamlined our operations, a renegotiation of pricing with several vendors, and an extension our revolving credit facility. We have announced a strategic partnership with Sony Pictures Home Entertainment that will leverage Sony's direct access to traditional accounts and non-traditional distribution. We have also made some exciting content acquisitions, such as our purchase of the Madacy Home Video library and our deals to license titles from Sony Pictures Home Entertainment, the NBA and Handmade Films.

Finally, we are pleased to have two new Board members with consumer products and investment banking experience join our team. The combined expertise of our Board and executive management provides a very strong and balanced foundation from which to grow.

I look forward to fiscal 2011 and the opportunities we see for Image Entertainment.

Sincerely,

Theodore S. Green

Theodore S. Green
Chairman/CEO

20525 NORDHOFF STREET • SUITE 200 • CHATSWORTH, CA 91311-6104 • TEL: 818. 407. 9100 • FAX: 818. 678. 5091
www.image-entertainment.com

IMAGE ENTERTAINMENT, INC.

20525 Nordhoff Street, Suite 200
Chatsworth, California 91311


IMAGE
ENTERTAINMENT

Dear Fellow Stockholders:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of Image Entertainment, Inc. (or the *Company*) on Thursday, November 18, 2010 at 10:00 a.m. local time at the Marriott Warner Center—Woodland Hills, located at 21850 Oxnard Street, Woodland Hills, CA 91367.

Our Board of Directors recommends that stockholders vote FOR the following six proposals that will be considered and voted on during the Annual Meeting:

1. Elect five directors nominated by the Board of Directors, divided into three classes;

2. Amend our Certificate of Incorporation to increase the number of authorized shares of our common stock, par value $0.0001 per share (or *Common Stock*), from 100,000,000 shares to 500,000,000 shares to permit the conversion of our Series C Junior Participating Preferred Stock, par value $0.0001 per share (or *Series C Preferred Stock*), into shares of Common Stock, permit the reservation of shares under our proposed 2011 Equity Incentive Plan and provide available shares for other general corporate purposes;

3. Amend our Certificate of Incorporation to effect a reverse stock split of our Common Stock in a range of 1-for-10 to 1-for-50, with the exact reverse split ratio set by our Board of Directors;

4. Approve the 2010 Equity Incentive Award Plan;

5. Approve the 2011 Equity Incentive Plan; and

6. Ratify the selection of BDO USA, LLP (formerly known as BDO Seidman, LLP) as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2011.

Please read the accompanying proxy statement and other documents delivered to you carefully for information about the matters you are being asked to consider and vote upon. Your vote is important. Whether or not you attend the Annual Meeting in person, the Board urges you to promptly vote your proxy as soon as possible by mail using the enclosed postage-paid reply envelope. If you decide to attend the meeting and vote in person, you will, of course, have that opportunity.

Thank you for your continued support.

Sincerely,

Theodore S. Green

Theodore S. Green
Chief Executive Officer

IMAGE ENTERTAINMENT, INC.

20525 Nordhoff Street, Suite 200
Chatsworth, California 91311
(818) 407-9100

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On November 18, 2010

To our Stockholders:

On behalf of the Board of Directors, you are cordially invited to attend the 2010 Annual Meeting of Stockholders, which will be held at the Marriott Warner Center—Woodland Hills, located at 21850 Oxnard Street, Woodland Hills, CA 91367, at 10:00 a.m., local time, on Thursday, November 18, 2010, for the following purposes:

1. To elect five directors nominated by the Board of Directors, divided into three classes;
2. To amend our Certificate of Incorporation to increase the number of authorized shares of our Common Stock from 100,000,000 shares to 500,000,000 shares;
3. To amend our Certificate of Incorporation to effect a reverse stock split of our Common Stock in a range of 1-for-10 to 1-for-50, with the exact reverse split ratio set by our Board of Directors;
4. To approve the 2010 Equity Incentive Award Plan;
5. To approve the 2011 Equity Incentive Plan;
6. To ratify the selection of BDO USA, LLP (formerly known as BDO Seidman, LLP) as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2011; and
7. To discuss and resolve any other matters that properly come before the meeting.

These items of business are more fully described in the proxy statement accompanying this Notice. Please carefully read the accompanying proxy statement and other documents delivered with the proxy statement. Submission of Proposals 2 and 3 to our stockholders is required under Section 242 of the General Corporation Law of the State of Delaware.

The Board of Directors recommends stockholders vote FOR Proposals 1, 2, 3, 4, 5 and 6 set forth in the accompanying proxy statement.

Stockholders of record of our Common Stock or our Series C Preferred Stock at the close of business on October 4, 2010 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

We have enclosed a proxy statement, the Company's Amendment No. 1 to Annual Report on Form 10-K/A for the year ended March 31, 2010 (portions of which are incorporated by reference into the accompanying proxy statement), a form of proxy and a postage-paid reply envelope.

Your vote is important, and the Company appreciates your cooperation in considering and acting on the matters presented.

By order of the Board of Directors,



Michael B. Bayer, Esq.
Secretary

Chatsworth, California
October 12, 2010

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on November 18, 2010

The Company's proxy statement and the 2010 Annual Report, as amended, are available at http://media.corporate-ir.net/media_files/irol/10/109706/10K.pdf.

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, we urge you to vote your proxy at your earliest convenience by mail using the enclosed postage-paid reply envelope. This will help ensure the presence of a quorum at the Annual Meeting and will save us the expense of additional solicitation. Sending in your proxy will not prevent you from voting your shares in person at the Annual Meeting if you desire to do so. Your proxy is revocable at your option in the manner described in the accompanying proxy statement.

TABLE OF CONTENTS

IMAGE ENTERTAINMENT, INC.
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311
(818) 407-9100

Proxy Statement
For the 2010 Annual Meeting of Stockholders
To Be Held On Thursday, November 18, 2010

Our Board of Directors (or our *Board*) is soliciting proxies to be voted at the Annual Meeting of Stockholders on November 18, 2010 at 10:00 a.m., local time, and at any adjournments or postponements thereof, for the purposes set forth in the attached Notice of Annual Meeting of Stockholders. Directions to the Marriott Warner Center—Woodland Hills (where you will be able to attend the Annual Meeting and vote in person) can be found at *http://www.marriott.com/hotels/maps/travel/laxwc-warner-center-marriott-woodland-hills/* by selecting "Driving Directions."

The notice, this proxy statement and the form of proxy enclosed are first being sent to stockholders on or about October 12, 2010. As used in this proxy statement, the terms "Image," "Company," "we," "us" and "our" refer to Image Entertainment, Inc.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND THE ANNUAL MEETING

Why am I receiving these materials?

Our Board is providing these proxy materials to you in connection with the 2010 Annual Meeting of Stockholders of the Company, to be held on November 18, 2010. As a stockholder of record of our Common Stock or our Series C Preferred Stock on October 4, 2010, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the proposals described in this proxy statement.

Who is soliciting my vote pursuant to this proxy statement?

Our Board is soliciting your vote at the Annual Meeting. In addition, certain of our officers and employees may solicit, or be deemed to be soliciting, your vote.

Who is entitled to vote?

Only stockholders of record of our Common Stock or our Series C Preferred Stock at the close of business on October 4, 2010 are entitled to vote at the Annual Meeting. If your shares of Series C Preferred Stock or Common Stock are registered in your name on the records of the Company maintained by the Company's transfer agent, Computershare, these proxy materials are being sent to you directly. If your shares are held in "street name," meaning that they are registered in the name of a broker, nominee, fiduciary or other custodian, then generally only that broker, nominee, fiduciary or other custodian may execute a proxy and vote your shares. If you hold shares in "street name," these proxy materials are being sent to you by the broker, nominee, fiduciary or other custodian through which you hold your shares.

Holders of our Series B Cumulative Preferred Stock, par value $0.0001 per share (or *Series B Preferred Stock*), are not entitled to vote at the Annual Meeting.

How many shares are eligible to be voted?

Common Stock. As of the record date of October 4, 2010, we had 27,745,788 shares of Common Stock outstanding. Each outstanding share of our Common Stock entitles its holder to one vote on each matter to be voted on at the Annual Meeting.

Series C Preferred Stock. As of the record date of October 4, 2010, we had 202,066.6 shares of Series C Preferred Stock outstanding, which are convertible into 202,066,600 shares of our Common Stock. Each outstanding share of our Series C Preferred Stock entitles its holder to 1,000 votes on each matter to be voted on at the Annual Meeting.

What am I voting on?

You are voting on the following matters:

- To elect five directors nominated by the Board of Directors, divided into three classes;
- To amend our Certificate of Incorporation to increase the number of authorized shares of our Common Stock from 100,000,000 shares to 500,000,000 shares;
- To amend our Certificate of Incorporation to effect a reverse stock split of our Common Stock in a range of 1-for-10 to 1-for-50 with the exact reverse split ratio set by our Board of Directors (or the *Reverse Stock Split*);
- To approve the 2010 Equity Incentive Award Plan;
- To approve the 2011 Equity Incentive Plan;
- To ratify the selection of BDO USA, LLP (formerly known as BDO Seidman, LLP) as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2011; and
- Any other matters that properly come before the meeting.

The Board of Directors does not currently know of any other matters that may be brought before the meeting for a vote. However, if any other matters are properly presented for action, it is the intention of the persons named on the proxy card to vote on them according to their best judgment.

How does our Board recommend that I vote?

For the reasons set forth in more detail later in this proxy statement, our Board recommends that you vote:

- "FOR" the five directors nominated by the Board of Directors (Proposal 1);
- "FOR" the proposal to amend the Certificate of Incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to 500,000,000 (Proposal 2);
- "FOR" the proposal to amend the Certificate of Incorporation to effect the Reverse Stock Split (Proposal 3);
- "FOR" the proposal to approve the 2010 Equity Incentive Award Plan (Proposal 4);
- "FOR" the proposal to approve the 2011 Equity Incentive Plan (Proposal 5); and
- "FOR" the proposal to ratify the selection of our independent registered public accounting firm (Proposal 6).

How may I cast my vote?

Stockholder of Record. If you are the stockholder of record, you may vote by one of the following methods:

- in person at the Annual Meeting;
- by mail;
- by using the Internet; or
- by telephone.

Whichever method you use, the proxies identified on the proxy card will vote the shares of which you are the stockholder of record in accordance with your instructions. If you sign, date and return your proxy card without giving specific voting instructions, the proxies will vote your shares for Proposals 1, 2, 3, 4, 5 and 6. The proxies will vote in their discretion with respect to any other matter properly presented for a vote at the Annual Meeting or any adjournment or postponement thereof.

Beneficial Owners of Shares Held in "Street Name." If you are a beneficial owner of shares held in "street name" and do not provide the broker, nominee, fiduciary or other custodian through which you hold your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. Of the proposals set forth in this proxy statement, only Proposal 6, the ratification of the selection of our independent registered public accounting firm, is considered a routine matter. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

When our inspector of election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. Your broker or nominee will usually provide you with the appropriate instruction form at the time you receive this proxy statement. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions in the voting instruction form.

What do I need to bring with me if I attend the Annual Meeting?

If you plan on attending the Annual Meeting, please remember to bring with you the Annual Meeting admission ticket that is attached to your proxy card and photo identification, such as a driver's license. In addition, if you hold shares in "street name" you should bring an account statement or other acceptable evidence of ownership of Common Stock or Series C Preferred Stock as of the close of business on October 4, 2010, the record date for voting. Finally, if you hold shares in "street name," in order to vote at the Annual Meeting, you will also need a valid "legal proxy" issued in your name, which you can obtain by contacting your account representative at the broker, nominee, fiduciary or other custodian through which you hold your shares.

How may I cast my vote by mail?

To vote by mail, you may complete the enclosed proxy card and then sign, date and return it in the postage-paid reply envelope provided. Submitting a proxy now will not limit your right to vote at the Annual Meeting if you decide to attend in person.

If your shares are held in "street name," meaning that they are registered in the name of a broker, nominee, fiduciary or other custodian, then generally only that broker, nominee, fiduciary or other custodian may execute a proxy and vote your shares. Your broker, nominee, fiduciary or other custodian should provide you with a voting instruction form for your use to provide them with instructions as to how to vote your shares at the Annual Meeting. If your shares are held of record in "street name" by a broker, nominee, fiduciary or other custodian and you wish to vote in person at the Annual Meeting, you must obtain from the record holder a "legal proxy" issued in your name.

Stockholders that receive more than one proxy card or voting instruction form have shares registered in different forms or in more than one account. Stockholders that receive more than one proxy card are requested to please sign, date and return all proxy cards and provide instructions for all voting instruction forms received to ensure that all of their shares are voted.

Shares represented by a properly executed proxy will be voted at the Annual Meeting and, when instructions have been given by the stockholder, will be voted in accordance with those instructions. Properly executed proxies that do not contain voting instructions with regard to a proposal will be voted "FOR" any such proposal.

How may I cast my vote over the Internet or by telephone?

If you are a stockholder of record, in addition to voting in person or by completing and mailing the proxy card, you may vote by using the Internet or by telephone. If you wish to vote via the Internet, go to www.proxyvote.com and follow the instructions given. You will need your proxy card in hand when you access the website. Or, you can vote via telephone by calling 1-800-690-6903. You will need your proxy card in hand when you call that number. You may vote via the Internet or telephone up until 11:59 p.m. Eastern Time the day before the Annual Meeting.

If you hold your shares in "street name," the broker, nominee, fiduciary or other custodian through which you hold your shares will instruct you as to how your shares may be voted by proxy.

How may I revoke or change my vote?

If you are the record owner of your shares, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- submitting to our Secretary a new proxy card, dated later than the prior proxy card;
- delivering written notice to our Secretary at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311 stating that you are revoking your proxy; or
- attending the Annual Meeting and voting your shares in person.

Please note that attendance at the Annual Meeting will not, by itself, constitute revocation of your proxy.

What are the voting requirements?

Quorum Requirement. Delaware law and our bylaws require that a quorum exist for the transaction of business at a stockholder meeting. A quorum for the actions to be taken at the Annual Meeting will consist of a majority of the voting power of the outstanding shares of stock that are entitled to vote at the Annual Meeting. Therefore, at the Annual Meeting, the presence, in person or by proxy, of the holders of shares of Common Stock or Series C Preferred Stock representing at least 114,906,195 votes will be required to establish a quorum. Proxies marked as abstaining, and any proxies returned by brokers as "broker non-votes" on behalf of shares held in "street name" because beneficial owners' discretion has been withheld as to one or more matters on the agenda for the Annual Meeting, will be treated as present and entitled to vote, and will count towards the establishment of a quorum.

Required Votes. Each outstanding share of our Common Stock is entitled to one vote on each proposal at the Annual Meeting, and each outstanding share of our Series C Preferred Stock is entitled to 1,000 votes on each proposal at the Annual Meeting. Approval of the proposals requires the following affirmative vote:

- **Approval required for Proposal 1 (Election of Directors):** the candidates for director receiving the highest number of affirmative votes will be elected. In an election of directors by plurality vote, abstentions have no effect, since approval by a percentage of the shares present or outstanding is not required. "Broker non-votes" will also have no effect on this proposal.
- **Approvals required for all other proposals:** each of the remaining proposals requires the affirmative vote of a majority of the voting power represented by stockholders present, in person or by proxy, at the Annual Meeting. Abstentions will have the same effect as a vote against these proposals. "Broker non-votes" will likewise have the effect as a vote against Proposals 2, 3, 4 and 5, but banks and brokers will have the discretion to vote uninstructed shares in favor of Proposal 6 (Ratification of the Selection of the Company's Independent Registered Public Accounting Firm).

Affiliates of JH Partners, LLC (or *JH Partners*) are our largest stockholders and, based on shares outstanding as of September 17, 2010, control approximately 77% of our outstanding voting power. We expect these stockholders to be present, in person or by proxy, at the Annual Meeting, which will establish a quorum, and to vote in favor of Proposals 1, 2, 3, 4, 5 and 6, which would ensure their passage. These stockholders have agreed to vote in favor of Proposal 4 pursuant to our Stockholders' Agreement described in "Certain Relationships and Transactions with Related Persons" below.

What happens if the Annual Meeting is postponed or adjourned?

If the Annual Meeting is adjourned to another time or place, notice is not required to be provided to the stockholders of the adjourned meeting if the time, place and means of any remote communications by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken, the adjournment is for no more than 30 days after the date of the original meeting and no new record date is fixed for the adjourned meeting after the adjournment. If we adjourn the Annual Meeting to a later date, we will conduct the same business at the later meeting and, unless we set a new record date, only the stockholders who were eligible to vote at the original meeting will be permitted to vote at the adjourned meeting. Unless we set a new record date for an adjourned meeting and you are no longer a stockholder on the new record date, your proxy will still be effective and may be voted at the adjourned meeting. In that case, you will still be able to change or revoke your proxy until it is voted.

Who is paying for the costs of this proxy solicitation?

The Company will bear the cost of this solicitation of proxies. In addition to mailing these proxy materials, our directors, officers and employees may, without being additionally compensated, solicit proxies personally and by mail, telephone, facsimile, or electronic communication. We will reimburse banks and brokers for their reasonable out-of-pocket expenses related to forwarding proxy materials to beneficial owners of stock or otherwise in connection with this solicitation.

Who are the proxies?

The Board of Directors of the Company has appointed Theodore S. Green and John P. Avagliano to serve as proxies at the Annual Meeting. When you fill out your proxy card and return it, or if you vote electronically, you will be giving the proxies your instruction on how to vote your shares at the Annual Meeting.

Who will count the votes?

Computershare, our transfer agent, will receive and tabulate the proxy cards, ballots and voting instruction forms and will act as the inspector of election at the Annual Meeting.

Whom should I call if I have questions regarding the Annual Meeting?

If you have questions regarding the Annual Meeting, please contact either Michael B. Bayer, Esq. (General Counsel and Corporate Secretary) or Dawn Martens (Vice President, Corporate Affairs) at (818) 407-9100.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement, the information incorporated by reference, and some of our other public statements contain forward-looking statements. Such statements include, without limitation, statements regarding the impacts on the Company if the amendments to our Certificate of Incorporation to increase the number of authorized shares of Common Stock and to effect the Reverse Stock Split are not approved, our ability to meet The NASDAQ Global Market or The NASDAQ Capital Market listing standards, our business outlook and strategy, and potential uses of Common Stock. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Also, forward-looking statements can generally be identified by words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "seek," "expect," "intend," "plan" and similar expressions.

Forward-looking statements provide management's expectations or predictions of future conditions, events, or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. These statements speak only as of the date they are made. Image does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made, except as required by law. There are a number of factors, many of which are beyond Image's control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. For a discussion of such factors, please see the section entitled "Risk Factors" in our Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended March 31, 2010 and the factors discussed in this proxy statement.

BACKGROUND TO THE PROPOSALS

Overview

In January 2010 we effected a recapitalization transaction with affiliates of JH Partners as part of an overall plan to stabilize and improve our financial condition (by retiring senior debt and curing outstanding defaults under our debt agreements), and to enhance our liquidity. In recent years preceding this recapitalization transaction, our financial condition and liquidity had been constrained by a variety of factors, including the costs of a contentious proxy contest and two terminated merger processes, large required payments to our senior lender and to content-providers, and the economic slowdown's negative impact on our customers' buying habits.

We implemented a new business strategy following the changes in our management and Board of Directors that resulted from the transaction with the JH Partners affiliates. We believe our current strategy, which in some respects departs from our prior strategy, will allow us to be more flexible and act upon opportunities at a more rapid pace. Key elements of our new strategy include actively pursuing complementary content and catalogue opportunities, as well as strategic opportunities such as acquiring accretive businesses and entering into joint ventures and other creative partnering arrangements.

As described in more detail below, the proposed increase in the number of our authorized shares of Common Stock, the Reverse Stock Split, and the adoption of the 2010 Equity Incentive Award Plan and the 2011 Equity Incentive Plan are all important to our continued efforts to improve Image's business and execute its strategy. These proposals are also tied to the transaction with the JH Partners affiliates, which is described in more detail in the following section.

Transaction with JH Partners Affiliates

On January 8, 2010, we sold to JH Partners Evergreen Fund, L.P. (or *JH Evergreen*), JH Investment Partners III, L.P. (or *JH Investment III*) and JH Investment Partners GP Fund III, LLC (or *JH Investment GP Fund*, and together with JH Evergreen and JH Investment III, the *JH Investors*) 22,000 shares of a newly authorized series of Series B Preferred Stock and 196,702 shares of a newly authorized series of Series C Preferred Stock (together with the Series B Preferred Stock, the *Preferred Shares*), for an aggregate purchase price of $22.0 million. In connection with our sale of the Preferred Shares to the JH Investors (or the *JH Transaction*), the JH Investors acquired control of Image. Due to the voting rights associated with the Series C Preferred Stock as discussed above, after the issuance of the Series C Preferred Stock and the issuance of 3.5 million shares of Common Stock to retire the senior convertible note, as amended, held by Portside Growth and Opportunity Fund (or *Amended Note*) on January 8, 2010, the JH Investors collectively owned approximately 88.6% of our post-transaction outstanding voting power. After subsequent transactions involving our capital stock, the JH Investors owned approximately 77% of outstanding voting power as of September 17, 2010.

After payment to JH Partners, as investor representative of the JH Investors (or the *Investor Representative*), of a $1 million transaction fee, akin to an investment banking fee, reimbursement of $650,000 of the JH Investors' expenses and payment of other transaction-related expenses, we received net proceeds of approximately $19.0 million from the JH Transaction. In connection with the closing of the JH Transaction, we used $15.0 million of the net proceeds, along with the issuance of 3.5 million shares of Common Stock, to repay in full and retire the Amended Note. The remainder of the net proceeds were used to repay other outstanding indebtedness and liabilities and for general working capital. The source of the $22.0 million used by the JH Investors to purchase the Preferred Shares was an advance against a line of credit with Silicon Valley Bank secured by the JH Investors' ability to call capital.

Pursuant to the Securities Purchase Agreement dated December 21, 2009 with the JH Investors under which we conducted the JH Transaction (as amended, the *SPA*), we also granted the JH Investors the right (or the *Purchase Right*) to purchase up to an additional 7,400 shares of Series B Preferred Stock and 66,163.4 shares of Series C Preferred Stock for an aggregate purchase price of $7.4 million. The Purchase Right has expired with respect to an initial tranche of 3,700 shares of Series B Preferred Stock and 33,081.7 shares of Series C Preferred Stock. At any time during the period commencing on January 8, 2010 and ending at 5:00 p.m., Pacific time, on the date that is 360 days after January 8, 2010, the JH Investors may exercise the Purchase Right with respect to the remaining tranche of 3,700 shares of Series B Preferred Stock and 33,081.7 shares of Series C Preferred Stock in whole or in part and in one or more instances. The decision to exercise the Purchase Right will be made by the JH Investors in their sole discretion and the JH Investors are not required to exercise the Purchase Right. The net proceeds from the sale of any additional Preferred Shares may only be used by us to (i) acquire rights to additional audio and video entertainment programming, (ii) repay any over-advance under our revolving credit facility or (iii) repay accounts payable incurred by us in the ordinary course of business.

New Board of Directors and Management

On January 7, 2010, pursuant to closing conditions of the SPA, each member of the then-current Board, which included Ira S. Epstein, Gary Haber, M. Trevenen Huxley, Martin W. Greenwald and Robert J. McCloskey, resigned from the Board effective immediately after the closing of the JH Transaction (or the *Closing*). On January 7, 2010, the then-current Board appointed Theodore Green, Patrick Collins and Michael John, all of whom were designated by the JH Investors pursuant to the SPA, as directors effective immediately after the Closing. On August 5, 2010, Mr. John resigned from the Board, and the Board appointed John W. Hyde, the Company's Vice Chairman, as a director to fill the vacancy created by Mr. John's resignation and appointed Mary J. George and Marshall A. Heinberg as directors, in each case effective immediately.

On January 9, 2010, our Board of Directors appointed Theodore S. Green as our Chairman of the Board and Chief Executive Officer, John Avagliano as our Chief Financial Officer and Chief Operating Officer and John Hyde as our Vice Chairman.

NASDAQ Delisting

Our Common Stock was suspended from trading on The NASDAQ Global Market effective on February 3, 2010. The delisting followed a series of NASDAQ Staff Deficiency Letters citing violations of NASDAQ Listing Rules related to our failure to have an audit committee consisting of three directors, our failure to have independent directors, and various violations triggered by the JH Transaction. Our Common Stock is currently quoted on the OTCQB Marketplace of the Pink OTC Markets Inc. (or *OTCQB*), a centralized electronic quotation service for over-the-counter securities. The delisting has resulted in significantly less liquidity in the market for our Common Stock, decreased the attractiveness of our Common Stock and caused the trading volume of our Common Stock to decline significantly, which we believe has contributed to the significant decline in the market price of our Common Stock. In addition, our ability to raise additional capital through equity financing, and to attract and retain personnel by means of equity compensation, has been impaired.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Bylaws provide for a Board consisting of a minimum of three and a maximum of nine directors, with the current number set by the Board at five. All five directors will be elected at the 2010 Annual Meeting, with the Class I directors elected for a three-year term, the Class II director for a one-year term, and the Class III directors for a two-year term, as follows:

Class	Member(s)	Length of Term if Elected at 2010 Annual Meeting	Term Expires
I	Patrick M. Collins Theodore S. Green	3-year term	2013 Annual Meeting
II	John W. Hyde	1-year term	2011 Annual Meeting
III	Mary J. George Marshall A. Heinberg	2-year term	2012 Annual Meeting

All of the director nominees were recommended as nominees by the JH Investors. All directors were interviewed by all members of the then-current Board, and based on their interviews and qualifications, were elected to the Board and are standing for election by the stockholders for the first time at the Annual Meeting.

In addition to the matters affecting our directors and their election to the Board described in "Background to the Proposals—Transaction with JH Partners Affiliates" above and "Certain Relationships and Transactions with Related Persons" below, on April 14, 2010, the JH Investors agreed to cause the election of Mr. Hyde as a director of the Company by September 30, 2010 and to cause him to stay on the Board for so long as he is an employee or consultant of the Company.

The following are the nominees for election as directors proposed by the current Board, with information including principal occupation and other business affiliations, age, positions and offices held with us, and the year each current director was first elected. For information regarding each nominee's security ownership, see "Security Ownership of Certain Beneficial Owners and Management" below.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named in the table below. Each nominee has consented to serve as a director of the Company if elected, and management has no reason to believe the nominees will be unable to serve as directors. In the event that a nominee becomes unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board to fill the vacancy.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE NOMINEES.

Name	Director Class	Director Since	Age	Principal Occupation and Business Experience During Past Five Years and Other Directorships
Patrick M. Collins	I	2010	36	Mr. Collins is a senior investment professional with JH Partners, LLC, a private equity firm, where he has held various positions since 2003. Mr. Collins is a member of JH Partners' four-member investment committee and is responsible for leading deal teams in completing all phases of the firm's private equity investments, including sourcing, due diligence, debt financing, valuation, structuring, negotiation and monitoring. Prior to joining JH Partners, Mr. Collins worked at Behrman Capital, a private equity firm. Prior to Behrman Capital, Mr. Collins was an investment banker at Merrill Lynch & Co., Inc. Mr. Collins currently serves on the boards of AmeriMark Holdings, LLC and CHP Holdings, Inc. Mr. Collins received an MBA from Harvard Business School and a BA from Yale University. Mr. Collins' experience with capital-raising and growth-oriented transactions provides the Board with perspective on the Company's strategies to grow its business.

Name	Director Class	Director Since	Age	Principal Occupation and Business Experience During Past Five Years and Other Directorships
Theodore S. Green	I	2010	57	Mr. Green was appointed as the Company's Chairman of the Board and Chief Executive Officer effective January 8, 2010. Since 2007, Mr. Green has served as a director of China MediaExpress, a publicly traded company that operates the largest television advertising network on inter-city express buses in China. The company is a successor to TM Entertainment and Media, Inc., a company for whom Mr. Green served as Chairman and Co-CEO from 2007 to 2009. From 2003 to 2006, Mr. Green was the CEO and Co-Owner of Anchor Bay Entertainment, a home entertainment and production company, which at the time was a subsidiary of IDT Entertainment, Inc, a production company that focused on the production, marketing and distribution of various media. Mr. Green began serving as CEO upon the acquisition of Anchor Bay from The Handleman Company. Prior to that, in 2001, Mr. Green established Greenlight Consulting Inc., a project-based consulting practice focused on the media and entertainment industry. Greenlight Consulting's clients include Sony Music and Vivendi-Universal as well as numerous other regional media organizations. Prior to founding Greenlight Consulting, in 2000, Mr. Green was President and Chief Operating Officer of MaMaMedia, Inc., an Internet company that created activity-based learning products for children and their families. From 1992 to 2000, Mr. Green was the founder and President of Sony Wonder, the division of Sony BMG Music Entertainment responsible for the production and distribution of media geared toward youthful audiences and also for all home video distribution. Beginning in 1989, Mr. Green was the Executive Vice President of Administration and Operations for ATCO Records, a music industry label co-owned with The Warner Music Group. From 1982 until 1989, Mr. Green served as the Senior Vice President of Polygram Records, overseeing the Business Affairs and Music Publishing divisions of the company. Mr. Green's career in the entertainment industry began first in the legal department and thereafter as the Director of Business Affairs for CBS Records. Prior to that Mr. Green practiced general entertainment law at the firm of Moses Singer. Mr. Green's broad and deep experience in various segments of the entertainment industry, together with his perspective as our Chief Executive Officer, provides the Board with unique insight and direct access to strategic and operational information about the Company.
John W. Hyde	II	2010	69	Mr. Hyde was appointed as the Company's Vice Chairman on January 8, 2010. Mr. Hyde has served as CEO of Rehab Incorporated since 2007. Mr. Hyde founded and has been an officer of Producers Sales Organization (or *PSO*) since 1982. PSO and its recently formed affiliate company, Rehab Incorporated, are diversified entertainment, consulting, production, financing and distribution companies. Mr. Hyde currently has in development *Short Circuit* for The Weinstein Company and *Flight of the Navigator* for Disney. Since October 2007, Mr. Hyde has served as Vice Chairman of The Jim Henson Company, creator of The Muppets and a family entertainment company, where he is responsible for strategic planning, new media and business development. From 2007 to 2008, Mr. Hyde served as the Vice Chairman of Starz Media, a film and television production and distribution company, where he was responsible for integrating the IDT Entertainment operations into the Starz group of companies. From 2003 to 2006, Mr. Hyde was the COO of IDT Entertainment and CEO of IDTE Productions and New Ark Entertainment. In those roles, Mr. Hyde oversaw all of IDT Entertainment's operations. From 2000 to 2006, Mr. Hyde was the CEO of Film Roman and was responsible for running the animation company producing *The Simpsons, King of the Hill, Hellboy: Animated, Eloise, and Wow! Wow! Wubbzy!* Mr. Hyde's entertainment development and

Name	Director Class	Director Since	Age	Principal Occupation and Business Experience During Past Five Years and Other Directorships
				management experience, strategic planning background and overall familiarity with the film and television industry provide the Board with greater insight into potential growth opportunities.
Mary J. George	III	2010	60	Ms. George currently serves as Vice Chairman of Bell Automotive Products, Inc., as well as on the boards of the private companies Oreck Corporation and 3-Day Blinds. Ms. George previously served as the Chairman of Bell Sports from 2001 to 2005, its Chief Executive Officer from 1998 to 2000 and its Chief Operating Officer from 1994 to 1997. Prior to joining Bell Sports, Ms. George was the Chief Operating Officer of Denar Corporation. She received an MBA in Finance and Marketing from Xavier Institute, Jamshedpur, India. Ms. George's experience in sales, marketing and general management in the consumer products industry, as well as success in the development of internationally renowned branded products, provides the Board with greater insight in the areas of product branding and strategic growth in the consumer products industry.
Marshall A. Heinberg	III	2010	53	Mr. Heinberg has served since 2008 as the Head of the Investment Banking Department and as a Senior Managing Director of Oppenheimer & Co. Inc., an investment bank and full-service investment firm. He began his investment banking career in 1987 as an Associate in the Corporate Finance Division of Oppenheimer & Company, which was acquired by the Canadian Imperial Bank of Commerce (CIBC) in 1997. In 2001, Mr. Heinberg was named Head of CIBC's U.S. Investment Banking Department. CIBC's US Capital Markets Business was acquired by Oppenheimer & Co. Inc. in 2008. During his career, Mr. Heinberg has worked with many leading growth companies. Mr. Heinberg has held responsibility for various sectors including environmental, industrial growth, technology and telecommunications. His transaction experience includes public and private financings, exclusive sale and strategic advisory assignments. He has been a Non-Executive Director at Universal Biosensors Inc. since January 11, 2010. Mr. Heinberg graduated from the Wharton School of the University of Pennsylvania with honors, with a degree in economics, and received his law degree from Fordham Law School. Mr. Heinberg's experience in public and private financing, strategic development and sales provides the Board with insight regarding financial matters and potential growth and investment opportunities.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors, which is elected by our stockholders, is our ultimate decision-making body except with respect to those matters reserved to our stockholders. The Board selects the officers who are charged with the conduct of our business, and has responsibility for establishing broad corporate policies and for our overall performance. The Board is not involved in operating details on a day-to-day basis. The Board is advised of our business through regular reports and analyses and discussions with our principal executive officer and other officers.

Currently, Theodore S. Green serves as our Chairman and Chief Executive Officer. The Board believes that a combined Chairman and Chief Executive Officer position fosters clear accountability, effective decision-making, and alignment on corporate strategy and provides the best form of leadership for the Company and the Board. The Board also believes its administration of its risk oversight function, as discussed below, has not affected the Board's leadership structure. The Company does not have a lead independent director.

Director Independence

Although we are not currently listed on NASDAQ, we apply NASDAQ independence standards to our Board members. Two of the five current Board members are considered "independent" by such standards. Because of the JH Investors' substantial ownership of our voting stock, we would be deemed a "controlled company" under NASDAQ listing rules and, as a result, a majority of our Board would not be required to be independent.

Our Board has reviewed the independence of our directors, including whether specified transactions or relationships exist currently, or existed during the past three years, between our directors, or certain family members or affiliates of our directors, and Image and our subsidiaries (which were merged into Image on June 30, 2010), certain other affiliates, or our independent registered public accounting firm. In the review, the Board considered the receipt of indirect fees by the Haber Corporation, of which former Board member Gary Haber is a principal, from certain Image content providers based upon a percentage of royalty payments to such content providers by Image. In addition, the affiliation of former Board member Martin W. Greenwald with EIM Capital Management, which provides consulting services to Image, was considered. Further, the affiliations of former Board member David Coriat with Slaight Communications, formerly a greater than 5% beneficial owner of Image, were considered. These relationships and affiliations with Messrs. Haber, Greenwald and Coriat are further described under "Certain Relationships and Transactions with Related Persons," below. As a result of the review, our Board has determined for fiscal year 2010 that David Coriat, Ira S. Epstein, Gary Haber, M. Trevenen Huxley and Robert J. McCloskey were "independent" as that term is used in NASDAQ Marketplace Rule 5605(a)(2). Of our current directors, Ms. George and Mr. Heinberg are independent. Mr. Green is our Chief Executive Officer, Mr. Hyde is our Vice Chairman, and Mr. Collins is employed by our controlling stockholder. There are no family relationships among or between any of our directors, executive officers or key employees.

Committees of the Board and Attendance at Meetings

Our Board meets on a regular basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. There were 24 regular and special Board meetings held during fiscal year 2010. Members of senior management regularly attend Board meetings to report on and discuss their respective areas of responsibility.

Although the full Board considers our major decisions, the Board has established an Audit Committee, a Compensation Committee, and a Nominations and Governance Committee to more fully address certain areas of importance to Image. The current charter of each committee (as amended in June 2010) may be found under "Corporate Governance" on our corporate website at the address *http://www.image-entertainment.com/company/investors.asp.*

The Board's role in risk oversight includes receiving regular updates from management on areas of material risks and major Company strategies and initiatives. While the Board is ultimately responsible for risk oversight, each of the Board committees assists in fulfilling these oversight responsibilities. The Compensation Committee provides oversight of the Company's pay policies and practices including risks associated with executive compensation. The Audit Committee oversees management of financial risks. The Nominations and Governance Committee manages risks associated with corporate governance, including the independence of Board members and Board composition.

For fiscal year 2010 until the Closing, our Audit Committee was composed of Messrs. Epstein, Haber (Chairman) and McCloskey who replaced Mr. Coriat (who resigned in November 2009), our Compensation Committee was composed of Messrs. Epstein and McCloskey (Chairman), and our Nominations and Governance Committee was composed of Messrs. McCloskey and Coriat (Chairman). Our Board determined that each of these committee members was an independent director, and the Audit Committee members met the independence requirements of the US Securities and Exchange Commission (or the *SEC*) and NASDAQ.

Following the Closing, our Board did not have separate Audit, Compensation and Nominations and Governance Committees, and the full Board acted in the capacity of all three committees until the appointment of independent directors to our Board. At its August 5, 2010 meeting, the Board appointed directors to the three committees as follows:

Audit Committee: Ms. George, Messrs. Collins, Green, Hyde (Chairman) and Heinberg
Compensation Committee: Ms. George (Chairman) and Mr. Heinberg
Nominations and Governance Committee: Messrs. Collins (Chairman) and Green

Because we are not listed on NASDAQ or the New York Stock Exchange, we are not required to have an Audit Committee consisting solely of independent directors, and so our full Board acts as the Audit Committee. Similarly, because we are not currently subject to NASDAQ independence requirements, we have composed our Nominations and Governance Committee based on considerations other than independence, and the members of this committee are not independent. Our Compensation Committee consists solely of independent directors. Our Board determined that each of Ms. George and Mr. Hyde qualifies as an "audit committee financial expert" as that term is defined in Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended (or the *Exchange Act*).

Audit Committee. As provided in the Audit Committee's charter, the Audit Committee's primary functions are to:

(1)monitor the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance,

(2)select our independent auditors and monitor the independence and performance of our independent auditors and internal auditing department, and

(3)provide an avenue of communication among the independent auditors, management, the internal auditing department, and the Board.

During fiscal year 2010, the Audit Committee held a total of 5 meetings.

Compensation Committee. The Compensation Committee's primary functions are to review and approve salaries, bonuses and other compensation payable to our executive officers. In addition, the Compensation Committee administers our equity incentive plans.

The Compensation Committee did not engage the services of a compensation consultant in fiscal year 2010. The Compensation Committee expects that in future determinations of executive officer compensation it will consider the recommendations of our Chief Executive Officer and other management personnel as appropriate. However, the executive compensation for our current executive officers was established pursuant to employment agreements negotiated directly between Messrs. Collins and John, the non-employee directors then serving, and the executive officers.

During fiscal year 2010, the Compensation Committee did not meet apart from the full Board.

Nominations and Governance Committee. This committee's primary function is to review and recommend our potential director candidates and corporate governance matters. The charter of the Nominations and Governance Committee states that the committee will consider Board candidates recommended for consideration by our stockholders, provided the stockholders present information regarding candidates as required by the charter or reasonably requested by us within the timeframe prescribed in the Company's Bylaws, and other applicable rules and regulations (including Regulation 14A under the Exchange Act). Recommendation materials are required to be sent to the committee, c/o Patrick Collins, at our corporate address. There are no specific minimum qualifications required to be met by a director nominee recommended for a position on the Board, nor are there any specific qualities or skills that are necessary for the members of our Board to possess, other than as are necessary to meet any requirements under the rules and regulations applicable to us. The Nominations and Governance Committee considers a potential candidate's experience, areas of expertise, and other factors relative to the overall composition of the Board. Although the Nominations and Governance Committee does not have a formal policy with respect to diversity, our director selection guidelines include a statement that the Board should consider diversity and other factors including industry knowledge, leadership qualities, decision-making abilities and public company board and committee experience. The director selection guidelines are further described in Exhibit A to the Nominations and Governance Committee's charter.

The Nominations and Governance Committee considers director candidates that are suggested by members of the Board, as well as management and stockholders. Although it has not previously done so, the committee may also retain a third-party executive search firm to identify candidates. The process for identifying and evaluating nominees for director, including nominees recommended by stockholders, involves reviewing potentially eligible candidates, conducting background and reference checks, interviewing the candidate and others (as schedules permit), meeting to consider and approve the candidate and, as appropriate, preparing and presenting to the full Board an analysis with regard to particular recommended candidates. The committee endeavors to identify director nominees who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment, and, together with other director nominees and members, are expected to serve the long-term interest of our stockholders and contribute to our overall corporate goals.

During fiscal year 2010, the Nominations and Governance Committee did not meet apart from the full Board.

Annual Meeting Attendance. We have adopted a policy encouraging attendance by the Board, if practicable and time permits, at our stockholder annual meetings, either in person, by telephone or by other similar means of live communication including video conference or webcast. Three of our directors attended our last Annual Meeting of Stockholders held on October 17, 2008.

Executive Sessions of Non-Management Directors. Our non-management directors meet in executive sessions on an as needed basis.

Communications with Directors. Stockholders may communicate with the Board or with one or more individual members of the Board by writing Image Entertainment, Inc., 20525 Nordhoff Street, Suite 200, Chatsworth, CA 91311, Attention: Corporate Secretary. As appropriate, communications received from stockholders are forwarded directly to the Board, or to any individual member or members, depending on the facts and circumstances outlined in the communication. The Board has authorized the Secretary, in his discretion, to exclude communications that are patently unrelated to the duties and responsibilities of the Board, such as spam, junk mail and mass mailings. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out by the Secretary pursuant to the policy will be made available to any non-management director upon request.

Code of Ethics and Governance Guidelines

Our Board has adopted a Code of Ethics Policy which is applicable to all employees, including our principal executive officer and principal financial and accounting officer, and other applicable persons. Copies of our Code of Ethics Policy, as well as our Insider Trading Policy, Corporate Governance Guidelines, the written Charters for our Audit, Compensation, and Nominations and Governance Committees, as well as periodic and current reports filed with the SEC are available on the "Investors" section of our website, *http://www.image-entertainment.com/company/investors.asp*, and are available in print to any stockholder upon request. Amendments and waivers, if any, will be disclosed on the Investors section of our website.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 17, 2010, with respect to the beneficial ownership of shares of our Common Stock owned by (i) each person, who, to our knowledge based on Schedules 13G or 13D filed with the SEC, is the beneficial owner of more than 5% of our outstanding Common Stock, (ii) each person who is currently a director or director nominee, (iii) each executive officer named in the Summary Compensation Table below, and (iv) all of our current directors and executive officers as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percent of Common Stock (2)
JH Evergreen Management, LLC (3)	209,219,400	77.01%
Portside Growth and Opportunity Fund (4)	9,878,215	4.15%
Theodore S. Green (5)	8,948,500	3.89%
John W. Hyde (6)	7,599,850	3.31%
John P. Avagliano (7)	3,576,400	1.56%
Rick Eiberg (8)	62,500	*
Bill Bromiley (9)	50,000	*
Jeff M. Framer	18,781	*
Patrick M. Collins	—	—
Mary J. George	100,000	—
Marshall A. Heinberg	100,000	—
All current directors and executive officers as a group (6 persons)	20,324,750	8.13%

* Less than 1%

(1) Beneficial ownership is determined in accordance with SEC rules. For the number of shares beneficially owned by each of JH Evergreen Management, LLC (or *JH Evergreen* Management) and Portside Growth and Opportunity Fund, we rely on each such stockholder's statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act, as described in the footnotes below. Except as indicated by footnote below, each person named reportedly has sole voting and investment powers with respect to the Common Stock beneficially owned by that person, subject to applicable community property and similar laws. Except as indicated by footnote below, each owner's mailing address is c/o Image Entertainment, Inc., 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.

(2) On September 17, 2010, there were 27,745,788 shares of our Common Stock outstanding. The percentage of the Common Stock beneficially owned by each named reporting person (and the directors and executive officers as a group) is reported assuming full conversion of all outstanding Series C Preferred Stock into shares of Common Stock (202,066,600 shares). Common Stock not outstanding but which underlies options and rights (including purchase rights and warrants) vested or convertible as of, or vesting or convertible within, 60 days after September 17, 2010, is deemed to be outstanding for the purpose of computing the percentage of the Common Stock beneficially owned by each named person (and the directors and executive officers as a group), but is not deemed to be outstanding for any other purpose. If beneficial ownership was calculated with only the beneficial amounts pertaining to the holder, the percentages reported would be 88.29% for JH Evergreen Management, 27.62% for Portside Growth and Opportunity Fund, 24.39% for Mr. Green, 21.50% for PSO/Mr. Hyde, and 11.42% for Mr. Avagliano.

(3) Information presented is based on a Schedule 13D filed with the SEC on July 21, 2010 by JH Evergreen Management, JH Evergreen, JH Investment Partners III, LP (or *JHIP III*), JH Investment Partners GP Fund III, LLC (or *JHIP GP III*) and John C. Hansen. The mailing address of JH Evergreen Management is 451 Jackson Street, San Francisco, CA 94111-1615. Assumes full conversion of Series C Preferred Stock held and purchase rights for additional shares of Series C Preferred Stock into 209,219,400 shares of Common Stock. The Series C Preferred Stock held will automatically convert into shares of Common Stock when there are sufficient authorized but unissued shares of Common Stock to effect the conversion in full of the Series C Preferred Stock after taking into account shares reserved for issuance upon exercise of outstanding rights, warrants and options and upon conversion of outstanding securities. According to the Schedule 13D, JH Evergreen Management and Mr. Hansen each reported beneficial ownership of 209,219,400 shares of Common Stock, of which each reported sole voting and dispositive power. JH Evergreen reported beneficial ownership of 178,201,702 shares of Common Stock, of which it had sole voting and dispositive power. JHIP III reported beneficial ownership of 21,254,607 shares of Common Stock, of which it had sole voting and dispositive power. JHIP GP III reported beneficial ownership of 9,763,091 shares of Common Stock, of which it had sole voting and dispositive power. Mr. Hansen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4) Information presented is based on a Schedule 13G filed on January 15, 2010 with the SEC by Portside Growth and Opportunity Fund (or *Portside*). The mailing address of Portside is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands and that of the other parties reporting on the Schedule 13G is 599 Lexington Avenue, 20th Floor, New York, NY 10022. Pursuant to the Schedule 13G filing, the shares of Common Stock listed in the table as beneficially owned by Portside may also be deemed to be beneficially owned by Ramius LLC (or *Ramius*), Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C. (or *C4S*), Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss. Each of Ramius, C4S and Messrs. Cohen, Stark, Solomon and Strauss disclaims beneficial ownership of the shares beneficially owned by Portside. Includes warrants to purchase 8,018,868 shares of Common Stock.

(5) Includes Series C Preferred Stock assumed to be converted into 8,941,000 shares of Common Stock.

(6) Mr. Hyde holds shares through PSO, his wholly owned consulting business. Includes Series C Preferred Stock assumed to be converted into 7,599,850 shares of Common Stock.

(7) Includes Series C Preferred Stock assumed to be converted into 3,576,400 shares of Common Stock.

(8) Includes vested options to purchase 62,500 shares of Common Stock.

(9) Includes vested options to purchase 50,000 shares of Common Stock.

Please refer to the discussion of the Stockholders' Agreement in "Certain Relationships and Transactions with Related Persons" below.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Image's directors and executive officers and the beneficial holders of more than 10% of a registered class of Image's equity securities to file initial reports of ownership and changes in ownership of Common Stock and other equity securities of Image with the SEC. Based solely on our records and written representations from certain of these persons, we believe that during fiscal year 2010 all applicable Section 16(a) filing requirements were met, with the following exception: JH Evergreen Management, John Hansen and JH Evergreen, who are beneficial owners of more than 10% of the Common Stock, assuming conversion of the Series C Preferred Stock into shares of Common Stock, filed their Form 3s and Form 4s on July 19, 2010. The transactions reported occurred on January 8, 2010 and April 14, 2010, respectively, and accordingly, the Section 16(a) filing requirements do not appear to have been timely met. The Forms 4 for the April 14, 2010 transactions reported sales of shares of Series B Preferred Stock and Series C Preferred Stock by the JH Investors to each of Theodore S. Green, John Avagliano, Ray Gagnon and PSO, John Hyde's wholly owned consulting business. In addition, Forms 3 for directors Mary J. George and Marshall A. Heinberg were filed on August 17, 2010, one day after their due date.

EXECUTIVE OFFICERS

Executive Officers

The following table sets forth the name, age and position of each of our executive officers as of September 17, 2010.

Name	Age	Position
*Executive Officers**		
Theodore S. Green	57	Chief Executive Officer and Chairman of the Board
John P. Avagliano	54	Chief Operating Officer/Chief Financial Officer
John W. Hyde	69	Vice Chairman

* Executive Officers were appointed effective January 8, 2010.

Messrs. Green and Hyde. Biographical information for Messrs. Green and Hyde is set forth above under "Proposal 1: Election of Directors."

Mr. Avagliano. From 2004 to 2009, Mr. Avagliano was President of Britannia Holdings, providing strategic and financial management services to the film, music, video and apparel industries. Clients of Britannia Holdings included Live Nation Entertainment, Ticketmaster Entertainment, Frontline Management, Palm Pictures (an integrated film and music company founded by Chris Blackwell, the former Chairman of Island Records), CAK Entertainment (a joint venture music publishing company funded by GTCR, a private equity firm based in Chicago), Menichetti, Ltd. (a high-end apparel manufacturer/distributor), Pacific Connections, Inc. (a mass market apparel and accessory distributor) and DIC Entertainment. From 1999 to 2004, Mr. Avagliano worked in various positions for Time Warner Inc. From 2001 to 2004, Mr. Avagliano worked for Warner Music Group as SVP of Financial Operations, where he was responsible for financial oversight of the global manufacturing, distribution and print businesses, worldwide financial planning and analysis, U.S. advertising procurement, real estate management, office services support and U.S. purchasing activities. From 1999 to 2001, Mr. Avagliano was CFO of Warner Home Entertainment, the leading global manufacturer and distributor of DVD and VHS products, where he was responsible for managing the overall finance function, leading negotiations in acquiring and distributing independent theatrical and TV content and managing the Video-On-Demand activities as related to the Warner Bros. film release schedule. Previously Mr. Avagliano was employed at companies such as Revlon, Playtex Products, Avon, Sanofi Beaute and PolyGram Distribution.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Our policy on related-person transactions is included in our revised Code of Conduct, which has been reviewed and approved by the Board effective as of June 19, 2007. Our policy states that each executive officer, director or nominee for director will disclose to the Audit Committee of the Board the following information regarding a related-person transaction for review, approval or ratification by the Audit Committee: (i) the name of the related-person (as defined by Item 404(a) of Regulation S-K under the Exchange Act), and if he or she is an immediate family member of an executive officer, director or nominee for director, the nature of such relationship; (ii) the related-person's interest in the transaction; (iii) the approximate dollar value of the amount involved in the transaction; (iv) the approximate dollar value of the amount of the related-person's interest in the transaction; and (v) in the case of indebtedness, the largest total amount of principal outstanding since the beginning of our last fiscal year, the amount of principal outstanding as of the latest practicable date, the amount of principal paid since the beginning of our last fiscal year, and the rate or amount of interest payable on the indebtedness.

The Audit Committee's decision whether or not to approve or ratify the related-person transaction is made in light of its determination as to whether consummation of the transaction is believed by the Audit Committee to not be or not have been contrary to our best interests. The Audit Committee may take into account the effect of a director's related-person transaction on such person's status as an independent member of our Board and eligibility to serve on Board committees under SEC and stock exchange rules.

The January 8, 2010 JH Transaction resulted in a variety of related-person transactions with the JH Investors, which became the holders of approximately 88.6% of our post-transaction outstanding voting power (after subsequent transactions involving our capital stock, the JH Investors owned approximately 77% of outstanding voting power as of September 17, 2010). These related-person transactions included payment to the Investor Representative of a $1 million transaction fee, akin to an investment banking fee, and reimbursement of $650,000 of the JH Investors' expenses and payment of other transaction-related expenses. Pursuant to the SPA, we agreed to pay the Investor Representative or its designee a management fee of $300,000 on each of December 31, 2010 and December 31, 2011.

Pursuant to the SPA, we also granted the Purchase Right, currently exercisable with respect to the remaining tranche of 3,700 shares of Series B Preferred Stock and 33,081.7 shares of Series C Preferred Stock until 5:00 p.m., Pacific time, on the date that is 360 days after January 8, 2010, in whole or in part and in one or more instances.

Pursuant to the SPA, the JH Investors initially provided to Wachovia Capital Finance Corporation (Western), a Wells Fargo Company (or *Wachovia*), a $5.0 million irrevocable standby letter of credit for 90 days, which has been extended through August 6, 2011, as credit support for our revolving line of credit.

On January 8, 2010, in connection with the Closing, we entered into a Registration Rights Agreement (or *RRA*) with the JH Investors. Pursuant to the RRA, we agreed to register under the Securities Act of 1933 the shares of Common Stock issuable upon conversion of the Series C Preferred Stock under certain circumstances. In connection with the execution of the SPA and RRA, the rights agreement providing for preferred stock purchase rights for our stockholders was terminated pursuant to its terms. As a result of the termination of the rights agreement, the holders of the preferred stock purchase rights issued pursuant to the rights agreement are no longer entitled to the rights set forth in the rights agreement.

On April 14, 2010, Theodore S. Green, John Avagliano, Ray Gagnon and PSO, John Hyde's subsidiary, purchased shares of the Company's Series B Preferred Stock and Series C Preferred Stock from the JH Investors. Mr. Green purchased 1,000 shares of Series B Preferred Stock and 8,941 shares of Series C Preferred Stock for an aggregate purchase price of $1,029,589.04, Mr. Avagliano purchased 400 shares of Series B Preferred Stock and 3,576.4 shares of Series C Preferred Stock for an aggregate purchase price of $411,835.62, Mr. Gagnon purchased 50 shares of Series B Preferred Stock and 447.05 shares of Series C Preferred Stock for an aggregate purchase price of $51,479.452 and PSO purchased 850 shares of Series B Preferred Stock and 7,599.85 shares of Series C Preferred Stock for an aggregate purchase price of $875,150.69.

On April 14, 2010, in connection with this transaction, the JH Investors entered into a Stockholders' Agreement (or the *Stockholders' Agreement*) with Image, Messrs. Green, Avagliano and Gagnon, and PSO. Messrs. Green, Avagliano and Gagnon, and PSO are referred to herein as the Management Stockholders, and the Management Stockholders and the JH Investors are referred to herein as the Stockholders. In addition to imposing customary transfer restrictions on Company capital stock held by the Stockholders, the Stockholders' Agreement includes agreements among the Stockholders regarding tag-along rights, whereby Stockholders have the right to participate in sales of the Company's capital stock by other Stockholders, subject to specified exceptions.

The Stockholders' Agreement also includes customary drag-along rights, which provide that if the holders of at least a majority of the Common Stock (on a fully diluted basis) elect to consummate a transaction or series of transactions resulting in the sale of at least a majority of the Common Stock (on a fully diluted basis) or assets, each other Stockholder shall take all action necessary to consummate such transaction or transactions. Furthermore, the JH Investors agreed to vote in favor of the 2010 Equity Incentive Award Plan, pursuant to which the Management Stockholders will receive stock options and restricted stock awards, subject to and following stockholder approval of the plan.

In addition, the Stockholders' Agreement gives the Company a call option on capital stock and vested options held by each of the Management Stockholders, exercisable within 90 days of the termination of employment or consulting engagement of the Management Stockholder. The exercise price of the call option is based on the fair market value of the underlying shares, except in the case of termination for "cause," in which case shares underlying equity compensation awards may be purchased at the original acquisition price, if lower. The call option is assignable by the Company to the other Stockholders.

Gary Haber, a former member of our Board and principal of Haber Corporation, manages artists, some of whom are among Image's content providers. Haber Corporation receives fees from certain of these content providers based upon a percentage of royalty payments paid to such content providers by Image. Image's royalty payments to these content suppliers are based upon a contractual percentage of net revenues derived from the distribution of the content suppliers' entertainment programming. The royalties paid to these content suppliers in consideration for the distribution of their content, in the opinion of management, is fair and reasonable, and is on terms no less favorable than terms generally available to other third-party content suppliers under the same or similar circumstances.

David Coriat, a former member of our Board, currently serves as Executive Vice President of Slaight Communications Inc. (or *Slaight Communications*). Slaight Communications (formerly Standard Broadcasting Corporation Limited, once the largest privately owned multi-media company in Canada and then-owner of our exclusive content distributor in Canada) currently holds 270,198 shares of our Common Stock.

John Hyde, our Vice Chairman, owns PSO, which is one of Image's content providers. PSO receives royalty payments based upon a contractual percentage of net revenues derived from the distribution of the entertainment programming licensed. The royalties paid in consideration for the content distribution, in the opinion of management, is fair and reasonable, and is on terms no less favorable than terms generally available to other third party content suppliers under the same or similar circumstances. The amount of royalties earned was $25,965 for fiscal 2010 and $574,463 for fiscal 2009, which was prior to Mr. Hyde's joining the Company.

On April 1, 2009, we entered into a consulting agreement (or *Consulting Agreement*) with EIM Capital Management, Inc. (or *EIM*), an entity wholly owned and managed by Martin W. Greenwald, the then-Chairman of our Board of Directors. Under the Consulting Agreement, EIM received a monthly fee of $35,000 in return for certain strategic consulting services provided to Image by Mr. Greenwald on a non-exclusive basis. In addition to the payment of a monthly fee, we agreed to reimburse Mr. Greenwald for out-of-pocket expenses reasonably incurred in connection with Mr. Greenwald's services to Image. Mr. Greenwald was also provided the use of an Image company car from April 1, 2009 until May 31, 2009. Mr. Greenwald received as All Other Compensation (as reported in the Director Compensation Table) the consulting fee from April 1, 2009 through the end of the Consulting Agreement term on July 31, 2009.

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Year 2010

The following table sets forth compensation paid to those persons who served as our principal executive officer and our other most highly compensated executive officers for fiscal year 2010 and, where applicable, fiscal year 2009 (collectively, the *Named Executive Officers*). The fiscal years reported below ended on March 31, 2010 and March 31, 2009, respectively.

Name & Principal Position	Fiscal Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Current Executive Officers (3)					
Theodore S. Green *Chief Executive Officer and Chairman*	2010	$ 66,923	$ —	$ —	$ 66,923
John P. Avagliano *Chief Operating Officer and Chief Financial Officer*	2010	66,923	—	18,733	85,656
John W. Hyde (4) *Vice Chairman*	2010	—	—	66,923	66,923
Former Executive Officers					
Jeff M. Framer (5) *Former President and Acting Chief Financial Officer*	2010 2009	390,769 350,000	42,077 24,612	726,772 36,683	1,159,618 411,295
Bill V. Bromiley (6) *Chief Acquisitions Officer*	2010 2009	375,000 350,000	30,055 24,612	39,720 43,323	444,775 417,935
Rick Eiberg (6) *Executive Vice President, Operations (formerly Chief Operating Officer)*	2010 2009	300,000 250,000	30,055 18,459	39,858 39,255	369,913 307,714

(1) Amount represents the grant date fair value for stock options granted in the fiscal year indicated calculated in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or *FASB ASC Topic 718*). Refer to Note 1 and Note 13 in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K/A for the year ended March 31, 2010 (or the *2010 10-K*) for the relevant assumptions used to determine the valuation of our stock options. Mr. Framer's options were subsequently terminated on June 23, 2010 in accordance with the terms of the plans under which they were granted.

(2) Fiscal year 2010 includes:

(a) Medical and dental insurance premiums and related payments in excess of those provided to other employees of $22,589 for each of Messrs. Framer, Bromiley and Eiberg.

(b) Auto allowances paid of $12,116 for Mr. Framer, $12,692 for Mr. Bromiley and $12,600 for Mr. Eiberg.

(c) Our contributions to a 401(k) plan of $4,515 for Mr. Framer, $4,439 for Mr. Bromiley and $4,669 for Mr. Eiberg.

(d) For Mr. Framer, includes (i) severance amount of $626,013, of which $612,308 is for salary continuation through September 30, 2011, and $13,705 is for COBRA coverage through September 30, 2010, and (ii) $61,539 in accrued vacation paid in cash.

(e) For Mr. Avagliano, includes reimbursable commuting expenses of $18,733.

(3) All current executive officers were appointed to their positions effective January 8, 2010. The Company does not currently have the position of President.

(4) Mr. Hyde provides all services to the Company through PSO, his wholly owned consulting business.

(5) Mr. Framer was removed as an executive officer effective January 8, 2010, and his employment terminated effective March 23, 2010.

(6) Messrs. Bromiley and Eiberg were promoted to executive officers effective April 1, 2008. Mr. Eiberg served as Executive Vice President, Operations and Chief Technology Officer from April 1, 2008 until his appointment to the position of Chief Operating Officer effective March 12, 2009. On January 8, 2010, in connection with the change of control transaction with the JH Investors, Messrs. Bromiley and Eiberg were no longer considered executive officers, and Mr. Eiberg resumed the position of Executive Vice President, Operations.

Employment Agreements

We entered into employment agreements with each of Messrs. Green and Avagliano and entered into a consulting agreement with Mr. Hyde and his wholly owned consulting business, PSO, effective as of April 14, 2010, each for a term of three years. The terms of these agreements are summarized under the heading "Fiscal 2011 Agreements" below. We entered into employment agreements with Messrs. Framer, Bromiley and Eiberg as of March 31, 2009, each for a term of two years. The terms of these agreements are summarized under the heading "Fiscal 2010 Agreements" below. Mr. Framer terminated employment with us on March 23, 2010.

Fiscal 2011 Agreements

Term. Each of the agreements with Messrs. Green, Avagliano and Hyde is for a term of three years beginning April 14, 2010, and, subject to advance-notice termination provisions, renews automatically for successive one-year terms.

Base Compensation. Annual base salaries or consulting fees for the fiscal year ending March 31, 2010 for Messrs. Green, Avagliano and Hyde were $300,000, respectively.

General Terms

Each executive officer will be eligible for an annual cash bonus targeted at 50% of base compensation, subject to the Company achieving specified earnings before interest, taxes, depreciation and amortization (or *EBITDA*) goals, with partial bonus eligibility if at least 85% of the applicable goal is achieved. In the case of Mr. Avagliano, this bonus is guaranteed to be at least $50,000 for the year ending March 31, 2011. For the fiscal year ending March 31, 2011, the EBITDA goal is $10.3 million, subject to reasonable adjustment in the event of any material acquisition of a company or business by the Company.

Each executive officer will be entitled to specified severance benefits, subject to execution of a customary general release of claims, if his employment or consulting engagement is terminated without "cause" or he terminates his employment or consulting engagement for "good reason," including: (i) a payment equal to 12 months of salary or consulting fees, as applicable, and a pro rata bonus; (ii) in the case of Messrs. Green and Avagliano, continuation of healthcare benefits for 12 months; and (iii) in the case of Mr. Avagliano, reimbursement for relocation expenses actually incurred by Mr. Avagliano on or six months prior to termination of employment (up to an aggregate cap of $120,000 and a tax gross-up cap on any such amounts of $75,000).

For purposes of the agreements, "cause" generally means an executive officer's (i) conviction of a felony or of any crime involving moral turpitude, dishonesty, fraud, embezzlement, theft or misrepresentation; (ii) gross neglect or gross misconduct in connection with the performance of the executive officer's duties (other than due to the executive officer's physical or mental illness); (iii) material breach of the employment or consulting agreement, the Company's proprietary information agreement or certain other Company material policies, rules and regulations; or (iv) willful engagement in any other conduct that involves a material breach of a fiduciary obligation or that would reasonably be expected to have a material and adverse economic effect upon the Company and its subsidiaries, subject to certain notice and opportunity to cure provisions set forth in the agreements.

For purposes of the agreements, "good reason" generally means (i) a material diminution in the executive officer's salary; (ii) a material diminution in the executive officer's authority, duties or responsibilities, including a material adverse change in the executive officer's reporting relationships; (iii) a material breach of the employment or consulting agreement by the Company; (iv) the failure of the Company to issue certain equity awards to the executive officer by November 30, 2010; or (v) except for Mr. Green, requiring the executive officer to change the principal location of his employment or engagement outside the Los Angeles, California area, subject to certain notice and opportunity to cure provisions set forth in the agreements. Mr. Green's employment agreement also provides that "good reason" means (x) the failure of the Company or its stockholders to reelect or to reappoint him as Chairman of the Board, unless cause for removal exists, or (y) the appointment of a co-chairman of the Board. Mr. Hyde's consulting agreement also provides that "good reason" means the termination of employment of Mr. Green.

Messrs. Green and Avagliano will be reimbursed for expenses related to commuting from New York to Los Angeles, including the cost of business class air travel exceeding three hours, temporary housing and auto use.

Mr. Avagliano will be reimbursed for reasonable expenses, not to exceed $120,000, related to relocation of his home and family from New York to Los Angeles, as well as a tax gross-up for income taxes arising from such reimbursement, not to exceed $75,000.

Each executive officer will receive a tax gross-up to the extent that payments under the employment or consulting agreements are "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended (or the *Code*), and subject to an excise tax under Section 4999 of the Code, subject to specified limitations, including an aggregate cap of $1 million on total gross-up payments to the executive officers under their employment and consulting agreements.

The agreements also contain non-competition and non-solicitation covenants and an agreement by the Company to reimburse the executive officers for reasonable legal fees incurred in connection with the employment agreements and related expenses.

Equity Awards. The employment and consulting agreements contemplate the future issuance of stock options and restricted stock awards to the executive officers covering an aggregate of 34,621,411 shares of Common Stock (14,698,071 shares for awards to Mr. Green, 7,097,923 shares for awards to Mr. Avagliano and 12,825,417 shares for awards to

Mr. Hyde). A portion of the awards will have time-based vesting with a four-year vesting schedule and a portion will have performance-based vesting linked to the Company's achievement of specific stock prices.

Fiscal 2010 Agreements

Term. Each of the agreements with Messrs. Framer, Bromiley and Eiberg is for a term of two years beginning March 31, 2009.

Base Salary. Base salaries for the fiscal year ending March 31, 2010 for Messrs. Framer, Bromiley and Eiberg were $400,000, $375,000 and $300,000, respectively.

General Terms

Each of the agreements provides for, among other benefits, an annual car allowance of $12,600, participation in a Company bonus plan and a stock-based compensation plan, in each case at the sole discretion of the Compensation Committee.

The agreements include standard severance and termination provisions. If an officer is terminated by us without "cause" or the officer terminates employment with us for "good reason" in accordance with the terms of the agreement, the officer would be entitled to receive (i) base salary through the end of the remaining employment term plus six months, (ii) any bonus earned but not paid for a prior period and (iii) continued medical and dental insurance coverage under COBRA for six months following termination, subject to the officer's execution of a waiver and release agreement in each case. If the officer is terminated by us for "cause," the obligations of the Company with respect to salary and benefits would immediately terminate. Upon expiration of the agreement's two-year term, provided the term has not been mutually extended, an officer would be entitled to six months of base salary (without vacation accrual), any bonus earned but not paid for a prior period and six months of medical and dental insurance coverage under COBRA.

For purposes of the agreements, "cause" generally means an officer's (i) fraud, dishonesty or felonious conduct or breach of fiduciary duty; (ii) willful misconduct or gross negligence in the performance of the officer's duties; (iii) knowing or willful violation of any law, rule or regulation or other wrongful act that causes or is likely to cause harm, loss or disrepute to us; (iv) conviction of a felony or misdemeanor (with certain exceptions); (v) breach of any material provision of the agreement or other material agreement with us; or (vi) failure to comply with all relevant and material obligations, assumable and chargeable to the executive under the Sarbanes-Oxley Act.

For purposes of the agreements, "good reason" generally means any of the following events that occurs without an officer's consent within twelve months of a "change in control": (i) a material diminution in the officer's authority, duties or responsibilities with us; (ii) a change in the officer's principal office location to a location farther from the officer's home that is more than 35 miles from the officer's current principal office location; (iii) a more than 10% reduction in base salary; or (iv) any material breach by us of the employment agreement.

For purposes of the agreements, "change in control" generally means the first to occur of any of the following events: (i) any person becomes the beneficial owner of 50% or more of our securities entitled to vote in the election of directors, with certain exceptions; (ii) the incumbent directors (including certain nominees nominated or elected by incumbent directors) during any period of not more than twelve consecutive months during which we continue in existence cease to constitute at least a majority of the Board; (iii) the date on which any person acquires ownership of 30% or more of our securities entitled to vote in the election of directors; or (iv) the date on which any person acquires assets from us that exceed 50% of the total gross fair market value of our assets immediately before the acquisition, with certain exceptions.

Treatment of Stock Options upon a Change in Control

On January 8, 2010, the change of control transaction with the JH Investors accelerated the vesting of all then outstanding unvested options under the equity compensation plans. Refer to Note 13, "Stockholders' Equity," in the Notes to Consolidated Financial Statements included in Item 8 of our 2010 10-K for further discussion. Immediately following acceleration, all options under the 1998 Incentive Plan were terminated according to the provisions of the plan. There are currently no unvested options under the remaining two plans, the 2004 Incentive Compensation Plan and the 2008 Stock Awards and Incentive Plan.

Under the 2004 Incentive Compensation Plan and the 2008 Stock Awards and Incentive Plan, if a change in control or termination of employment in connection with a change in control had occurred on March 31, 2010, none of the Named Executive Officers would have recognized any incremental compensation in connection with accelerated vesting of any options they held, based on the difference between the fair market value of our Common Stock of $0.22 on March 31, 2010 and the per share exercise price of the options.

Outstanding Equity Awards at Fiscal Year End 2010

All equity awards reported in the table below were granted under the 2008 Stock Awards and Incentive Plan or the 2004 Incentive Compensation Plan. The table below generally sets forth the number of outstanding options that have not vested or that have not been exercised by the Named Executive Officers as of March 31, 2010.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (# Exercisable)	Number of Securities Underlying Unexercised Options (# Unexercisable)	Option Exercise Price ($)	Option Expiration Date
Current Executive Officers				
Theodore S. Green	—	—	$ —	
John P. Avagliano	—	—	—	
John W. Hyde	—	—	—	
Former Executive Officers				
Jeff M. Framer (1)	84,000		3.80	9/21/2014 (2)
	40,000		5.00	9/21/2014 (2)
	70,000		0.86	4/28/2019 (3)
Bill V. Bromiley	50,000	—	0.86	4/28/2019 (3)
Rick Eiberg	12,500		3.80	9/21/2014 (2)
	50,000		0.86	4/28/2019 (3)

(1) Mr. Framer's vested options expired June 23, 2010, three months after he ceased being an executive officer and employee of the Company.

(2) Stock option granted on September 22, 2004. One-twentieth of the grant vested every three months beginning on December 22, 2004.

(3) Stock option granted on April 29, 2009. One-twelfth of the grant vested every three months beginning on July 29, 2009. We accelerated the vesting of all unvested options on January 8, 2010 in connection with the JH Transaction.

DIRECTOR COMPENSATION

For fiscal 2010, our non-employee directors were each compensated $40,000 annually (paid quarterly), $2,000 for each meeting of the Board or a committee of the Board where in-person attendance was expected, and $1,000 for each Board or committee meeting where telephonic attendance was expected. In addition, non-employee directors were reimbursed for reasonable travel expenses to attend Board or committee meetings. There is no compensation to employee or affiliate directors.

For fiscal 2010, our non-employee directors were each granted a stock option to purchase 10,000 shares of our Common Stock. The options were granted under our 2008 Stock Awards and Incentive Plan on April 29, 2009 and were scheduled to vest one year later on April 29, 2010, subject to continued service as a director until that date. The options had an exercise price equal to the closing sales price of our Common Stock on the date of grant.

In connection with the transaction with the JH Investors, the directors listed below, other than Mr. Coriat, resigned from the Board effective January 8, 2010. Mr. Coriat resigned from the Board on November 19, 2009.

Director Compensation Table for Fiscal Year 2010

The following table sets forth information regarding the compensation of our non-employee directors in fiscal year 2010:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
David Coriat	$ 43,435	$ 6,000	$ —	$ 49,435
Ira S. Epstein	70,222	6,000	—	76,222
Martin W. Greenwald (3)	55,889	6,000	140,000	201,889
Gary Haber	69,222	6,000	—	75,222
M. Trevenen Huxley	55,889	6,000	—	61,889
Robert J. McCloskey	68,891	6,000	—	74,891

(1) Cash compensation for Board and committee meeting attendance and quarterly service fee of $10,000, prorated for the applicable service period.

(2) Amount represents the grant date fair value for option awards during fiscal year 2010 calculated in accordance with FASB ASC Topic 718. Refer to Note 1 and Note 13 in the Notes to Consolidated Financial Statements included in Item 8 of our 2010 10-K for the assumptions used in determining such amounts. The per share grant date fair value of the option to purchase 10,000 shares granted in fiscal year 2010, determined in accordance with FASB ASC Topic 718, was $0.60.

On November 19, 2009, Mr. Coriat resigned from the Board. His 10,000 unvested options were forfeited. His remaining 15,000 vested options expired in accordance with the terms of the plans under which they were granted. On January 8, 2010, the then-current Board resigned in connection with the transaction with the JH Investors and the 10,000 unvested options for each then-current director were forfeited. In addition, the outstanding options under the 1998 Incentive Plan terminated in connection with the change of control transaction in accordance with the terms of the plan. On March 31, 2010, the non-employee directors held outstanding option awards for the following number of shares: Mr. Epstein, 35,000; Mr. Greenwald, 200,000; Mr. Haber, 25,000; Mr. Huxley, 15,000; and Mr. McCloskey, 25,000. Of Mr. Greenwald's remaining outstanding options, all were granted in connection with his previous service as President and Chief Executive Officer. All options held by non-employee directors expired in April 2010 in accordance with the terms of the plans under which they were granted.

(3) On April 1, 2009, we entered into the Consulting Agreement with EIM, an entity wholly owned and managed by Martin W. Greenwald, the then-Chairman of our Board of Directors. Under the Consulting Agreement, EIM received a monthly fee of $35,000 in return for certain strategic consulting services provided to Image by Mr. Greenwald on a non-exclusive basis. In addition to the payment of a monthly fee, we agreed to reimburse Mr. Greenwald for out-of-pocket expenses reasonably incurred in connection with Mr. Greenwald's services to Image. Mr. Greenwald was also provided the use of an Image company car from April 1, 2009 until May 31, 2009. Mr. Greenwald received as All Other Compensation (as reported in the Director Compensation Table) the consulting fee from April 1, 2009 through the end of the Consulting Agreement term on July 31, 2009.

PROPOSAL 2: APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK

Our Board has adopted and is submitting for stockholder approval an amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to 500,000,000 shares to permit the full conversion of the Series C Preferred Stock into shares of Common Stock, permit the reservation of shares under our proposed 2011 Equity Incentive Plan and provide available shares for other general corporate purposes. Pursuant to the laws of Delaware, our state of incorporation, the Board must adopt any amendment to our Certificate of Incorporation and submit the amendment to stockholders for their approval. The affected text of Article 4 of the Certificate of Incorporation as it is proposed to be amended to increase the authorized shares of Common Stock is attached to this proxy statement as Appendix A.

The Common Stock is not entitled to any preemptive rights.

Reasons for Increase

As of September 17, 2010, there were:

- 100,000,000 shares of Common Stock authorized under our Certificate of Incorporation;
- 27,745,788 shares of Common Stock outstanding; and
- an aggregate of 52,443,472 shares of Common Stock reserved for issuance (i) under our existing equity incentive arrangements and awards issued pursuant thereto, (ii) under outstanding warrants, and (iii) under our 2010 Equity Incentive Award Plan.

The Series C Preferred Stock is convertible, at the holder's option, into shares of Common Stock at a ratio of 1,000 shares of Common Stock for each share of Series C Preferred Stock (subject to adjustment). We will not issue any fractional shares of Common Stock upon conversion but will instead pay the holder the fair market value of the fractional share. If at any time a holder of Series C Preferred Stock seeks to convert shares of Series C Preferred Stock and we do not have sufficient authorized but unissued shares of Common Stock available to effect such conversion, we must promptly (i) take all action within our control to cause a sufficient number of additional shares to be authorized and (ii) issue to the holder all of the shares of Common Stock that are available to effect such conversion. The number of shares of Series C Preferred Stock sought to be converted that exceeds the amount that is then convertible into available shares of Common Stock will not be convertible until the date additional shares are authorized to permit such conversion. The Series C Preferred Stock will automatically convert into shares of Common Stock when there are sufficient authorized but unissued shares of Common Stock to effect the conversion in full of the Series C Preferred Stock, after taking into account shares reserved for issuance upon exercise of outstanding rights, warrants and options and upon conversion of outstanding convertible securities.

As of September 17, 2010, the Company did not have sufficient authorized but unissued shares of Common Stock available to effect the conversion in full of the outstanding Series C Preferred Stock. Further, no shares are currently reserved for issuance upon conversion of the Series C Preferred Stock.

Full conversion of the 202,066.6 outstanding shares of Series C Preferred Stock would result in the issuance of up to 202,066,600 shares of Common Stock. In addition, exercise by the JH Investors of the remaining tranche of the Purchase Right would result in the issuance of 33,081.7 shares of Series C Preferred Stock convertible into 33,081,700 shares of Common Stock, for a total of 262,894,088 shares of Common Stock that would be outstanding following (1) the increase to our authorized Common Stock contemplated by this Proposal 2, (2) exercise by the JH Investors of the remaining tranche of the Purchase Right and (3) the resulting automatic conversion of the Series C Preferred Stock.

The SPA originally obligated us to use our reasonable best efforts to call and hold as promptly as reasonably practicable following the Closing a stockholder meeting to approve an amendment to the Certificate of Incorporation to, among other things, increase the number of authorized shares of the Common Stock so as to permit the conversion of the Series C Preferred Stock. Although the JH Investors subsequently agreed to remove this express obligation from the SPA, approval of Proposal 2 will complete this aspect of the recapitalization contemplated by the JH Transaction.

The increase in our authorized Common Stock is also needed for other reasons related to our ongoing pursuit of our business strategy. One is the adoption of our proposed 2011 Equity Incentive Plan, as contemplated by Proposal 5. The 2011 Equity Incentive Plan is intended to provide incentives to our employees in the future.

Another business reason for the proposal is to make shares of Common Stock available for use in connection with strategic opportunities such as acquiring accretive businesses and entering into joint ventures and other creative partnering arrangements, or for capital-raising. We believe the increase in authorized shares of Common Stock is desirable to provide maximum flexibility with respect to our ability to effect strategic transactions or augment our capital in the future.

The Company currently has no specific plans or understandings with respect to the issuance of any Common Stock except as described in this proxy statement. Approval of the amendment to the Certificate of Incorporation would, in certain circumstances, permit such issuances to be taken without the delays and expense associated with obtaining stockholder approval at that time, except to the extent required by applicable state law or stock exchange listing requirements for the particular transaction. Unless required by applicable state law or stock exchange listing requirement, we do not currently expect to seek stockholder approval prior to the issuance of any of the additional authorized shares and any such issuances will be determined by the Board in its sole discretion. Although the availability of additional shares of Common Stock provides flexibility in carrying out corporate purposes, the increase in the number of shares of authorized Common Stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and could also result in the issuance of a significant number of shares to one or more investors in transactions that may not require stockholder approval.

Effects of the Increase

If the stockholders approve Proposal 2, the Company will amend Article 4(a) of the Certificate of Incorporation to increase the number of authorized shares of Common Stock as described above. If adopted by the stockholders, the increase will become effective on the filing and effectiveness of the Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware.

The following table shows, based on the number of shares outstanding as of September 17, 2010, the number of shares of Common Stock (1) authorized, (2) issued, (3) reserved but unissued and (4) authorized but unissued and unreserved in the following scenarios:

- if Proposals 2 and 3 are approved (assuming for illustrative purposes only a 1-for-30 Reverse Stock Split), but Proposal 5 is not;
- if Proposals 2 and 5 are approved, but Proposal 3 is not;
- if Proposal 3 is approved (assuming for illustrative purposes only a 1-for-30 Reverse Stock Split), but Proposals 2 and 5 are not; and
- if Proposals 2, 3 and 5 are all approved (assuming for illustrative purposes only a 1-for-30 Reverse Stock Split).

Number of shares of Common Stock	If Proposals 2 and 3 are approved, but Proposal 5 is not	If Proposals 2 and 5 are approved, but Proposal 3 is not	If Proposal 3 is approved, but Proposals 2 and 5 are not	If Proposals 2, 3 and 5 are all approved
Authorized	16,666,667	500,000,000	3,333,333	16,666,667
Issued	7,660,413 (1)	229,812,388 (3)	924,860 (5)	7,660,413 (7)
Reserved but unissued	2,850,839 (2)	105,525,172 (4)	465,841 (6)	3,517,506 (8)
Authorized but unissued and unreserved	6,155,415	164,662,440	1,942,633	5,488,748

(1) Includes 6,735,553 shares of Common Stock related to the automatic conversion of the Series C Preferred Stock.

(2) Includes (a) 1,347,172 shares of Common Stock related to equity incentive plans and (b) 1,102,723 shares of Common Stock related to the JH Investors' remaining tranche of the Purchase Right.

(3) Includes 202,066,600 shares of Common Stock related to the automatic conversion of the Series C Preferred Stock.

(4) Includes (a) 60,415,170 shares of Common Stock related to equity incentive plans and (b) 33,081,700 shares of Common Stock related to the JH Investors' remaining tranche of the Purchase Right.

(5) Includes no shares of Common Stock related to the automatic conversion of the Series C Preferred Stock.

(6) Includes (a) 64,898 shares of Common Stock related to equity incentive plans and (b) no shares of Common Stock related to the JH Investors' remaining tranche of the Purchase Right.

(7) Includes 6,735,553 shares of Common Stock related to the automatic conversion of the Series C Preferred Stock.

(8) Includes (a) 2,013,839 shares of Common Stock related to equity incentive plans and (b) 1,102,723 shares of Common Stock related to the JH Investors' remaining tranche of the Purchase Right.

Possible Disadvantages of Stockholder Approval of the Increase

If Proposal 2 is approved and all outstanding Series C Preferred Stock convert into Common Stock, the substantial deemed dilution resulting from the JH Transaction will directly affect the outstanding Common Stock. If the remaining Purchase Right is exercised and all Series C Preferred Stock is converted into Common Stock, 235,148,300 shares of Common Stock will be issued. Based on the number of shares outstanding as of September 17, 2010, the 235,148,300 shares of Common Stock issuable upon conversion of the Series C Preferred Stock would represent approximately 89.45% of the post-conversion shares of Common Stock. Accordingly, although current voting rights and relative ownership of our capital stock would be unaffected, our holders of Common Stock would own a smaller percentage of the outstanding Common Stock post-conversion. In addition, the dilutive effect of the conversion of the Series C Preferred Stock may have a material adverse impact on the market price of the Common Stock.

The increase in the authorized number of shares of Common Stock not used for the conversion of the Series C Preferred Stock could have possible anti-takeover effects. These authorized but unissued shares could (within the limits imposed by applicable law) be issued in one or more transactions that could make a change of control of the Company more difficult, and therefore more unlikely. The additional authorized shares, including the issuance of Common Stock upon the conversion of the Series C Preferred Stock, could be used to discourage persons from attempting to gain control of the Company by diluting the voting power of shares then outstanding or increasing the voting power of persons that would support the Board in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the Board although perceived to be desirable by some stockholders. The Board does not have any current knowledge of any effort by any third party to accumulate our securities or obtain control of the Company by means of a merger, tender offer, solicitation in opposition to management or otherwise.

Advantages of Stockholder Approval of the Increase

Approval of the proposed increase of authorized Common Stock will permit full conversion of the Series C Preferred Stock as contemplated by the JH Transaction, which will simplify and clarify our capital structure. The increase will also permit adoption of our proposed 2011 Equity Incentive Plan, as contemplated by Proposal 5, which will allow us to provide incentives to our employees in the future. Finally, the availability of additional shares of Common Stock will give us maximum flexibility to pursue strategic opportunities such as acquiring accretive businesses and entering into joint ventures and other creative partnering arrangements, and to raise equity capital. These advantages of approving this Proposal 2 will all serve to advance the goals of our business strategy.

No Appraisal Rights

Under the Delaware General Corporation Law, our stockholders are not entitled to dissenters' rights with respect to the proposed amendment to our Certificate of Incorporation to increase the number of authorized shares of Common Stock, and we will not independently provide stockholders with any such right.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK.

PROPOSAL 3: APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

Our Board has adopted and is submitting for stockholder approval an amendment to the Certificate of Incorporation to effect a reverse stock split at a reverse split ratio between 1-for-10 and 1-for-50, which ratio will be selected by the Board following stockholder approval of the Reverse Stock Split and prior to the time of filing of a Certificate of Amendment with the Secretary of State of the State of Delaware. Pursuant to the laws of Delaware, our state of incorporation, the Board must adopt any amendment to our Certificate of Incorporation and submit the amendment to stockholders for their approval. The affected text of Article 4 of the Certificate of Incorporation as it is proposed to be amended to effect the Reverse Stock Split is attached to this proxy statement as Appendix B.

Upon receipt of stockholder approval, our Board, in its discretion, may elect at any time to effect any Reverse Stock Split ratio within the range set forth above, or none of them if the Board determines in its discretion not to proceed with the Reverse Stock Split. We believe that the availability of a range of Reverse Stock Split ratios will provide us with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits to the Company and, therefore, our stockholders. In determining which Reverse Stock Split ratio to implement, if any, following the receipt of stockholder approval, the Board may consider, among other things, factors such as:

- the historical trading price and trading volume of the Common Stock;
- the then-prevailing trading price and trading volume of the Common Stock and the anticipated impact of the Reverse Stock Split on the trading market for the Common Stock;
- our ability to list the Common Stock on The NASDAQ Global Market or The NASDAQ Capital Market;
- which Reverse Stock Split ratio would result in the greatest overall reduction in our administrative costs; and
- prevailing general market and economic conditions.

Reasons for the Reverse Stock Split

The Board believes that stockholders should authorize the Reverse Stock Split for the following reasons:

- *Compliance with NASDAQ Listing Standards.* The Common Stock is currently quoted on the OTCQB under the symbol "DISK." Prior to February 3, 2010, the Common Stock was traded on The NASDAQ Global Market under the symbol "DISK." See "Background to the Proposals—NASDAQ Delisting" above. The Board hopes that we can re-list the Common Stock on The NASDAQ Global Market or The NASDAQ Capital Market. In order to re-list the Common Stock on either NASDAQ Market, we must have, among other things, a minimum bid price of $4.00 per share for the Common Stock. On September 17, 2010, the closing price of the Common Stock on the OTCQB was $0.23. The Board believes that the increase in the stock price that it expects to result from the Reverse Stock Split will help us satisfy the minimum bid price requirement in order to re-list the Common Stock on The NASDAQ Global Market or The NASDAQ Capital Market. There can be no assurance that our stock price will increase to the level necessary for listing on The NASDAQ Global Market or The NASDAQ Capital Market, or that we will be successful in re-listing on either NASDAQ Market.
- *Adjust for the Conversion of the Series C Preferred Stock.* In addition, and as described in more detail above, if Proposal 2 (Approval of Amendment to the Certificate of Incorporation to Increase the Authorized Number of Shares of Common Stock) is approved, all outstanding Series C Preferred Stock will convert automatically to Common Stock. Based on shares of Common Stock and Series C Preferred Stock outstanding as of September 17, 2010, this would leave us with 229,812,388 shares of Common Stock outstanding. This is a larger number of shares outstanding than is desirable for a company of our market capitalization and trading volume, and the Reverse Stock Split will adjust our shares of Common Stock outstanding to a more appropriate level.
- *Increase in Eligible Investors.* The Reverse Stock Split would allow a broader range of institutions and other investors to invest in the Common Stock, such as funds that are prohibited from buying stocks whose price is below a certain threshold, potentially increasing trading volume and liquidity.
- *Increased Broker Interest.* The Reverse Stock Split would help increase broker interest in the Common Stock as their policies can discourage them from recommending companies with lower stock prices. Because of the trading volatility often associated with lower-priced stocks, many brokerage houses and institutional investors have adopted internal policies and practices that either prohibit or discourage them from investing in such stocks or recommending them to their customers. Some of those policies and practices may also function to make the processing of trades in lower-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on transactions in lower-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of the Common Stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the stock price were substantially higher.
- *Decreased Stock Price Volatility.* The Board believes that the increase in the stock price that it expects to result from the Reverse Stock Split could decrease stock price volatility, as small changes in the price of the Common Stock currently result in relatively large percentage changes in the stock price.

Possible Disadvantages of the Reverse Stock Split

The Board believes that the potential advantages of the Reverse Stock Split significantly outweigh any disadvantages that may result. The following are possible disadvantages of the Reverse Stock Split:

The Reverse Stock Split may not increase the price of the Common Stock to the level necessary for listing on The NASDAQ Global Market or The NASDAQ Capital Market. Although the Board expects that the Reverse Stock Split will result in an increase in the price of the Common Stock, the effect of the Reverse Stock Split cannot be predicted with certainty. Other factors, such as our financial results, market conditions and the market perception of our business, may adversely affect the stock price. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the stock price will increase to the level necessary for listing on The NASDAQ Global Market or The NASDAQ Capital Market following the Reverse Stock Split, or that the stock price will not decrease in the future.

The Reverse Stock Split may decrease the trading market for the Common Stock. Because the Reverse Stock Split will reduce the number of shares of Common Stock available in the public market, the trading market for the Common Stock may be harmed, particularly if the stock price does not increase to the level necessary for listing on The NASDAQ Global Market or The NASDAQ Capital Market as a result of the Reverse Stock Split.

The Reverse Stock Split may leave certain stockholders with "odd lots." The Reverse Stock Split may result in some stockholders owning "odd lots" of fewer than 100 shares of Common Stock. "Odd lot" shares may be more difficult to sell, and brokerage commissions and other costs of transactions in "odd lots" are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares.

Effects of the Reverse Stock Split

General

If the Reverse Stock Split is approved and implemented, the principal effects will be to decrease the number of issued and outstanding shares of the Common Stock held by stockholders of record based on the Reverse Stock Split ratio selected by the Board and decrease proportionately the number of authorized shares of Common Stock. As of September 17, 2010, 27,745,788 shares of Common Stock were issued and outstanding and 202,066.6 shares of Series C Preferred Stock were issued and outstanding. Assuming approval of Proposal 2 (to increase our authorized Common Stock) and full conversion of the outstanding Series C Preferred Stock, as well as exercise by JH Partners of its additional purchase right for 33,081.7 shares of Series C Preferred Stock, 262,894,088 shares of Common Stock would be issued and outstanding as of such date. Based on this number of shares issued and outstanding and, for illustrative purposes only, assuming a Reverse Stock Split ratio of 1-for-30, we would have approximately 8,763,136 shares outstanding immediately following the completion of the Reverse Stock Split (without giving effect to the treatment of fractional shares discussed below). The number of issued and outstanding shares of Series B Preferred Stock will not change as a result of the Reverse Stock Split, and the Series B Preferred Stock is not convertible into Common Stock.

The Reverse Stock Split will not affect the registration of the Common Stock under the Exchange Act. Following the Reverse Stock Split, the Common Stock will continue to be quoted on the OTCQB under the symbol "DISK" unless and until we successfully re-list the Common Stock on The NASDAQ Global Market or The NASDAQ Capital Market. However, the Common Stock will have a new CUSIP number.

Proportionate voting rights and other rights of the holders of the Common Stock will not be affected by the Reverse Stock Split, other than as a result of the treatment of fractional shares as described below. Except for stockholders that are cashed out as a result of holding fractional shares and the adjustments that may result from the treatment of fractional shares discussed below, the number of stockholders of record will not be affected by the Reverse Stock Split, and each stockholder will hold the same percentage of Common Stock immediately following the Reverse Stock Split as such stockholder held immediately prior to the Reverse Stock Split.

Effectiveness of Reverse Stock Split

The Reverse Stock Split, if approved by stockholders, would become effective upon the filing and effectiveness (or the *Effective Time*) of a Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware. The Board has not yet determined the timing of this filing, and it will do so based on its evaluation as to when such action will be the most advantageous to the Company and its stockholders. In addition, the Board reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the Certificate of Amendment, the Board, in its sole discretion, determines that it is no longer in the Company's best interests and the best interests of our stockholders to proceed with the Reverse Stock Split.

Effect on Our Stock Plans and Other Convertible Securities

Under our stock incentive plans, the number of shares reserved and available for issuance and the number, exercise price, grant price or purchase price of shares subject to all outstanding awards will be proportionately adjusted based on the Reverse Stock Split ratio selected by the Board, if the Reverse Stock Split is effected. As a result, using the stock incentive plan numbers included under "Proposal 2: Approval of Amendment to the Certificate of Incorporation to Increase the Authorized Number of Shares of Common Stock—Effects of the Increase" above, and assuming (1) that Proposal 5 (Approval of 2011 Equity Incentive Plan) is approved and (2) (for illustrative purposes only) that a 1-for-30 Reverse Stock Split is effected, the approximately 60.4 million shares that would be available for future issuance under the stock plans would be adjusted to approximately 2 million shares (subject to increase as and when awards made under the stock plans expire or are forfeited and are returned in accordance with the terms of the plans). For individual holders, the number of shares subject to outstanding awards would be reduced by a factor of 30 and, in the case of outstanding stock options, the exercise price per share would be increased by a multiple of 30, such that upon an exercise, the aggregate exercise price payable by the optionee to us would remain the same. For example, an outstanding stock option for 3,000 shares of Common Stock, exercisable at $1.00 per share, would be adjusted as a result of a 1-for-30 Reverse Stock Split ratio into an option exercisable for 100 shares of Common Stock at an exercise price of $30 per share.

The number of shares of Common Stock issuable upon exercise of outstanding warrants will be adjusted similarly as described above in proportion to the Reverse Stock Split ratio.

Effect on Authorized, but Unissued, Shares of Common Stock

Currently, we are authorized to issue up to a total of 125,000,000 shares, comprising 100,000,000 shares of Common Stock and 25,000,000 shares of preferred stock. Proposal 2 proposes to increase our authorized Common Stock to 500,000,000 shares. The number of authorized shares of Common Stock and preferred stock will not change as a result of the Reverse Stock Split. See Proposal 2 above for a table showing, based on the number of shares outstanding as of September 17, 2010, the number of shares of Common Stock (1) authorized, (2) issued, (3) reserved but unissued and (4) authorized, but unissued and unreserved in the following scenarios:

- if Proposals 2 and 3 are approved (assuming for illustrative purposes only a 1-for-30 Reverse Stock Split), but Proposal 5 is not;
- if Proposals 2 and 5 are approved, but Proposal 3 is not;
- if Proposal 3 is approved (assuming for illustrative purposes only a 1-for-30 Reverse Stock Split), but Proposals 2 and 5 are not; and
- if Proposals 2, 3 and 5 are all approved (assuming for illustrative purposes only a 1-for-30 Reverse Stock Split).

Fractional Shares

We do not currently intend to issue fractional shares in connection with the Reverse Stock Split. Stockholders of record that would otherwise hold fractional shares because the number of shares of Common Stock they hold before the Reverse Stock Split is not evenly divisible by the Reverse Stock Split ratio ultimately selected by the Board will be entitled to receive cash in an amount equal to the product obtained by multiplying (a) the closing price per share of Common Stock on the effective date for the Reverse Stock Split as reported on the OTCQB by (b) the fraction of one share owned by the stockholder. Stockholders of record will not be entitled to receive interest for the period of time between the effective date of the Reverse Stock Split and the date the stockholder of record receives his or her cash payment. The cash payment is subject to applicable federal and state income tax. See "Material U.S. Federal Income Tax Consequences of the Reverse Stock Split" below. The record date for voting at this Annual Meeting is not the effective date for the Reverse Stock Split. Stockholders of record that own their shares in certificated form will receive such cash payment in lieu of fractional shares following the surrender of their pre-split certificates for post-split shares. The ownership of a fractional share interest will not give the holder any voting, dividend or other rights, except to receive the above-described cash payment.

Stockholders that hold their shares in "street name" through a broker, nominee, fiduciary or other custodian should contact their bank, nominee, fiduciary or other custodian for information on the treatment and processing of fractional shares by their bank, nominee, fiduciary or other custodian.

Stockholders of record should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the Effective Time may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by us or our transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, stockholders of record otherwise entitled to receive such funds, but that do not receive them, will have to seek to obtain such funds directly from the state to which they were paid.

Effect on Par Value

The proposed amendments to the Certificate of Incorporation related to the Reverse Stock Split will not affect the par value of the Common Stock, which will remain at $0.0001 per share.

Reduction in Stated Capital

As a result of the Reverse Stock Split, upon the Effective Time, the stated capital on our balance sheet attributable to the Common Stock, which consists of the par value per share of the Common Stock multiplied by the aggregate number of shares of the Common Stock issued and outstanding, will be reduced in proportion to the size of the Reverse Stock Split. Correspondingly, our additional paid-in capital account, which consists of the difference between our stated capital and the aggregate amount paid to us upon issuance of all currently outstanding shares of Common Stock, will be credited with the amount by which the stated capital is reduced. Our stockholders' equity, in the aggregate, will remain unchanged.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Reverse Stock Split, the Board does not intend for this transaction to be the first step in a "going private transaction" within the meaning of Rule 13e-3 of the Exchange Act.

Effects on Registered and Beneficial Holders

If the Reverse Stock Split is effected, we intend to treat beneficial holders (i.e., stockholders that hold their shares in "street name" through a broker, nominee, fiduciary or other custodian) in the same manner as registered stockholders whose shares are registered in their names. Brokers, nominees, fiduciaries or other custodians will be instructed to effect the Reverse Stock Split for their beneficial holders holding shares in "street name." However, these brokers, nominees, fiduciaries or other custodians may have their own procedures for processing the Reverse Stock Split. Stockholders that hold shares with a broker, nominee, fiduciary or other custodian and have questions in this regard are encouraged to contact their broker, nominee, fiduciary or other custodian.

Effect on Registered Book-Entry Holders

Our registered stockholders may hold some or all of their shares in book-entry form. These stockholders will not have stock certificates evidencing their ownership of the Common Stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

- If you hold shares in a book-entry form, you do not need to take any action to receive your post-split shares or your cash payment in lieu of any fractional share interest, if applicable. If you are entitled to post-split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold.
- If you are entitled to a payment in lieu of any fractional share interest, a check will be mailed to you at your registered address as soon as practicable after the Effective Time. By signing and cashing this check, you will warrant that you owned the shares for which you received a cash payment.

Effect on Holders of Registered Certificated Shares

Some registered stockholders hold their shares of Common Stock in certificate form. If any of your shares are held in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the Effective Time. The transmittal letter will contain instructions on how to surrender your certificate(s) representing your pre-split shares to the transfer agent. Upon receipt of your properly completed and executed letter of transmittal and your stock certificate(s), you will be issued a new stock certificate representing the appropriate number of post-split shares. If you are entitled to a payment in lieu of any fractional share interest, payment will be made as described above under "Fractional Shares."

No new certificated shares will be issued and no payment in lieu of any fractional share interest will be made to you until you surrender your outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent.

No Appraisal Rights

Under the Delaware General Corporation Law, our stockholders are not entitled to dissenters' rights with respect to the proposed amendment to our Certificate of Incorporation to effect the Reverse Stock Split, and we will not independently provide stockholders with any such right.

Accounting Matters

The proposed amendment to our Certificate of Incorporation will not affect the par value of our Common Stock per share, which will remain $0.0001 per share. As a result, as of the Effective Time, the stated capital attributable to Common Stock and the additional paid-in capital account on our balance sheet, in the aggregate, will not change due to the Reverse Stock Split. Reported per share net income or loss will be higher because there will be fewer shares of Common Stock outstanding.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain U.S. federal income tax consequences to holders of Common Stock of the Reverse Stock Split. It does not address any state, local or foreign income or other tax consequences. It applies to you only if you hold your Common Stock as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as (i) a dealer in securities, (ii) a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, (iii) a financial institution, (iv) a tax-exempt organization, (v) a person that holds Common Stock as part of a hedge, straddle, conversion or other "synthetic security", (vi) certain U.S. expatriates, (vii) a person whose functional currency for tax purposes is not the U.S. dollar or (viii) a person that has acquired his or her Common Stock upon exercise of an employee stock option or otherwise as compensation. This section is based on the Code, applicable Treasury regulations, and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and, therefore, subject to future changes in the law, possibly with retroactive effect.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Common Stock shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX LAWS.

U.S. Federal Income Tax Consequences to U.S. Holders

A U.S. holder, as used herein, is a shareholder that is: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more United States persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Other than with respect to any cash payment received in lieu of a fractional share of Common Stock, as discussed below, no gain or loss will be recognized by a U.S. holder upon such holder's exchange of Common Stock for Common Stock pursuant to the Reverse Stock Split. The aggregate tax basis of the Common Stock received in the Reverse Stock Split (including any fraction of a new share deemed to have been received) will be the same as the holder's aggregate tax basis in the Common Stock exchanged therefor. In general, U.S. holders that receive cash in exchange for their fractional share interests in the Common Stock as a result of the Reverse Stock Split will be deemed for U.S. federal income tax purposes to have first received the fractional share interests and then to have had those fractional share interests redeemed for cash. The U.S. holder's holding period for the Common Stock received in the Reverse Stock Split will include the period during which the holder held the Common Stock surrendered.

Provided that the receipt of cash in lieu of a fractional share of Common Stock is not essentially equivalent to a dividend within the meaning of Section 302 of the Code, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount of cash received and the holder's adjusted federal income tax basis in the fractional share deemed surrendered. Such gain or loss generally will be treated as long term capital gain or loss if the U.S. holder's holding period is greater than one year at the time of the Reverse Stock Split. A U.S. holder's ability to deduct capital losses is subject to limitations.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

No gain or loss will be recognized by a non-U.S. holder, defined as any beneficial owner of our Common Stock that is neither a U.S. holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, upon such holder's exchange of Common Stock for Common Stock pursuant to the Reverse Stock Split. The aggregate tax basis of the Common Stock received in the Reverse Stock Split (including any fraction of a new share deemed to have been received) will be the same as the holder's aggregate tax basis in the Common Stock exchanged therefor. In general, non-U.S. holders that receive cash in exchange for their fractional share interests in the Common Stock as a result of the Reverse Stock Split will be deemed for U.S. federal income tax purposes to have first received the fractional share interests and then to have had those fractional share interests redeemed for cash. The non-U.S. holder's holding period for the Common Stock received in the Reverse Stock Split will include the period during which the holder held the Common Stock surrendered.

Provided that the receipt of cash in lieu of a fractional share of Common Stock is not essentially equivalent to a dividend within the meaning of Section 302 of the Code, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a deemed disposition of fractional shares for cash unless (i) the gain is "effectively connected" with the conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment or fixed base maintained in the United States, if that is required by an applicable income tax treaty as a condition for being subjected to U.S. federal income tax on a net income basis, (ii) the holder is an individual, is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or (iii) Image is or has been a U.S. real property holding corporation for U.S. federal income tax purposes and certain other conditions are met.

A corporate non-U.S. holder's "effectively connected" recognized gains may also, under certain circumstances, be subject to an additional "branch profits tax" on earnings and profits for the taxable year that are effectively connected to the conduct of a trade or business within the United States at a 30.0% gross rate (or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate).

Image has not been, is not, and does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

U.S. Information Reporting and Backup Withholding Tax.

Information returns generally will be required to be filed with the Internal Revenue Service (or *IRS*) with respect to the receipt of cash in lieu of a fractional share of Common Stock pursuant to the Reverse Stock Split in the case of certain U.S. holders. In addition, U.S. holders may be subject to backup withholding tax (at the current applicable rate of 28.0%) on the payment of such cash if they do not provide their taxpayer identification numbers in the manner required or otherwise fail to comply with applicable backup withholding tax rules.

Non-U.S. holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the holder's U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS.

Tax Consequences to the Company

We will not recognize any gain or loss as a result of the Reverse Stock Split.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK AT A REVERSE SPLIT RATIO BETWEEN 1-FOR-10 AND 1-FOR-50, WHICH RATIO WILL BE SELECTED BY THE BOARD OF DIRECTORS.

PROPOSAL 4: APPROVAL OF 2010 EQUITY INCENTIVE AWARD PLAN

The Board has adopted our 2010 Equity Incentive Award Plan (or the *2010 Plan*), subject to stockholder approval. A copy of the 2010 Plan is attached to this Proxy Statement as Appendix C.

If approved by stockholders, 38,468,240 shares of Common Stock will be authorized for issuance under the 2010 Plan. Shares authorized under the 2010 Plan will be used to satisfy contractual obligations we have under existing employment and consulting agreements with certain members of our management to issue them stock options and restricted stock awards. Further details about these proposed awards are described below under "New Plan Benefits" and, with respect to proposed grants to our Named Executive Officers, under "Executive Compensation—Employment Agreements—Fiscal 2011 Agreements." The Compensation Committee of the Board intends to grant these awards upon stockholder approval of the 2010 Plan. We believe that the 2010 Plan is integral to our ability to retain and motivate the executive talent important to achieving long-term improved company performance and stockholder returns.

Stockholder approval of the 2010 Plan also will constitute stockholder approval of the performance criteria and the material terms under which awards may be made for purposes of qualifying such awards as "performance-based compensation" under Section 162(m) of the Code. Under Section 162(m) of the Code, the Company is generally prohibited from deducting compensation paid to our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer) in excess of $1million per person in any year. However, compensation that qualifies as "performance-based compensation" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. In general, one of the requirements of "performance-based compensation" for purposes of

Section 162(m) of the Code is that the material terms of the performance criteria under which the compensation may be paid must be disclosed to and approved by our stockholders.

The following description of the 2010 Plan is a summary and does not purport to be a complete description of the 2010 Plan. A copy of the complete text of the 2010 Plan is attached to this proxy statement as Appendix C, and the following description is qualified in its entirety by reference to the text of the 2010 Plan.

Description of the 2010 Plan

Purpose

The purpose of the 2010 Plan is to promote the success and enhance the value of the Company by linking the personal interests of participants to those of our stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our stockholders. The 2010 Plan is also intended to provide flexibility in our ability to motivate, attract and retain the services of individuals upon whose judgment, interest and special effort our business is largely dependent.

Administration

The 2010 Plan will be administered by the Board or the Compensation Committee, except that the Board will administer the 2010 Plan with respect to any awards for our non-employee directors. To the extent consistent with applicable law, the Board or the Compensation Committee may delegate to a committee of one or more members of the Board or to one or more of the Company's officers the authority to grant awards to certain eligible individuals who are not officers or directors. Any entity or person authorized to administer the 2010 Plan is referred to in this proposal as the Plan Administrator.

The Plan Administrator, subject to the terms and conditions of the 2010 Plan, has the authority to select the individuals to whom awards will be granted and to determine the type or types of awards to be granted, the number of shares subject to each award and the other terms, conditions and provisions of awards.

Eligibility

Awards generally may be granted under the 2010 Plan to employees, officers, directors (including non-employee directors), consultants, and advisors of the Company or any majority-owned subsidiary corporation or parent corporation. As of September 17, 2010, approximately 70 employees (including 3 executive officers) and 2 non-employee directors would be eligible by its terms to participate in the 2010 Plan. However, the Compensation Committee intends at this time to grant awards under the 2010 Plan only to our Named Executive Officers and two other non-executive officer employees.

Number of Shares Authorized for Issuance

The 2010 Plan authorizes the issuance of up to 38,468,240 shares of Common Stock. The following shares will be available again for issuance under the 2010 Plan:

- shares subject to awards that terminate, expire or lapse prior to issuance of the underlying shares;
- shares subject to restricted stock awards that are subsequently forfeited to or repurchased by us; and
- shares that are withheld by or tendered to the Company in payment of the grant or exercise price for an award or tax withholding obligations.

The Company has agreed with our Named Executive Officers that if equity awards to be granted to other management personnel under the 2010 Plan are subsequently forfeited by such individuals, the forfeited shares will be awarded to (i) the persons taking over the duties of the individuals who forfeited such awards and (ii) the Named Executive Officers, in such amounts and at such times as approved by the Compensation Committee.

Awards granted in assumption of, or in substitution for, previously granted awards in acquisition transactions will not reduce the number of shares authorized for issuance under the 2010 Plan. Similarly, the payment of dividend equivalents in cash with respect to awards will not reduce the number of shares authorized for issuance under the 2010 Plan.

The shares of stock deliverable under the 2010 Plan may consist in whole or in part of authorized and unissued shares, treasury shares or shares purchased on the open market. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2010 Plan is the total number of shares authorized under the 2010 Plan.

Capital Adjustments

In the event of a stock dividend, stock split, combination or exchange of shares, merger, consolidation, distribution to stockholders other than a normal cash dividend or certain other changes in our corporate or capital structure, the Plan Administrator is authorized to make proportional adjustments (i) to the maximum number and kind of securities that may be issued under the 2010 Plan (including the maximum number of securities that may be issued as incentive stock options or that may be granted to a single participant during any calendar year); (ii) to the number and kind of securities subject to any outstanding awards, including the per share price of such securities; and (iii) to the terms and conditions of any outstanding awards, in each case subject to the terms of the 2010 Plan.

Types of Awards

The 2010 Plan permits the granting of any or all of the following types of awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock awards and restricted stock units, (iv) dividend equivalents, (v) stock payment awards, and (vi) other stock or cash-based awards payable upon attainment of pre-established performance goals.

Stock Options. The Plan Administrator may grant either incentive stock options, which must comply with Section 422 of the Code, or nonqualified stock options. Stock options entitle the holder to purchase a specified number of shares of our Common Stock at a specified price, called the exercise price, subject to the terms and conditions of the 2010 Plan and the option grant. The exercise price of stock options under the 2010 Plan must be equal to at least 100% of the fair market value of the stock for the date of grant. While the stock is quoted on a national market or other quotation system, fair market value means, as of a given date, the last sales price of the Common Stock. The exercise price for shares purchased under an option must be paid in a form or forms acceptable to the Plan Administrator, including cash, check, shares of already-owned Common Stock, a broker-assisted cashless exercise or such other form of consideration as the Plan Administrator may permit.

At the time of grant, the Plan Administrator will establish the time or times when stock options will vest and become exercisable and the expiration date for stock options, including how long stock options will remain exercisable in the event of a participant's termination of employment or service.

Stock Appreciation Rights. A stock appreciation right (or *SAR)* entitles the holder to receive, upon exercise, the excess of the fair market value of the shares for which the right is exercised over the grant price of the SAR, which grant price must be the fair market value of our Common Stock on the date the SAR was granted. At the time of grant, the Plan Administrator will determine the time or times when SARs are exercisable and when they expire. Payment upon exercise of SARs may be in cash, stock, or any combination of cash and stock. SARs may be granted in tandem with stock options. Any related option will no longer be exercisable to the extent the SAR has been exercised, and the related SAR generally will be canceled to the extent the option has been exercised.

Restricted Stock Awards and Restricted Stock Units. Restricted stock awards are awards of shares of Common Stock subject to certain repurchase or forfeiture restrictions, restrictions on transferability or other restrictions established by the Plan Administrator, which restrictions may be based on continued service with the Company or its related companies and/or other conditions, such as the achievement of performance criteria established by the Plan Administrator. The Plan Administrator may waive any such restrictions in its sole discretion. Restricted stock units are awards designated in units of Common Stock that similarly vest and become nonforfeitable on such dates or dates, or upon satisfaction of such conditions to vesting, as the Plan Administrator determines.

Dividend Equivalents. The Plan Administrator may award, on such terms as it determines, dividend equivalents to participants, which entitle the participant to receive, in cash or shares, the equivalent value of dividends paid on our Common Stock. Dividend equivalents are not payable with respect to options or stock appreciation rights and, unless the Plan Administrator determines otherwise, are payable with respect to performance-based awards only to the extent that the performance-based vesting conditions for such awards are satisfied.

Stock Payments. Stock payments are (i) payments in the form of shares of our Common Stock or (ii) an option or other right to purchase shares of Common Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of that compensation. The Plan Administrator will determine the number of shares or the number of options or other rights to purchase shares subject to a stock payment, which may be based upon performance criteria or other specific performance goals.

Other Stock or Cash-Based Awards. The Plan Administrator may grant other incentives payable in cash or in shares of Common Stock, subject to the terms of the 2010 Plan, which may be payable only upon the attainment of performance goals established by the Plan Administrator.

Performance-Based Compensation under Section 162(m) of the Code

Performance Criteria. Under Section 162(m) of the Code, the Company is generally prohibited from deducting compensation paid to our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer) in excess of $1 million per person in any year. However, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit.

If the Compensation Committee intends to qualify an award under the 2010 Plan as "performance-based compensation" under Section 162(m) of the Code, the performance goals for the award must be based on the attainment of specified levels of one, or any combination, of the following performance criteria, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices: (i) net earnings (either before or after one or more of the following: interest, taxes, depreciation and amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per share; (xix) the price per share of our Common Stock; (xx) implementation or completion of critical projects; (xxi) comparisons with various stock market indices; (xxii) debt reduction; (xxiii) stockholders' equity; (xxiv) financial ratios; or (xxv) financing and other capital raising transactions, in each case as determined in accordance with applicable accounting standards, if applicable.

Performance goals based on the foregoing performance criteria may be expressed in terms of overall Company performance or the performance of a subsidiary, division or other operational unit or an individual during an established performance period.

Adjustments and Certification. The Compensation Committee may, in its sole discretion, provide that one or more objectively determinable adjustments will be made to one or more performance goals, which adjustments may include one or more of the following: (i) items related to a change in accounting principle; (ii) items related to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during an applicable performance period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during a performance period; (x) any other items of significant income or expense that are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments; (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of our core, on-going business activities; (xiv) items relating to changes in tax laws; (xv) items relating to asset impairment charges; (xvi) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xvii) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

The Compensation Committee may reduce, but not increase, the amount payable pursuant to an award under the 2010 Plan that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code. A participant will be eligible to receive payment pursuant to a performance-based award only if the performance goals for an applicable performance period are achieved. Section 162(m) of the Code requires that the Compensation Committee certify that performance goals were achieved before the payment of any "performance-based compensation."

Award Limitations

Subject to certain adjustments set forth in the 2010 Plan, the Compensation Committee may not grant awards under the 2010 Plan to any one participant during any calendar year for more than 14,700,000 shares of Common Stock. In addition, the maximum amount that may be paid in cash to any one participant during any calendar year with respect to any "performance-based compensation" under Section 162(m) of the Code is $1 million.

Change in Control

Under the 2010 Plan, unless otherwise provided in an award agreement or other written agreement between a participant and us, if a change in control occurs and outstanding awards are not continued, converted, assumed or replaced in such change in control, the awards will become fully exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on the awards will lapse. Upon, or in anticipation of, a change in control, the Plan Administrator may cause outstanding awards to terminate at a specific time in the future, including but not limited to the date of such change in control, and each participant will have the right to exercise such awards during a period of time determined by the Plan Administrator.

Under the 2010 Plan, "change in control" generally means the occurrence of any of the following events:

- an acquisition by any person or group of persons of beneficial ownership of more than 50% of the total combined voting power of the Company's securities (other than a registered, public offering of our Common Stock and excluding acquisitions by the Company, by any of its subsidiaries, by an employee benefit plan maintained by the Company or its subsidiaries or by any person that, prior to such transaction, controls, is controlled by or is under common control with the Company);
- a change in the composition of the Board such that, during any two-year period, the incumbent board members cease to constitute at least a majority of the Board (excluding directors whose election, or nomination for election by stockholders, was approved by at least two-thirds of the incumbent board);
- consummation of certain mergers, consolidations, reorganizations or business combinations, a sale or other disposition of all or substantially all of the Company's assets or the acquisition of assets or stock of another entity (excluding transactions in which the Company's outstanding voting securities before the transaction continue to represent thereafter at least a majority of the combined voting power of the successor entity); or
- stockholder approval of a dissolution or liquidation of the Company (other than a liquidation or dissolution occurring upon a merger, consolidation, reorganization or business combination).

Nonassignability of Awards

Unless the Plan Administrator determines otherwise, no award granted under the 2010 Plan may be sold, assigned, transferred, pledged or otherwise encumbered by a participant, other than by will or by the laws of descent and distribution, pursuant to a domestic relations order (or *DRO*) (subject to the Plan Administrator's consent), or by designation of a beneficiary in a manner determined by the Plan Administrator. Unless an award has been transferred pursuant to a DRO, each award may be exercised, during the participant's lifetime, only by the participant.

No Repricing

The Plan Administrator may not, without stockholder approval, decrease the price of an option or SAR after it is granted, except in connection with certain adjustments provided for under the 2010 Plan, take any other action that is treated as a repricing under generally accepted accounting principles, or cancel an option or SAR at a time when its stock price exceeds the fair market value of the underlying stock, in exchange for another option, restricted stock award or other equity award, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction.

Amendment and Termination

The Board may amend, modify or terminate the 2010 Plan, provided that stockholder approval of any amendment must be obtained to the extent required by applicable law, regulation or stock exchange rule and must be obtained for any amendment that increases the number of shares available under the 2010 Plan. No amendment, modification or termination of the 2010 Plan generally may adversely affect in any material way any awards previously granted without the prior written consent of the affected participants. The 2010 Plan became effective on September 17, 2010, the date of Board approval, and unless sooner terminated by the Board, will expire ten years from that date.

New Plan Benefits

The following table shows information about the number of shares to be granted to certain individuals pursuant to equity awards under the 2010 Plan, subject to stockholder approval of the 2010 Plan. Additional details about the proposed awards to the Named Executive Officers are provided above under "Executive Compensation—Employment Agreements—Fiscal 2011 Agreements."

Name and Position	Total Number of Shares to be Subject to Equity Awards (1)
Theodore S. Green *Chief Executive Officer and Chairman*	14,698,071
John P. Avagliano *Chief Operating Officer and Chief Financial Officer*	7,097,923
John W. Hyde *Vice Chairman*	12,825,417
All Current Executive Officers as a Group (3 individuals)	34,621,411
Current Non-Executive Director Group	—
Current Non-Executive Officer Employee Group (2 individuals)	3,846,820
Total Number of Shares to be Granted	**38,468,231**

(1) The number of shares of Common Stock to be subject to equity awards will be allocated between stock options and restricted stock awards based on the closing price of the Common Stock as of the date of grant. Assuming a grant date closing price for our Common Stock of $0.23 per share, the closing price as reported on the OTCQB for September 17, 2010, shares would be allocated between stock options and restricted stock awards as follows: Mr. Green, 4,212,382 option shares and 10,485,689 restricted stock award shares; Mr. Avagliano, 2,034,563 option shares and 5,063,360 restricted stock award shares; Mr. Hyde, 3,675,350 option shares and 9,150,067 restricted stock award shares; All Current Executive Officers as a Group, 9,922,295 option shares and 24,699,116 restricted stock award shares; and Current Non-Executive Officer Employee Group, 1,102,476 option shares and 2,744,344 restricted stock award shares.

Except as set forth in the table above, the Company has not granted, or committed to grant, any other equity awards under the 2010 Plan.

U.S. Federal Income Tax Consequences

The following discussion briefly describes the material U.S. federal income tax consequences of the 2010 Plan generally applicable to the Company and to participants who are subject to U.S. federal taxation. The discussion is general in nature and does not address issues relating to the particular tax circumstances of any individual participant or any participant who is not subject to U.S. federal taxation. The discussion is based on the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement, and is, therefore, subject to future changes in the law, possibly with retroactive effect. The discussion does not address any estate, gift, state, local or foreign income or other tax consequences.

Stock Options

Nonqualified Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of our Common Stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income equal to the difference between the fair market value of the shares underlying the option on the date of exercise and the option exercise price. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the option exercise price.

Incentive Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of an incentive stock option. If a participant exercises an incentive stock option during employment or within three months after his or her employment ends other than as a result of death (12 months in the case of disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will recognize income for alternative minimum tax purposes at that time as if the option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (i) one year from the date the participant exercised the option and (ii) two years from the grant date of the option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the sale or exchange and the option exercise price. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a disqualifying disposition, and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess, as of the date of exercise of the option, of the fair market value of the shares received over the option exercise price (or, if less, the excess of the amount realized on the sale of the shares over the option exercise price). Additionally, the participant will have long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received upon disposition of the shares and the option exercise price increased by the amount of ordinary income, if any, the participant recognized.

Special rules apply to both nonqualified stock options and incentive stock options if a participant uses shares already held by the participant to pay the exercise price of the option or if the shares received upon exercise are subject to a substantial risk of forfeiture by the participant.

Stock Appreciation Rights. A participant generally will not recognize taxable income upon the grant or vesting of an SAR with a grant price at least equal to the fair market value of the Common Stock on the date of grant and no additional deferral feature. Upon the exercise of an SAR, a participant generally will recognize compensation taxable as ordinary income equal to the difference between the fair market value of the underlying shares on the date of exercise and the grant price of the SAR.

Restricted Stock Awards. Upon receipt of a restricted stock award, a participant generally will recognize compensation taxable as ordinary income when the shares cease to be subject to restrictions in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant for the shares. However, no later than 30 days after a participant receives the restricted stock award, the participant may elect to recognize taxable ordinary income in an amount equal to the excess of the fair market value of the shares at the time of receipt over the amount, if any, paid to the Company by the participant for the shares. Provided that the election is properly made in a timely manner, when the restrictions on the shares lapse, the participant will not recognize any additional income. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid to the Company by the participant for the shares plus the amount of taxable ordinary income recognized by the participant either at the time the restrictions lapsed or at the time of election, if an election was made by the participant. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the participant may not claim a deduction with respect to the income recognized as a result of the election.

Any dividends paid with respect to shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.

Restricted Stock Units. A participant generally will not recognize income at the time a restricted stock unit is granted. When a restricted stock unit is settled in shares or other consideration, the participant generally will recognize compensation taxable as ordinary income at the time of such settlement or payment in an amount equal to the then fair market value of any shares, cash or property that the participant receives.

Stock Payments in Shares. Upon receipt of a stock award that is not subject to restrictions, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant for the shares. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid to the Company by the participant for the shares plus the amount of taxable ordinary income recognized by the participant upon receipt of the shares.

Tax Consequences to the Company. In the foregoing cases, we generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

Tax Withholding. We are authorized to deduct or withhold from any award granted or payment due under the 2010 Plan, or require a participant to remit to us, the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. We are not required to issue any shares of Common Stock or to otherwise settle an award under the 2010 Plan until all tax withholding obligations are satisfied.

Section 162(m) of the Code. Under Section 162(m) of the Code, as described above, the Company generally is prohibited from deducting compensation paid to our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer) in excess of $1 million per person in any year. However, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. Stockholder approval of the 2010 Plan will provide the Company with the flexibility to grant awards under the 2010 Plan that qualify as "performance-based compensation" under Section 162(m) of the Code.

Section 409A of the Code. We intend that awards granted under the 2010 Plan comply with, or otherwise be exempt from, Section 409A of the Code, but make no representation or warranty to that effect.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE 2010 EQUITY INCENTIVE AWARD PLAN.

PROPOSAL 5: APPROVAL OF 2011 EQUITY INCENTIVE PLAN

The Board has adopted our 2011 Equity Incentive Plan (or the *2011 Plan*), subject to stockholder approval of both the 2011 Plan and Proposal 2 to increase the number of authorized shares under our Certificate of Incorporation. A copy of the 2011 Plan is attached to this Proxy Statement as Appendix D.

If approved by stockholders, 20,000,000 shares of Common Stock will be authorized for issuance under the 2011 Plan. We believe that a broad-based incentive compensation plan is a valuable incentive and retention tool that benefits all of our stockholders and that the 2011 Plan is necessary in order to provide appropriate incentives for the achievement of company objectives and to continue to attract, motivate and retain the most qualified employees, executives, directors and consultants to help ensure our future growth and success. As described in Proposal 4, the 2010 Plan also being submitted for stockholder approval will be used to satisfy contractual obligations we have to certain members of our management to grant them stock options and restricted stock awards. Once such grants are made, insufficient shares will remain available under the 2010 Plan for future awards to our employees, executives, directors and consultants. As of September 17, 2010, 1,362,930 shares remained available for the issuance of new awards under both our 2008 Stock Awards and Incentive Plan (or the *2008 Plan*) and our 2004 Incentive Compensation Plan (or the *2004 Plan*). We intend to retain both the 2008 Plan and the 2004 Plan following the 2010 Annual Meeting of Stockholders.

Stockholder approval of the 2011 Plan also will constitute stockholder approval of the performance criteria and the material terms under which awards may be made under the 2011 Plan for purposes of qualifying such awards as "performance-based compensation" under Section 162(m) of the Code. Under Section 162(m) of the Code, the Company is generally prohibited from deducting compensation paid to our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer) in excess of $1 million per person in any year. However, compensation that qualifies as "performance-based compensation" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. In general, one of the requirements of "performance-based" compensation for purposes of Section 162(m) of the Code is that the material terms of the performance criteria under which the compensation may be paid must be disclosed to and approved by our stockholders.

The following description of the 2011 Plan is a summary and does not purport to be a complete description of the 2011 Plan. A copy of the complete text of the 2011 Plan is attached to this proxy statement as Appendix D, and the following description is qualified in its entirety by reference to the text of the 2011 Plan.

Description of the 2011 Plan

Purpose

The purpose of the 2011 Plan is to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with an opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's stockholders.

Administration

The 2011 Plan will be administered by the Board or the Compensation Committee. To the extent consistent with applicable law, the Board or the Compensation Committee may delegate to a committee of one or more members of the Board or to one or more of the Company's officers the authority to grant awards to certain eligible individuals who are not officers or directors. Any entity or person authorized to administer the 2011 Plan is referred to in this proposal as the Plan Administrator.

The Plan Administrator, subject to the terms and conditions of the 2011 Plan, has the authority to select the individuals to whom awards will be granted and to determine the type or types of awards to be granted, the number of shares subject to each award and the other terms, conditions and provisions of awards.

Eligibility

Awards may be granted under the 2011 Plan to employees, officers, directors (including non-employee directors), consultants, agents, advisors and independent contractors of the Company or any related company, including any majority-owned subsidiary corporation or parent corporation. As of September 17, 2010, approximately 70 employees (including 3 executive officers) and 2 non-employee directors would be eligible to participate in the 2011 Plan.

Number of Shares Authorized for Issuance

The 2011 Plan authorizes the issuance of up to 20,000,000 shares of Common Stock.

Shares of Common Stock covered by an award granted under the 2011 Plan will not be counted as used unless and until they are actually issued and delivered to a participant. The following shares will be available again for issuance under the 2011 Plan:

- shares subject to awards that lapse, expire, terminate or are canceled prior to issuance of the underlying shares;
- shares subject to awards that are subsequently forfeited to or otherwise reacquired by us;
- shares related to an award that is settled in cash or in a manner where some or all of the shares covered by the award are not issued; and
- shares that are withheld by or tendered to the Company in payment of the purchase price for an award or tax withholding obligations.

Awards granted in assumption of, or in substitution for, previously granted awards in acquisition transactions will not reduce the number of shares authorized for issuance under the 2011 Plan.

The shares deliverable under the 2011 Plan may consist in whole or in part of authorized and unissued shares or shares now held or subsequently acquired by us as treasury shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2011 Plan is the total maximum number of shares authorized under the 2011 Plan.

Capital Adjustments

In the event of a stock dividend, stock split, spin-off, recapitalization, merger, consolidation, combination or exchange of shares, distribution to stockholders other than a normal cash dividend or other change in our corporate or capital structure, the Plan Administrator will make proportional adjustments to the maximum number and kind of securities (i) available for issuance under the 2011 Plan, (ii) issuable as incentive stock options, (iii) issuable to certain individuals subject to Section 162(m) of the Code, and (iv) subject to any outstanding awards, including the per share price of such securities.

Types of Awards

The 2011 Plan permits the granting of any or all of the following types of awards: (i) stock options, (ii) stock appreciation rights, (iii) stock awards, restricted stock awards and stock units, (iv) performance shares and performance units conditioned upon meeting performance criteria, and (v) other stock or cash-based awards.

Stock Options. The Plan Administrator may grant either incentive stock options, which must comply with Section 422 of the Code, or nonqualified stock options. Stock options entitle the holder to purchase a specified number of shares of our Common Stock at a specified price, called the exercise price, subject to the terms and conditions of the 2011 Plan and the option grant. The exercise price of stock options under the 2011 Plan must be at least 100% of the fair market value of the Common Stock as of the date of grant, except in the case of certain grants made or adjusted to assume or convert awards in connection with acquisition transactions. Unless the Plan Administrator determines otherwise, fair market value means, as of a given date, the last sales price of the Common Stock. The exercise price for shares purchased under an option must be paid in a form or forms acceptable to the Plan Administrator, including cash, check, shares of already-owned Common Stock, a broker-assisted cashless exercise or such other form of consideration as the Plan Administrator may permit.

The Plan Administrator will establish the vesting schedule and the maximum term of each option, which cannot exceed ten years, subject to earlier termination in the event of an optionee's termination of employment or service.

Upon termination of employment or service with us or a related company, the unvested portion of options automatically terminates. An optionee may exercise the vested portion of his or her options for the period of time stated in the option agreement. Unless the Plan Administrator determines otherwise, an optionee generally will be able to exercise the vested portion of his or her options for (i) three months following termination for reasons other than cause, retirement, death or disability or (ii) one year following termination due to retirement, death or disability. If an optionee is terminated for cause, all options generally will automatically expire upon notification to the optionee of such termination. No option may be exercised after expiration of its term.

Stock Appreciation Rights. SARs may be granted alone (freestanding) or in addition to other awards and may, but need not, relate to a specific option granted under the 2011 Plan (related option). Upon exercise of an SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the grant price of the SAR. The Plan Administrator may impose any conditions or restrictions on the exercise of an SAR as it deems appropriate; however, under the 2011 Plan the grant price of a freestanding SAR must be at least 100% of the fair market value of our Common Stock on the date of grant, except for certain grants made or adjusted to assume or convert awards in connection with acquisition transactions, and the term of an SAR cannot be more than ten years. Payment upon exercise of an SAR may be in cash, stock, any combination of cash and stock or in any manner determined by the Plan Administrator. Any related option will no longer be exercisable to the extent the SAR has been exercised, and the related SAR will generally be canceled to the extent the option has been exercised.

Stock Awards, Restricted Stock Awards and Stock Units. Awards of shares of Common Stock, or awards designated in units of Common Stock, may be granted under the 2011 Plan subject to repurchase or forfeiture restrictions in the Plan Administrator's discretion, and the Plan Administrator may waive any such restrictions at any time in its sole discretion. Restrictions may be based on continuous service with the Company or its related companies and/or the achievement of performance criteria, as determined by the Plan Administrator.

Performance Awards. Performance awards may be in the form of performance shares, which are units valued by reference to shares of stock, or performance units, which are units valued by reference to property other than stock. Performance shares or performance units may be payable upon the attainment of performance criteria and other terms and conditions established by the Plan Administrator. Performance awards may be paid in cash, stock or other property or in any combination of cash, stock and other property, in the discretion of the Plan Administrator.

Other Stock or Cash-Based Awards. The Plan Administrator may grant other incentives payable in cash or in shares of Common Stock, subject to the terms of the 2011 Plan and any other terms and conditions determined by the Plan Administrator.

Performance-Based Compensation under Section 162(m) of the Code

Performance Criteria. Under Section 162(m) of the Code, the Company is generally prohibited from deducting compensation paid to our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer) in excess of $1 million per person in any year. However, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit.

If the Compensation Committee intends to qualify an award under the 2011 Plan as "performance-based compensation" under Section 162(m) of the Code, the performance criteria it may choose for the award include any of the following, or any combination, for the Company as a whole, or any business unit, as reported or calculated by the Company: (i) cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); (ii) net earnings (either before or after one or more of the following: interest, taxes, depreciation and amortization); (iii) gross or net sales or revenue; (iv) working capital; (v) earnings per share; (vi) book value per share; (vii) operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); (viii) gross or net profit or operating margin; (ix) operating earnings or profit; (x) return on assets; (xi) return on equity; (xii) return on sales; (xiii) debt reduction; (xiv) debt plus equity; (xv) market or economic value added; (xvi) stock price appreciation; (xvii) total stockholder return; (xviii) stockholders' equity; (xix) implementation or completion of critical projects; (xx) comparisons with various stock market indices; (xxi) cost control; (xxii) strategic initiatives; (xxiii) financing and other capital raising transactions; (xxiv) market share; (xxv) net income (either before or after taxes); (xxvi) adjusted net income; (xxvii) return on capital; (xxviii) improvements in capital structure; or (xxix) customer satisfaction, employee satisfaction, services performance, subscriber, cash management or asset management metrics. Such performance goals also may be based on the

Company's achievement of specified levels of performance for the Company as a whole or any business unit under one or more of the performance criteria described above relative to the performance of other corporations.

Adjustments and Certification. The Compensation Committee may provide in any award that any evaluation of performance may include or exclude any of the following events that occurs during a performance period: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in the Company's annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) foreign exchange gains and losses; and (viii) gains and losses on asset sales.

The Compensation Committee may adjust the amount payable pursuant to an award under the 2011 Plan that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code downward, but not upward. The Compensation Committee may not waive the achievement of performance goals related to an award except in the case of a participant's death or disability. Section 162(m) requires that the Compensation Committee certify that performance goals were achieved before the payment of any "performance-based compensation."

Limitations. Subject to certain adjustments set forth in the 2011 Plan, the Compensation Committee may not grant awards other than performance units under the 2011 Plan to any single participant who is a "covered employee" for purposes of Section 162(m) of the Code in any calendar year that relate to more than 5,000,000 shares of Common Stock. In addition, the Compensation Committee may not grant performance units and other awards payable in cash to any single covered employee in any one calendar year with a maximum dollar value greater than $1 million. "Covered employee" generally includes our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer).

Change of Control

Under the 2011 Plan, unless otherwise provided in the instrument evidencing an award or in a written employment, services or other agreement between the participant and us, in the event of a change of control:

- If and to the extent outstanding awards are not converted, assumed, substituted for or replaced by a successor company, awards, other than performance awards, will become fully vested and exercisable, and all applicable restrictions or forfeiture provisions will lapse immediately prior to the change of control.
- Performance shares or performance units earned and outstanding as of the date of the change of control and for which the payout level has been determined will be payable in full in accordance with the payout schedule. Any remaining performance awards for which the payout has not been determined will be prorated at the target level.
- Alternatively, the Company can elect to cash out outstanding awards.

Under the 2011 Plan, a "change of control" generally means the occurrence of any of the following events:

- An acquisition by any individual, entity or group of beneficial ownership of 50% or more of either (i) the then outstanding shares of our Common Stock or (ii) the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors, with certain exceptions, such as for certain acquisitions directly from the Company, any acquisition by the Company or any acquisition by any Company employee benefit plan;
- a change in the composition of the Board during any twenty-four month period such that the incumbent board members cease to constitute at least a majority of the Board (excluding directors whose election, or nomination for election by stockholders, was approved by at least a majority of the incumbent board); or
- consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets or outstanding voting securities of the Company, with certain exceptions for transactions in which (i) the beneficial ownership of the Company or the resulting company remains the same with respect to more than 50% of the outstanding shares of Common Stock and the voting power of the outstanding voting securities in substantially the same proportions as immediately prior to such transaction, (ii) no person (with certain exceptions) will own 50% or more of the outstanding shares of Common Stock or the voting power of the outstanding voting securities, and (iii) the Company's incumbent board will, after the transaction, constitute at least a majority of the board of the company resulting from such transaction.

Nonassignability of Awards

Unless the Plan Administrator determines otherwise, no award granted under the 2011 Plan may be sold, assigned, transferred, pledged or otherwise encumbered by a participant, other than by will or by the applicable laws of descent and distribution or by designation of a beneficiary in a manner established by the Company, and each award may be exercisable, during the participant's lifetime, only by the participant.

No Repricing

The Plan Administrator may not, without stockholder approval, decrease the price of an option or SAR after it is granted, except in connection with certain adjustments provided for under the 2011 Plan, take any other action that is treated as a repricing under generally accepted accounting principles, or cancel an option or SAR at a time when its stock price exceeds the fair market value of the underlying stock, in exchange for another option, restricted stock or other equity award, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction.

Amendment and Termination

The Board or the Compensation Committee generally may amend the 2011 Plan, except that the Board must approve any amendment that requires stockholder approval under applicable law, regulation or stock exchange rule. The Board or the Compensation Committee also may suspend or terminate all or any portion of the 2011 Plan at any time, but any suspension or termination generally may not, without a participant's consent, materially adversely affect any rights under any outstanding award. The 2011 Plan became effective on September 17, 2010, the date of Board approval, and unless sooner terminated by the Board, will expire ten years from that date.

Other Information

A new plan benefits table, as described in the federal proxy rules, is not provided because all awards made under the 2011 Plan will be made at the discretion of the Plan Administrator. Therefore, the benefits and amounts that will be received or allocated under the 2011 Plan are not determinable at this time. However, please refer to the Summary Compensation Table of this proxy statement, which sets forth certain information regarding the equity awards made to Named Executive Officers in the last fiscal year. In addition, please refer to Proposal 4 (regarding stockholder approval of the 2010 Plan) for information about proposed equity grants to certain individuals, subject to stockholder approval of the 2010 Plan. Grants made to our non-employee directors in the last fiscal year are described in "Director Compensation" above. The closing price of our Common Stock, as reported on the OTCQB on September 17, 2010, was $0.23 per share.

U.S. Federal Income Tax Consequences

The following discussion briefly describes the material U.S. federal income tax consequences of the 2011 Plan generally applicable to the Company and to participants who are subject to U.S. federal taxation. The discussion is general in nature and does not address issues relating to the tax circumstances of any individual participant or any participant who is not subject to U.S. federal taxation. The discussion is based on the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The discussion does not address any estate, gift, state, local or foreign income or other tax consequences.

Stock Options

Nonqualified Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of the Common Stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income equal to the difference between the fair market value of the shares underlying the option on the date of exercise and the option exercise price. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the option exercise price.

Incentive Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of an incentive stock option. If a participant exercises an incentive stock option during employment or within three months after his or her employment ends other than as a result of death (12 months in the case of disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will recognize income for alternative minimum tax purposes at that time as if the option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (i) one year from the date the participant exercised the option and (ii) two years from the grant date of the option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the sale or exchange and the option exercise price. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a disqualifying disposition, and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess, as of the date of exercise of the option, of the fair market value of the shares received over the option exercise price (or, if less, the excess of the amount realized on the sale of the shares over the option exercise price). Additionally, the participant will have long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received upon disposition of the shares and the option exercise price increased by the amount of ordinary income, if any, the participant recognized.

Special rules apply to both nonqualified stock options and incentive stock options if a participant uses shares already held by the participant to pay the exercise price of the option or if the shares received upon exercise are subject to a substantial risk of forfeiture by the participant.

Stock Appreciation Rights. A participant generally will not recognize taxable income upon the grant or vesting of an SAR with a grant price at least equal to the fair market value of the Common Stock on the date of grant and no additional deferral feature. Upon the exercise of an SAR, a participant generally will recognize compensation taxable as ordinary income equal to the difference between the fair market value of the underlying shares on the date of exercise and the grant price of the SAR.

Unrestricted Stock Awards. Upon receipt of a stock award that is not subject to restrictions, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant for the shares. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid to the Company by the participant for the shares plus the amount of taxable ordinary income recognized by the participant upon receipt of the shares.

Restricted Stock Awards. Upon receipt of a restricted stock award, a participant generally will recognize compensation taxable as ordinary income when the shares cease to be subject to restrictions in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid to the Company by the participant for the shares. However, no later than 30 days after a participant receives the restricted stock award, the participant may elect to recognize taxable ordinary income in an amount equal to the excess of the fair market value of the shares at the time of receipt over the amount, if any, paid to the Company by the participant for the shares. Provided that the election is properly made in a timely manner, when the restrictions on the shares lapse, the participant will not recognize any additional income. When a participant sells the shares, the participant generally will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid to the Company by the participant for the shares plus the amount of taxable ordinary income recognized by the participant either at the time the restrictions lapsed or at the time of election, if an election was made by the participant. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the participant may not claim a deduction with respect to the income recognized as a result of the election.

Any dividends paid with respect to shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.

Restricted Stock Units. A participant generally will not recognize taxable income at the time a restricted stock unit is granted. When a restricted stock unit is settled in shares or other consideration, the participant generally will recognize compensation taxable as ordinary income at the time of such settlement or payment in an amount equal to the then fair market value of any shares, cash or property that the participant receives.

Performance Shares or Performance Units. A participant generally will not recognize taxable income upon the grant of performance shares or performance units. Upon the distribution of cash, shares or other property to a participant pursuant to the terms of the performance shares or units, the participant generally will recognize compensation taxable as ordinary income equal to the excess of the amount of cash or the fair market value of any property transferred to the participant over any amount paid by the participant with respect to the performance shares or units.

Tax Consequences to the Company. In the foregoing cases, we generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

Tax Withholding. We are authorized to deduct or withhold from any award granted or payment due under the 2011 Plan, or require a participant to remit to us, the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. We are not required to issue any shares of Common Stock or to otherwise settle an award under the 2011 Plan until all tax withholding obligations are satisfied.

Section 162(m) of the Code. Under Section 162(m) of the Code, as described above, the Company generally is prohibited from deducting compensation paid to our principal executive officer and our three other most highly compensated executive officers (other than our principal financial officer) in excess of $1 million per person in any year. However, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. Stockholder approval of the 2011 Plan will provide the Company with the flexibility to grant awards under the 2011 Plan that qualify as "performance-based compensation" under Section 162(m) of the Code.

Section 409A of the Code. We intend that awards granted under the 2011 Plan comply with, or otherwise be exempt from, Section 409A of the Code, but make no representation or warranty to that effect.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE 2011 EQUITY INCENTIVE PLAN.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of March 31, 2010 with respect to our equity compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance, aggregated by (i) all compensation plans previously approved by our security holders and (ii) all compensation plans not previously approved by our security holders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in the first column) (2)
Equity compensation plans approved by security holders	1,029,500	$ 2.699	917,430
Equity compensation plans not approved by security holders:			
Compensatory warrants issued to service providers (3)	8,018,868	0.530	—
Total	9,048,368	0.777	917,430

(1) Includes options granted to employees and directors under our 2004 Plan and 2008 Plan.

(2) Future equity awards may be granted under our 2004 Plan or our 2008 Plan. Excludes 38,468,240 shares that will become available for issuance upon stockholder approval of the 2010 Plan and 20,000,000 shares that will become available for issuance upon stockholder approval of the 2011 Plan.

(3) In August 2006, we issued a five-year warrant in connection with a convertible debt financing to an investor to purchase up to 1,000,000 shares of Common Stock at $4.25 per share. The transaction with JH Partners triggered the antidilution provisions contained in the warrant. As a result, the warrant is now exercisable for 8,018,868 shares of our Common Stock at an exercise price of $0.53 per share.

AUDIT COMMITTEE REPORT [1]

Our entire Board currently constitutes our Audit Committee and operates under a written charter approved by the Board of Directors. The charter was last modified by the Board in June 2010. Our management is responsible for internal accounting controls, the financial reporting process, and the preparation of financial statements in accordance with generally accepted accounting principles. Our independent registered public accounting firm, BDO USA, LLP (formerly known as BDO Seidman, LLP), is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and performing timely reviews of the quarterly financial statements in accordance with SAS No. 100. The Audit Committee's primary responsibility is to monitor and oversee these processes and the systems of internal controls that management and the Board have established.

In connection with these responsibilities, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the fair and complete presentation of our annual and quarterly financial results for the fiscal year ended March 31, 2010. In addition, the Audit Committee has discussed with the independent registered public accounting firm the matters required by Statement of Auditing Standards No. 61, *Communication with Audit Committees.*

The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm that firm's independence from us and our management. In addition, the Audit Committee has considered whether non-audit services by the independent registered public accounting firm are compatible with the independence requirements of Independence Standards Board Standard No. 1. The Audit Committee has concluded that the independent registered public accounting firm is independent from us and our management.

The Audit Committee discussed with our independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, the evaluations of our internal controls, and the overall quality of our financial reporting.

Based on the Audit Committee's discussions with management and the independent registered public accounting firm, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2010, as filed with the Securities and Exchange Commission on June 29, 2010, and Amendment No. 1 thereto filed with the Securities and Exchange Commission on July 29, 2010. The Audit Committee and the Board also have approved and recommended the selection of our independent registered public accounting firm for the fiscal year ending March 31, 2011.

AUDIT COMMITTEE

John W. Hyde, *Chairman*
Patrick M. Collins
Mary J. George
Theodore S. Green
Marshall A. Heinberg

(1) The foregoing report of the Audit Committee does not constitute "soliciting material" and shall not be deemed filed or incorporated by reference into any other of our filings under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate such report by reference therein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees for professional services provided by BDO USA, LLP (formerly known as BDO Seidman, LLP) related to the fiscal years ended March 31, 2010 and 2009.

	2010	2009
Audit Fees	$ 284,869	$ 291,779
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	2,500	1,000
Total Fees	$ 287,369	$ 292,779

Audit Fees

Consisted of fees billed for professional services rendered for (i) the audit of our consolidated financial statements; (ii) the review of interim consolidated financial statements for our quarterly filings; and (iii) any services that are normally provided by our principal accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees during the fiscal years ended March 31, 2010 and March 31, 2009.

Tax Fees

BDO USA, LLP (formerly known as BDO Seidman, LLP) does not perform professional services for tax compliance, tax advice or tax planning for us.

All Other Fees

Consisted of fees for professional services related to the JH Transaction and terminated merger transaction.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm.

Our Audit Committee's policy is to pre-approve the audit and non-audit services provided by the independent registered public accounting firm in order to assure that the provision of such services does not impair the auditor's independence. Our Audit Committee believes that the combination of general pre-approval of certain types of services and specific pre-approval of other services will result in an effective and efficient procedure to pre-approve services performed by the independent registered public accounting firm. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. In determining whether to grant general or specific pre-approval, our Audit Committee will consider whether such services are consistent with the applicable rules and regulations on auditor independence. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. With respect to each proposed pre-approved service, the independent registered public accounting firm is required to provide to the Audit Committee detailed back-up documentation regarding the specific services to be provided.

All of the fees paid to BDO USA, LLP (formerly known as BDO Seidman, LLP) in fiscal 2010 and 2009 were pre-approved by the Audit Committee. Our Audit Committee has considered whether the provision of services other than those described above under the heading of "Audit Fees" are compatible with maintaining the independence of BDO USA, LLP (formerly known as BDO Seidman, LLP).

PROPOSAL 6: RATIFICATION OF THE SELECTION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company is seeking stockholder ratification of the selection by the Audit Committee of BDO USA, LLP (formerly known as BDO Seidman, LLP) as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2011.

Stockholder ratification of the selection of BDO USA, LLP (formerly known as BDO Seidman, LLP) as the Company's independent registered public accounting firm is not required under the laws of the State of Delaware, by the Company's Bylaws or otherwise. However, the Board is submitting the selection of BDO USA, LLP (formerly known as BDO Seidman, LLP) to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Board and the Audit Committee will reconsider whether or not to continue to retain BDO USA, LLP (formerly known as

BDO Seidman, LLP). Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

BDO USA, LLP (formerly known as BDO Seidman, LLP), Los Angeles, California, which was appointed our independent registered public accounting firm in October 2004, has audited our financial statements for the fiscal years ended March 31, 2005 through 2010 and is currently serving as the Company's independent registered public accounting firm. The Audit Committee approved this appointment.

A representative of BDO USA, LLP (formerly known as BDO Seidman, LLP) is expected to be present at the Annual Meeting, to have an opportunity to make a statement if they desire to do so, and to be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO RATIFY THE SELECTION OF BDO USA, LLP (FORMERLY KNOWN AS BDO SEIDMAN, LLP) AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

As described in more detail above in "Executive Compensation—Employment Agreements—Fiscal 2011 Agreements" and "Proposal 4: Approval of 2010 Equity Incentive Award Plan—New Plan Benefits," our current executive officers will be awarded stock options and restricted stock awards covering an aggregate of 34,621,411 shares of Common Stock following approval of the 2010 Plan. In addition, as described above in "Security Ownership of Certain Beneficial Owners and Management," our executive officers and the JH Investors, with which director Patrick M. Collins is affiliated, also hold shares of Series C Preferred Stock that will convert into Common Stock upon the filing of the amendment to our Certificate of Incorporation to increase our authorized Common Stock as contemplated by Proposal 2.

STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

The deadline for submitting proposals for inclusion in our proxy materials for the 2011 Annual Meeting is June 14, 2011, by which date you must submit your proposal in writing to our Corporate Secretary at our principal executive offices at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311. We recommend that such proposals be sent by certified mail, return receipt requested. Such proposals will also need to comply with the rules of the SEC regarding the inclusion of stockholder proposals in our proxy materials, and may be omitted if not in compliance with applicable requirements.

Stockholders that intend to present a proposal before the 2011 Annual Meeting but do not intend for the proposal to be included in our proxy materials for the 2011 Annual Meeting must provide notice of such proposal to our Corporate Secretary at the address indicated above no earlier than June 14, 2011 and no later than July 14, 2011. The notice of such proposal must comply with the applicable provisions of our Bylaws.

In addition, our Bylaws permit stockholders to nominate directors for election at a meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our Bylaws, which for the 2011 Annual Meeting means that notice must be provided to our Corporate Secretary at the address indicated above no earlier than June 14, 2011 and no later than July 14, 2011.

For proposals that are timely filed, we retain discretion to vote proxies we receive provided that (1) we include in the proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion, and (2) the proponent does not issue a proxy statement.

HOUSEHOLDING OF PROXIES

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for annual reports and proxy statements with respect to two or more stockholders sharing the same address by delivering a single annual report or proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household annual reports and proxy materials, delivering a single annual report or proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders.

Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. You may request to receive at any time a separate copy of our annual report or proxy statement, by sending a written request to Image Entertainment, Inc., 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311, Attention: Dawn Martens or Michael B. Bayer, Esq., or calling us at (818) 407-9100.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report or proxy statement in the future, please notify your broker if your shares are held in a brokerage account (or in "street name") or us if you are a stockholder of record. If, at any time, you and another stockholder sharing the same address wish to participate in householding and prefer to receive a single copy of our annual report or proxy statement, please notify your broker if your shares are held in a brokerage account (or in "street name") or us if you are a stockholder of record. You can notify us by sending a written request to Image Entertainment, Inc., 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311, Attention: Dawn Martens or Michael B. Bayer, Esq., or calling us at (818) 407-9100.

OTHER MATTERS

Management does not know of any matters to be presented at the Annual Meeting other than those set forth herein and in the notice accompanying this proxy statement.

APPENDIX A

PROPOSED AMENDMENT TO ARTICLE 4 OF IMAGE ENTERTAINMENT, INC.'S CERTIFICATE OF INCORPORATION RELATING TO PROPOSAL 2

If Proposal 2 is approved, Section 4(a) of Article 4 of the Company's Certificate of Incorporation would read as follows:

> "(a) Authorized Capital Stock. The total number of shares of capital stock that the Corporation is authorized to issue is Five Hundred Twenty-Five Million (525,000,000) shares, consisting of Five Hundred Million (500,000,000) shares of common stock, $.0001 par value per share ("**Common Stock**"), and Twenty-Five Million (25,000,000) shares of preferred stock, $.0001 par value per share ("**Preferred Stock**")."

Please see Appendix B for subsequent changes to this Section 4(a) of Article 4 of the Company's Certificate of Incorporation if Proposal 3 is approved.

APPENDIX B

PROPOSED AMENDMENTS TO ARTICLE 4 OF IMAGE ENTERTAINMENT, INC.'S CERTIFICATE OF INCORPORATION RELATING TO PROPOSAL 3

If Proposal 3 is approved and Proposal 2 is also approved, Section 4(a) of Article 4 of the Company's Certificate of Incorporation would read as follows after the subsequent Certificate of Amendment is filed with the Secretary of State of the State of Delaware to effect Proposal 3:

"(a) Authorized Capital Stock. The total number of shares of capital stock that the Corporation is authorized to issue is Five Hundred Twenty-Five Million (525,000,000) shares, consisting of Five Hundred Million (500,000,000) shares of common stock, $.0001 par value per share ("**Common Stock**"), and Twenty-Five Million (25,000,000) shares of preferred stock, $.0001 par value per share ("**Preferred Stock**").

Upon the filing and effectiveness ("**Effective Time**") of this amendment to the Certificate of Incorporation of the Corporation pursuant to the General Corporation Law of the State of Delaware, each [•][1] shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below ("**Reverse Stock Split**"). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split.

Stockholders of record who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest) for such holder's fractional share in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the OTCQB Marketplace of the Pink OTC Markets Inc., as of the date this Certificate of Amendment is filed and becomes effective with the Secretary of State of the State of Delaware, by (b) the fraction of one share owned by the stockholder."

If Proposal 3 is approved and Proposal 2 is not, Section 4(a) of Article 4 of the Company's Certificate of Incorporation would read as follows:

"(a) Authorized Capital Stock. The total number of shares of capital stock that the Corporation is authorized to issue is One Hundred Twenty-Five Million (125,000,000) shares, consisting of One Hundred Million (100,000,000) shares of common stock, $.0001 par value per share ("**Common Stock**"), and Twenty-Five Million (25,000,000) shares of preferred stock, $.0001 par value per share ("**Preferred Stock**").

Upon the filing and effectiveness ("**Effective Time**") of this amendment to the Certificate of Incorporation of the Corporation pursuant to the General Corporation Law of the State of Delaware, each [•][2] shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below ("**Reverse Stock Split**"). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split.

---

[1] By approving this amendment, stockholders are approving a combination of any number of shares of Common Stock, between and including 10 and 50, into one share of Common Stock. The Certificate of Amendment that is filed with the Secretary of State of the State of Delaware will include only one ratio determined by the Board of Directors of the Corporation to be in the best interests of the Corporation and its stockholders following stockholder approval of this amendment and prior to the time of filing of the Certificate of Amendment.

[2] By approving this amendment, stockholders are approving a combination of any number of shares of Common Stock, between and including 10 and 50, into one share of Common Stock. The Certificate of Amendment that is filed with the Secretary of State of the State of Delaware will include only one ratio determined by the Board of Directors of the Corporation to be in the best interests of the Corporation and its stockholders following stockholder approval of this amendment and prior to the time of filing of the Certificate of Amendment.

Stockholders of record who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest) for such holder's fractional share in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the OTCQB Marketplace of the Pink OTC Markets Inc., as of the date this Certificate of Amendment is filed and becomes effective with the Secretary of State of the State of Delaware, by (b) the fraction of one share owned by the stockholder."

APPENDIX C

IMAGE ENTERTAINMENT, INC.

2010 EQUITY INCENTIVE AWARD PLAN

ARTICLE 1

PURPOSE

The purpose of the Image Entertainment, Inc. 2010 Equity Incentive Award Plan (the "Plan") is to promote the success and enhance the value of Image Entertainment, Inc. (the "Company") by linking the personal interests of the members of the Board, Employees and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Administrator" means the entity or person that conducts the general administration of the Plan as provided herein. With reference to the administration of the Plan with respect to Awards granted to Independent Directors, the term "Administrator" shall refer to the Board. With reference to the administration of the Plan with respect to any other Award, the term "Administrator" shall refer to the Committee unless the Board has assumed the authority for administration of the Plan generally as provided in Section 12.1. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 12.5 of the Plan, the term "Administrator" shall refer to such person(s) unless the Committee or the Board has revoked such delegation.

2.2 "Applicable Accounting Standards" shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under United States federal securities laws from time to time.

2.3 "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Dividend Equivalents award, a Stock Payment award, a Restricted Stock Unit award, an Other Stock-Based Award, or a Performance Bonus Award granted to a Participant pursuant to the Plan.

2.4 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.5 "Board" means the Board of Directors of the Company.

2.6 "Change in Control" means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.6(a) or Section 2.6(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction; or

(d) the stockholders of the Company approve the liquidation or dissolution of the Company (other than a liquidation or dissolution occurring upon a merger, consolidation, reorganization, or business combination).

In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b) or (c) with respect to such Award must also constitute a "change in control event," as defined in Treasury Regulation §1.409A-3(i)(5) to the extent required by Section 409A, or described in subsection (d) with respect to such Award must also satisfy the "liquidation" rules and procedures specified by Treasury Regulation §1.409A-3(j)(4)(ix).

2.7 "Code" means the Internal Revenue Code of 1986, as amended.

2.8 "Committee" means the committee of the Board described in Article 12.

2.9 "Consultant" means any consultant or adviser engaged to provide services to the Company or any Parent or Subsidiary that qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.10 "Covered Employee" means an Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

2.11 "Director" means a member of the Board or, as applicable, a member of the board of directors of a Subsidiary.

2.12 "Disability" means "disability," as such term is defined in Section 22(e)(3) of the Code.

2.13 "Dividend Equivalents" means a right granted to a Participant pursuant to Section 8.1 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.14 "DRO" shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.15 "Effective Date" has the meaning set forth in Section 13.1.

2.16 "Eligible Individual" means any person who is an Employee, a Consultant or a Director, as determined by the Administrator.

2.17 "Employee" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or of any Parent or Subsidiary.

2.18 "Equity Restructuring" means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Awards.

2.19 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.20 "Expiration Date" has the meaning set forth in Section 13.2.

2.21 "Fair Market Value" means, as of any given date, the fair market value of a share of Stock on the date determined as follows:

(a) If the Stock is listed on any established stock exchange, including without limitation The Nasdaq Global Select Market, The Nasdaq Global Market or The Nasdaq Capital Market, the Fair Market Value per share shall be the closing sales price per share for the Stock as quoted on such exchange for such date, or if no sale occurred on such date, the first market trading day immediately prior to such date during which a sale occurred, as reported in The Wall Street Journal or such other source as the Board deems reliable;

(b) If the Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the last sales price on such date, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported, as reported in The Wall Street Journal or such other source as the Board deems reliable; or

(c) In the absence of an established market for the Stock, the Fair Market Value thereof shall be the fair market value per share of the Stock as of the applicable date on the basis of a sale of such shares in an arms length private sale between a willing buyer and a willing seller, neither acting under compulsion, as determined in good faith by the Board, without discounts for lack of control or marketability.

Notwithstanding anything to the contrary contained in the Plan or in any Award Agreement, Fair Market Value shall not be less than the fair market value of one share of Stock as determined under Section 409A of the Code.

2.22 "Incentive Stock Option" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

2.23 "Independent Director" means a Director of the Company who is not an Employee.

2.24 "Misconduct" means the occurrence of any of, but not limited to, the following: (a) conviction of the Participant of any felony or any crime involving fraud or dishonesty; (b) the Participant's participation (whether by affirmative act or omission) in a fraud, act or dishonesty or other act of misconduct against the Company and/or any Parent or Subsidiary; (c) conduct by the Participant which, based upon a good faith and reasonable factual investigation by the Company (or, if the Participant is an executive officer, by the Board), demonstrates the Participant's unfitness to serve; (d) the Participant's violation of any statutory or fiduciary duty, or duty of loyalty owed to the Company and/or any Parent or Subsidiary; (e) the Participant's violation of state or federal law in connection with the Participant's performance of his or her job which has an adverse effect on the Company and/or any Parent or Subsidiary; and (f) the Participant's violation of Company policy which has a material adverse effect on the Company and/or any Parent or Subsidiary. Notwithstanding the foregoing, the Participant's Disability shall not constitute Misconduct as set forth herein. The determination that a termination is for Misconduct shall be by the Administrator it its sole and exclusive judgment and discretion.

Notwithstanding the foregoing, if a Participant is a party to an employment, severance or other agreement with the Company or any Subsidiary in effect as of the date of grant of an Award which defines "Misconduct" or "Cause" or a similar term, "Misconduct" for purposes of the Plan and such Award shall have the meaning given to such term in such employment, severance or other agreement.

2.25 "Non-Employee Director" means a Director of the Company who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition.

2.26 "Non-Qualified Stock Option" means an Option that is not intended to be or otherwise does not qualify as an Incentive Stock Option.

2.27 "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.28 "Other Stock-Based Award" means an Award granted or denominated in Stock or units of Stock pursuant to Section 8.4 of the Plan.

2.29 "Parent" means any "parent corporation," as defined in Section 424(e) of the Code and any applicable regulations promulgated thereunder, of the Company or any other entity which beneficially owns, directly or indirectly, a majority of the outstanding voting stock or voting power of the Company.

2.30 "Participant" means any Eligible Individual who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.31 "Performance-Based Award" means an Award granted to selected Covered Employees pursuant to Articles 6 and 8, but which is subject to the terms and conditions set forth in Article 9.

2.32 "Performance Bonus Award" has the meaning set forth in Section 8.5.

2.33 "Performance Criteria" means the criteria (and adjustments) that the Administrator selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, determined as follows:

(a) The Performance Criteria that shall be used to establish Performance Goals are limited to the following: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per share; (xix) price per share of Stock; (xx) implementation or completion of critical projects; (xxi) comparisons with various stock market indices; (xxii) debt reduction; (xxiii) stockholders' equity; (xxiv) financial ratios; or (xxv) financing and other capital raising transactions; in each case as determined in accordance with Applicable Accounting Standards, if applicable, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

(b) The Administrator may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under Applicable Accounting Standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments; (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items relating to changes in tax laws; (xv) items relating to asset impairment charges; (xvi) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xvii) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions. For all Awards intended to qualify as Qualified Performance-Based Compensation, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

2.34 "Performance Goals" means, for a Performance Period, the goals established in writing by the Administrator for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division or other operational unit, or an individual.

2.35 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.36 "Permitted Transferee" shall mean, with respect to a Participant, any "family member" of the Participant, as defined under the instructions to use of the Form S-8 Registration Statement under the Securities Act, after taking into account any state, federal, local or foreign tax and securities laws applicable to transferable Awards, or any other transferee approved by the Administrator.

2.37 "Qualified Performance-Based Compensation" means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

2.38 "Restricted Stock" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions, including, but not by way of limitation, risk of forfeiture or repurchase.

2.39 "Restricted Stock Unit" means a right to receive a share of Stock during specified time periods granted pursuant to Section 8.3.

2.40 "Securities Act" means the Securities Act of 1933, as amended.

2.41 "Stock" means the common stock of the Company and such other securities of the Company that may be substituted for such common stock pursuant to Article 11.

2.42 "Stock Appreciation Right" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the Stock Appreciation Right is exercised over the Fair Market Value of such number of shares of Stock on the date the Stock Appreciation Right was granted as set forth in the applicable Award Agreement.

2.43 "Stock Payment" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.2.

2.44 "Subsidiary" means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder of the Company or any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

2.45 "Successor Entity" has the meaning set forth in Section 2.6.

2.46 "Termination of Consultancy" means the time when the engagement of a Participant as a Consultant to the Company or to a Parent or Subsidiary is terminated for any reason, including, but not by way of limitation, by resignation, discharge, death or retirement, but excluding: (a) terminations where there is a simultaneous employment or continuing employment of the Participant by the Company or any Parent or Subsidiary, and (b) terminations where there is a simultaneous reestablishment of a consulting relationship or continuing consulting relationship between the Participant and the Company or any Parent or Subsidiary. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Consultancy, including, but not by way of limitation, the question of whether a particular leave of absence constitutes a Termination of Consultancy. Notwithstanding any other provision of the Plan, the Company or any Parent or Subsidiary has an absolute and unrestricted right to terminate a Consultant's service at any time for any reason whatsoever, except to the extent expressly provided otherwise in writing.

2.47 "Termination of Directorship" means the time when a Participant, if he or she is or becomes an Independent Director, ceases to be a Director for any reason, including, but not by way of limitation, a termination by resignation, failure to be elected, death or retirement. The

Board, in its sole and absolute discretion, shall determine the effect of all matters and questions relating to Termination of Directorship with respect to Independent Directors.

2.48 "Termination of Employment" means the time when the employee-employer relationship between a Participant and the Company or any Parent or Subsidiary is terminated for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability or retirement; but excluding: (a) terminations where there is a simultaneous reemployment or continuing employment of the Participant by the Company or any Parent or Subsidiary, and (b) terminations where there is a simultaneous establishment of a consulting relationship or continuing consulting relationship between the Participant and the Company or any Parent or Subsidiary. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Employment, including, but not by way of limitation, the question of whether a particular leave of absence constitutes a Termination of Employment.

2.49 "Termination of Service" shall mean the last to occur of a Participant's Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable. A Participant shall not be deemed to have a Termination of Service merely because of a change in the capacity in which the Participant renders service to the Company or any Parent or Subsidiary (i.e., a Participant who is an Employee becomes a Consultant) or a change in the entity for which the Participant renders such service (i.e., an Employee of the Company becomes an Employee of a Subsidiary), unless following such change in capacity or service the Participant is no longer serving as an Employee, Independent Director or Consultant of the Company or any Parent or Subsidiary. In addition, if a Termination of Service constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, the Termination of Consultancy, Termination of Directorship or Termination of Employment must also constitute a "separation from service," as defined in Treasury Regulation §1.409A-1(h) to the extent required by Section 409A.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan shall be 38,468,240 shares of Stock.

(b) To the extent that an Award terminates, expires, or lapses for any reason, any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Additionally, any shares of Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again be available for the grant of an Award pursuant to the Plan. If any shares of Restricted Stock are forfeited by a Participant or repurchased by the Company pursuant to Article 6 hereof, such shares shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Parent or Subsidiary shall not be counted against shares of Stock available for grant pursuant to the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares of Stock available for issuance under the Plan.

(c) Notwithstanding the provisions of Section 3.1(b), no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option that is to be granted (as opposed to those that were already granted) to fail to qualify as an incentive stock option under Section 422 of the Code.

(d) The maximum number of shares of Stock available for grant as Incentive Stock Options under the Plan shall not exceed the maximum limitation specified in Section 3.1(a).

3.2 Stock Distributed. Any shares of Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3 Limitation on Number of Shares and Values Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 14,700,000; the maximum amount that may be paid in cash during any calendar year with respect to any Performance-Based Award (including, without limitation, any Performance Bonus Award) shall be $1,000,000.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2 Participation. Subject to the provisions of the Plan, the Administrator may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

4.3 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

4.4 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

4.5 Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, or in order to comply with the requirements of any foreign securities exchange, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws or listing requirements of any such foreign securities exchange; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to the Plan as appendices); *provided, however*, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any such foreign securities exchange. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Code, the Exchange Act, the Securities Act, any other securities law or governing statute, the rules of the securities exchange or automated quotation system on which the Stock is listed, quoted or traded or any other applicable law.

ARTICLE 5

STOCK OPTIONS

5.1 General. The Administrator is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock subject to an Option shall be determined by the Administrator and set forth in the Award Agreement; *provided* that, the exercise price for any Option shall not be less than the Fair Market Value of a share of Stock on the date of grant.

(b) Time of Exercise. The Administrator shall determine the time or times at which an Option may be exercised in whole or in part. The Administrator shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Manner of Exercise. All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(i) A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Participant or other person then entitled to exercise the Option or such portion of the Option;

(ii) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations, the rules of any securities exchange or automated quotation system on which the shares of Stock are listed, quoted or traded or any other applicable law. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(iii) In the event that the Option shall be exercised pursuant to Section 10.3 by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Option, as determined in the sole discretion of the Administrator; and

(iv) Full payment of the exercise price and applicable withholding taxes to the stock administrator of the Company for the shares of Stock with respect to which the Option, or portion thereof, is exercised, in a manner permitted by Sections 10.1 and 10.2.

5.2 Incentive Stock Options. The terms of any Incentive Stock Options granted pursuant to the Plan must comply with the conditions and limitations contained in Section 13.2 and this Section 5.2.

(a) Eligibility. Incentive Stock Options may be granted only to employees (as defined in accordance with Section 3401(c) of the Code) of the Company or a Subsidiary which constitutes a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or a Parent which constitutes a "parent corporation" of the Company within the meaning of Section 424(e) of the Code.

(b) Exercise Price. The exercise price per share of Stock shall be set by the Administrator; *provided* that, subject to Section 5.2(e), the exercise price for any Incentive Stock Option shall not be less than 100% of the Fair Market Value on the date of grant.

(c) Expiration. Subject to Section 5.2(e), an Incentive Stock Option may not be exercised to any extent by anyone after the tenth anniversary of the date it is granted, unless an earlier time is set in the Award Agreement.

(d) Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(e) Ten Percent Owners. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company or any "subsidiary corporation" of the Company or "parent corporation" of the Company (each within the meaning of

Section 424 of the Code) only if such Option is granted at an exercise price per share that is not less than 110% of the Fair Market Value per share of the Stock on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(f) Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(g) Transferability; Right to Exercise. An Incentive Stock Option shall not be transferable by the Participant other than by will or by the laws of descent or distribution. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(h) Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 Substitution of Stock Appreciation Rights. Except as set forth in the Award Agreement, the Administrator may provide in the Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have to right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option, subject to the provisions of Section 7.2 hereof; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of shares of Stock for which such substituted Option would have been exercisable.

ARTICLE 6

RESTRICTED STOCK AWARDS

6.1 Grant of Restricted Stock. The Administrator is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. All Awards of Restricted Stock shall be evidenced by an Award Agreement.

6.2 Issuance and Restrictions. Restricted Stock shall be subject to such repurchase restrictions, forfeiture restrictions, restrictions on transferability and other restrictions as the Administrator may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Administrator determines at the time of the grant of the Award or thereafter.

6.3 Repurchase or Forfeiture. Except as otherwise determined by the Administrator at the time of the grant of the Award, upon Termination of Service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited or subject to repurchase by the Company (or its assignee) under such terms as the Administrator shall determine; *provided*, *however*, that the Administrator may (a) provide in any Award

Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of a Participant's Termination of Service under certain circumstances, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse or the Award Agreement may provide that the shares shall be held in escrow by an escrow agent designated by the Company.

ARTICLE 7

STOCK APPRECIATION RIGHTS

7.1 Grant of Stock Appreciation Rights. A Stock Appreciation Right may be granted to any Eligible Individual selected by the Administrator. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Administrator shall impose and shall be evidenced by an Award Agreement.

7.2 Stock Appreciation Rights.

(a) A Stock Appreciation Right shall have a term set by the Administrator. A Stock Appreciation Right shall be exercisable in such installments as the Administrator may determine. A Stock Appreciation Right shall cover such number of shares of Stock as the Administrator may determine. The exercise price per share of Stock subject to each Stock Appreciation Right shall be set by the Administrator; *provided, however*, that the Administrator in its sole and absolute discretion may provide that the Stock Appreciation Right may be exercised subsequent to a Termination of Service or following a Change in Control of the Company, or because of the Participant's retirement, death or Disability, or otherwise.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying (i) the amount (if any) by which the Fair Market Value of a share of Stock on the date of exercise of the Stock Appreciation Right exceeds the exercise price per share of the Stock Appreciation Right, by (ii) the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised, subject to any limitations the Administrator may impose.

7.3 Payment and Limitations on Exercise.

(a) Payment of the amounts determined under Section 7.2(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Administrator.

(b) To the extent any payment under Section 7.2(b) is effected in Stock, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8

OTHER TYPES OF AWARDS

8.1 Dividend Equivalents.

(a) Any Eligible Individual selected by the Administrator may be granted Dividend Equivalents based on the dividends on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator.

(b) Unless otherwise determined by the Administrator, Dividend Equivalents with respect to an Award with performance-based vesting that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Participant to the extent that the performance-based vesting conditions are satisfied and the Award vests.

(c) Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.

8.2 Stock Payments. Any Eligible Individual selected by the Administrator may receive Stock Payments in the manner determined from time to time by the Administrator. The number of shares of Stock or the number of options or other rights to purchase shares of Stock subject to a Stock Payment shall be determined by the Administrator and may be based upon the Performance Criteria or other specific performance goals determined appropriate by the Administrator.

8.3 Restricted Stock Units. The Administrator is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Eligible Individual to whom the Award is granted. On the maturity date, the Company shall, subject to Section 10.4(b), transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit that is vested and scheduled to be distributed on such date and not previously forfeited. The Administrator shall specify the purchase price, if any, to be paid by the Participant to the Company for such shares of Stock.

8.4 Other Stock-Based Awards. Any Eligible Individual selected by the Administrator may be granted one or more Awards that provide Participants with shares of Stock or the right to purchase shares of Stock or that have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator shall consider (among such other factors as it deems relevant in light of the specific type of Award) the contributions, responsibilities and other compensation of the particular Participant.

8.5 Performance Bonus Awards. Any Eligible Individual selected by the Administrator may be granted one or more Performance-Based Awards in the form of a cash bonus (a "Performance Bonus Award") payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. Any such Performance Bonus Award paid to a Covered Employee shall be based upon objectively determinable bonus formulas established in accordance with Article 9.

8.6 Term. Except as otherwise provided herein, the term of any Award of Dividend Equivalents, Stock Payments, Restricted Stock Units or Other Stock-Based Award shall be set by the Administrator in its discretion.

8.7 Exercise or Purchase Price. The Administrator may establish the exercise or purchase price, if any, of any Award of any Stock Payments, Restricted Stock Units or Other Stock-Based Awards; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

ARTICLE 9

PERFORMANCE-BASED AWARDS

9.1 Purpose. The purpose of this Article 9 is to provide the Administrator the ability to qualify Awards other than Options and Stock Appreciation Rights and that are granted pursuant to Articles 6 and 8 as Qualified Performance-Based Compensation. If the Administrator, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Article 6 or 8; *provided, however*, that the Administrator may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9 and are not intended to qualify as Qualified Performance-Based Compensation.

9.2 Applicability. This Article 9 shall apply only to those Covered Employees selected by the Administrator to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered

Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3 Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Article 6 or 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Administrator shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Administrator shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Administrator shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Administrator may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4 Payment of Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Parent or Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

9.5 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10

PROVISIONS APPLICABLE TO AWARDS

10.1 Payment. The Administrator shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) shares of Stock (including, in the case of payment of the exercise price of an Award, shares of Stock issuable pursuant to the exercise of the Award) or shares of Stock held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; *provided*, that payment of such proceeds is then made to the Company upon settlement of such sale, or (d) other form of legal consideration acceptable to the Administrator. The Administrator shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

10.2 Tax Withholding. The Company or any Parent or Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement elect to have the Company or any Parent or Subsidiary, as applicable, withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld (or allow the Participant to make such an election). Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Administrator) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares of Stock which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall determine the fair market value of the Stock, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of shares of Stock to pay the exercise price or any tax withholding obligation.

10.3 Transferability of Awards.

(a) Except as otherwise provided in Section 10.3(b):

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(ii) No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence; and

(iii) During the lifetime of the Participant, only the Participant may exercise an Award (or any portion thereof) granted to him under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by his personal representative or by any person empowered to do so under the deceased Participant's will or under the then-applicable laws of descent and distribution.

(b) Notwithstanding Section 10.3(a), the Administrator, in its sole discretion, may determine to permit a Participant to transfer an Award other than an Incentive Stock Option to any one or more Permitted Transferees, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award); and (iii) the Participant and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal, state and foreign securities laws and (C) evidence the transfer.

(c) Notwithstanding Section 10.3(a), a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Participant, except to the extent the Plan, the Program and the Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written or electronic consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator prior to the Participant's death.

10.4 Stock Certificates; Book Entry Procedures.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.5 Paperless Administration. In the event that the Company establishes for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

10.6 Forfeiture Provisions. Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in the terms of Awards made under the Plan, or to require a Participant to agree by separate written or electronic instrument, that: (a)(i) any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt or exercise of the Award, or upon the receipt or resale of any shares of Stock underlying the Award, must be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (b)(i) a Termination of Service occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (ii) the Participant at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (iii) the Participant incurs a Termination of Service for Misconduct.

ARTICLE 11

CHANGES IN CAPITAL STRUCTURE

11.1 Adjustments.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, distribution of Company assets to stockholders (other than normal cash dividends), or any other corporate event affecting the Stock or the share price of the Stock other than an Equity Restructuring, the Administrator may make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such changes with respect to (i) the aggregate number and type of shares of Stock that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (ii) the number and kind of shares of Stock (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

(b) In the event of any transaction or event described in Section 11.1(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Change in Control), or of changes in applicable laws, regulations or accounting principles, the Administrator, in its sole discretion and on such terms and conditions as it deems appropriate, either by amendment of the terms of any outstanding Awards or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been received upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1(b) the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion with substantially similar economic value;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Restricted Stock Unit Awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be proportionately adjusted. The adjustments provided under this Section 11.1(c)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) The Administrator shall make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3).

11.2 Acceleration Upon a Change in Control. Notwithstanding Section 11.1, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company, a Parent, a Subsidiary, or other Company affiliate and a Participant, if a Change in Control occurs and a Participant's Awards are not continued, converted, assumed, or replaced by (i) the Company or a Parent or Subsidiary of the Company, or (ii) a Successor Entity, then immediately prior to the Change in Control such Awards shall become fully exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Administrator may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Administrator, in its sole and absolute discretion, shall determine.

11.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

11.4 Restrictions on Exercise. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock including any Equity Restructuring, for reasons of administrative convenience, the Company in its sole discretion may refuse to permit the exercise of any Award during a period of 30 days prior to the consummation of any such transaction.

ARTICLE 12

ADMINISTRATION

12.1 Administrator. Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the full Board. The term "Administrator" as used in this Plan shall apply to any person or persons who at the time have the authority to administer the Plan. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Notwithstanding the foregoing, however, a Committee of the Board shall administer the Plan and such committee shall consist solely of two or more members of the Board each of whom is a Non-Employee Director, and with respect to awards that are intended to be Performance-Based Awards, an "outside director" within the meaning of Section 162(m) of the Code; *provided* that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "Administrator" as used in this Plan shall be deemed to refer to the Board and (b) the Board or the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. In addition, in its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which are required to be determined in the sole discretion of the Committee under Rule 16b-3 of the Exchange Act or Section 162(m) of the Code, or any regulations or rules issued thereunder. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

12.2 Action by the Administrator. Unless otherwise established by the Board or in any charter of the Company or the Committee, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or of any Parent or Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company or any Parent or Subsidiary to assist in the administration of the Plan.

12.3 Authority of Administrator. Subject to any specific designation in the Plan, the Administrator has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines; *provided, however*, that the Administrator shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

12.4 Decisions Binding. The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

12.5 Delegation of Authority. To the extent permitted by applicable law, the Board or the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) Employees who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee specifies at the time of such delegation, and the Board or the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Board or the Committee.

12.6 Amendment or Exchange of Awards. In no event, however, shall the Administrator have the right, without stockholder approval, to (a) lower the exercise or grant price of an Option or Stock Appreciation Right after it is granted, except in connection with adjustments provided in Section 11; (b) take any other action that is treated as a repricing under generally accepted accounting principles; or (c) cancel an Option or Stock Appreciation Right at a time when its exercise or grant price exceeds the Fair Market Value of the Stock, in exchange for another Option, Restricted Stock, or other equity award, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction.

ARTICLE 13

EFFECTIVE AND EXPIRATION DATE

13.1 Effective Date. The Plan is effective as of the day on which it is approved by the Board (the "Effective Date").

13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date (the "Expiration Date"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

13.3 Approval of Plan by Stockholders. The Plan will be submitted for the approval of the Company's stockholders within twelve (12) months after the date of the Board's initial adoption of the Plan. Awards may be granted or awarded prior to such stockholder approval; provided that such Awards shall not be exercisable nor shall such Awards vest prior to the time when the Plan is approved by the stockholders; and, *provided, further*, that if such approval has not been obtained at the end of said twelve-month period, all Awards previously granted or awarded under the Plan shall thereupon be canceled and become null and void. In addition, if the Board determines that Awards other than Options and Stock Appreciation Rights which may be granted to Covered Employees should continue to be eligible to qualify as performance-based compensation under Section 162(m)(4)(C) of the Code, the Performance Criteria must be disclosed to and approved by the Company's stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the Company's stockholders previously approved by the Plan.

ARTICLE 14

AMENDMENT, MODIFICATION, AND TERMINATION

14.1 Amendment, Modification, And Termination. With the approval of the Board, at any time and from time to time, the Board may terminate, amend or modify the Plan; *provided, however*, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval shall be required for any amendment to the Plan that increases the number of shares of Stock available under the Plan.

14.2 Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15

GENERAL PROVISIONS

15.1 No Rights to Awards. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

15.2 No Stockholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

15.3 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Parent or Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Parent or Subsidiary.

15.4 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Parent or Subsidiary.

15.5 Indemnification. To the extent allowable pursuant to applicable law, each member of the Administrator or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.6 Relationship to Other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Parent or Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder. The selection of an Eligible Individual as a Participant shall neither entitle such Eligible Individual to, nor disqualify such Eligible Individual from, participation in any other incentive plan of the Company or any Subsidiary.

15.7 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

15.8 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.9 Fractional Shares. No fractional shares of Stock shall be issued and the Administrator shall determine, in its discretion, whether cash shall be given in lieu of fractional shares of Stock or whether such fractional shares of Stock shall be eliminated by rounding up or down as appropriate.

15.10 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.11 Government and Other Regulations. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act any of the shares of Stock paid pursuant to the Plan. If the shares of Stock paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such shares of Stock in such manner as it deems advisable to ensure the availability of any such exemption.

15.12 Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code.

To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the adoption of the Plan. Notwithstanding any provision of the Plan to the contrary, in the event that following the adoption of the Plan the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the adoption of the Plan), the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.

15.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of California, without regard to the conflicts of law principles thereof.

APPENDIX D

IMAGE ENTERTAINMENT, INC.

2011 EQUITY INCENTIVE PLAN

SECTION 1. PURPOSE

The purpose of the Image Entertainment, Inc. 2011 Equity Incentive Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its Related Companies by providing them with the opportunity to acquire a proprietary interest in the Company and to align their interests and efforts to the long-term interests of the Company's stockholders.

SECTION 2. DEFINITIONS

Certain capitalized terms used in the Plan have the meanings set forth in Appendix A.

SECTION 3. ADMINISTRATION

3.1 Administration of the Plan

(a) The Plan shall be administered by the Board or the Compensation Committee, which shall be composed of two or more directors, each of whom is a "non-employee director" within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act, or any successor definition adopted by the Securities and Exchange Commission, and an "outside director" within the meaning of Section 162(m) of the Code, or any successor provision thereto.

(b) Notwithstanding the foregoing and to the extent consistent with applicable law, the Board or the Compensation Committee may delegate concurrent responsibility for administering the Plan, including with respect to designated classes of Eligible Persons, to different committees consisting of one or more members of the Board, subject to such limitations as the Board deems appropriate, except that no such committee shall have or obtain authority to grant Awards to Participants who are subject to Section 16 of the Exchange Act or to grant Awards pursuant to Section 16 of the Plan. To the extent consistent with applicable law, the Board or the Compensation Committee may authorize one or more officers of the Company to grant Awards to designated classes of Eligible Persons, within limits specifically prescribed by the Board or the Compensation Committee; provided, however, that no such officer shall have or obtain authority to grant Awards to himself or herself or to any person subject to Section 16 of the Exchange Act.

(c) Members of any committee shall serve for such term as the Board or the Compensation Committee may determine, subject to removal by the Board or the Compensation Committee at any time. All references in the Plan to the "***Plan Administrator***" shall be, as applicable, to the Board, the Compensation Committee or any other committee or officer to whom authority to administer the Plan has been delegated.

3.2 Administration and Interpretation by Plan Administrator

(a) Except for the terms and conditions explicitly set forth in the Plan and to the extent permitted by applicable law, the Plan Administrator shall have full power and exclusive authority, subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board or a committee composed of members of the Board, to (i) select the Eligible Persons to whom Awards may from time to time be granted under the Plan; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of shares of Common Stock to be covered by each Award granted under the Plan; (iv) determine the terms and conditions of any Award granted under the Plan; (v) approve the forms of notice or agreement for use under the Plan; (vi) determine whether, to what extent and under what circumstances Awards may be settled in cash, shares of Common Stock or other property, or may be canceled or suspended; (vii) interpret and administer the Plan and any instrument evidencing an Award, notice or agreement executed or entered into under the Plan; (viii) establish such rules and regulations as it shall deem appropriate for the proper administration of the Plan; (ix) delegate ministerial duties to such of the Company's employees as it so determines; and (x) make any other determination and take any other action that the Plan Administrator deems necessary or desirable for administration of the Plan.

(b) In no event, however, shall the Plan Administrator have the right, without stockholder approval, to (i) lower the exercise or grant price of an Option or SAR after it is granted, except in connection with adjustments provided in Section 15; (ii) take any other action that is treated as a repricing under generally accepted accounting principles; or (iii) cancel an Option or SAR at a time when its exercise or grant price exceeds the Fair Market Value of the Common Stock, in exchange for another Option, restricted stock, or other equity award, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction.

(c) The effect on the vesting of an Award of an approved leave of absence or a Participant's reduction in hours of employment or service shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors or executive officers, by the Plan Administrator, whose determination shall be final.

(d) Decisions of the Plan Administrator shall be final, conclusive and binding on all persons, including the Company, any Participant, any stockholder and any Eligible Person. A majority of the members of the Plan Administrator may determine its actions.

SECTION 4. SHARES SUBJECT TO THE PLAN

4.1 Authorized Number of Shares

Subject to adjustment from time to time as provided in Section 15.1, a maximum of 20,000,000 shares of Common Stock shall be available for issuance under the Plan.

Shares issued under the Plan shall be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company as treasury shares.

4.2 Share Usage

(a) Shares of Common Stock covered by an Award shall not be counted as used unless and until they are actually issued and delivered to a Participant. If any Award lapses, expires, terminates or is canceled prior to the issuance of shares thereunder, or if shares of Common Stock are issued under the Plan to a Participant and thereafter are forfeited to or otherwise reacquired by the Company, the shares subject to such Awards and the forfeited or reacquired shares shall again be available for issuance under the Plan. Any shares of Common Stock (i) tendered by a Participant or retained by the Company as full or partial payment to the Company for the purchase price of an Award or to satisfy tax withholding obligations in connection with an Award or (ii) covered by an Award that is settled in cash, or in a manner such that some or all of the shares of Common Stock covered by the Award are not issued, shall be available for Awards under the Plan. The number of shares of Common Stock available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional shares of Common Stock or credited as additional shares of Common Stock subject to or paid with respect to an Award.

(b) The Plan Administrator shall also, without limitation, have the authority to grant Awards as an alternative to or as the form of payment for grants or rights earned or due under other compensation plans or arrangements of the Company.

(c) Notwithstanding any other provision of the Plan to the contrary, the Plan Administrator may grant Substitute Awards under the Plan. Substitute Awards shall not reduce the number of shares authorized for issuance under the Plan. In the event that an Acquired Entity has shares available for awards or grants under one or more preexisting plans not adopted in contemplation of such acquisition or combination, then, to the extent determined by the Plan Administrator, the shares available for grant pursuant to the terms of such preexisting plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to holders of common stock of the entities that are parties to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of such preexisting plans, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company or a Related Company prior to such acquisition or combination. In the event that a written agreement between the Company and an Acquired Entity pursuant to which a merger or consolidation is completed is approved by the Board and that agreement sets forth the terms and conditions of the substitution for or assumption of outstanding awards of the Acquired Entity, those terms and conditions shall be deemed to be the action of the Plan Administrator without any further action by the Plan Administrator, except as may be required for compliance with Rule 16b-3 under the Exchange Act, and the persons holding such awards shall be deemed to be Participants.

(d) Notwithstanding any other provision in this Section 4.2 to the contrary, the maximum number of shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate maximum share number stated in Section 4.1, subject to adjustment as provided in Section 15.1.

SECTION 5. ELIGIBILITY

An Award may be granted to any employee, officer or director of the Company or a Related Company whom the Plan Administrator from time to time selects. An Award may also be granted to any consultant, agent, advisor or independent contractor for bona fide services rendered to the Company or any Related Company that (a) are not in connection with the offer and sale of the Company's securities in a capital-raising transaction and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

SECTION 6. AWARDS

6.1 Form, Grant and Settlement of Awards

The Plan Administrator shall have the authority, in its sole discretion, to determine the type or types of Awards to be granted under the Plan. Such Awards may be granted either alone or in addition to or in tandem with any other type of Award. Any Award settlement may be subject to such conditions, restrictions and contingencies as the Plan Administrator shall determine.

6.2 Evidence of Awards

Awards granted under the Plan shall be evidenced by a written, including an electronic, instrument that shall contain such terms, conditions, limitations and restrictions as the Plan Administrator shall deem advisable and that are not inconsistent with the Plan.

6.3 Dividends and Distributions

Participants may, if the Plan Administrator so determines, be credited with dividends paid with respect to shares of Common Stock underlying an Award in a manner determined by the Plan Administrator in its sole discretion. The Plan Administrator may apply any restrictions to the dividends or dividend equivalents that the Plan Administrator deems appropriate. The Plan Administrator, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares of Common Stock, Restricted Stock Awards or Stock Units. Notwithstanding the foregoing, the right to any dividends or dividend equivalents declared and paid on the number of shares underlying an Option or a Stock Appreciation Right may not be contingent, directly or indirectly, on the exercise of the Option or Stock Appreciation Right, and must comply with or qualify for an exemption under Section 409A. Also notwithstanding the foregoing, the right to any dividends or dividend equivalents declared and paid on Restricted Stock Awards must (a) be paid at the same time they are paid to other stockholders and (b) comply with or qualify for an exemption under Section 409A.

SECTION 7. OPTIONS

7.1 Grant of Options

The Plan Administrator may grant Options designated as Incentive Stock Options or Nonqualified Stock Options.

7.2 Option Exercise Price

Options shall be granted with an exercise price per share not less than 100% of the Fair Market Value of the Common Stock on the Grant Date (and not less than the minimum exercise price required by Section 422 of the Code with respect to Incentive Stock Options), except in the case of Substitute Awards.

7.3 Term of Options

Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of an Option (the "***Option Term***") shall be ten years from the Grant Date. For Incentive Stock Options, the Option Term shall be as specified in Section 8.4.

7.4 Exercise of Options

The Plan Administrator shall establish and set forth in each instrument that evidences an Option the time at which, or the installments in which, the Option shall vest and become exercisable, any of which provisions may be waived or modified by the Plan Administrator at any time.

If not otherwise established in the instrument evidencing the Option, the Option shall vest and become exercisable according to the following schedule, which may be waived or modified by the Plan Administrator at any time:

Period of Participant's Continuous Employment or Service With the Company or Its Related Companies From the Vesting Commencement Date	**Portion of Total Option That Is Vested and Exercisable**
After three months	1/12th
Each additional three-month period of continuous service completed thereafter	An additional 1/12th
After three years	100%

To the extent an Option has vested and become exercisable, the Option may be exercised in whole or from time to time in part by delivery to or as directed or approved by the Company of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the Company, setting forth the number of shares with respect to which the Option is being exercised, the restrictions imposed on the shares purchased under such exercise agreement or notice, if any, and such representations and agreements as may be required by the Plan Administrator, accompanied by payment in full as described in Section 7.5. An Option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the Plan Administrator.

7.5 Payment of Exercise Price

The exercise price for shares purchased under an Option shall be paid in full to the Company by delivery of consideration equal to the product of the Option exercise price and the number of shares purchased. Such consideration must be paid before the Company will issue the shares being purchased and must be in a form or a combination of forms acceptable to the Plan Administrator for that purchase, which forms may include:

(a) cash;

(b) check or wire transfer;

(c) having the Company withhold shares of Common Stock that would otherwise be issued on exercise of the Option that have an aggregate Fair Market Value equal to the aggregate exercise price of the shares being purchased under the Option;

(d) tendering (either actually or, if and so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, by attestation) shares of Common Stock owned by the Participant that have an aggregate Fair Market Value equal to the aggregate exercise price of the shares being purchased under the Option;

(e) if and so long as the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, and to the extent permitted by law, delivery of a properly executed exercise agreement or notice, together with irrevocable instructions to a brokerage firm designated or approved by the Company to deliver promptly to the Company the aggregate amount of proceeds needed to pay the Option exercise price and any tax withholding obligations that may arise in connection with the exercise, all in accordance with the regulations of the Federal Reserve Board; or

(f) such other consideration as the Plan Administrator may permit.

7.6 Effect of Termination of Service

The Plan Administrator shall establish and set forth in each instrument that evidences an Option whether the Option shall continue to be exercisable, and the terms and conditions of such exercise, after a Termination of Service, any of which provisions may be waived or modified by the Plan Administrator at any time. If not otherwise established in the instrument evidencing the Option, the Option shall be exercisable according to the following terms and conditions, which may be waived or modified by the Plan Administrator at any time:

(a) Any portion of an Option that is not vested and exercisable on the date of a Participant's Termination of Service shall expire on such date.

(b) Any portion of an Option that is vested and exercisable on the date of a Participant's Termination of Service shall expire on the earliest to occur of:

(i) if the Participant's Termination of Service occurs for reasons other than Cause, Retirement, Disability or death, the date that is three months after such Termination of Service;

(ii) if the Participant's Termination of Service occurs by reason of Retirement, Disability or death, the one-year anniversary of such Termination of Service; and

(iii) the Option Expiration Date.

Notwithstanding the foregoing, if a Participant dies after his or her Termination of Service but while an Option is otherwise exercisable, the portion of the Option that is vested and exercisable on the date of such Termination of Service shall expire upon the earlier to occur of (y) the Option Expiration Date and (z) the one-year anniversary of the date of death, unless the Plan Administrator determines otherwise.

Also notwithstanding the foregoing, in case a Participant's Termination of Service occurs for Cause, all Options granted to the Participant shall automatically expire upon first notification to the Participant of such termination, unless the Plan Administrator determines otherwise. If a Participant's employment or service relationship with the Company is suspended pending an investigation of whether the Participant shall be terminated for Cause, all the Participant's rights under any Option shall likewise be suspended during the period of investigation. If any facts that would constitute termination for Cause are discovered after a Participant's Termination of Service, any Option then held by the Participant may be immediately terminated by the Plan Administrator, in its sole discretion.

SECTION 8. INCENTIVE STOCK OPTION LIMITATIONS

Notwithstanding any other provision of the Plan to the contrary, the terms and conditions of any Incentive Stock Options shall in addition comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations, including, to the extent required thereunder, the following:

8.1 Dollar Limitation

To the extent the aggregate Fair Market Value (determined as of the Grant Date) of Common Stock with respect to which a Participant's Incentive Stock Options become exercisable for the first time during any calendar year (under the Plan and all other stock option plans of the Company and its parent and subsidiary corporations) exceeds $100,000, such portion in excess of $100,000 shall be treated as a Nonqualified Stock Option. In the event the Participant holds two or more such Options that become exercisable for the first time in the same calendar year, such limitation shall be applied on the basis of the order in which such Options are granted.

8.2 Eligible Employees

Individuals who are not employees of the Company or one of its parent or subsidiary corporations on the Grant Date may not be granted Incentive Stock Options.

8.3 Exercise Price

Incentive Stock Options shall be granted with an exercise price per share not less than 100% of the Fair Market Value of the Common Stock on the Grant Date, and in the case of an Incentive Stock Option granted to a Participant who owns more than 10% of the total combined voting power of all classes of the stock of the Company or of its parent or subsidiary corporations (a "***Ten Percent Stockholder***"), shall be granted with an exercise price per share not less than 110% of the Fair Market Value of the Common Stock on the Grant Date. The determination of more than 10% ownership shall be made in accordance with Section 422 of the Code.

8.4 Option Term

Subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option, the maximum term of an Incentive Stock Option shall not exceed ten years, and in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, shall not exceed five years.

8.5 Exercisability

An Option designated as an Incentive Stock Option shall cease to qualify for favorable tax treatment as an Incentive Stock Option to the extent it is exercised (if permitted by the terms of the Option) (a) more than three months after the date of a Participant's termination of employment if termination was for reasons other than death or disability, (b) more than one year after the date of a Participant's termination of employment if termination was by reason of disability, or (c) more than six months following the first day of a Participant's leave of absence that exceeds three months, unless the Participant's reemployment rights are guaranteed by statute or contract.

8.6 Taxation of Incentive Stock Options

In order to obtain certain tax benefits afforded to Incentive Stock Options under Section 422 of the Code, the Participant must hold the shares acquired upon the exercise of an Incentive Stock Option for two years after the Grant Date and one year after the date of exercise.

A Participant may be subject to the alternative minimum tax at the time of exercise of an Incentive Stock Option. The Participant shall give the Company prompt notice of any disposition of shares acquired on the exercise of an Incentive Stock Option prior to the expiration of such holding periods.

8.7 Code Definitions

For the purposes of this Section 8, "disability," "parent corporation" and "subsidiary corporation" shall have the meanings attributed to those terms for purposes of Section 422 of the Code.

SECTION 9. STOCK APPRECIATION RIGHTS

9.1 Grant of Stock Appreciation Rights

The Plan Administrator may grant Stock Appreciation Rights to Participants at any time on such terms and conditions as the Plan Administrator shall determine in its sole discretion. An SAR may be granted in tandem with an Option (a "tandem SAR") or alone (a "freestanding SAR"). The grant price of a tandem SAR shall be equal to the exercise price of the related Option. The grant price of a freestanding SAR shall be established in accordance with the procedures for Options set forth in Section 7.2. An SAR may be exercised upon such terms and conditions and for the term as the Plan Administrator determines in its sole discretion; provided, however, that, subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the SAR, the maximum term of a freestanding SAR shall be ten years, and in the case of a tandem SAR, (a) the term shall not exceed the term of the related Option and (b) the tandem SAR may be exercised for all or part of the shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option, except that the tandem SAR may be exercised only with respect to the shares for which its related Option is then exercisable.

9.2 Payment of SAR Amount

Upon the exercise of an SAR, a Participant shall be entitled to receive payment in an amount determined by multiplying (a) the difference between the Fair Market Value of the Common Stock on the date of exercise over the grant price of the SAR by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Plan Administrator as set forth in the instrument evidencing the Award, the payment upon exercise of an SAR may be in cash, in shares, in some combination thereof or in any other manner approved by the Plan Administrator in its sole discretion.

9.3 Waiver of Restrictions

The Plan Administrator, in its sole discretion, may waive any other terms, conditions or restrictions on any SAR under such circumstances and subject to such terms and conditions as the Plan Administrator shall deem appropriate.

SECTION 10. STOCK AWARDS, RESTRICTED STOCK AWARDS AND STOCK UNITS

10.1 Grant of Stock Awards, Restricted Stock Awards and Stock Units

The Plan Administrator may grant Stock Awards, Restricted Stock Awards and Stock Units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with the Company or a Related Company or the achievement of any performance goals, as the Plan Administrator shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the Award.

10.2 Vesting of Restricted Stock Awards and Stock Units

Upon the satisfaction of any terms, conditions and restrictions prescribed with respect to Restricted Stock Awards or Stock Units, or upon a Participant's release from any terms, conditions and restrictions on Restricted Stock Awards or Stock Units, as determined by the Plan Administrator, (a) the shares covered by each Restricted Stock Award shall become freely transferable by the Participant, subject to compliance with applicable securities laws, and (b) Stock Units shall be paid in shares of Common Stock or, if set forth in the instrument evidencing the Awards, in cash or a combination of cash and shares of Common Stock. Any fractional shares subject to such Awards shall be paid to the Participant in cash.

10.3 Waiver of Restrictions

The Plan Administrator, in its sole discretion, may waive the repurchase or forfeiture period and any other terms, conditions or restrictions on any Restricted Stock Award or Stock Unit under such circumstances and subject to such terms and conditions as the Plan Administrator shall deem appropriate.

SECTION 11. PERFORMANCE AWARDS

11.1 Performance Shares

The Plan Administrator may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares shall consist of a unit valued by reference to a designated number of shares of Common Stock, the value of which may be paid to the Participant by delivery of shares of Common Stock or, if set forth in the instrument evidencing the Award, of such property as the Plan Administrator shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Plan Administrator, and other terms and conditions specified by the Plan Administrator. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Plan Administrator shall determine in its sole discretion.

11.2 Performance Units

The Plan Administrator may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units shall consist of a unit valued by reference to a designated amount of property other than shares of Common Stock, which value may be paid to the Participant by delivery of such property as the Plan Administrator shall determine, including, without limitation, cash, shares of Common Stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the Plan Administrator, and other terms and conditions specified by the Plan Administrator. The amount to be paid under an Award of Performance Units may be adjusted on the basis of such further consideration as the Plan Administrator shall determine in its sole discretion.

SECTION 12. OTHER STOCK OR CASH-BASED AWARDS

Subject to the terms of the Plan and such other terms and conditions as the Plan Administrator deems appropriate, the Plan Administrator may grant other incentives payable in cash or in shares of Common Stock under the Plan.

SECTION 13. WITHHOLDING

The Company may require the Participant to pay to the Company the amount of (a) any taxes that the Company is required by applicable federal, state, local or foreign law to withhold with respect to the grant, vesting or exercise of an Award ("tax withholding obligations") and (b) any amounts due from the Participant to the Company or to any Related Company ("other obligations"). Notwithstanding any other provision of the Plan to the contrary, the Company shall not be required to issue any shares of Common Stock or otherwise settle an Award under the Plan until such tax withholding obligations and other obligations are satisfied.

The Plan Administrator, in its sole discretion, may permit or require a Participant to satisfy all or part of the Participant's tax withholding obligations and other obligations by (i) paying cash to the Company, (ii) having the Company withhold an amount from any cash amounts otherwise due or to become due from the Company to the Participant, (iii) having the Company withhold a number of shares of Common Stock that would otherwise be issued to the Participant (or become vested, in the case of Restricted Stock Awards) having a Fair Market Value equal to the tax withholding obligations and other obligations, (iv) surrendering a number of shares of Common Stock that the Participant already owns having a value equal to the tax withholding obligations and other obligations, or (v) taking such other action as may be necessary in the opinion of the Plan Administrator to satisfy any applicable tax withholding obligations. The value of the shares so withheld or surrendered may not exceed the employer's minimum required tax withholding rate.

SECTION 14. ASSIGNABILITY

No Award or interest in an Award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a Participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the Participant designates one or more beneficiaries on a Company-approved form who may exercise the Award or receive payment under the Award after the Participant's death. During a Participant's lifetime, an Award may be exercised only by the Participant. Notwithstanding the foregoing and to the extent permitted by Section 422 of the Code, the Plan Administrator, in its sole discretion, may permit a Participant to assign or transfer an Award subject to such terms and conditions as the Plan Administrator shall specify.

SECTION 15. ADJUSTMENTS

15.1 Adjustment of Shares

(a) In the event, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company's corporate or capital structure results in (i) the outstanding shares of Common Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Company or (ii) new, different or additional securities of the Company or any other company being received by the holders of shares of Common Stock, then the Plan Administrator shall make proportional adjustments in (A) the maximum number and kind of securities available for issuance under the Plan; (B) the maximum number and kind of securities issuable as Incentive Stock Options as set forth in Section 4.2(d); (C) the maximum number and kind of securities set forth in Section 16.3; and (D) the number and kind of securities that are subject to any outstanding Award and the per share price of such securities, without any change in the aggregate price to be paid therefor. The determination by the Plan Administrator as to the terms of any of the foregoing adjustments shall be conclusive and binding.

(b) Notwithstanding the foregoing, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services rendered, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, outstanding Awards. Also notwithstanding the foregoing, a dissolution or liquidation of the Company or a Change of Control shall not be governed by this Section 15.1 but shall be governed by Sections 15.2 and 15.3, respectively.

15.2 Dissolution or Liquidation

To the extent not previously exercised or settled, and unless otherwise determined by the Plan Administrator in its sole discretion, Awards shall terminate immediately prior to the dissolution or liquidation of the Company. To the extent a vesting condition, forfeiture provision or repurchase right applicable to an Award has not been waived by the Plan Administrator, the Award shall be forfeited immediately prior to the consummation of the dissolution or liquidation.

15.3 Change of Control

Notwithstanding any other provision of the Plan to the contrary, unless the Plan Administrator determines otherwise in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, in the event of a Change of Control:

(a) If and to the extent outstanding Awards are not converted, assumed, substituted for or replaced by the Successor Company, such Awards, other than Performance Shares and Performance Units, shall become fully vested and exercisable, and all applicable restrictions or forfeiture provisions shall lapse, immediately prior to the Change of Control, and such Awards shall then terminate at the effective time of the Change of Control. If and to the extent Awards are converted, assumed, substituted for or replaced by the Successor Company, the vesting restrictions and all applicable restrictions or forfeiture provisions for Awards shall not be accelerated or lapse, and all such vesting restrictions and applicable restrictions or forfeiture provisions shall continue with respect to any securities of the Successor Company or other consideration that may be received with respect to such Awards.

For the purposes of this Section 15.3(a), an Award shall be considered converted, assumed, substituted for or replaced by the Successor Company if following the Change of Control the option or right confers the right to purchase or receive, for each share of Common Stock subject to the Award immediately prior to the Change of Control, the consideration (whether stock, cash or other securities or property) received in the Change of Control by holders of Common Stock for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Change of Control is not solely common stock of the Successor Company, the Plan Administrator may, with the consent of the Successor Company, provide for the consideration to be received pursuant to the Award, for each share of Common Stock subject thereto, to be solely common stock of the Successor Company substantially equal in fair market value to the per share consideration received by holders of Common Stock in the Change of Control. The determination of such substantial equality of value of consideration shall be made by the Plan Administrator, and its determination shall be conclusive and binding.

(b) All Performance Shares or Performance Units earned and outstanding as of the date the Change of Control is determined to have occurred and for which the payout level has been determined shall be payable in full in accordance with the payout schedule pursuant to the instrument evidencing the Award. Any remaining Performance Shares or Performance Units (including any applicable Performance Period) for which the payout level has not been determined shall be prorated at the target payout level up to and including the date of such Change of Control and shall be payable in full at the target level in accordance with the payout schedule pursuant to the instrument evidencing the Award. Any existing deferrals or other restrictions not waived by the Plan Administrator in its sole discretion shall remain in effect.

(c) Notwithstanding the foregoing, the Plan Administrator, in its sole discretion, may instead provide in the event of a Change of Control that a Participant's outstanding Awards shall terminate upon or immediately prior to such Change of Control and that such Participant shall receive, in exchange therefor, a cash payment equal to the amount (if any) by which (x) the value of the per share consideration received by holders of Common Stock in the Change of Control, or, in the event the Change of Control does not result in direct receipt of consideration by holders of Common Stock, the value of the deemed per share consideration received, in each case as determined by the Plan Administrator in its sole discretion, multiplied by the number of shares of Common Stock subject to such outstanding Awards (to the extent then vested and exercisable, or subject to restrictions and/or forfeiture provisions, or whether or not then vested and exercisable, or subject to restrictions and/or forfeiture provisions, as determined by the Plan Administrator in its sole discretion) exceeds (y) if applicable, the respective aggregate exercise, grant or purchase price with respect to shares of Common Stock subject to such Awards.

(d) For the avoidance of doubt, nothing in this Section 15.3 requires that all Awards be treated similarly.

15.4 Further Adjustment of Awards

Subject to Sections 15.2 and 15.3, the Plan Administrator shall have the discretion, exercisable at any time before a sale, merger, consolidation, reorganization, liquidation, dissolution or change of control of the Company, as defined by the Plan Administrator, to take such further action as it determines to be necessary or advisable with respect to Awards. Such authorized action may include (but shall not be limited to) establishing, amending or waiving the type, terms, conditions or duration of, or restrictions on, Awards so as to provide for earlier, later, extended or additional time for exercise, lifting restrictions and other modifications, and the Plan Administrator may take such actions with respect to all Participants, to certain categories of Participants or only to individual Participants. The Plan Administrator may take such action before or after granting Awards to which the action relates and before or after any public announcement with respect to such sale, merger, consolidation, reorganization, liquidation, dissolution or change of control that is the reason for such action.

15.5 No Limitations

The grant of Awards shall in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

15.6 Fractional Shares

In the event of any adjustment in the number of shares covered by any Award, each such Award shall cover only the number of full shares resulting from such adjustment.

15.7 Section 409A

Subject to Section 18.5, but notwithstanding any other provision of the Plan to the contrary, (a) any adjustments made pursuant to this Section 15 to Awards that are considered "deferred compensation" within the meaning of Section 409A shall be made in compliance with the requirements of Section 409A and (b) any adjustments made pursuant to this Section 15 to Awards that are not considered "deferred compensation" subject to Section 409A shall be made in such a manner as to ensure that after such adjustment the Awards either (i) continue not to be subject to Section 409A or (ii) comply with the requirements of Section 409A.

SECTION 16. CODE SECTION 162(m) PROVISIONS

Notwithstanding any other provision of the Plan to the contrary, if the Compensation Committee determines, at the time Awards are granted to a Participant who is, or is likely to be as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Compensation Committee may provide that this Section 16 is applicable to all or any portion of such Award. With respect to each such Award, subject to Section 16.1, the Compensation Committee shall establish, in writing, that the payment, settlement or vesting, as applicable, pursuant to the Award shall be conditioned on the attainment for the specified Performance Period of specified performance targets related to designated performance goals for such period selected by the Compensation Committee from among the Performance Criteria specified in Section 16.1. Such performance goals shall be set by the Compensation Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

16.1 Performance Criteria

(a) If an Award is subject to this Section 16, then the lapsing of restrictions thereon and the distribution of cash, shares of Common Stock or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Compensation Committee, which shall be based on the attainment of specified levels of one of or any combination of the following "performance criteria" for the Company as a whole or any business unit of the Company, as reported or calculated by the Company: (i) cash flows (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); (ii) net earnings (either before or after one or more of the following: interest, taxes, depreciation and amortization); (iii) gross or net sales or revenue; (iv) working capital; (v) earnings per share; (vi) book value per share; (vii) operating income (including or excluding depreciation, amortization, extraordinary items, restructuring charges or other expenses); (viii) gross or net profit or operating margin; (ix) operating earnings or profit; (x) return on assets; (xi) return on equity; (xii) return on sales; (xiii) debt reduction; (xiv) debt plus equity; (xv) market or economic value added; (xvi) stock price appreciation; (xvii) total stockholder return; (xviii) stockholders' equity; (xix) implementation or completion of critical projects; (xx) comparisons with various stock market indices; (xxi) cost control; (xxii) strategic initiatives; (xxiii) financing and other capital raising transactions; (xxiv) market share; (xxv) net income (either before or after taxes); (xxvi) adjusted net income; (xxvii) return on capital; (xxviii) improvements in capital structure; or (xxix) customer satisfaction, employee satisfaction, services performance, subscriber, cash management or asset management metrics (together, the "***Performance Criteria***").

(b) Such performance goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable affiliate or business unit of the Company) under one or more of the Performance Criteria described above relative to the performance of other corporations.

(c) The Compensation Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in the Company's annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) foreign exchange gains and losses; and (viii) gains and losses on asset sales. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that satisfies the requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

16.2 Compensation Committee Certification; Adjustment of Awards

(a) After the completion of each Performance Period, the Compensation Committee shall certify the extent to which any performance goal established under this Section 16 has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting, as applicable, of any Award subject to this Section 16.

(b) Notwithstanding any provision of the Plan other than Section 15, with respect to any Award that is subject to this Section 16, the Compensation Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Compensation Committee may not waive the achievement of the applicable performance goals except in the case of the death or Disability of the Covered Employee.

16.3 Limitations

(a) Subject to adjustment from time to time as provided in Section 15.1, no Covered Employee may be granted Awards other than Performance Units subject to this Section 16 in any calendar year period with respect to more than 5,000,000 shares of Common Stock for such Awards, and the maximum dollar value payable with respect to Performance Units or other Awards payable in cash subject to this Section 16 granted to any Covered Employee in any one calendar year is $1,000,000.

(b) The Compensation Committee shall have the power to impose such other restrictions on Awards subject to this Section 16 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

SECTION 17. AMENDMENT AND TERMINATION

17.1 Amendment, Suspension or Termination

The Board or the Compensation Committee may amend, suspend or terminate the Plan or any portion of the Plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required for any amendment to the Plan; and provided, further, that any amendment that requires stockholder approval may be made only by the Board. Subject to Section 17.3, the Plan may amend the terms of any outstanding Award, prospectively or retroactively.

17.2 Term of the Plan

Unless sooner terminated as provided herein, the Plan shall terminate ten years from the Effective Date. After the Plan is terminated, no future Awards may be granted, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than ten years after the later of (a) the date of adoption of the Plan by the Board and (b) the adoption by the Board of any amendment to the Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code.

17.3 Consent of Participant

The amendment, suspension or termination of the Plan or a portion thereof or the amendment of an outstanding Award shall not, without the Participant's consent, materially adversely affect any rights under any Award theretofore granted to the Participant under the Plan. Any change or adjustment to an outstanding Incentive Stock Option shall not, without the consent of the Participant, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option. Notwithstanding the foregoing, any adjustments made pursuant to Section 15 shall not be subject to these restrictions.

Notwithstanding any other provision of the Plan to the contrary, the Plan Administrator shall have broad authority to amend the Plan or any outstanding Award without the consent of the Participant to the extent the Plan Administrator deems necessary or advisable to comply with, or take into account, changes in applicable tax laws, securities laws, accounting rules or other applicable laws, rules or regulations.

SECTION 18. GENERAL

18.1 No Individual Rights

No individual or Participant shall have any claim to be granted any Award under the Plan, and the Company has no obligation for uniformity of treatment of Participants under the Plan.

Furthermore, nothing in the Plan or any Award granted under the Plan shall be deemed to constitute an employment contract or confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Related Company or limit in any way the right of the Company or any Related Company to terminate a Participant's employment or other relationship at any time, with or without cause.

18.2 Issuance of Shares

(a) Notwithstanding any other provision of the Plan, the Company shall have no obligation to issue or deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless, in the opinion of the Company's counsel, such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act or the laws of any state or foreign jurisdiction) and the applicable requirements of any securities exchange or similar entity.

(b) The Company shall be under no obligation to any Participant to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under the laws of any state or foreign jurisdiction, any shares of Common Stock, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made.

(c) As a condition to the exercise of an Option or any other receipt of Common Stock pursuant to an Award under the Plan, the Company may require (i) the Participant to represent and warrant at the time of any such exercise or receipt that such shares are being purchased or received only for the Participant's own account and without any present intention to sell or distribute such shares and (ii) such other action or agreement by the Participant as may from time to time be necessary to comply with federal, state and foreign securities laws. At the option of the Company, a stop-transfer order against any such shares may be placed on the official stock books and records of the Company, and a legend indicating that such shares may not be pledged, sold or otherwise transferred, unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation, may be stamped on stock certificates to ensure exemption from registration. The Plan Administrator may also require the Participant to execute and deliver to the Company a purchase agreement or other agreement that may be in use by the Company at such time that describes certain terms and conditions applicable to the shares.

(d) To the extent the Plan or any instrument evidencing an Award provides for issuance of stock certificates to reflect the issuance of shares of Common Stock, the issuance may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

18.3 Indemnification

Each person who is or shall have been a member of the Board or the Compensation Committee, or a member of a committee or an officer of the Company to whom authority was delegated in accordance with Section 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such claim, action, suit or proceeding against such person, unless such loss, cost, liability or expense is a result of such person's own willful misconduct or except as expressly provided by statute; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person may be entitled under the Company's certificate of incorporation or bylaws, as a matter of law, or otherwise, or of any power that the Company may have to indemnify or hold harmless.

18.4 No Rights as a Stockholder

Unless otherwise provided by the Plan Administrator or in the instrument evidencing the Award or in a written employment, services or other agreement, no Award, other than a Stock Award, shall entitle the Participant to any cash dividend, voting or other right of a stockholder unless and until the date of issuance under the Plan of the shares that are the subject of such Award.

18.5 Compliance with Laws and Regulations

(a) In interpreting and applying the provisions of the Plan, any Option granted as an Incentive Stock Option pursuant to the Plan shall, to the extent permitted by law, be construed as an "incentive stock option" within the meaning of Section 422 of the Code.

(b) The Plan and Awards granted under the Plan are intended to be exempt from the requirements of Section 409A to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the exclusion applicable to stock options, stock appreciation rights and certain other equity-based compensation under Treasury Regulation Section 1.409A-1(b)(5), or otherwise. To the extent Section 409A is applicable to the Plan or any Award granted under the Plan, it is intended that the Plan and any Awards granted under the Plan comply with the deferral, payout, plan termination and other limitations and restrictions imposed under Section 409A. Notwithstanding any other provision of the Plan or any Award granted under the Plan to the contrary, the Plan and any Award granted under the Plan shall be interpreted, operated and administered in a manner consistent with such intentions; provided, however, that the Plan Administrator makes no representations that Awards granted under the Plan shall be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to Awards granted under the Plan. Without limiting the generality of the foregoing, and notwithstanding any other provision of the Plan or any Award granted under the Plan to the contrary, with respect to any payments and benefits under the Plan or any Award granted under the Plan to which Section 409A applies, all references in the Plan or any Award granted under the Plan to the termination of the Participant's employment or service are intended to mean the Participant's "separation from service," within the meaning of Section 409A(a)(2)(A)(i), to the extent necessary to avoid subjecting the Participant to the imposition of any additional tax under Section 409A. In addition, if the Participant is a "specified employee," within the meaning of Section 409A, then to the extent necessary to avoid subjecting the Participant to the imposition of any additional tax under Section 409A, amounts that would otherwise be payable under the Plan or any Award granted under the Plan during the six-month period immediately following the Participant's "separation from service," within the meaning of Section 409A(a)(2)(A)(i), shall not be paid to the Participant during such period, but shall instead be accumulated and paid to the Participant (or, in the event of the Participant's death, the Participant's estate) in a lump sum on the first business day after the earlier of the date that is six months following the Participant's separation from service or the Participant's death. Notwithstanding any other provision of the Plan to the contrary, the Plan Administrator, to the extent it deems necessary or advisable in its sole discretion, reserves the right, but shall not be required, to unilaterally amend or modify the Plan and any Award granted under the Plan so that the Award qualifies for exemption from or complies with Section 409A.

18.6 Participants in Other Countries or Jurisdictions

Without amending the Plan, the Plan Administrator may grant Awards to Eligible Persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Plan Administrator, be necessary or desirable to foster and promote achievement of the purposes of the Plan and shall have the authority to adopt such modifications, procedures, subplans and the like as may be necessary or desirable to comply with provisions of the laws or regulations of other countries or jurisdictions in which the Company or any Related Company may operate or have employees to ensure the viability of the benefits from Awards granted to Participants employed in such countries or jurisdictions, meet the requirements that permit the Plan to operate in a qualified or tax-efficient manner, comply with applicable foreign laws or regulations and meet the objectives of the Plan.

18.7 No Trust or Fund

The Plan is intended to constitute an "unfunded" plan. Nothing contained herein shall require the Company to segregate any monies or other property, or shares of Common Stock, to create any trusts, or to make any special deposits for any immediate or deferred amounts payable to any Participant, and no Participant shall have any rights that are greater than those of a general unsecured creditor of the Company.

18.8 Successors

All obligations of the Company under the Plan with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all the business and/or assets of the Company.

18.9 Severability

If any provision of the Plan or any Award is determined to be invalid, illegal or unenforceable in any jurisdiction or as to any person, or would disqualify the Plan or any Award under any law deemed applicable by the Plan Administrator, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the Plan Administrator's determination, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

18.10 Choice of Law and Venue

The Plan, all Awards granted thereunder and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of California without giving effect to principles of conflicts of law. Participants irrevocably consent to the nonexclusive jurisdiction and venue of the state and federal courts located in the State of California.

18.11 Legal Requirements

The granting of Awards and the issuance of shares of Common Stock under the Plan are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required.

SECTION 19. EFFECTIVE DATE

The effective date (the "***Effective Date***") is the date on which the Plan is adopted by the Board. If the stockholders of the Company do not approve the Plan within 12 months after the Board's adoption of the Plan, any Incentive Stock Options granted under the Plan will be treated as Nonqualified Stock Options.

APPENDIX A

DEFINITIONS

As used in the Plan,

"***Acquired Entity***" means any entity acquired by the Company or a Related Company or with which the Company or a Related Company merges or combines.

"***Award***" means any Option, Stock Appreciation Right, Stock Award, Restricted Stock Award, Stock Unit, Performance Share, Performance Unit, cash-based award or other incentive payable in cash or in shares of Common Stock as may be designated by the Plan Administrator from time to time.

"***Board***" means the Board of Directors of the Company.

"***Cause***," unless otherwise defined in the instrument evidencing an Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means dishonesty, fraud, serious or willful misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conduct prohibited by law (except minor violations), in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Plan Administrator, whose determination shall be conclusive and binding.

"***Change of Control***," unless the Plan Administrator determines otherwise with respect to an Award at the time the Award is granted or unless otherwise defined for purposes of an Award in a written employment, services or other agreement between the Participant and the Company or a Related Company, means the occurrence of any of the following events:

(a) An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (as used in this definition, a "***Person***") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (i) the then outstanding shares of Common Stock of the Company (the "***Outstanding Company Common Stock***") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "***Outstanding Company Voting Securities***"); provided, however, that the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege where the security being so converted was not acquired directly from the Company by the party exercising the conversion privilege, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Company, or (D) any acquisition by any Person pursuant to a transaction that complies with clauses (i), (ii) and (iii) of Section (c) of this definition of Change of Control; or

(b) During any consecutive 24-month period, the individuals who, at the beginning of such period, constitute the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a member of the

Board subsequent to such period whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of or in connection with either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

(c) The consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets or outstanding voting securities of the Company ("***Business Combination***"); excluding, however, such a Business Combination pursuant to which:

(i) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination shall beneficially own, directly or indirectly, more than 50% of, respectively, the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the company resulting from such Business Combination (including, without limitation, a corporation that as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be;

(ii) no Person (other than any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or such company resulting from such Business Combination) shall beneficially own, directly or indirectly, 50% or more of, respectively, the outstanding shares of common stock of the company resulting from such Business Combination or the combined voting power of the outstanding voting securities of such company entitled to vote generally in the election of directors except to the extent that such ownership existed with respect to the Company prior to the Business Combination; and

(iii) at least a majority of the members of the board of directors of the company resulting from such Business Combination shall have been members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination.

Where a series of transactions undertaken with a common purpose is deemed to be a Change of Control, the date of such Change of Control shall be the date on which the last of such transactions is consummated.

"***Code***" means the Internal Revenue Code of 1986, as amended from time to time.

"***Common Stock***" means the common stock, par value $0.0001 per share, of the Company.

"***Company***" means Image Entertainment, Inc., a Delaware corporation.

"***Compensation Committee***" means the Compensation Committee of the Board.

"***Covered Employee***" means a "covered employee" as that term is defined for purposes of Section 162(m)(3) of the Code or any successor provision.

"***Disability***," unless otherwise defined by the Plan Administrator for purposes of the Plan in the instrument evidencing an Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means a mental or physical impairment of the Participant that is expected to result in death or that has lasted or is expected to last for a continuous period of 12 months or more and that causes the Participant to be unable to perform his or her material duties for the Company or a Related Company and unable to be engaged in any substantial gainful activity, in each case as determined by the Company's chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Plan Administrator, whose determination shall be conclusive and binding.

"***Effective Date***" has the meaning set forth in Section 19.

"***Eligible Person***" means any person eligible to receive an Award as set forth in Section 5.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended from time to time.

"***Fair Market Value***" means the (a) per share fair market value of the Common Stock as established in good faith by the Plan Administrator or, unless determined otherwise by the Plan Administrator using such methods or procedures as it may establish, (b) if the Common Stock is traded on a national securities exchange, the closing price for the Common Stock on any given date during regular trading, or if not trading on that date, such price on the last preceding date on which the Common Stock was traded or (c) if the Common Stock is not traded on a national securities exchange but is quoted on a national market or other quotation system, the last sales price on such date or, if not trading on that date, such price on the last preceding date for which the sale prices are reported.

"***Grant Date***" means the later of (a) the date on which the Plan Administrator completes the corporate action authorizing the grant of an Award or such later date specified by the Plan Administrator and (b) the date on which all conditions precedent to an Award have been satisfied, provided that conditions to the exercisability or vesting of Awards shall not defer the Grant Date.

"***Incentive Stock Option***" means an Option granted with the intention that it qualify as an "incentive stock option" as that term is defined for purposes of Section 422 of the Code or any successor provision and that meets the requirements of Section 422 of the Code or any successor provision.

"***Nonqualified Stock Option***" means an Option other than an Incentive Stock Option.

"***Option***" means a right to purchase Common Stock granted under Section 7.

"***Option Expiration Date***" means the last day of the maximum term of an Option.

"***Option Term***" means the maximum term of an Option as set forth in Section 7.3.

"***Parent Company***" means a company or other entity which as a result of a Change of Control owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries.

"***Participant***" means any Eligible Person to whom an Award is granted.

"***Performance Award***" means an Award of Performance Shares or Performance Units granted under Section 11.

"***Performance Criteria***" has the meaning set forth in Section 16.1.

"***Performance Period***" means the period of time during which the Performance Criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award. The Compensation Committee may establish different Performance Periods for different Participants, and the Compensation Committee may establish concurrent or overlapping Performance Periods.

"***Performance Share***" means an Award of units denominated in shares of Common Stock granted under Section 11.1.

"***Performance Unit***" means an Award of units denominated in cash or property other than shares of Common Stock granted under Section 11.2.

"***Plan***" means the Image Entertainment, Inc. 2011 Equity Incentive Plan.

"***Plan Administrator***" has the meaning set forth in Section 3.1(c).

"***Related Company***" means any entity that is directly or indirectly controlled by, in control of or under common control with the Company.

"***Restricted Stock Award***" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are subject to restrictions prescribed by the Plan Administrator.

"***Retirement***," unless otherwise defined in the instrument evidencing the Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means "Retirement" as defined for purposes of the Plan by the Plan Administrator or the Company's chief human resources officer or other person performing that function or, if not so defined, means Termination of Service on or after the date the Participant reaches "normal retirement age," as that term is defined in Section 411(a)(8) of the Code.

"***Securities Act***" means the Securities Act of 1933, as amended from time to time.

"***Section 409A***" means Section 409A of the Code.

"***Stock Appreciation Right***" or "***SAR***" means a right granted under Section 9.1 to receive the excess of the Fair Market Value of a specified number of shares of Common Stock over the grant price.

"***Stock Award***" means an Award of shares of Common Stock granted under Section 10, the rights of ownership of which are not subject to restrictions prescribed by the Plan Administrator.

"***Stock Unit***" means an Award denominated in units of Common Stock granted under Section 10.

"***Substitute Awards***" means Awards granted or shares of Common Stock issued by the Company in substitution or exchange for awards previously granted by an Acquired Entity.

"***Successor Company***" means the surviving company, the successor company or the Parent Company, as applicable, in connection with a Change of Control.

"***Ten Percent Stockholder***" has the meaning set forth in Section 8.3.

"***Termination of Service***" means a termination of employment or service relationship with the Company or a Related Company for any reason, whether voluntary or involuntary, including by reason of death, Disability or Retirement. Any question as to whether and when there has been a Termination of Service for the purposes of an Award and the cause of such Termination of Service shall be determined by the Company's chief human resources officer or other person performing that function or, with respect to directors and executive officers, by the Board or the Compensation Committee, whose determination shall be conclusive and binding. Transfer of a Participant's employment or service relationship between the Company and any Related Company shall not be considered a Termination of Service for purposes of an Award. Unless the Plan Administrator determines otherwise, a Termination of Service shall be deemed to occur if the Participant's employment or service relationship is with an entity that has ceased to be a Related Company. A Participant's change in status from an employee of the Company or a Related Company to a nonemployee director, consultant, advisor, or independent contractor of the Company or a Related Company, or a change in status from a nonemployee director, consultant, advisor or independent contractor of the Company or a Related Company to an employee of the Company or a Related Company, shall not be considered a Termination of Service.

"***Vesting Commencement Date***" means the Grant Date or such other date selected by the Plan Administrator as the date from which an Award begins to vest.

PLAN ADOPTION AND AMENDMENTS/ADJUSTMENTS
SUMMARY PAGE

Date of Board Action	Action	Date of Stockholder Approval
___________, 2010		______________, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended **March 31, 2010**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Transition Period from...........To...........

Commission File Number **000-11071**


IMAGE
ENTERTAINMENT

IMAGE ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Delaware	**84-0685613**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)

20525 Nordhoff Street, Suite 200, Chatsworth, California 91311
(Address of principal executive offices, including zip code)

(818) 407-9100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: *None*

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.0001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file report pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non- accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the common stock held by non-affiliates of the registrant, based upon the closing price of $0.85 for shares of the registrant's common stock on September 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter as reported by The NASDAQ Global Market®, was approximately $11,351,515. In calculating such aggregate market value, shares of common stock owned of record or beneficially by officers, directors and persons known to the registrant to own more than five percent of the registrant's voting securities (other than such persons of whom the registrant became aware only through the filing of a Schedule 13G filed with the Securities and Exchange Commission) were excluded because such persons may be deemed to be affiliates.

The number of shares outstanding of the registrant's common stock as of June 15, 2010: 26,605,718

DOCUMENTS INCORPORATED BY REFERENCE

None.

IMAGE ENTERTAINMENT, INC.
Form 10-K/A Annual Report (Amendment No. 1)

For The Fiscal Year Ended March 31, 2010

TABLE OF CONTENTS

Explanatory Note

Image Entertainment, Inc. (or *Image*, the *Company*, *we*, *us*, or *our*) is filing this Amendment No. 1 (or *Amendment*) on Form 10-K/A to amend its Annual Report on Form 10-K for the fiscal year ended March 31, 2010, as filed with the Securities and Exchange Commission (or *SEC*) on June 29, 2010 (or the *2010 Form 10-K*), in part, for purposes of including the information required by Part III that was to be incorporated by reference to its definitive proxy statement relating to its 2010 Annual Meeting of Stockholders.

Form 10-K General Instruction G(3) requires the information contained herein be included in the Form 10-K filing or incorporated by reference from our definitive Proxy Statement if such statement is filed no later than 120 days after our last fiscal year end. We do not expect to file a definitive Proxy Statement containing the above referenced items within such 120-day period and therefore the Part III information is filed hereby as an amendment to our 2010 Form 10-K.

In addition, this Amendment reflects the removal by our independent registered public accounting firm, BDO USA, LLP (formerly known as BDO Seidman LLP), from its report on our consolidated financial statements of an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern (or *Going Concern Opinion*). BDO USA, LLP (formerly known as BDO Seidman LLP) agreed to the removal of the Going Concern Opinion based on the Seventh Amendment to Loan and Security Agreement (or the *Seventh Amendment*) we entered into with Wachovia Capital Finance Corporation (Western), as agent and lender (or *Wachovia*), on July 29, 2010 and the continuing effects of our recent recapitalization and improved liquidity. Among other modifications to the underlying revolving credit facility with Wachovia, the Seventh Amendment extends the maturity of facility from October 25, 2010 to July 31, 2011.

For the convenience of the reader, this Amendment sets forth the 2010 Form 10-K, filed on June 29, 2010, in its entirety, as modified and superseded where necessary to reflect the amendments discussed above. The following items have been amended to include the required Part III information, to reflect the removal of the Going Concern Opinion and to update subsequent events:

- Part I — Item 1A. Risk Factors;
- Part II — Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
- Part II — Item 8. Financial Statements and Supplementary Data;
- Part III — Item 10. Directors, Executive Officers and Corporate Governance
- Part III — Item 11. Executive Compensation
- Part III — Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
- Part III — Item 13. Certain Relationships and Related Transactions, and Director Independence
- Part III — Item 14. Principal Accountant Fees and Services
- Part IV — Item 15(b). Exhibits

In accordance with applicable SEC rules, this Amendment includes certifications from our Chief Executive Officer and Chief Financial Officer dated as of the date of this filing.

The remaining Items contained within this Amendment consist of all other Items originally contained in the 2010 Form 10-K and are included for the convenience of the reader. The sections of the 2010 Form 10-K which were not amended are unchanged and continue in full force and effect as originally filed. Other than as required to reflect the changes discussed above, this Amendment does not modify or update the disclosure contained in the 2010 Form 10-K filed on June 29, 2010 in any other way.

PART I

ITEM 1. BUSINESS

Overview

Image Entertainment, Inc. (or *Image*, the *Company*, *we*, *us* or *our*) was incorporated in Colorado as Key International Film Distributors, Inc. in April 1975. In 1983, we changed our name to Image Entertainment, Inc. We reincorporated in California in November 1989 and reincorporated again in Delaware in September 2005. Our principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.

We are a leading independent licensee and distributor of entertainment programming in North America. We release our library of exclusive content on a variety of formats and platforms, including DVD, Blu-ray Disc® (or *Blu-ray*), digital (video-on-demand (or *VOD*), electronic sell-through and streaming), broadcast television, cable or satellite (including VOD and pay-per-view), theatrical and non-theatrical (airplanes, libraries, hotels and cruise ships) exploitation.

Our focus is on a diverse array of general and specialty content, including:

- Feature films
- Comedy
- Music concerts
- Urban
- Theatre
- Documentaries
- Theatrical catalogue films
- Independent films
- Foreign films
- Youth culture/lifestyle
- Television
- Gospel

We also acquire exclusive rights to audio content for distribution via digital platforms and on CD spread across a variety of genres and configurations. We strive to grow a stream of revenue by maintaining and building a library of titles that can be exploited in a variety of formats and distribution channels. Our active library currently contains:

- Approximately 3,000 exclusive DVD titles
- Approximately 340 CD titles
- Digital rights to
  - Over 2,100 video programs
  - Approximately 400 audio titles containing more than 5,600 individual tracks

Each month, we release an average of 15-20 exclusive DVD titles, most of which also include digital, broadcast, and VOD rights.

Strategy

In January 2010 we adjusted our strategy following the changes in our management and Board of Directors, that resulted from the transaction with JH Partners (described in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Events"). We believe our current strategy, which in some respects departs from our prior strategy, will allow us to be more flexible and act upon opportunities at a more rapid pace.

Our strategy for fiscal year 2011 is composed of the following:

- Pursuing Exclusive Content Acquisition – continue actively pursuing complementary content and catalogue opportunities by focusing on (i) cast-driven products resulting in fewer new titles but potentially higher recognition, (ii) obtaining well-known talent-driven music and comedy selections, (iii) balancing profit margin opportunities with potential risks, (iv) pursuing film, television and speciality libraries of all sizes, and (v) acquiring the greatest variety of distribution rights, DVD, Blu-ray, broadcast, VOD and digital, both domestically and internationally.

- Pursuing Strategic Opportunities –acquiring accretive businesses and entering into joint ventures and other creative partnering arrangements. Our management team's significant network of relationships and depth of expertise provide unique opportunities for us to grow in areas we know best.

- Reducing Expenses; Outsourcing –leveraging our significant cost savings achieved over the past year by right-sizing headcount relative to our operational needs; pursuing outsourcing opportunities in the manufacturing and distribution areas; and evaluating all areas of expense for reduction opportunities.

- Expanding Distribution Opportunities into New Segments and Mediums – taking advantage of non-tangible means of distribution that have opened significant new opportunities, many of which have not yet realized their full potential.

- Reassuring Existing and Potential Content Suppliers – reassuring our existing and potential content suppliers that we are adequately capitalized and that we have the depth, breadth and expertise to monetize their licensed content assets.

The foregoing will allow us to focus on our core competency of acquiring exclusive licensed content and distributing such content.

Partial List of Titles Released in Fiscal 2010

Features/Other:

Management (starring Jennifer Aniston, Steve Zahn, Woody Harrelson)
The Other Man (starring Antonio Banderas, Liam Neeson, Laura Linney)
Powder Blue (starring Jessica Biel, Ray Liotta, Eddie Redmayne, Forest Whitaker, Kris Kristofferson, Lisa Kudrow, Patrick Swayze)
American Violet (starring Nicole Beharie, Alfre Woodard, Will Patton)
The Edge of Love (starring Keira Knightley, Sienna Miller, Matthew Rhys)
Incendiary (starring Michelle Williams, Ewan McGregor)
The Ramen Girl (starring Brittany Murphy)
The Last Word (starring Winona Ryder, Wes Bentley, Ray Romano)
Housebroken (starring Danny Devito, Katey Sagal)
Phoebe in Wonderland (starring Felicity Huffman, Elle Fanning, Bill Pullman)
Across the Hall (starring Brittany Murphy)
The Vicious Kind
Knut & Friends
Nine Dead
Lost in Austen
Franklyn
Body Armour
Dare
Forest of Death
Hearts of War
The Boxer
Unknown Woman
Everest
The Echo
Narrows
Bridge to Nowhere
Alien Trespass
Adam Resurrected
Seamstress
The Crew
Billy Jack Collection

Criterion Branded:

AK 100: 25 Films by Akira Kurosawa
Wings of Desire
Roman Polanski's Repulsion
Gomorrah
Science is Fiction: 23 Films by Jean Painleve
The Hit
Empire of Passion
In the Realm of the Senses
Eclipse Series 16: Alexander Korda's Private Lives
Wise Blood
Friends of Eddie Coyle
Paris, Texas
Days of Heaven
The Last Days of Disco
Monsoon Wedding
Pigs, Pimps and Prostitutes: 3 Films by Shohei Imamura

Comedy:

Terry Fator: Live from Las Vegas
Artie Lange: Jack and Coke
Greg Behrendt: Is That Guy from That Thing
Charlie Murphy: I Will Not Apologize
Adam Ferrara: Funny As Hell
Ralphie May: Austin-tatious
Michael Loftus: You've Changed
Margaret Cho: Beautiful

Urban:

I Do…I Did
Truth Hall
The Greatest Song
Stick Up Kids
Che (2008)
There's a Stranger in my House
Kiss and Tail: Hollywood Jump Off
2 Turntables and a Microphone: The Life and Death of Jam Master Jay
Applause for Miss E
Mothers Prayer

TV:

One Way Out
Man vs. Wild: Season 3
Man vs. Wild: Stranded Around the World
Shark Week: The Great Bites Collection
Dirty Jobs: Something Fishy
Golden Age of Television
Time Warp: Season 1
Survivorman: Season 3
Extreme Engineering: Collection 2
Mythbusters: Collection 4
The Future: A 360 Degree View
Iditarod: The Toughest Race on Earth
Deadliest Catch: Seasons 4 & 5
Wreckreation Nation: Season 1
Ghost Hunters: Season 5, Part 1

Music-Related:

Engelbert Humperdinck: Greatest Performances: 1966-1977
Taylor Hicks: Whomp at the Warfield
Yes: Keys to Ascension
Starting Line: Somebodys Going to Miss Us
Bad Company: Hard Rock Live

Partial List of Projected Titles for Release in Fiscal 2011

Features/Other:

$5 A Day (starring Christopher Walken, Sharon Stone, Amanda Peet)
Storm Seekers (starring Daryl Hannah)
Don McKay (starring Thomas Haden Church, Elisabeth Shue)
Disgrace (starring John Malkovich)
Middle of Nowhere (starring Susan Sarandon, Anton Yelchin, Eva Amurri)
44 Inch Chest (starring Ray Winstone, Ian McShane, John Hurt)
Crimes of Fashion (starring Megan Fox, Kaley Cuoco)
Accidents Happen (starring Geena Davis)
Fallen (starring Paul Wesley, Tom Skerritt, Bryan Cranston)
Tornado Valley (starring Meredith Monroe)
Skellig: The Owl Man (starring Tim Roth)
Multiple Sarcasms (starring Timothy Hutton, Mira Sorvino, Dana Delaney, Mario Van Peebles, Stockard Channing)
That Evening Sun (starring Hal Holbrook)
The Lightkeepers (starring Richard Dreyfuss, Bruce Dern, Blythe Danner)
Chain Letter
Daisy Chain
Owl & The Sparrow
Bare Knuckles
Eyeborgs
Bangkok Adrenaline

Urban:

Blood Done Sign My Name (starring Rick Schroder, Nate Parker)
Fade to Black (starring Christopher Walken, Danny Huston, Paz Vega)
Perfect Combination
Just Another Day
Don't Let Me Drown
Kings of the Underground: The Dramatic Journey of UGK
David E. Talbert's Love in the Nick of Tyme
David E. Talbert's Mr. Right Now
Rain

Comedy:

Danny Bhoy: Subject To Change
Bobby Slayton: Born To Be Bobby
Steve Byrne: Byrne Identity
Loni Love: America's Sister
Janeane Graofalo
Kathleen Madigan
Donnell Rawlings
Bill Burr: Let It Go

TV:

The New Adventures of Black Beauty Season 2
Ghost Hunters: Season 5 Part 2
Ghost Hunters: Military Investigations
Ghost Hunters International: Season 1 Part 2
Thriller: The Complete Series
Twilight Zone: Seasons 1 & 2 (Blu-ray version)
Twilight Zone: Fan Favorites (special edition tin)

Criterion Branded:

Summer Hours
Vivre Sa Vie
Ride with the Devil
The Fugitive Kind
Walkabout
By Brakhage: An Anthology Volumes 1 & 2
Mystery Train
Close-Up
Red Desert
Stagecoach
Night Train to Munich
The Leopard
Everlasting Moments
House
The Thin Red Line

Special Interest:

UFC Presents WEC: Aldo vs. Faber
UFC Presents: The Best of WEC
National Parks: Yosemite National Park
Visions of Nature: Timescapes
Hawaii: An Island Symphony
Robin Hood (animated)
Animation Express
Legends of the Canyon: Classic Artists

Business Segments

We have three business segments:

- Domestic (U.S. and Canada)
- Digital
- International

Our domestic segment primarily consists of the acquisition, content enhancement and distribution of exclusive DVD/Blu-ray content in North America, and the exploitation of our North American broadcast, including cable and satellite, rights. Our digital segment consists of revenues generated by the digital distribution of our exclusive content via video-on-demand, streaming video and downloading. Our international segment includes the international video sublicensing of all formats and exploitation of all broadcast rights outside of North America.

Since fiscal 2008, we began including the financial results of revenues generated by exploitation of our North American broadcast and non-theatrical rights as a component of the domestic segment, exploitation outside of North America as a component of our international segment, and we have reflected our digital financial results as a separate segment.

Domestic (U.S. and Canada)

Most of the product we release is in the standard DVD format. We are a leading independent supplier of DVD content in the music, comedy, special interest, episodic television and urban genres. The following table reflects the aggregate number of titles we have in active release by content type, compared with the aggregate number of DVD software titles released by the industry, through the week ended June 11, 2010, excluding discontinued titles, using data compiled monthly in the *DVD & Blu-ray Release Report.*

Type of DVD Content	Total Number of DVD Titles	Number of Image Titles	Percentage of Total Number of Titles Released by Image
Music	13,509	626	4.6%
Special Interest	30,868	640	2.1%
Theatrical Catalog (pre-1997)	14,051	502	3.6%
Direct to DVD	11,730	523	4.5%
Foreign Language (including distributed lines)	10,699	333	3.1%
Television Programming	6,852	266	3.9%
All Other	25,828	110	0.4%
Total Releases – Cumulative through June 11, 2010	113,537	3,000	2.6%

Source: DVD & Blu-ray Release Report Revised June 10, 2010.

We believe that the DVD format continues to be the preferred medium of home entertainment for consumers, however Blu-ray continues to gain industry acceptance. As consumers continue to purchase high-definition televisions and become exposed to high-definition content through satellite and cable, they will expect the same level of quality from their video movie rentals and purchases. Additionally, high-definition video-on-demand continues to gain traction with consumers and we provide high-definition source materials for this format as well. Titles scheduled in fiscal 2011 for release in the Blu-ray format include: *Don McKay*, starring Thomas Haden Church and Elisabeth Shue, Criterion's *Stagecoach*, directed by John Ford, and the complete *Twilight Zone* television series.

Many of our DVD/Blu-ray titles include special features, enhancements and ancillary materials, such as multiple audio tracks, behind-the-scenes footage, director commentaries, interviews and discographies, some of which we create through our managed value-added services.

Exclusive Acquisition. We generally acquire exclusive distribution rights to our content across multiple entertainment formats. We acquire our exclusive titles from a wide range of content holders and those who represent content holders, including:

- independent content suppliers;
- producers;

- music artists and record labels;
- artist management and talent agencies; and
- foreign sales companies.

We market and exploit our exclusive content according to exclusive royalty or distribution fee agreements. Our agreements provide for a specified distribution term typically ranging from five to 25 years.

New Library Acquisition Strategy. Since January 2010, we have broadened our content acquisition focus to include complete libraries from both studios and independents, such as the Handmade Films library (announced in March 2010), or strategically aligned companies.

Mining of Image's Library. We continue to create new and special editions of previously released content that will encourage consumers to repurchase the product in these technically superior versions. We also continue to expand on strategies that extend the life cycle of our titles, including "second bite" strategies that focus on repricing and/or remarketing and repromotion; increased focus on budget product and shippers; and product shipped with merchandising displays.

Theatrical Distribution. In some cases, a limited theatrical release (playing on between two to 200 screens, in two to 20 markets), which includes an outlay of prints and advertising costs, may be required of us by the licensor as part of the acquisition deal.

Managed Value-Added and Distribution Services. We manage a full range of value-added services for our licensed content and for many of our exclusively distributed titles, including:

- packaging design;
- DVD/Blu-ray authoring and compression;
- menu design;
- video master quality control;
- manufacturing;
- marketing;
- sales;
- music clearance;
- warehousing;
- distribution; and
- for some titles, the addition of enhancements such as:
  - multiple audio tracks;
  - commentaries;
  - foreign language tracks;
  - behind-the-scenes footage;
  - interviews; and
  - discographies.

In February 2010, as part of our revised strategy, we began outsourcing the post-production and creative services necessary to prepare a DVD master and packaging/advertising materials for manufacturing and marketing of our products. We previously performed the majority of these functions in-house. These services now are performed by in-house personnel responsible for the management of third-party vendors. Our warehousing and distribution services are currently provided from a facility located in Pleasant Prairie, Wisconsin, which is owned and operated by our DVD manufacturer, Arvato Digital Services (or *Arvato*).

Criterion Distribution Agreement. We have a long-term exclusive home video distribution agreement with The Criterion Collection to distribute its special edition DVDs through July 2013. The Criterion Collection, including its related labels Eclipse and Janus Films, currently contains approximately 470 active DVD titles. The Criterion Collection and its related labels release approximately 50 titles annually.

Marketing. Our in-house marketing department directs marketing efforts toward consumers as well as DVD, CD and digital retailers. Our marketing efforts involve:

- point-of-sale advertising;
- print advertising in trade and consumer publications;
- television and radio advertising campaigns;
- Internet advertising, including viral and social network marketing campaigns;
- minimal direct response campaigns;
- dealer incentive programs;
- trade show exhibits; and
- bulletins featuring new releases and catalogue promotions.

Customers. We sell our products to traditional retailers, specialty retailers, rental customers, Internet retailers, wholesale distributors and alternative distribution, which includes direct-to-consumer print catalogs, direct response campaigns, subscription service/club sales, home shopping television channels, other non-traditional sales channels, kiosks and sub-distributors.

Examples of our key sell-through customers are Amazon.com, Inc., Best Buy Co., Inc. and Wal-Mart. Examples of our key distribution customers are Alliance Entertainment LLC (or *AEC*), E1 Entertainment, VPD and Ingram Entertainment, Inc. Examples of our key rental customers are Blockbuster Inc., Netflix, Inc. and the rental kiosk business of Redbox.

We allow retail customers to return a portion of unsold inventory on a quarterly basis. We reserve for estimated returns at the time the sale is recognized, based in part upon our historical returns experience and knowledge of specific product movement within distribution channels. Our inventory returns, as a percentage of our gross distribution revenues, were 24.0% in fiscal 2010 and 20.9% in fiscal 2009. Returns of defective product have been minimal and are generally covered by manufacturers' warranties.

Special Markets. Our special markets division (or *Special Markets*) is designed to take advantage of our large and diverse catalog and specifically targets niche sales opportunities. Special Markets encompasses all sales channels outside the traditional marketplace. Within Special Markets, examples of our key customers are Olive Films, Midwest Tapes and Waxworks.

Digital

We engage in the exclusive wholesale distribution of the digital rights to our library of audio and video content. The demand for the types of programming found in our library continues to increase as new retailers enter this primarily online marketplace. We seek to differentiate ourselves competitively by being a one-stop source for these retailers for the large and diverse collection of entertainment represented by our digital library.

We enter into non-exclusive distribution arrangements with retail and consumer-direct entities whose business models include the digital delivery of content.

We aggressively continue to add numerous video and audio titles to our growing library of exclusive digital rights each month. We strive to grow a stream of revenues by maintaining and building a library of titles that can be exploited in a variety of formats and distribution channels. Our current digital video library contains over 2,100 individual video programs. Our interaction with digital retail outlets is much more dynamic due to the overall size of our library available to each retailer.

We are actively participating in many digital business models, including sell-through, rental, subscription and advertising-supported streaming. As consumers adopt these (or future) models, we believe we are well-positioned to grow along with our retail partners. The near-term challenges faced by all digital distributors are to develop ways to increase consumer awareness and integrate this awareness into their buying and consumption habits. Additionally, we support several technology companies and original equipment manufacturer device manufacturers with programming in an effort to generate consumer interest in digital distribution and increase awareness and demand for our titles. Examples of our digital retail accounts are iTunes (audio and video, ringtones), Amazon.com (audio and video) Microsoft Zune (audio and video), Hulu (video) and Sony Playstation (video).

International

We also hold international distribution rights to more than 450 of our titles currently exploited on DVD and approximately 90 of our CD titles to countries outside of North America. Outside North America, we sublicense distribution in the areas of home entertainment, television and digital, primarily music and urban-related DVDs, through distribution partners such as Universal Music Group International, Digital Site and Warner Music Australia, who pay us a royalty for their distribution of our products.

Broadcast (Domestic and International Business Segments)

Revenues generated from North American broadcasts are included in our domestic segment. Revenues generated from outside North America are included in our international segment.

We have a television division responsible for all forms of television distribution, including the worldwide sales of our content across broadcast television, pay-per-view (or *PPV*), VOD and non-theatrical platforms.

Worldwide Television. Buyers of our standard and high-definition content are typically cable, PPV or satellite broadcasters, and sometimes terrestrial (free) television broadcasters. Examples of our key broadcast sublicensees are BET and BET International, PBS and Showtime.

Worldwide PPV and VOD. With respect to PPV, VOD and EST, we are proceeding under a two-pronged approach. We continue to expand our direct relationships as opposed to working through intermediaries. In North America, we have direct relationships with InDemand, Avail-TVN and Echostar (Dish Net) along with several specialty labels such as Sky Angel and Eurocinema. Revenue is typically derived on a revenue-sharing basis.

The second prong is a North American sales agency agreement with Warner Digital Distribution, a division of Time-Warner, Inc. (or *Warner*). Warner, on our behalf, sublicenses many of our premier, high-end programs to cable, satellite and hotel/motel operators who are in the VOD and EST businesses. Revenue is typically derived on a revenue-sharing basis.

Internationally, we work with North American-based outlets that already have international operations in addition to opening discussions with a variety of internationally based entities.

Worldwide Hotel/Motel For Performance Properties. We continue to pursue direct relationships with those entities that are in the business of providing entertainment to the hotel/motel market.

In North America, we work with Warner and Avail-TVN and have direct relationships with several entities providing entertainment to the hotel/ motel arena. For exploitation of our music and stand-up comedy programs for hotels and motels, we have a non-exclusive output agreement with Instant Media Network (or *IMN*). IMN is partially owned by Lodgenet/On Command – the largest distributor of entertainment product to the hotel/motel industry in North America. In addition, a non-exclusive output agreement has recently been entered into with VODI for all types and genres of programming.

Like with PPV and VOD, internationally we work with North American-based outlets that have existing international operations as well as internationally based outlets.

Competition

We face competition from other independent distribution companies, major motion picture studios and music labels in securing exclusive content distribution rights. Our DVD and Blu-ray products compete for a finite amount of retail and rental shelf space. Consumers can choose from a large supply of competing entertainment content from other suppliers. Digital downloading, streaming, and other broadcast formats, while in their infancy, are also increasing competition for the delivery of content. We also face competition for consumers' time and money from alternate forms of entertainment and leisure activities. The success of any of our products depends upon consumer acceptance of that product in relation to current events as well as the other products released into the marketplace at or around the same time.

Our ability to continue to successfully compete is largely dependent upon our ability to anticipate and respond to various competitive and other factors affecting the industry, including new or changing product formats, changes in consumer preferences, regional and local economic conditions, discount pricing strategies and competitors' promotional activities.

Industry Trends

According to The Digital Entertainment Group (or *DEG*), Blu-ray continued to grow during calendar 2009 and proved popular among consumers spending on software sales and rental transactions, reaching $1 billion. According to the DEG, 50% more Blu-ray discs shipped to retail in calendar 2009 versus calendar 2008, and combined DVD and Blu-ray sales remained resilient, with consumer rental and sell-through spending on all formats of approximately $20 billion for the year.

While U.S. sales of DVD and Blu-ray were down by 13% at $11.4 billion in calendar 2009, rental spending increased 4.2% to $6.5 billion. The growth in Blu-ray helped offset the maturing DVD market, bringing the overall category to a single-digit drop of 4.8% in total consumer spending in calendar 2009 versus 2008. In the first calendar quarter of 2010, Blu-ray hardware sales grew 125% from the first calendar quarter of 2009. The DEG also reported that consumer purchases of packaged media units, including DVD and Blu-ray, exceeded $2.5 billion for the first calendar quarter 2010, an 11% decline compared to the same period last year primarily due to a national retailer undergoing a chain-wide liquidation, which included releasing unexpected quantities of packaged media units into the market. However, first calendar quarter 2010 sales of Blu-ray were up 74% and digital distribution, which includes electronic sell-through (EST) and video-on-demand (VOD), was up 27% to $617 million for the period.

From the launch of the DVD format in spring 1997 through calendar 2009, the DEG reports approximately 277 million DVD players, including set-top and portable DVD players, Home-Theater-in-a-Box systems, TV/DVD and DVD/VCR combination players, have sold to consumers, bringing the number of DVD households to approximately 92 million (adjusting for households with more than one player). The DEG estimates that 67 % of DVD owners have more than one player.

The DEG reports sales of Blu-ray playback devices, including set-top boxes and game consoles, sold 17.3 million units since launch in 2006. There were 4.5 million devices sold in the fourth quarter of 2009 alone, bringing total units sold to eight million in calendar 2009.

The DEG estimates that more than 71 million high-definition television (or *HDTV*) sets have been sold to consumers, bringing the number of HDTV households to nearly 48 million. The DEG further estimates that 33% of these households have more than one set. An HDTV set provides the optimal medium for playback of Blu-ray.

Trademarks

We have U.S. federal registrations for the following trademarks: Image, Image Entertainment, the Image Entertainment logo (two trademarks), Image Music Group, the Egami Media logo, Image Entertainment Japan, Home Vision HVE Entertainment, and One Village Entertainment.

In general, trademarks remain valid and enforceable as long as the marks are used in connection with the related products and services and the required registration renewals are filed. We believe our trademarks have value in the marketing of our products. It is our policy to protect and defend our trademark rights.

Employees

As of June 15, 2010, we had 74 employees, all of whom are full-time.

Available Information

Under the menu "Investors—SEC Filings" on our Web site at *www.image-entertainment.com*, we provide free access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information contained on our Web site is not incorporated herein by reference and should not be considered part of this Annual Report.

ITEM 1A. RISK FACTORS

Forward-Looking Statements

This Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (or *Annual Report*) includes forward-looking statements that involve risks and uncertainties within the meaning of the Private Securities Litigation Reform Act of 1995. Other than statements of historical fact, all statements made in this Annual Report are forward-looking, including, but not limited to, statements regarding industry prospects, future results of operations or financial position, and statements of our intent, belief and current expectations about our strategic direction, prospective and future results and condition. In some cases, forward-looking statements may be identified by words such as "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "continue," "future," "intend," "project" or similar words. Forward-looking statements involve risks and uncertainties that are inherently difficult to predict, which could cause actual outcomes and results to differ materially from our expectations, forecasts and assumptions. Unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report.

You should carefully consider and evaluate all of the information in this Annual Report, including the risk factors listed below. If any of these risks occur, our business, results of operations and financial condition could be harmed, the price of our common stock could decline and you may lose all or part of your investment, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements contained in this Annual Report.

Risks Relating to Our Business

Any future defaults under our loan agreement could adversely impact our ability to continue as a going concern. In future years, the receipt from our independent registered public accounting firm of an explanatory paragraph in its report on our consolidated financial statements that expresses substantial doubt regarding our ability to continue as a going concern (or *Going Concern Opinion*) would result in a default under our loan agreement, as amended, with Wachovia Capital Finance Corporation (Western), a Wells Fargo Company (or *Wachovia*). With respect to the 2010 Form 10-K filed on June 29, 2010, Wachovia provided us with a waiver that a Going Concern Opinion for the fiscal year ended March 31, 2010 will not, in and of itself, result in an event of default under the loan agreement. However, any future defaults under our loan agreement, if not waived or cured, would adversely impact our ability to continue as a going concern. Substantial doubt about our ability to continue as a going concern could also adversely affect our relationships with suppliers or customers, which could further exacerbate our current liquidity issues and impact our ability to continue as a going concern, and negatively impact the trading price of our common stock.

While our use of cash declined in fiscal 2010, our sales were insufficient to improve our liquidity. There is a significant risk that we may not be able to generate or raise enough additional funds to remain operational for an indefinite period of time.

Our liquidity substantially depends on our ability to borrow against our revolving line of credit. Our cash collections are deposited into a lockbox with Wachovia, the lender under our revolving line of credit. The deposited cash receipts are automatically swept to reduce our outstanding loan balance. Currently, all of our operating working capital needs are financed through borrowings under our line of credit. If Wachovia does not provide funding under our line of credit due to (i) the occurrence of an event of default, as defined in the loan agreement, (ii) non-compliance with our covenants, or (iii) our borrowing to the fullest extent of the line, our liquidity, business, results of operations and financial condition would be materially adversely affected and we may not be able to continue as a going concern. Additionally, delays or any failure to collect our trade accounts receivable, upon which our borrowing availability is entirely based, would have a negative impact on our borrowing availability and liquidity. If we are unable to obtain funding under our line of credit, we will have to seek additional sources of financing, which may not be available on acceptable terms or at all.

Failure to replace our revolving line of credit would negatively impact our business, results of operations and liquidity. Our revolving line of credit with Wachovia currently expires on July 31, 2011. While we are reviewing revolving credit line options, including negotiating a new agreement with Wachovia, we may not be able to replace the line of credit, and any new revolving credit line may be on less favorable terms and conditions compared to our current credit facility. Failure to obtain a replacement revolving line of credit would negatively impact our business, results of operations and liquidity because our revolving line of credit has been one of our primary sources of liquidity. If we are unable to replace our expiring revolving line of credit, we will need to seek additional debt or equity financing on terms that may be less favorable to us than the current line of credit and which may result in increased fiscal interest payment obligations, restrictive covenants, dilution to our stockholders and the granting of superior rights to the investors.

Our credit facility contains covenants that may limit the way we conduct business. Our $20 million credit facility with Wachovia contains various covenants limiting our ability to:

- incur or guarantee additional indebtedness;
- pay dividends and make other distributions;
- pre-pay any subordinated indebtedness;
- make investments and other restricted payments;
- make capital expenditures;
- enter into merger or acquisition transactions; and
- sell assets.

These covenants may prevent us from raising additional debt financing, competing effectively or taking advantage of new business opportunities.

Under our credit facility, we are also required to maintain a minimum amount of borrowing availability. At March 31 2010, we had availability in excess of the minimum amount of borrowing availability. As of June 1, 2010, our borrowing ability was $2.0 million ($3.5 million based upon eligible accounts receivable less the current $1.5 million minimum requirement).

Additionally, our credit facility includes language that states that a material adverse change in our business, assets or prospects would be considered an "event of default." If we are unable to comply with the covenants, or satisfy the financial ratio and other tests, or should an event of default occur, as determined and invoked by Wachovia, a default may occur under our credit facility. Unless we are able to negotiate an amendment, forbearance or waiver with Wachovia, we could be required to repay all amounts then outstanding, which could have a material adverse effect on our liquidity, business, results of operations and financial condition, depending upon our outstanding balance at the time.

We have a history of (and may continue to incur) losses, limited working capital and limited access to financing. We will need additional funding to continue acquiring desirable programming and to continue as a going concern. We sustained operating and net losses in fiscal 2010 and 2009. We had an accumulated deficit of $54.1 million and a working capital deficit of $6.2 million at March 31, 2010. Our cash requirements continue to exceed the level of cash generated by operations. We are past due on our trade accounts payable and royalty and distribution fee obligations. Accordingly, we have limited working capital. We must raise additional funds to acquire the rights to content or to create content we find desirable, particularly with respect to our competition for home entertainment rights to feature films, and to continue as a going concern. Therefore, maximizing available working capital is critical to our business operations.

Because of our history of losses and negative cash flows, our ability to obtain adequate financing on satisfactory terms may be limited. Our ability to raise financing through sales of equity securities depends on general market conditions and the demand for our common stock. We may be unable to raise adequate capital through the sale of equity securities, and if our stock has a low market price at the time of any sale, our existing stockholders could experience substantial dilution. If adequate financing is not available or unavailable on acceptable terms, we may find we are unable to fund expansion, continue offering products and services, take advantage of acquisition opportunities, develop or enhance services or products, or respond to competitive pressures in the industry, which may further jeopardize our ability to continue operations as a going concern.

We generate significant amounts of net revenue for programming from one content supplier, the loss of which would adversely impact our business. We depend on the exclusive distribution of programming from The Criterion Collection, which contributed approximately 29% and 24% of our net revenues from programming in fiscal 2010 and fiscal 2009, respectively. Should liquidity issues cause us to default on our payment obligations under our exclusive distribution agreement, Criterion may terminate our distribution rights, which would adversely impact our business, results of operations and financial condition.

The current economic slowdown may continue to adversely impact our business, results of operations and financial condition. The current global economic downturn has had a significant negative impact on our revenues and may continue to do so. As consumers have reduced spending and scaled back purchases of our programming, our retail customers have reacted with increased product returns and reduced future purchases of our programming, which has adversely impacted our revenues and results of operations during this fiscal year. Weak consumer demand for our product may continue in the future and may adversely impact our business, results of operations, financial condition and ability to continue as a going concern.

A further tightening of the credit markets may have an adverse effect on our ability to obtain financing. The recent recession and instability in the global economy has resulted in tightening of the credit markets, more stringent lending standards and terms and higher volatility in interest rates. Persistence of these conditions could have a material adverse effect on our access to financing and the terms and cost of that financing. As a result, we may not be able to secure additional financing in a timely manner, or at all, to meet our future capital needs, which may have an adverse effect on our business, operating results, financial condition and ability to continue as a going concern.

Failure to secure DVD distribution rights may adversely impact our business, results of operations and financial condition. Given our current liquidity issues, we may be unable to continue to secure DVD and other distribution rights on terms acceptable to us, which may adversely impact our business, results of operations and financial condition. Acquiring distribution rights to desirable high-profile content requires significant advance payment, which we may not be able to make. For more information regarding our continuing ability to obtain DVD distribution rights, see "Business – Competition" above. Major motion picture studios have normally not granted, nor are they expected to grant, exclusive DVD licenses to us for new releases and popular catalogue titles. Instead, the major motion picture studios will most likely continue to sell DVD titles directly to retailers. As our liquidity condition allows, we expect to continue to license exclusive DVD and other home entertainment format content, but we may not remain competitive against licensing entities with greater financial resources, and independent program suppliers may distribute their programming themselves rather than through us. In addition, our success will continue to depend upon our ability to identify and secure rights to exclusive content that appeals to consumers.

We have a high concentration of sales to relatively few customers, the loss of which may adversely impact our liquidity, business, results of operations and financial condition. In fiscal 2010, Amazon.com, Inc. and AEC accounted for approximately 17% and 14% of our net revenues, respectively. In fiscal 2009, Amazon.com, Inc. accounted for approximately 14% of our net revenues. Additionally, our top five customers accounted for over 53% of our fiscal 2010 net revenues.

We may be unable to maintain favorable relationships with our retailers and distributors. Further, our retailers and distributors may be adversely affected by economic conditions. For example, the parent of AEC underwent a bankruptcy reorganization in 2009. If we lose any of our top customers or if any of these customers reduces or cancels a significant order, it could have an adverse effect on our liquidity, business, results of operations and financial condition.

Our high concentration of sales to relatively few customers may result in significant uncollectible accounts receivable exposure, which may adversely impact our liquidity, business, results of operations and financial condition. At March 31, 2010, Amazon.com, Inc. and AEC accounted for 18% and 13%, respectively, of our gross accounts receivable. At March 31, 2009, Anderson Merchandisers, AEC and Amazon.com, Inc. accounted for approximately 12%, 11%, and 10%, respectively, of our gross accounts receivable.

Due to the concentration of sales to relatively few customers, we face credit exposure from our retail customers and may experience uncollectible receivables from these customers should they face financial difficulties. If these customers fail to pay their accounts receivable, file for bankruptcy or significantly reduce their purchases of our programming, it would have an adverse effect on our business, financial condition, results of operations, and liquidity.

We have a high concentration of sales from relatively few titles, which may impact future net revenues if we do not acquire additional titles. Our top five fiscal 2010 new release exclusive titles on DVD accounted for approximately 14% of our fiscal 2010 net revenues. Our top ten fiscal 2010 new release exclusive titles on DVD accounted for approximately 18% of our fiscal 2010 net revenues. Sales for these catalogue titles have decreased over time and will probably continue to do so until our rights expire. If we are unable to acquire titles of equal or greater strength and popularity to replace the revenue provided by our existing titles, our future net revenues will be negatively impacted.

Our acquisition of cast-driven finished feature film content may not be successful, which could adversely impact our business, results of operations and financial condition. We are primarily known as an aggregator of exclusive distribution rights for eclectic, non-feature film entertainment programming. In our effort to focus on cast-driven finished feature films, we face competition from other distribution entities that are well known for acquiring and distributing this genre of programming. We face competition from better-capitalized entities, including the major motion picture and independent studios, and may be unable to offer the same upfront money required to secure the rights for certain available programming. While we have key members of management and staff with feature film acquisition, sales and marketing talent and experience, we may not be ultimately successful in acquiring or selling feature film content competitively or to the extent of our current plans. With the maturation of the DVD market, our inability to successfully acquire or sell feature film content could adversely impact our business, results of operations and financial condition.

We are subject to risks associated with our strategy of pursuing acquisitions, joint ventures and partnering arrangements. A key element of our current business strategy is acquiring accretive businesses and entering into joint ventures and other creative partnering arrangements, which pose unique risks. For example, regardless of whether we complete any such transaction, its negotiation, as well as the integration of any acquired business, could require us to incur significant costs and cause diversion of management's time and resources. We may not realize the anticipated benefit from any of the transactions we pursue. Further, any such transaction could also potentially result in the future impairment of goodwill and other intangibles, development write-offs and other related expenses. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Our inability to gauge and predict the commercial success of our programming could adversely impact our business, results of operations and financial condition. Operating in the entertainment industry involves a substantial degree of risk. Each music performance, feature film or other programming title is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a title also depends upon the quality and acceptance of other competing programs or titles released into the marketplace, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted with certainty. Timing is also sometimes relevant to a program's success, especially when the program concerns a recent event or historically relevant material (e.g., an anniversary of a historical event which focuses media attention on the event and accordingly spurs interest in related content). Our success will depend in part on the popularity of our content which, in turn, depends on our ability to gauge and predict expected popularity. Even if a film achieves success during its theatrical release, the popularity of a particular program and its ratings may diminish over time. Our inability to gauge and predict the commercial success of our programming could adversely impact our business, results of operations and financial condition.

Our current DVD and CD genre revenue concentrations may become unpopular with our retail customers and end-consumers, which may adversely impact our business. During fiscal 2010 and 2009, our DVD sales were heavily weighted toward comedy, music and television-related DVD programming and feature film programming. We may not be able to successfully continue producing or acquiring content in the same genres, or achieve the same strength within these genres. If we are unable to compete successfully in the home entertainment market for higher-profile DVD and CD content, our business may be adversely impacted.

Inventory obsolescence may adversely impact our business, results of operations and financial condition. We maintain a substantial investment in DVD and CD inventory. If we overestimate the demand for a particular title, we may warehouse significant quantities of that title. Retained inventory occupies valuable storage space and may become obsolete as our distribution term for the title expires. Although we may sell the inventory at a deeply discounted price toward the end of the distribution term to recoup our manufacturing, storage and other costs, there is no guarantee that a market will exist for a given title, even at the deeply discounted price. Alternatively, we may want to renew the exclusive distribution rights to an expiring title, but there is no guarantee that we will be able to do so, or do so on terms acceptable to us. Additionally, our royalty and distribution fee agreements sometimes contain terms, such as minimum royalties per unit and music publishing fees, which effectively prevent us from steeply discounting the price on some titles. Failure to sell obsolete inventory may adversely impact our business, results of operations and financial condition.

We may be unable to recoup advances paid to secure exclusive distribution rights. Our most significant costs and cash expenditures relate to acquiring content for exclusive distribution. Most agreements to acquire content require upfront advances against royalties or net profits expected to be earned from future distribution. The advance amounts are derived from our estimate of net revenues that will be realized from our distribution of the title. Although these estimates are based on management's knowledge of current events and actions management may undertake in the future, actual results will differ from those estimates. If sales do not meet our original estimates, we may (i) not recognize the expected gross margin or net profit, (ii) not recoup our advance or (iii) record accelerated amortization and/or fair value write-downs of film costs, including the advances paid. We recorded accelerated amortization and fair value write-downs of film costs in the amounts of $5.5 million and $6.7 million in fiscal 2010 and fiscal 2009, respectively. Any of these events may adversely impact our business, results of operations and financial condition.

Risks associated with distributing our programming internationally may adversely impact our business, results of operations and financial condition. We distribute our programming internationally. As a result, our business may be subject to various risks inherent in international trade, many of which are beyond our control. Risks faced in distributing our programming internationally include:

- cancellation or renegotiation of contracts;
- changes in laws and policies affecting international trade (including taxes);
- credit risk;
- fluctuating foreign exchange rates and controls;
- civil strife;
- acts of war;
- guerilla activities;
- insurrection;
- terrorism;
- changing retailer and consumer tastes and preferences with regard to our programming;
- differing degrees of protection of our intellectual property;
- cultural barriers; and
- potential instability of foreign economies and governments.

Any of the foregoing risks may adversely impact our international sales, which may adversely impact our business, results of operations and financial condition.

Inability to maintain relationships with our program suppliers and vendors may adversely impact our business. We receive a significant amount of our revenue from the distribution of those DVDs for which we already have exclusive agreements with program suppliers. However, those titles in production which have been financed by us may not be timely delivered as agreed or be of expected quality. Delays or inadequacies in delivery of titles, including rights clearances, could negatively impact the performance of any given quarter or fiscal year. In addition, our business, results of operations and financial condition may be adversely impacted if:

- we are unable to renew our existing agreements as they expire;
- our current program suppliers do not continue to support the DVD format in accordance with our exclusive agreements;
- our current content suppliers do not continue to license titles to us on terms favorable to us; or
- we are unable to establish new beneficial supplier relationships to ensure acquisition of exclusive titles in a timely and efficient manner.

We may not be able to keep pace with technological advances, which may adversely impact our business, results of operations and financial condition. The entertainment industry in general, and the music and motion picture industries in particular, are continuing to undergo significant changes, primarily due to technological developments, including Blu-ray and digital delivery. Because of the rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, distributing entertainment programming. If we are unable to keep pace with accepted technological advances in delivering entertainment programming, our business, results of operations and financial condition may be adversely impacted.

Failure by third parties to promote our programming may adversely impact our business. Decisions regarding the timing of release and promotional support of the programming we license and distribute are important in determining the success of a particular music concert, feature film or related product. We may not control the manner in which a particular artist, film or related product is marketed and promoted, and we may not be able to fully control our corresponding DVD or CD releases. Although artists, record companies, studios and producers have a financial interest in the success of any concerts or films distributed by us, any marketing or promotional decision or restriction by such persons may negatively affect the success of our titles.

An increase in product returns may adversely impact our business, results of operations and financial condition. As with the major studios and other independent companies in this industry, we experience a relatively high level of product returns as a percentage of our revenues. Our allowances for sales returns may not be adequate to cover potential returns in the future, particularly in the case of consolidation within the home video retail marketplace which, when it occurs, tends to result in inventory consolidation and increased returns. Our experience over two of the past three years has been one of increasing return rates, and we expect this trend to continue. A continuation of increasing return rates may adversely impact our business, results of operations and financial condition.

We may not possess satisfactory rights in our properties, which may adversely impact our business, results of operations and financial condition. Although we require satisfactory chain of title information to our exclusively licensed content, as well as errors and omissions insurance and indemnification from our content providers, the risk exists that some programs may have a defective chain of title. The validity and ownership of rights to some titles can be uncertain and may be contested by third parties, which may result in litigation that could result in substantial costs and the diversion of resources, and could have a material adverse impact on our business, results of operations and financial condition.

Protecting and defending against intellectual property claims may have a material adverse impact on our business, results of operations and financial condition. Our ability to compete in the home entertainment industry depends, in part, upon successful protection of our intellectual property rights. We protect our property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in some jurisdictions. In some jurisdictions of our distribution, there are no copyright and/or trademark protections available. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or portions or applications of our intended productions.

In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the resulting diversion of resources could have an adverse effect on our business, results of operations or financial condition.

From time to time, we may also receive claims of infringement of other parties' proprietary rights. Regardless of the validity or the success of the claims, we could incur significant costs and diversion of resources in defending against such claims, which could have an adverse effect on our business, financial condition or results of operations.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel, our ability to develop and successfully market our business could be harmed. Our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Moreover, we believe that our success greatly depends on the contributions of our executive management, including Chief Executive Officer Theodore S. Green, Chief Operating Officer and Chief Financial Officer John P. Avagliano, Vice Chairman John W. Hyde, Chief Acquisitions Officer Bill Bromiley, Executive Vice President Raymond Gagnon and Executive Vice President,

Operations Rick Eiberg. Although we have employment agreements with executive management, any of our employees may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. The loss of any key employees or the inability to attract or retain qualified personnel could delay the acquisition of content and harm the market's perception of us. Competition for the caliber of talent required to acquire and distribute content continues to increase. If we are unable to attract and retain the qualified personnel we need to succeed, our business, results of operations and financial condition will suffer.

The occurrence of uninsured events may adversely impact our business, results of operations and financial condition. We maintain insurance to protect us against various risks related to our operations. This insurance is maintained in types and amounts that we believe to be reasonable. However, we may elect to limit coverage or not to carry insurance for some risks because of the high premiums associated with insuring those risks or for various other reasons. For example, we do not carry earthquake insurance in light of the steep increase in premiums in Southern California after the Northridge earthquake in January 1994. The occurrence of uninsured events or events for which we are not adequately insured may adversely impact our business, results of operations and financial condition.

We face direct and indirect foreign currency exchange risk. We distribute some of our licensed DVD programming (for which we hold international distribution rights) internationally through sub-licensees such as Universal Music Group International and Digital Site, and the sales transactions underlying these relationships are denominated in currencies other than the U.S. Dollar. Although we receive payments in U.S. Dollars from our sublicensors, fluctuations in foreign currencies relative to the U.S. Dollar could affect the amount of these payments. For example, if the U.S. Dollar strengthens compared to either the Euro or the Yen, our sublicensors' reported royalties to us on a title-by-title basis and in the aggregate would decline (assuming consistent unit sales) and thus reduce our revenues. To date, we have not entered into foreign currency exchange contracts. Even if we were to implement hedging strategies to mitigate this risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, including ongoing management time and expertise, external costs to implement the hedging activities and potential accounting implications.

We depend on third-party shipping and fulfillment companies for the delivery of our products. If these companies experience operational difficulties or disruptions, our business could be adversely impacted. We rely on Arvato Digital Services, our disc replication and fulfillment partner, to determine the best delivery method for our products. Arvato relies entirely on arrangements with third-party shipping companies, principally UPS and Federal Express, for small package deliveries and less-than-truckload service carriers for larger deliveries, for the delivery of our products. The termination of arrangements between Arvato and one or more of these third-party shipping companies, or the failure or inability of one or more of these third-party shipping companies to deliver products on a timely or cost-efficient basis from Arvato to our customers, could disrupt our business, reduce net sales and harm our reputation. Furthermore, an increase in the amount charged by these shipping companies could negatively affect our gross margins and earnings.

Legislative actions, higher directors' and officers' insurance costs and potential new accounting pronouncements are likely to cause our general and administrative expenses to increase and impact our future financial condition and results of operations. In order to comply with the Sarbanes-Oxley Act of 2002, as well as ongoing changes to rules adopted by the Securities and Exchange Commission, we have been required to strengthen our internal controls, hire additional personnel and retain additional legal, accounting and advisory services, all of which have caused, and could continue to cause, our general and administrative costs to increase. In addition, insurers have increased and could continue to increase premiums for our directors' and officers' insurance policies. As a result, it may be more expensive for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These principles are subject to interpretation by various governing bodies, including the Financial Accounting Standards Board, the Public Company Accounting Oversight Board, and the Securities and Exchange Commission, which create and interpret appropriate accounting standards. Changes in or new accounting standards could have a significant adverse effect on our results of operations.

Risks Relating to Our Industry

The standard DVD format has matured. During calendar 2009, the DVD marketplace experienced the third straight year-over-year decline for the category since the format debuted in 1997. Home Media Magazine and Strategic Analytics reported in the fourth quarter of our fiscal 2010 a noticeable decline in packaged media units (including DVD and Blu-ray) actually sold globally to consumers in 2009. We generated approximately 87% and 89% of our net revenue in fiscal 2010 and 2009, respectively, from the sale of standard DVDs. The continued maturation of the standard DVD format may adversely impact our business, results of operations and financial condition. For more information regarding the trend of the DVD format maturation, see "Business – Industry Trends" above.

Decreasing retail prices for DVDs may negatively impact our revenues and gross profit margins. The home entertainment programming market in which we compete is rapidly evolving and intensely competitive. Many of our competitors, including major studios, are increasingly offering programming, particularly DVD programming, at lower prices. They may be able to produce or secure content on more favorable terms and may be able to adopt more aggressive pricing policies than us. While we strive to improve our operating efficiencies and leverage our fixed costs so that we can afford to pass along these savings to our customers in the form of lower prices, the industry trend of lowering prices may, over time, lead to higher levels of competition and, therefore, lost sales, decreased profit margins or decreased overall revenues.

Decreasing retail shelf space for our industry may limit sales of our programming, which may adversely impact our business, results of operations and financial condition. We face increasing competition from major motion picture studios, music labels and other independent content suppliers for limited retail shelf space and retailer open to buy dollars. Our exclusive content competes for a finite amount of shelf space against a large supply and diversity of entertainment content from other suppliers. New DVD releases generally exceed several hundred titles a week. We believe this competition can be especially challenging for independent labels like us, because the new DVD releases of major studios often have extremely high visibility and sales rates in the millions of units, and typically require much more shelf space to support.

Shelf space limitations at our "brick and mortar" retail customers are exacerbated by the arrival of a sole high-definition DVD format - Blu-ray. The combination of standard discs, premium discs and special-edition boxed sets across up to two formats means that a release can come in as many six different configurations. With the possible exception of our most popular new release titles and top-selling catalogue titles, it can be a challenge to obtain the product placement necessary to maximize sales, particularly among the limited number of major retailers who comprise our core "brick and mortar" customers. The continued retailer trend toward greater visibility for titles at the expense of quantity (i.e., "face out" rather than "spine out" DVD placement) has the effect of reducing the total number of titles actually carried by a retailer. For more information regarding decreasing retail shelf space due to DVD releases of major studios, see "Business – Competition" above.

For retailers, reconciling the expanding DVD catalog with limited shelf space is becoming increasingly urgent. Meanwhile, rights holders like Image and other non-studio content providers have a growing concern that many titles are simply not strong enough to secure shelf space. If we are unable to secure sufficient shelf space for our programming, our business, results of operations and financial condition may be adversely impacted.

Illegal piracy may reduce our revenues and adversely impact our results of operation. The music industry is facing a major challenge in the form of illegal piracy resulting from Internet downloading and CD recorders. This piracy has negatively affected industry revenues and profits. As DVD recorders, DVRs and high-speed Internet connections become more popular, and the storage capacity of personal computers increases, we may face greater piracy concerns with respect to our core DVD business. Motion picture piracy is already extensive in many parts of the world and is made easier because of technological advances and the conversion of motion pictures into digital formats. The proliferation of unauthorized copies of these products may reduce the revenue we receive from our products, which may cause an adverse material impact on our business. In order to contain this problem, we require our retail distribution partners to implement elaborate and costly security and anti-piracy measures such as geo-filtering, which could result in significant expenses and loss of revenue. Even with such security and anti-piracy measures, we may be unable to prevent illegal piracy.

If DVD cannot compete successfully with other formats of home entertainment, our revenues may be adversely impacted. The DVD format competes with other formats of in-home entertainment, including network, syndicated, cable and pay-per-view television, home satellite systems and video gaming systems. The DVD format also competes with new and emerging technologies in the entertainment industry, including Blu-ray, entertainment programming on the Internet, video-on-demand, high-definition television, and optical discs with greater storage capacity. These alternate home entertainment formats and emerging content delivery technologies may adversely impact the overall market for our DVD sales, especially if we are unable to continue to adapt and exploit the development and advancement of emerging technology.

The motion picture industry is rapidly evolving, and recent trends have shown that audience response to both traditional and emerging distribution channels is volatile and difficult to predict. The entertainment industry in general and the motion picture industry in particular continue to undergo significant changes, due both to shifting consumer tastes and to technological developments. New technologies, such as video-on-demand and Internet distribution of films, have provided motion picture companies with new channels through which to distribute their films. Accurately forecasting both the changing expectations of movie audiences and market demand within these new channels has proven challenging.

We cannot accurately predict the overall effect shifting audience tastes, technological change or the availability of alternative forms of entertainment may have on the distributor. In addition to uncertainty regarding the DVD market, there is uncertainty as to whether other developing distribution channels and formats, including video-on-demand, Internet distribution of films and high-definition, will attain expected levels of public acceptance or, if such channels or formats are accepted by the public, whether we will be successful in exploiting the business opportunities they provide. Moreover, to the extent that these emerging distribution channels and formats gain popular acceptance, the demand for delivery through DVDs may decrease.

Risks Relating to Our Stock

Our recent issuance of preferred stock resulted in substantial dilution to our stockholders, and the rights of the holders of preferred stock could render future financings and merger and acquisition transactions more difficult. On January 8, 2010, we raised gross proceeds of $22.0 million through the sale and issuance to affiliates of JH Partners, LLC (or *JH Partners*) of 22,000 shares of newly designated Series B Cumulative Preferred Stock and 196,702 shares of newly designated Series C Junior Participating Preferred Stock. The initial Series C Preferred Stock sold to these investors would convert into 196,702,000 shares of our common stock (subject to adjustment upon any stock dividends, stock splits or other similar recapitalization with respect to the Series C Preferred Stock). While this private placement provided us with additional working capital required to repay outstanding indebtedness and fund continuing operations, the transaction was extremely dilutive to our existing stockholders, and the agreements with the purchasers contain terms and covenants that could result in additional dilution to our stockholders due to a remaining purchase right, as of the time of this filing, to acquire up to 3,700 additional shares of Series B Preferred Stock and 33,081.7 additional shares of Series C Preferred Stock (convertible into an additional 33,081,700 shares of common stock, subject to adjustment upon the occurrence of certain events), all of which could render future financings and merger and acquisition transactions more difficult.

In the event of any merger or acquisition of Image, each share of Series B Preferred Stock will be entitled to receive an amount in cash equal to the sum of (i) a liquidation preference of $1,000 per share (subject to adjustment upon any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) and (ii) the amount per share equal to accrued but unpaid dividends, which accrue on a cumulative compounding basis at a rate of 12% per annum on the liquidation preference of $1,000 per share. If we enter into an acquisition or merger transaction in which shares of our common stock are exchanged for or converted or changed into other stock or securities, cash or any other property, then each share of Series C Preferred Stock will be similarly exchanged, converted or changed into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash or other property into which each share of our common stock is converted, changed or exchanged (subject to adjustment upon the occurrence of certain events).

Because of its significant stock ownership, our largest stockholders can exert significant influence over our future direction. On January 8, 2010, affiliates of JH Partners purchased 22,000 shares of newly designated Series B Preferred Stock and 196,702 shares of newly designated Series C Preferred Stock. After subsequent transactions involving our capital stock, the Series C Preferred Stock currently held by JH Partners affiliates is convertible, at the option of the holders, into 176,137,700 shares of our common stock (subject to adjustment upon the occurrence of certain events), representing approximately 77.03% of our outstanding voting securities as of June 1, 2010. As of the time of this filing, the investors have a remaining purchase right acquire up to 3,700 additional shares of Series B Preferred Stock and 33,081.7 additional shares of Series C Preferred Stock (convertible into an additional 33,081,700 shares of common stock (subject to adjustment upon the occurrence of certain events)) that could further increase their ownership. Prior to conversion, the Series C Preferred Stock votes together as one class with the holders of our common stock (except as provided by law or our certificate of incorporation) and each share of Series C Preferred Stock entitles the holder to 1,000 votes (subject to adjustment upon the occurrence of certain events) on all matters submitted to a vote of stockholders. In connection with the sale of the shares, the affiliates of JH Partners appointed the three current members of our board of directors, two of whom work for JH Partners. Therefore, JH Partners is able to significantly influence all matters requiring approval by our stockholders, including the election of directors, the approval of mergers or other business combination transactions or a sale of all or substantially all of our assets. The interests of JH Partners may not coincide with the interests of other holders of our common stock.

As a result of our delisting from The Nasdaq Stock Market, we are not currently subject to its corporate governance requirements and you may not have the same protections afforded to stockholders of listed companies. Effective as of February 3, 2010, trading in our common stock was suspended from trading on The Nasdaq Global Market due to, among things, failure to satisfy certain corporate governance requirements for continued listing. The Nasdaq Stock Market imposes certain corporate governance requirements on listed companies. For example, listed companies must, among other things, have a majority of independent board members and fully independent audit, nominating and compensation committees. As a result of our sale of preferred stock to certain affiliates of JH Partners in January 2010, our board was replaced in its entirety with individuals that were nominated by the affiliates of JH Partners. Our current board of directors consists of three members — Theodore S. Green, our Chief Executive Officer and Chairman of the Board, and Patrick M. Collins and Michael J. John, each of whom is employed by JH Partners. None of the new directors are "independent" as that term is defined for board and audit committee members by the listing rules of The Nasdaq Stock Market and Rule 10A-3 of the Securities Exchange Act of 1934. The new board of directors has not formed a separate audit committee and, therefore, the entire board of directors is acting as the audit committee until we can find and appoint independent directors to form a separate audit committee comprised solely of independent directors. While we are in the process of finding independent directors to serve on the board and to comprise a separate audit committee, we may not find a sufficient number of qualified individuals willing to serve. In addition, the new board has not formed separate compensation or nominating committees. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to, and in full compliance with, the corporate governance requirements of a securities exchange.

Our stock price may be subject to substantial volatility, and you may lose all or a substantial part of your investment. Our common stock currently trades in the over-the-counter market on the OTCQB marketplace. There is a limited public float, and trading volume historically has been limited and sporadic. From June 1, 2009 through June 1, 2010, the closing price of our common stock ranged between $0.17 and $1.16 per share on volume ranging from none to over 2.3 million shares per day. As a result, the market price for our common stock may not necessarily be a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including the number of shares available for sale in the market, quarterly variations in our operating results, actual or anticipated announcements of new releases by us or competitors, the gain or loss of significant customers, changes in the estimates of our operating performance, and market conditions in our industry and the economy as a whole.

You may find it difficult to dispose of your shares. There is currently a limited trading market for our common stock on the OTCQB marketplace. The ability to trade our common stock on the OTCQB marketplace depends on the presence and investment decisions of willing buyers and sellers. Therefore, the market of investors who are willing to purchase our common stock is limited, the volume of our common stock traded on a daily basis is low, and the liquidity of our common stock is constrained. Prices for securities traded solely on the OTCQB marketplace may be difficult to obtain. This very limited liquidity, marketability, the reduced public access to price quotations and lack of a regular trading market may depress the market price of our common stock. As a result, an investor might find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

Trading in our common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a "penny stock" (generally, any equity security not listed on a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions). Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of shareholders to borrow against or "margin" low-priced stocks, and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current price of the common stock can result in an individual shareholder paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. This factor may also limit the willingness of institutions to purchase our common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

The delisting of our common stock from The Nasdaq Global Market could result in loss of investors, increased obligations under state securities laws, decreased coverage by securities analysts and a higher cost of capital. Effective as of February 3, 2010, trading in our common stock was suspended from trading on The Nasdaq Global Market. The quotations for our common stock now appear on the OTCQB marketplace of Pink OTC Markets Inc. Delisting from The Nasdaq Global Market subjects us to numerous consequences that may adversely affect our business, including the loss of investors. Further, delisting may result in decreased coverage by securities analysts.

In addition, our ability to raise additional capital through equity financing, and attract and retain personnel by means of equity compensation, may be impaired. Furthermore, we may experience decreases in institutional and other investor demand, analyst coverage, market-making activity, and information available concerning trading prices and volume, and fewer broker-dealers may be willing to execute trades with respect to our common stock. The delisting may decrease the attractiveness of our common stock and cause the trading volume of our common stock to decline significantly, which could result in a significant decline in the market price of our common stock.

We intend to seek to be relisted on a securities exchange at some point in the future; however, we may not be able to satisfy the standards for listing on an exchange, an exchange may not approve our listing and the timing of any relisting is uncertain.

Any future sales of equity may significantly impact the market price of our common stock. Future sales of substantial amounts of our common stock, including significant equity compensation grants we agreed to award our executive management subsequent to March 31, 2010, shares that we may issue upon exercise of outstanding options, warrants and other convertible securities, and shares issuable upon conversion of outstanding shares of our Series C Preferred Stock, could adversely impact the market price of our common stock. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.

If we are unable to conclude that our internal control over financial reporting is effective, our stock price may be negatively impacted. Section 404 of the Sarbanes-Oxley Act of 2002 and the accompanying rules and regulations promulgated by the SEC to implement it require us to include in our Form 10-K an annual report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting that cannot be remediated in a timely manner, we will be unable to assert such internal control is effective. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of our internal control over financial reporting with the applicable policies or procedures may deteriorate. If we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which may have an adverse impact on our stock price.

Certain provisions in our charter documents and Delaware law, as well as our stockholder rights plan, could discourage takeover attempts and lead to management entrenchment. Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

- the exclusive right of our board of directors to elect a director to fill any vacancies, which prevents stockholders from being able to fill vacancies on our board of directors;

- the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- a prohibition on stockholder action by written consent or electronic transmission, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that, except as required by law and subject to any rights of holders of preferred stock, a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president and the secretary, in each case pursuant to a resolution of the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located in Chatsworth, California and consist of approximately 30,000 square feet leased on one floor of a multi-tenant building. The monthly rent is approximately $46,000 per month, on a gross basis. The office lease, as amended, has an initial 10-year term expiring June 30, 2014 with two five-year options. Although a base level of operating expenses is included in the rent payment, we are responsible for a percentage of actual annual operating expense increases, capped at 5% annually. All of our business segments are located in the Chatsworth facility.

We believe that our current office is adequate to meet our needs, and that additional facilities will be available for lease, if necessary, to meet our future needs.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, we are subject to proceedings, lawsuits and other claims, including proceedings under government laws and regulations relating to employment and tax matters. While it is not possible to predict the outcome of these matters, it is the opinion of management, based on consultations with legal counsel, that the ultimate disposition of known proceedings will not have a material adverse impact on our financial position, results of operations or liquidity.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock began trading on the OTCQB Marketplace of the Pink OTC Markets Inc. beginning on February 3, 2010. Prior to that date, we traded on The NASDAQ Global Market® under the symbol "DISK." The table below presents the quarterly high and low sales prices as reported by Pink OTC Markets Inc. and The NASDAQ Global Market during the past two fiscal years. Quotations from Pink OTC Markets Inc. reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

Fiscal Year Ended March 31, 2010	High	Low
Quarter ended June 30, 2009	$ 1.630	$ 0.810
Quarter ended September 30, 2009	$ 0.930	$ 0.625
Quarter ended December 31, 2009	$ 0.860	$ 0.210
Quarter ended March 31, 2010	$ 0.354	$ 0.170

Fiscal Year Ended March 31, 2009	*High*	Low
Quarter ended June 30, 2008	$ 1.850	$ 0.800
Quarter ended September 30, 2008	$ 1.290	$ 0.750
Quarter ended December 31, 2008	$ 2.150	$ 0.410
Quarter ended March 31, 2009	$ 2.390	$ 0.730

Stockholders

As of June 15, 2010, there were approximately 26,605,718 shares of our common stock issued and outstanding, which were held by 950 holders of record. The number of holders of record does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividend Policy

Except as described below, our loan agreement with Wachovia prohibits the payment of dividends. For more information on these restrictions, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources." We have never paid a cash dividend on our common stock, and we presently intend to retain all future earnings, if any, for business development.

Under the terms of our Series B preferred stock, we are required to accrue dividends at a rate of 12% per year. These dividends are accrued, but may not be declared and paid without Wachovia's approval. So long as any shares of Series B Preferred Stock are outstanding and until all dividends on the Series B Preferred Stock have been paid or declared and set aside for payment, we are prohibited from, among other things, declaring or paying any dividend (whether in cash or property) and from making any other distribution on any shares of our preferred stock or common stock. Our ability to satisfy our dividend obligations, including making the payments described above, will depend upon our future operating performance on economic, financial, competitive, and other factors, many of which may be beyond our control.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. As described in Item 1A of this Annual Report under the heading "Forward-Looking Statements," our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could contribute to such differences include those discussed elsewhere in Item 1A of this Annual Report under the heading "Risk Factors." You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. Except as may be required under federal law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related footnotes included in Item 8 of this Annual Report.

Overview

General

We are a leading independent licensee and distributor of home entertainment programming in North America. We have three business segments:

- Domestic (U.S. and Canada)
- Digital
- International

Our domestic segment primarily consists of the acquisition, production and distribution of exclusive DVD/Blu-ray content in North America and the exploitation of our North American broadcast and non-theatrical rights. Our digital segment consists of revenues generated by the digital distribution of our exclusive content via video-on-demand, streaming video and downloading. Our international segment includes the international video sublicensing of all formats and exploitation of broadcast rights outside of North America. For more information on our business segments, see "Business—Business Segments" elsewhere in this Annual Report.

Revenue Sources

Our primary source of revenues continues to be from the acquisition and distribution of exclusive DVD content, including Blu-ray, in North America, which accounted for approximately 87% and 89% of our consolidated net revenues in fiscal 2010 and 2009, respectively. The acquisition and distribution of exclusive Blu-ray content in North America accounted for approximately 10% and 6% of our consolidated net revenue in fiscal 2010 and 2009, respectively.

Revenues derived from the digital distribution of our exclusive content rights continue to grow as a percentage of revenues. Net revenues from our digital segment accounted for approximately 4.5% and 3.2% of our consolidated net revenue in fiscal 2010 and 2009, respectively.

Revenues derived outside the U.S. and Canada are considered international and primarily represent proceeds from sublicenses with Universal Music Group International, Warner Music Australia and Digital Site for their distribution of our exclusive DVD content.

We also derive revenues from broadcast of our content, distribution of CDs and theatrical and non-theatrical revenue streams.

Cost Structure

Our most significant costs and cash expenditures relate to acquiring content for exclusive distribution and, to a lesser extent recently, the funding of content production or co-production for exclusive distribution. Additionally, we incurred substantial legal, investment banking and other expenses during fiscal 2010 and prior fiscal years related to the investment transactions described below, a proxy contest and negotiation-related disputes, and the eventual termination of proposed merger agreements between us and potential acquirers.

We are acquiring primarily North American distribution rights to completed feature films while maintaining our focus on acquiring distribution rights to genres that have been successful in the past. We continue to seek early trend opportunities in advance of mainstream acceptance in an effort to keep acquisition costs lower by bringing titles to market before spikes in demand drive up acquisition costs.

We generally acquire programming through exclusive license agreements, whereby we either pay royalties or receive distribution fees and pay net profits after recoupment of our upfront costs. Upon entering into a typical royalty agreement, we pay, as an advance, royalties which normally become due to the content supplier 45 days following the quarter in which the sale of the title to our retail customers has occurred. Under a typical exclusive distribution agreement, we may pay upfront fees, which are expressed as advances against future net profits, or we may pay for the cost of the content's production in advance.

In addition to advances, upfront fees and production costs, the other significant costs we incur are:

- DVD/BD replication;
- packaging;
- advertising, promotion, and market development funds provided to retail customers;
- domestic shipping costs from self-distribution of exclusive content;
- personnel; and
- music publishing on exclusive music-related DVD/BD and CD titles.

We focus on achieving long-term, sustainable growth and profitability. We also seek to improve our cash flow position in order to continue funding operations and licensing, or entering into exclusive distribution agreements, for high-quality entertainment content.

Fiscal 2010 Highlights

- Consolidated net revenues decreased 28.8% to $93,070,000 for fiscal 2010, from $130,691,000 for fiscal 2009.
    - Digital distribution revenues decreased 0.6% to $4,171,000, from $4,198,000 in fiscal 2009.
    - Domestic DVD revenues decreased 33.9% to $71,248,000, from $107,776,000 in fiscal 2009.
    - Domestic Blu-ray revenues increased 17.0% to $9,463,000, from $8,090,000 in fiscal 2009.
    - Broadcast revenues decreased 15.8% to $4,159,000, from $4,942,000 in fiscal 2009.

- Consolidated gross profit margins were 20.1% for fiscal 2010, compared to 21.0% for fiscal 2009.
    - The gross profit margins in fiscal 2010 include a $2.8 million fourth quarter charge representing accelerated amortization and fair value write-downs, down from a fourth quarter fiscal 2009 charge for accelerated amortization and fair value write-downs of $4.8 million. See "— Trends Impacting Our Business" below. The fourth quarter fiscal 2010 charge negatively impacted fiscal 2010 gross margins by 3.0%, down from 3.7% for the fourth quarter fiscal 2009 charge.

- Consolidated selling expenses were 12.1% and 10.9% of net revenues for fiscal 2010 and 2009, respectively.

- Consolidated general and administrative expenses were $18,614,000 for fiscal 2010, up 10.3% from $16,879,000 for fiscal 2009. See "—Results of Operations—General and Administrative Expense" below.

- Noncash interest expense for fiscal 2010 associated with our manufacturing advance and convertible note totaled $675,000, down 53.8% from $1,461,000 in fiscal 2009.

- Our net loss applicable to common shareholders for fiscal 2010 was $6,950,000 ($0.31 per diluted share), compared to a net loss of $1,804,000 ($0.08 per diluted share) for fiscal 2009.

- We executed a strategic realignment plan and cost reduction plan. See "—Liquidity and Capital Resources – Liquidity – Strategic Realignment and Cost Reduction Plan" below.

- We completed a sale of preferred stock to JH Partners. See "—Recent Events—Transaction with JH Partners" below.

- In March 2010, we announced the departure of then-President and Chief Financial Officer, Jeff M. Framer. Mr. Framer was replaced by Mr. Theodore S. Green, Chairman and Chief Executive Officer and John P. Avagliano, Chief Operating Officer and Chief Financial Officer, who were appointed by the new Board of Directors following the JH Partners transaction.

The highlights above and the discussion under "Recent Events" below are intended to identify some of our more significant events and transactions during our fiscal year ended March 31, 2010, but should be read in conjunction with the discussions below under "—Results of Operations" and "—Liquidity and Capital Resources" and with our consolidated financial statements and footnotes included in Item 8 of this Annual Report.

Recent Events

Transaction with JH Partners

On January 8, 2010, we sold to JH Partners Evergreen Fund, L.P. (or *JH Evergreen*), JH Investment Partners III, L.P. (or *JH Investment III*) and JH Investment Partners GP Fund III, LLC (or *JH Investment GP Fund*, and together with JH Evergreen and JH Investment III, the *Investors*) 22,000 shares of a newly authorized series of our capital stock entitled Series B Cumulative Preferred Stock, par value $0.0001 per share (or *Series B Preferred*), and 196,702 shares of a newly authorized series of our capital stock entitled Series C Junior Participating Preferred Stock, par value $0.0001 per share (or *Series C Preferred*, and together with the Series B Preferred, the *Preferred Shares*), for an aggregate purchase price of $22.0 million. In connection with our sale to the Investors of the Preferred Shares, the Investors acquired control of Image. Due to the voting rights associated with the Series C Preferred as discussed below, after the issuance of the Series C Preferred and the issuance of 3.5 million shares of our common stock, par value $0.0001 per share (or the *Common Stock*), to retire the senior convertible note, as amended, held by Portside Growth and Opportunity Fund (or *Amended Note*) on January 8, 2010, the Investors collectively owned approximately 88.6% of our post-transaction outstanding voting securities. After subsequent transactions involving our capital stock, the Investors owned approximately 77.0% of outstanding voting securities as of June 1, 2010.

After payment to JH Partners, LLC, investor representative of the Investors, of a $1 million transaction fee, akin to an investment banking fee, reimbursement of $650,000 of the Investors' expenses and payment of other transaction-related expenses, we received net proceeds of approximately $19.0 million from the sale of the Preferred Shares. In connection with the closing of the sale of the Preferred Shares on January 8, 2010, we used $15.0 million of the net proceeds, along with the issuance of 3.5 million shares of Common Stock, to repay in full and retire the Amended Note. The remainder of the net proceeds were used to repay other outstanding indebtedness and liabilities and for general working capital.

Pursuant to the Securities Purchase Agreement dated December 21, 2009 with the Investors (as amended, the *SPA*), we agreed to pay JH Partners, LLC, as investor representative of the Investors or its designee a management fee of $300,000 on each of December 31, 2010 and December 31, 2011.

Pursuant to the SPA, we also granted the Investors the right (or the *Purchase Right*) to purchase up to an additional 7,400 shares of Series B Preferred and 66,163.4 shares of Series C Preferred for an aggregate purchase price of $7.4 million. The Purchase Right has expired with respect to an initial tranche of 3,700 shares of Series B Preferred and 33,081.7 shares of Series C Preferred. At any time during the period commencing on January 8, 2010 and ending at 5:00 p.m., Pacific time, on the date that is 360 days after January 8, 2010, the Investors may exercise the remaining tranche as to 3,700 shares of Series B Preferred and 33,081.7 shares of Series C Preferred in whole or in part and in one or more instances. The decision to exercise the Purchase Right will be made by the Investors in their sole discretion and the Investors are not required to exercise the Purchase Right. The net proceeds from the sale of any additional Preferred Shares may only be used by us to (i) acquire rights to additional audio and video entertainment programming, (ii) repay any over-advance under the Loan Agreement or (iii) repay accounts payable incurred by us in the ordinary course of business.

Pursuant to the SPA, the Investors initially provided to Wachovia Capital Finance Corporation (Western), a Wells Fargo Company (or *Wachovia*), a $5.0 million irrevocable standby letter of credit for 90 days, which has been extended through August 6, 2011, as credit support for our revolving line of credit. We have obtained an extension of the revolving line of credit with Wachovia, which now expires on July 31, 2011. As part of the extension, on February 1, 2011 the revolving credit facility limit will become $15 million.

The Series C Preferred is convertible, at the holder's option, into shares of Common Stock at a ratio of 1,000 shares of Common Stock for each share of Series C Preferred (subject to adjustment upon the occurrence of certain events). Unless the conversion ratio is adjusted, the conversion of the initial 196,702 shares of Series C Preferred sold to the Investors would result in the issuance of 196,702,000 shares of Common Stock and the conversion of all of the additional 33,081.7 shares of Series C Preferred subject to the Purchase Right would result in the issuance of 33,081,700 shares of Common Stock, for a total of 262,865,400 shares of Common Stock.

On January 8, 2010 in connection with the closing of the sale of the Preferred Shares as discussed above, we entered into a Registration Rights Agreement (or *RRA*) with the Investors. Pursuant to the RRA, we agreed to register under the Securities Act of 1933 the shares of Common Stock issuable upon conversion of the Series C Preferred under certain circumstances. In connection with the execution of the SPA and RRA, the Rights Agreement providing for preferred stock purchase rights for our stockholders was terminated pursuant to its terms. As a result of the termination of the Rights Agreement, the holders of the preferred stock purchase rights issued pursuant to the Rights Agreement and are no longer entitled to the rights set forth in the Rights Agreement.

New Board of Directors and Management

On January 7, 2010, our then-current board of directors appointed Theodore S. Green, Patrick M. Collins and Michael J. John to our board of directors effective immediately after the closing of the sale of the Preferred Shares on January 8, 2010. Effective January 8, 2010, our existing board of directors resigned. Messrs. Collins and John are each employed by JH Partners, LLC.

On January 9, 2010, our board of directors appointed Theodore S. Green as our Chairman of the Board and Chief Executive Officer, John Avagliano as our Chief Financial Officer and Chief Operating Officer and John Hyde as our Vice Chairman.

Nasdaq Delisting

Our Common Stock was suspended from trading on Nasdaq effective on February 3, 2010. The Common Stock is currently quoted on the OTCQB Marketplace of the Pink OTC Markets Inc. (or *OTCQB*), a centralized electronic quotation service for over-the-counter securities. No assurance can be given that the market makers will continue to make a market in the Common Stock or that the Common Stock will continue to be quoted on the OTCQB.

Movie Gallery's Bankruptcy Filing

On February 2, 2010, Movie Gallery Inc., owner of rental chain Hollywood Video, filed for Chapter 11 bankruptcy protection. Both Movie Gallery and Hollywood Video are customers of Image. Net revenues from Movie Gallery and Hollywood Video for fiscal 2010 were $697,000 and $856,000, respectively. As of March 31, 2010, we recorded an aggregate reserve of $948,000 for potential uncollectible receivables from Movie Gallery and Hollywood Video, which was the net amount due at March 31, 2010 less payments received prior to their bankruptcy filing. It is unclear as to whether we will recover any of the monies owed to us by Movie Gallery or Hollywood Video.

Inventory Write-Down to Fair Value

During calendar 2009, the DVD marketplace experienced the third straight year-over-year decline for the category since the format debuted in 1997. Home Media Magazine and Strategic Analytics reported in the fourth quarter of our fiscal 2010 a noticeable decline in packaged media units (including DVD and Blu-ray) actually sold globally to consumers in 2009.

Image, with its catalog of approximately 3,000 DVD titles and rights to hundreds of high-definition masters that will be released in the new Blu-ray format, is primarily a non-"hits" exclusive DVD distributor. Our sales of previously released (or *catalogue*) titles continue to be negatively impacted by not only the maturation of the DVD marketplace and with it, declining shelf space dedicated to previously released programming, but also by the economic slowdown, which has sharply curtailing retailer purchases from us. The continued effects of the global economic slowdown has led a greater focus by our customers on inventory management and related cash flows.

With retail shelf space declining and more space being allocated for major studio releases and the increased success of Blu-ray, we are focusing more on growing sales to our Internet retailers, with virtual shelf space and sophisticated search engines, to replace declining catalogue sales from our traditional "brick and mortar" retail customers. We are additionally focusing on growing digital revenues. While we are encouraged by the growth in our Internet channel and digital distribution, these activities have not – and are not expected in the near term to – entirely offset the contraction in our DVD sales to retailers. Shelf space allocated to CD titles also continues to shrink as full album CD sales are negatively impacted by less expensive direct digital downloading on a song-by-song basis.

We believe that the current effects of the economic slowdown will ultimately end, and that today's supply chains may have overreacted in preparing for an even greater slowdown. Lack of visibility as to the end of the slowdown, combined with concern over increasing inventory levels, may have caused our customers to overreact by significantly reducing orders. However, management believes it is prudent at this time to more significantly adjust estimates of future revenues by re-evaluating the lifecycle of our DVD and CD content. This re-evaluation is based on current historical title revenue performance during the last 12 months, including the negative impact of the economic slowdown on our sales. For more information on industry trends, see "Item 1. Business – Industry Trends" above.

We regularly re-evaluate our revenue projections. Such re-evaluation has resulted in fair value write-downs of CD and DVD carrying costs, as well as accelerated amortization and fair value write-downs of other film costs, such as unrecouped advance royalties and distribution fees, unrecouped production costs and advance music publishing. These accelerated amortization and fair value write-downs have significantly contributed to our losses over the last several years. For fiscal 2010, we recorded $5.5 million in accelerated amortization and fair value write-downs of our film costs, representing $3.8 million in accelerated amortization and fair value write-downs of advance royalty and distribution fees and $1.7 million in fair value write-downs of inventory. Of those amounts, $1.8 million and $1.0 million, respectively, were recorded in the fourth quarter. Many of the write-downs adjustments were for deeper catalogue titles, for which inventory and unrecouped advance royalties and distribution fees were paid in prior fiscal years.

The sales lifecycle of a title, on average, follows a curve that begins at new release peak levels, followed by phases in which sales diminish, ultimately "tailing" off as the title approaches the end of its agreement term. The decreases in sales after the first year are significantly less than after initial release, resulting in what is often called the "long tail" of the entertainment lifecycle. As the majority of our catalog of approximately 3,000 active DVD titles was released over a year ago, most titles fall into the category of catalogue or "long tail" product. While we experience continuing "tail" sales, with shelf space becoming continually more constrained, we expect a much thinner "tail" or, depending on the title's historical sales, no "tail."

Liquidity and Capital Resources

Liquidity

Our consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. For several years we have incurred significant losses, have not generated sufficient cash to sustain our operations, and have relied on financing activities to supplement cash from operations.

If our losses and negative cash flows continue, we risk defaulting on the terms of our revolving credit facility. A default on our revolving credit facility, if not waived by our lender, could cause all of our long-term obligations to be accelerated, making further borrowing difficult and more expensive, and jeopardize our ability to continue as a going concern. If we are unable to rely solely on existing debt financing, we may find it necessary to raise additional capital in the future through the sale of equity or debt securities, which may result in increased fiscal interest payment obligations, restrictive covenants, further dilution to our stockholders and the granting of superior rights to the investors. There can be no assurance that additional financing will be available on acceptable terms, if at all.

During fiscal 2010, we defaulted on our senior convertible note, which caused cross-defaults on our revolving line of credit and replication and distribution agreement with our exclusive disc manufacturer Arvato, and we were significantly past due in our trade payables, including Arvato. At the end of fiscal 2010, we retired our senior secured convertible note, significantly reduced our vendor obligations, and removed defaults under our revolving credit facility and the replication and distribution agreement. Although we remained past due in our obligations to other creditors at March 31, 2010, we were not significantly past due. The Going Concern Opinion included in our Annual Report on Form 10-K for the year ended March 31, 2009 impacted our relationship with our trade and content suppliers during the fiscal year and their willingness to continue to conduct business with us on terms consistent with historical practice. As a result, our need for cash intensified in the fourth fiscal quarter, and as of March 31, 2010 we were unable to make all payments to all of our suppliers as they became due. This fact, along with losses from operations, our working capital deficit and the expiration date on the Wachovia revolving credit facility of October 25, 2010, caused substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm included a going concern explanatory paragraph in their audit report contained in the 2010 Form 10-K filed on June 29, 2010. On July 29, 2010, the Company was successful in obtaining an extension of the revolving credit facility to July 31, 2011. This extension, together with the continuing effects of our recent recapitalization and improved liquidity, alleviated the substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm reissued their audit report on July 29, 2010 excluding the going concern explanatory paragraph included in their original audit report dated June 29, 2010. Any future substantial doubts about our ability to continue as a going concern may continue to affect our relationship with our trade and content suppliers. These suppliers might respond to an apparent weakening of our liquidity position and, to address their own liquidity needs, may request faster payment of invoices, new or increased deposits or other assurances. If this were to happen, our need for cash would be intensified and we might be unable to make payments to our suppliers as they become due.

A key part of our plan to stabilize and improve our financial condition, among other things, was to recapitalize, retire our senior convertible note with Portside Growth and Opportunity Fund (or *Portside*), cure outstanding defaults under our debt agreements, and improve liquidity.

Reasons for Constrained Liquidity

In addition to the 29% decrease in our net revenues for fiscal 2010, our liquidity is constrained because of the following:

- costly terminated merger processes
- our January 30, 2009 principal payment to Portside
- significant advance payments made for high-profile content not yet released on DVD
- the economic slowdown's negative impact on our customers' buying habits

Costly Terminated Merger Processes

Over the last few years, we have operated through a contentious proxy contest and two terminated merger processes, the last of which terminated in April 2009. Our Board of Directors terminated the two mergers after the prospective buyers failed to secure the ultimate financing necessary to close the transactions. We incurred substantial legal, investment banking and other merger process-related fees. Additionally, we believe the processes, both of which were extended and then terminated, had a negative impact on our perceived financial and operating stability with our major customers and suppliers. Merger-related costs, including legal, investment banking and other related costs, for fiscal 2010 and fiscal 2009 totaled $805,000 and $1.2 million, respectively. Settlement and business interruption fees received by us for the two terminated mergers totaled $1.5 million in fiscal 2010 and $3.0 million in fiscal 2009.

Our January 30, 2009 Principal Payment to Portside

In January 2009, after strong net revenue performance during the first nine months of fiscal 2009, we paid the first $4 million bi-annual principal payment due under the Portside note. This $4 million payment caused cash constraints throughout fiscal 2010. If the Company had been able to amend the note, pushing the due date of this payment further into the future, the Company would have had the capital resources required to acquire additional content for distribution, thereby increasing the potential revenues generated.

Significant Advance Payments Made For High-Profile Content Not Yet Released on DVD/Blu-ray

We have made significant advance payments to secure new cast-driven titles featuring well-known stars such as Sharon Stone that have not yet released on DVD/Blu-ray and accordingly not yet generated revenues. We expect to release such content on DVD/Blu-ray beginning in our second quarter ending September 30, 2010.

The Economic Slowdown's Negative Impact on our Customers' Buying Habits

The global economic slowdown has forced retailers to take a hard look at their operations. Since January 1, 2009, we have experienced a significant reduction in purchases by our retail customers. Our customers have conserved cash, including reducing their inventories by buying less, taking all available credits due them and returning inventory.

To fund our operations, we rely on receivable collections and bank borrowings under our revolving line of credit. Availability under our revolving line of credit is based almost entirely on eligible trade accounts receivables. As a result, decreased sales limit our borrowing availability and therefore our liquidity.

Plans to Improve Our Liquidity

We seek to focus on our strategic operating goals of acquiring and distributing high-profile content in multiple formats while continuing to reduce our cost structure. At the beginning of the 2010 calendar year, we closed our recapitalization with the Investors and commenced a strategic realignment and cost reduction plan. Subsequent to March 31, 2010, we extended the term of our revolving credit facility. The term of the revolving credit facility currently expires on July 31, 2011. As a result, the Company will continue to rely on the availability under this revolving credit facility to maintain its liquidity. The Company continues to evaluate its sources of capital and liquidity, including alternative financing options.

Engagement of Investment Banking Firm and Sale of Equity in Company

In May 2009, we retained Houlihan Lokey Howard & Zukin Capital, Inc. as our exclusive financial advisor to assist us in analyzing a wide range of strategic alternatives, including potential financing or sale transactions.

On January 8, 2010, we sold newly authorized shares of preferred stock to the Investors that represented approximately 88.6% of our post-transaction outstanding voting securities for an aggregate purchase price of $22.0 million. Concurrent with the transaction, we retired our senior secured convertible note with a portion of the net proceeds and shares of our common stock. This recapitalization provided additional liquidity and allowed us to extinguish our senior convertible note with Portside Growth and Opportunity Fund.

Our new management team has successfully implemented a number of cost savings initiatives, including settlement of past payables at reduced amounts, reduced infrastructure costs and continued reductions of other expenses.

Strategic Realignment and Cost Reduction Plan.

Concurrent with our January 2010 recapitalization, Arvato waived a cross-default on our manufacturing agreement, Wachovia waived the cross-default under our revolving credit facility and we subsequently repaid the remaining $1.8 million outstanding manufacturing advance to Arvato. We have negotiated reductions in outstanding obligations with certain creditors and vendors. These negotiated reductions resulted in aggregate debt forgiveness of $5.2 million. An additional annual reduction of rent expense of approximately $500,000 was achieved as the result of a negotiated reduction in the monthly cost for our corporate headquarters. Management believes that continuing to pursue its strategic operating goals of acquiring and distributing high-profile content in multiple formats while significantly reducing our cost structure, along with the recent transaction with JH Partners, the repayment of our outstanding manufacturing advance to Arvato, the retirement of our senior secured convertible note and the reduction of other outstanding obligations, will improve our liquidity.

We have continued acquisition of cast-driven feature films supported by a core revenue base of branded lines of content, including The Criterion Collection, Ghost Hunters, programs created for IMAX exhibition and other types of programs with proven historical results. This allows us to reduce the number of programs we release each month and therefore reduce our costs. Our goal is to shorten our timeline for return on investment on titles, which needs to be the most critical element in selecting titles for acquisition.

We have also begun executing a cost reduction plan which includes reducing personnel, benefit costs, advertising and other marketing expenditures, travel and trade show expenditures and third-party commissions.

- In fiscal 2010, we reduced corporate headcount from 126 employees to 74, saving approximately $5 million in annual personnel costs, including benefits. In May 2010, an additional reduction in force represented savings of approximately $616,000 in annual personnel costs, including benefits.
- Other cost reductions are estimated to save an additional $1.9 million in annual general and administrative and selling expenses. Cost reduction areas include discretionary advertising, trade shows, travel, health care costs, discretionary information technology expenditures and sales commission restructuring.

We can provide no assurance that the results of our strategic realignment and cost reduction plan will be successful enough to provide us liquidity relief.

Working Capital

At March 31, 2010, we had a working capital deficit of $6.3 million. At May 31, 2010, we had a working capital deficit of $6.9 million.

Our working capital has historically been generated from the following sources:

- operating cash flows;
- availability under our revolving line of credit;
- private placement of debt and equity instruments;
- advances from our disc manufacturer, sublicensors, subdistributors; and
- trade credit.

The more significant sources of working capital during fiscal 2010 were:

- business interruption fee of $1.5 million in connection with the termination of the merger agreement with Nyx Acquisitions, Inc.;
- receipt of net proceeds of $19.0 million in connection with the sale of preferred stock to the Investors, net of transaction fees;
- $1.5 million advance on future royalties received from an international sales agent; and
- $1.7 million received for sale of inventory and assignment of rights recorded as deferred revenues.

The more significant uses of working capital during fiscal 2010 were:

- long-term debt repayments of $15.0 million as a result of full satisfaction of the senior convertible note and related debt forgiveness in connection with the sale of preferred stock to the Investors;
- net repayments of $4.6 million under our revolving line of credit as a result of the sale of preferred stock to the Investors;
- decreased accounts payable, accrued royalties, fees and liabilities as a result of the use of the proceeds from the sale of preferred stock to the Investors; and
- principal payments of $3.4 million under our manufacturing advance obligation (including remaining balance at January 8, 2010 of $1.8 million in connection with sale of preferred stock to the Investors).

Capital Resources

Cash. As of March 31, 2010, we had cash of $460,000, as compared to $802,000 as of March 31, 2009. As of May 31, 2010, we had cash of $653,000.

Revolving Credit Facility. We have a revolving line of credit of up to $20 million with Wachovia. Actual borrowing availability under the line is based upon our level of eligible accounts receivable. Eligible accounts receivable primarily include receivables generated by domestic sales of DVD and exclude receivables generated from broadcast, digital and other revenue streams. The term of the revolving credit facility has been extended from October 25, 2010 to July 31, 2011. As a part of the extension, on February 1, 2011, the revolving line of credit limit will become $15 million.

Borrowings bear interest at either the Prime Rate plus up to 1.5% (4.75% at March 31, 2010) or, at our option, LIBOR plus up to 4.0% (three month LIBOR – 4.3% at March 31, 2010), subject to minimum borrowing levels. The level of interest rate margin to Prime Rate or LIBOR is dependent upon our future financial performance as measured by EBITDA (earnings before interest, taxes, depreciation and amortization).

We are required to maintain a minimum fixed charge coverage ratio, cumulatively year to date, for each month on or after June 30, 2010, of 1.1 to 1.0.

We are required to maintain a minimum borrowing availability equal to, or greater than, $2.5 million. At March 31 2010, we had availability in excess of the minimum amount of borrowing availability. Accordingly, at March 31, 2010, our borrowing availability was $3.8 million ($6.3 million based upon eligible accounts receivable less the $2.5 million minimum requirement). On April 15, 2010, the loan was amended to lower the minimum amount of borrowing availability to $1.5 million, among other things. As of June 1, 2010, our borrowing availability was $2.0 million ($3.5 million based upon eligible accounts receivable less the $1.5 million minimum requirement). Accordingly, we currently have limited working capital available under the revolving credit facility.

Additionally, our credit facility states that a material adverse change in our business, assets or prospects would be considered an "event of default." If we are unable to comply with the covenants, or satisfy the financial ratio and other tests, or should an event of default occur, as determined and invoked by Wachovia, a default may occur under our credit facility. Unless we are able to negotiate an amendment, forbearance or waiver with Wachovia, we could be required to repay all amounts then outstanding, which could have a material adverse effect on our liquidity, business, results of operations and financial condition.

At March 31, 2010 we had $6.4 million outstanding under the revolving line of credit. As of May 31, 2010 we had $5.5 million outstanding.

The revolving credit facility contains early termination fees, based upon the maximum facility amount of $20 million, of 0.75% if terminated within the three-year term. The agreement also imposes restrictions on such items as encumbrances and liens, payment of dividends, incurrence of other indebtedness, stock repurchases and capital expenditures and requires us to comply with minimum financial and operating covenants. Any outstanding borrowings are secured by our assets.

We were in compliance with all financial and operating covenants under the Loan Agreement, as amended, at March 31, 2010. Given our current liquidity constraints, it is not possible to determine whether we will be in compliance with all financial and operating covenants in the future.

In future years, the receipt from our independent registered public accounting firm of an explanatory paragraph in its report on our consolidated financial statements that expresses substantial doubt regarding our ability to continue as a going concern (or *Going Concern Opinion*) would result in a default under our loan agreement, as amended, with Wachovia. With respect to the 2010 Form 10-K filed on June 29, 2010, Wachovia provided us with a waiver that a Going Concern Opinion for the fiscal year ended March 31, 2010 will not, in and of itself, result in an event of default under the loan agreement.

Private Placement of Senior Convertible Note and Warrant. On August 30, 2006, we issued to Portside a senior convertible note in the principal amount of $17,000,000 and a related warrant (which was subsequently replaced) to purchase 1,000,000 shares of our common stock. The warrant was exercisable for an aggregate of 1,000,000 shares of our common stock at an exercise price of $4.25 per share, subject to antidilution adjustments, which were triggered as a result of the transaction with JH Partners. As a result, the warrant is now exercisable for 8,018,868 shares of our common stock at an exercise price of $0.53 per share. The warrant has a term of five years from the issuance date.

In January 2009, we paid the first $4 million bi-annual principal payment due under the note. Portside entered into an Amendment to extend the due date of a required July 30, 2009 payment to November 15, however when that payment was not made, Portside declared a default. On January 8, 2010, in connection with the JH Partners transaction, the Portside senior convertible note was paid in full for $15.0 million in cash and 3.5 million shares of common stock. The warrant was adjusted according to its antidilution provisions and remains outstanding.

Disc Replication Advance. Arvato exclusively manufactures our DVDs and manufactures the majority of our CDs. On June 30, 2006, we received an interest-free $10 million advance against future DVD manufacturing from Arvato, to be repaid at $0.20 per DVD manufactured, plus payment of a $0.04 administrative fee per DVD manufactured until the advance is repaid.

The remaining outstanding advance of $1.8 million was paid on January 25, 2010 pursuant to an agreement with Arvato made in connection with the JH Partners transaction. At March 31, 2010, we had no remaining outstanding under the advance from Arvato.

Results of Operations

Net Revenues

The following table presents consolidated net revenues by reportable business segment for the fiscal years ended March 31:

	2010	2009	% Change
	(in thousands)		
Net revenues:			
Domestic	$ 87,793	$ 124,410	(29.4)%
Digital	4,182	4,198	(0.4)
International	1,095	2,083	(47.4)
Consolidated	$ 93,070	$ 130,691	(28.9)%

Domestic Revenues. During fiscal 2010, we retained Houlihan Lokey, a financial advisor, to review strategic alternatives. Uncertainty surrounding the outcome of these strategic alternatives affected our ability to acquire both feature film and non-feature film programming. As a result, our release schedule of new titles and our highest profile catalogue programming was weaker in fiscal 2010 as compared to fiscal 2009. In addition, revenues derived from distribution of CD programming decreased 59.1% to $1.3 million in fiscal 2010 from $3.2 million in fiscal 2009.

Our top performing 30 new release titles for fiscal 2010 and fiscal 2009 generated net revenues of $25.2 million and $37.2 million, respectively. Our 30 top performing titles, whether released new in the fiscal year or in prior fiscal years, generated net revenues of $33.2 million and $50.7 million in fiscal 2010 and fiscal 2009, respectively. The decrease in fiscal 2010 as compared to fiscal 2009 was due to changes in the way one of our largest customers buys from suppliers, the bankruptcy reorganization of one of our largest customers, and weaker programming as described above.

Domestic broadcast sales were $4,068,000 and $4,693,000 for fiscal 2010 and fiscal 2009, respectively. The division is responsible for all forms of television distribution, including the sales of our content across broadcast television, pay-per-view (or *PPV*), VOD and non-theatrical platforms.

Digital Revenues. Revenues generated by digital distribution were comparable at $4.2 million in fiscal 2010 and 2009, respectively.

We continue to be a valued provider of digital content in several key categories, including stand-up comedy, long-form music, titles filmed for the IMAX format and now feature films. Digital rental (VOD) has been particularly strong due to the higher profile features. Many of our titles have consistently made top rental charts on key retail sites.

We have also experienced increased revenue streams from advertising-supported models like Hulu and YouTube, which look promising, especially for catalogue product.

Domestic consumption of mobile video has been concentrated in more channel-oriented content like Sprint Movies, FloTV, ESPN and CNN. While some genre-based subscription channels exist, the mobile network has not yet been able to provide a true broadband experience, and in turn mobile video growth has not met projections. We currently provide programming to two mobile aggregators who manage channels on all four major mobile carriers. Certain programs have had success, but the overall number of available programs is relatively small and current growth is modest at best.

In general we have seen the strongest growth on the VOD and Subscription VOD (or *SVOD*) side with steady growth on the Electronic Sell-Through (or *EST*) side. This is consistent with consumer adoption trends. As retailers continue to offer consumer-friendly devices that make access to these on-demand services easier, including allowing consumption in the consumer's living room, we are well-positioned to capture that growing segment.

International Revenues. Our internationally generated revenues decreased in fiscal 2010 as a result of decreased international broadcast sales. International broadcast sales were $91,000 and $249,000 for fiscal 2010 and fiscal 2009, respectively. The decrease in fiscal 2010 from fiscal 2009 resulted from the uncertainty surrounding our future as a result of strategic alternatives, as well as the decreased number of acquired titles with international rights.

We continue our efforts to acquire programming with international rights. Music-related DVDs have performed extremely well for us internationally. To date, most of the feature films we have acquired do not include international rights.

Cost of Sales

The following table presents consolidated cost of sales by reportable business segment and as a percentage of related-segment net revenues for the fiscal years ended March 31:

	2010	2009	
	(in thousands)		
Cost of sales:			
Domestic	$ 71,189	$ 99,362	
Digital	2,275	2,338	
International	873	1,537	
Consolidated	$ 74,337	$ 103,237	
			% Change
As a percentage of segment net revenues:			
Domestic	81.1%	79.9%	1.2%
Digital	54.4	55.7	(1.3)
International	79.7	73.8	5.9
Consolidated	79.9%	79.0%	0.9%

Our consolidated cost of sales for fiscal 2010 was $74,337,000, or 79.9% of net revenues, compared to $103,237,000, or 79.0% of net revenues, for fiscal 2009. Minimal fluctuation in consolidated cost of sales as percentage of consolidated net revenue is incorporated in the gross margin discussion below.

Gross Margin

Our consolidated gross margins for fiscal 2010 were $18,733,000, or 20.1% of consolidated net revenues, compared to $27,454,000, or 21.0% of consolidated net revenues, for fiscal 2009.

Domestic Gross Margin. The decrease in gross margins for our domestic segment, as a percentage of segment net revenues, is primarily related to higher pricing discounts and market development funds provided customers. In general, each of our exclusive agreements has differing terms.

Items affecting our gross margins included:

- the sales mix of individual titles (because each of our exclusive agreements has differing terms);
- the strength of a title's sales performance;
- the selling price of a title;
- the costs that we are responsible for, including disc manufacturing costs; and
- third-party net profit participations, specifically the royalty rates, distribution fees retained and profit splits inherent in the agreements.

Domestic segment gross profit margin, as a percentage of segment net revenues, for fiscal 2010 declined by 1.2%, to 18.9%, from 20.1% for fiscal 2009. A reconciliation of the factors contributing to the decrease in gross margin percentage follows:

(1.6)%	Higher pricing discounts and market development funds provided customers
(0.5)	Product and format mix resulting in lower margins
0.9	Lower freight and fulfillment expenses
(1.2)%	Decrease in gross profit margin

Digital Gross Margin. The increase in gross margin for fiscal 2010 is primarily related to a more favorable sales mix of programming.

International Gross Margin. The decrease in gross margin for fiscal 2010 is attributable to fairly fixed amortization of film costs over reduced revenue base.

Selling Expenses

The following tables present consolidated selling expenses by reportable business segment and as a percentage of related segment net revenues for the fiscal years ended March 31:

	2010	2009	% Change
	(in thousands)		
Selling expenses:			
Domestic	$ 10,744	$ 13,352	(19.5)%
Digital	214	327	(34.6)
International	314	546	(42.5)
Consolidated	$ 11,272	$ 14,225	(20.8)%
As a percentage of segment net revenues:			
Domestic	12.2%	10.7%	1.5%
Digital	5.1	7.8	(2.7)
International	28.7	26.2	2.5
Consolidated	12.1%	10.9%	1.2%

Domestic Selling Expenses. Domestic selling expenses for fiscal 2010, as a percentage of revenues, increased to 12.2% from 10.7% for fiscal 2009 primarily due to reduced revenue base and increase in advertising and promotional expense related to the theatrical release of *Management* described below. Domestic advertising and promotional expenses (a component of domestic selling expenses) increased to $5.7 million in fiscal 2010 compared to $6.4 million in fiscal 2009, and as a percentage of revenues increased from 6.5% from 5.2% in fiscal 2009. A substantial portion of these increases in domestic selling expenses and advertising and promotional expenses is related to the theatrical release of one title. Advertising and promotional expenditures related to the theatrical release of *Management*, expensed during the three months ended June 30, 2009, totaled $1.9 million, or 2.2% of domestic net revenues for fiscal 2010. If the *Management* expenditures are excluded, selling expenses and advertising and promotional expenses for fiscal 2010 decreased to $8.8 million and $3.7 million, respectively, and as a percentage of revenues, to 10.0% and 4.3%, respectively. We believe that providing analysis of these expenses that excludes Management expenditures promotes comparability and provides meaningful information to investors.

Personnel costs were lower by $1.2 million, travel expenses were lower by $275,000 and outside commissions were lower by $227,000 for fiscal 2010 as compared to the prior year as a result of our cost reduction efforts discussed under "Liquidity and Capital Resources—Plans to Improve Our Liquidity" above.

Digital and International Selling Expenses. The decrease in digital and international selling expenses is a result of the strategic realignment of our operations. We have reduced personnel specifically allocated to our digital and international operations, therefore reducing the costs of these segments.

General and Administrative Expenses

The following tables present consolidated general and administrative expenses by reportable business segment and as a percentage of related segment net revenues for the fiscal years ended March 31:

	2010	2009	% Change
	(in thousands)		
General and administrative expenses:			
Domestic	$ 18,317	$ 15,793	16.0%
Digital	280	772	(63.7)
International	17	314	(94.6)
Consolidated	$ 18,614	$ 16,879	10.3%
As a percentage of segment net revenues:			
Domestic	20.9%	12.7%	8.2%
Digital	6.7	18.4	(11.7)
International	1.6	15.1	(13.5)
Consolidated	20.0%	12.9%	7.1%

Domestic General and Administrative Expenses. The increase in domestic general and administrative expenses for fiscal 2010 as compared to fiscal 2009 was primarily due to severance accruals related to staff reductions and an increased reserve for potential uncollectible receivables from Movie Gallery and Hollywood Video of $948,000. See "Recent Events—Movie Gallery's Bankruptcy Filing" above. Partially offsetting the above increases was decreased expenses associated with merger processes compared fiscal 2009.

The increase in domestic general and administrative expenses for fiscal 2010 as compared to the fiscal 2009 was due to the following:

- severance accruals of $1.2 million related to the June 2009 and February 2010 staff reductions and $673,000 related to the departure of former President and Chief Financial Officer in March 2010 for fiscal 2010, compared to severance accruals of $439,000 related to the February 2009 staff reduction and $499,000 related to the departure of the former President in March 2009 for fiscal 2009;
- reserve for potential uncollectable receivables of $1.2 million;
- accrual of estimated legal settlement of $675,000; and
- write-off of unamortized paid premium insuring the previous board members and officers of $340,000.

Offsetting the above increases were:

- lower legal expenses related to evaluating strategic alternatives, merger processes, and distribution agreement and the resolution of the related disputes of $727,000;
- lower travel expenses by $208,000;
- lower temporary labor by $205,000; and
- lower property and equipment depreciation and amortization by $201,000.

Digital and International General and Administrative Expenses. The decrease in digital and international general and administrative expenses is a result of the strategic realignment of our operations. We have reduced personnel specifically allocated to our digital and international operations, therefore reducing the costs of these segments.

Other Expenses/Income

Interest Expense, Net

	2010	2009	% Change
	(in thousands)		
Noncash amortization of debt discount	$ 321	$ 1,081	(70.3)%
Noncash amortization of deferred financing costs	354	380	(6.8)
Interest expense, net of interest income	1,470	1,859	(20.9)
Interest expense, net	$ 2,145	$ 3,320	(35.4)%
As a percentage of net revenues	2.3%	2.5%	(0.2%)

Interest expense, net, for fiscal 2010 decreased as compared to fiscal 2009 primarily as a result of reduced interest-bearing debt levels. Net noncash charges to interest expense, representing amortization of the Arvato manufacturing advance debt discount, convertible note debt discount and deferred financing costs, for fiscal 2010 and 2009, totaled $675,000 and $1,461,000, respectively. See "Note 9—Long-Term Debt" for more information on the amortization and deferred financing costs.

Loss on Extinguishment of Debt

The net loss on extinguishment of debt for fiscal 2010 was $277,000, related to the amendment of our senior secured convertible note in July 2009 on substantially different terms and the subsequent note retirement in January 2010. See "Note 9 – Long-Term Debt-- Senior Convertible Note – Loss on Extinguishment of Debt."

Other Income

Other income, net of $7,751,000 for fiscal 2010 included:

- $5,218,000 million forgiveness of debt from various vendors;
- $1,469,000 in business interruption fees in accordance with the Merger Agreement that was terminated in April 2009;
- $334,000 of deferred rent written-off as a result of the renegotiation of the long-term lease, which does not include a rent escalation clause;
- $570,000 in noncash income resulting from the change in fair value of a warrant, purchase rights and embedded derivatives; and
- $161,000 gain on disposal of assets.

Other income (expense), net for fiscal 2009 includes:

- $2.0 million pursuant to a settlement agreement and mutual release relating to a terminated merger agreement and distribution agreement.
- $1.0 million in non-refundable consideration for the extension of the closing date of a merger agreement subsequently terminated in April 2009.
- $2.4 million pursuant to the termination of an agreement with a content supplier.
- ($209,000) in noncash expense resulting from the change in fair value of a warrant and embedded derivatives.

Income Taxes

We have recorded state income and franchise and foreign taxes for fiscal 2010 and 2009.

Even though we have fully reserved our net deferred tax assets, such tax assets may be available to reduce future income taxes payable should we have future earnings. To the extent such deferred tax assets relate to NOL carryforwards, the ability to use such NOL carryforwards against future earnings will be subject to applicable carryforward periods and limitations subsequent to a change in ownership.

As of March 31, 2010, we had NOL carryforwards for federal and state income tax purposes of $35.2 million and $24.0 million, respectively; however, due to the limitations on the utilization of the federal and state NOL carryforwards as a result of the change in ownership that occurred during the year, the maximum NOL carryforwards that may be available to offset future taxable income through 2030 were reduced to $9.9 million and $15.2 million, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Our actual results may differ from those estimates.

We consider our critical accounting policies to be those that involve significant uncertainties, require judgments or estimates that are more difficult for management to determine, or that may produce materially different results when using different assumptions. We consider the following accounting policies to be critical:

Revenue Recognition. In accordance with applicable Financial Accounting Standards Board (or *FASB*) guidance, we recognize revenues from home video distribution net of an allowance for estimated returns, as well as related costs, in the period in which the product is available for sale by our customers (at the point that title and risk of loss transfer to the customer, which is generally upon receipt by the customer, and in the case of new releases, after "street date" restrictions lapse). Rental revenue under revenue sharing arrangements are recognized when we are entitled to receipts and such receipts are determinable. We recognize revenues from domestic and international broadcast licensing and home video sublicensing, as well as associated costs, when the titles are available to the licensee and other FASB recognition requirements are met. We defer fees received in advance of availability, usually in the case of advances received from Universal Music Group International, Digital Site, Warner Music Australia and other international home video sublicensees, and for broadcast, until other revenue recognition requirements have been satisfied. Provisions for uncollectible accounts receivable are provided at the time of sale. As of March 31, 2010, deferred revenue totaled $6,571,000, up 30.5% from March 31, 2009.

Royalty and Distribution Fees (including Recoupable Production Costs). For each reporting period, we estimate the ultimate total revenues to be received throughout a title's exclusive distribution term from exploitation of that title in multiple home entertainment formats. While we charge royalty and distribution fee advances to operations as related revenues are earned, estimates of ultimate revenues are important in determining whether we should record additional royalty and distribution fee expense as cost of sales in any given reporting period. We amortize royalty and distribution fee advances to expense in the same ratio that the current period revenues for a title or group of titles bear to the estimated remaining unrecognized ultimate revenues for that title. Additionally, in circumstances required by FASB Accounting Standards Codification (or *ASC*) 926, *Entertainment—Films*, we recognize additional amortization to the extent that capitalized advance royalty and distribution fees exceed their estimated fair value in the period when estimated.

We base our estimates of ultimate revenue for each title on the historical performance of that title, similar titles and specific genre performance. We attempt to reflect in our estimates the most current available information on the title. We update such estimates based upon the actual results of each format's revenue performance. Estimates of ultimate revenues on a title-by-title basis are subject to substantial uncertainty. Factors affecting future actual performance include focus from the sales and marketing department (including advertising, promotions and price reductions), availability of retail shelf space, retail customer product placement and advertising, maintenance of adequate inventory levels, concert touring by the artist in the case of music-related DVDs and CDs, retail sell-through, and ultimately continued end-user consumer demand. Any of the above factors can contribute to a title's actual performance exceeding our expectations prior to release or failure to meet pre-release expectations. Overestimation of ultimate revenues would cause unamortized costs to be amortized at a slower rate or a delay in adjusting costs to their fair value until such time estimates are reduced, causing unamortized costs to be overstated and increased amortization of costs in a later period. Underestimation of ultimate revenues would cause unamortized costs to be amortized more quickly until ultimate revenue estimates are increased, causing unamortized costs to be understated and decreased amortization of costs in a later period. See "Trends Impacting our Business" above under Recent Events.

Inventory Valuation. For each reporting period, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analysis of historical sales levels by title, format and genre, and projections of future demand. In addition, we write down inventories that are considered obsolete or overstocked. Remaining inventory balances are adjusted to approximate the lower-of-cost or market value, and result in a new basis in such inventory until sold. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required, and would be reflected in cost of sales in the period the revision is made. Future demand will be dependent upon the continued retail customer acceptance of our content, future demand by end-user consumer, advertising, promotions and price reductions, market conditions (either favorable or unfavorable) and future warehouse storage limitations. Should projections of future inventory demand be overstated, the value of inventory would be overstated and current cost of sales understated, with future cost of sales overstated. Conversely, should projections of future demand be understated, the value of inventory would be understated and the current cost of sales overstated, with future cost of sales understated. See "Trends Impacting our Business" above under Recent Events.

Allowance for Sales Returns and Doubtful Accounts Receivable. For each reporting period, we evaluate product sales and accounts receivable to estimate their effect on revenues due to product returns, sales allowances and other credits given, and delinquent accounts. Our estimates of product sales that will be returned and the amount of receivables that will ultimately be collected require the exercise of judgment and affect reported revenues and net earnings. In determining the estimate of product sales that will be returned, we analyze historical returns (quantity of returns and time to receive returned product), historical pricing and other credit memo data, current economic trends, and changes in customer demand and acceptance of our products, including reorder activity. Based on this information, we reserve a percentage of each dollar of product sales where the customer has the right to return such product and receive a credit memo. Actual returns could be different from our estimates and current provisions for sales returns and allowances, resulting in future charges to earnings. Estimates of future sales returns and other credits are subject to substantial uncertainty. Factors affecting actual returns include retailer financial difficulties, the perception of comparatively poor retail performance in one or several retailer locations, limited retail shelf space at various times of the year, inadequate advertising or promotions, retail prices being too high for the perceived quality of the content or other comparable content, the near-term release of similar titles, and poor responses to package designs. Underestimation of product sales returns and other credits would result in an overstatement of current revenues and lower revenues in future periods. Conversely, overestimation of product sales returns would result in an understatement of current revenues and higher revenues in future periods.

Similarly, we evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for our larger customers and an analysis of the length of time receivables have been past due. Based on this information, we reserve an amount that we believe to be doubtful of collection. If the financial condition of our customers were to deteriorate or if economic conditions were to worsen, additional allowances might be required in the future. Underestimation of this allowance would cause accounts receivable to be overstated and current period expenses to be understated. Overestimation of this allowance would cause accounts receivable to be understated and current period expenses to be overstated.

Valuation of Deferred Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that it is more likely than not that such deferred tax assets will not be realized, we must establish a valuation allowance. The establishment, or increase, of a valuation allowance increases income tax expense for such year. We have a valuation allowance against 100% of our net deferred tax assets, which are comprised primarily of NOL carryforwards. Even though we have fully reserved these net deferred tax assets for book purposes, we would still be able to utilize them to reduce future income taxes payable should we have future earnings. To the extent such deferred tax assets relate to NOL carryforwards, the ability to use such NOLs against future earnings will be subject to applicable carryforward periods. As of March 31, 2010, we had NOL carryforwards for federal and state tax purposes of $9.9 million and $15.2 million, respectively, which may be available to offset taxable income through 2030. These amounts available reflect the limitations in the utilization of our NOL carryforwards as a result of a change in ownership that occurred during the year.

Derivatives. We adopted ASC 820, *Fair Value Measurements and Disclosures*, on April 1, 2008, which did not have a material impact on our financial statements. ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In October 2008, the FASB clarified the application of ASC 820 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. It was effective upon issuance, including prior periods for which financial statements have not been issued. Our adoption did not have a material impact on our consolidated financial statements. .

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. We are exposed to market risk in the ordinary course of our business, including interest rates and foreign currency exchange rates.

Interest Rate Fluctuation Risk

At March 31, 2010 and 2009, approximately $6.4 million and $10.9 million, respectively, of our outstanding borrowings were subject to changes in interest rates. We do not use derivatives to manage this risk. This exposure is linked to the Prime Rate and LIBOR.

Management believes that moderate changes in the Prime Rate or LIBOR would not materially impact our operating results or financial condition. For example, a 10.0% increase in fiscal year end interest rates would result in (i) an approximate $30,000 annual increase in pre-tax loss based upon our outstanding borrowings at March 31, 2010 and (ii) an approximate $44,000 annual impact on pre-tax loss based upon our outstanding borrowings at March 31, 2009.

Foreign Exchange Rate Fluctuation Risk

At March 31, 2010 and 2009, our accounts receivable related to international distribution and denominated in foreign currencies were minimal. These receivables are subject to future foreign exchange rate risk and could become significant in the future. We distribute some of our licensed DVD programming (for which we hold international distribution rights) internationally through sub-licensees. Additionally, we exploit international broadcast rights to some of our exclusive entertainment programming (for which we hold international broadcast rights). Management believes that moderate changes in foreign exchange rates will not materially affect our operating results or financial condition. To date, we have not entered into foreign currency exchange contracts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

IMAGE ENTERTAINMENT, INC. AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Image Entertainment, Inc.
Chatsworth, California

We have audited the consolidated balance sheets of Image Entertainment, Inc. and Subsidiaries (the Company) as of March 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Image Entertainment, Inc. and Subsidiaries as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP (formerly known as BDO SEIDMAN, LLP)

Los Angeles, California
July 29, 2010

IMAGE ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2010 and 2009

ASSETS

(In thousands)		2010		2009
Current assets:				
Cash	$	460	$	802
Accounts receivable, net of allowances of $8,688 – 2010 $10,217 – 2009		17,676		19,376
Inventories		12,659		14,629
Royalty and distribution fee advances		10,979		16,570
Prepaid expenses and other assets		847		1,545
Total current assets		42,621		52,922
Noncurrent inventories, principally production costs		2,201		2,506
Noncurrent royalty and distribution advances		15,669		21,188
Property, equipment and improvements, net		1,105		2,161
Goodwill		5,715		5,715
Other assets		86		221
Total assets	$	67,397	$	84,713

See accompanying notes to consolidated financial statements.

IMAGE ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS, CONTINUED

March 31, 2010 and 2009

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY

(In thousands, except share data)	2010	2009
Current liabilities:		
Accounts payable	$ 6,803	$ 12,761
Accrued liabilities	8,638	5,626
Accrued royalties and distribution fees	14,048	20,777
Accrued music publishing fees	5,846	6,222
Deferred revenue	6,571	5,035
Revolving credit facility	6,380	10,933
Current portion of long-term debt, less debt discount	—	10,094
Series B cumulative preferred stock dividends payable	616	—
Total current liabilities	48,902	71,448
Long-term debt, less current portion, less debt discount	—	5,663
Other long-term liabilities, less current portion	2,442	2,105
Total liabilities	51,344	79,216
Commitments and Contingencies (Note 12)		
Series B preferred stock, $0.0001 par value, 30,000 shares authorized; 22,600 and none issued and outstanding at March 31, 2010 and 2009, respectively Liquidation preference of $23,216 and none, respectively	6,019	—
Series C convertible preferred stock, $0.0001 par value, 270,000 shares authorized; 202,066.6 and none issued and outstanding at March 31, 2010 and 2009, respectively	10,895	—
Stockholders' (deficit) equity:		
Common stock, $.0001 par value, 100 million shares authorized; 25,356,000 and 21,856,000 issued and outstanding in 2010 and 2009, respectively	3	2
Additional paid-in capital	53,284	52,693
Accumulated deficit	(54,148)	(47,198)
Net stockholders' (deficit) equity	(861)	5,497
Total liabilities, preferred stock and stockholders' (deficit) equity	$ 67,397	$ 84,713

See accompanying notes to consolidated financial statements.

IMAGE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended March 31, 2010 and 2009

(In thousands, except per share data)	2010	2009
NET REVENUES	$ 93,070	$ 130,691
COST OF SALES	74,337	103,237
Gross margin	18,733	27,454
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Selling expenses	11,272	14,225
General and administrative expenses	18,614	16,879
Total selling, general and administrative expenses	29,886	31,104
LOSS FROM OPERATIONS	(11,153)	(3,650)
OTHER EXPENSES (INCOME):		
Interest expense, net	2,145	3,320
Loss on extinguishment of debt	277	—
Other income	(7,751)	(5,205)
	(5,329)	(1,885)
LOSS BEFORE PROVISION FOR INCOME TAXES	(5,824)	(1,765)
PROVISION FOR INCOME TAXES	98	39
NET LOSS	(5,922)	(1,804)
Dividend on Series B preferred stock	(616)	—
Deemed dividend on Series C preferred stock	(412)	—
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$ (6,950)	$ (1,804)
NET LOSS PER COMMON SHARE:		
Net loss per common share – basic and diluted	$ (0.31)	$ (0.08)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:		
Basic and diluted	22,644	21,856

See accompanying notes to consolidated financial statements.

IMAGE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

For the Years Ended March 31, 2010 and 2009

	Common Stock								
(In thousands)	Shares		Par Value		Additional Paid-In Capital		Accumulated Deficit		Total
Balance at March 31, 2008	21,856	$	2	$	52,618	$	(45,394)	$	7,227
Net loss	—		—		—		(1,804)		(1,804)
Share-based compensation	—		—		75		—		75
Balance at March 31, 2009	21,856		2		52,693		(47,198)		5,497
Issuance of stock	3,500		1		226		—		227
Series C preferred stock deemed dividend	—		—		—		(412)		(412)
Series B preferred stock dividend	—		—		—		(616)		(616)
Share-based compensation	—		—		365		—		365
Net loss	—		—		—		(5,922)		(5,922)
Balance at March 31, 2010	25,356	$	3	$	53,284	$	(54,148)	$	(861)

See accompanying notes to consolidated financial statements.

IMAGE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2010 and 2009

(In thousands)	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (5,922)	$ (1,804)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of production costs	4,346	4,881
Depreciation and other amortization	1,759	2,757
Provision for lower of cost or market inventory write-downs	1,714	2,559
Provision (benefit) for doubtful accounts, sales returns and other credits	(2,048)	1,692
Accelerated amortization and fair value write-down of advance royalty and distribution fees	2,276	3,866
Loss on extinguishment of debt	277	—
Gain on forgiveness of liabilities	(5,218)	—
Change in fair value of warrant, purchase rights and embedded derivatives	(570)	209
Stock-based compensation expense	365	75
Noncash consideration from disposal of property, equipment and improvements	200	—
Gain on disposal of property, equipment and improvements	(161)	—
Noncash consideration for investment banking services received	597	—
Changes in assets and liabilities associated with operating activities:		
Accounts receivable	3,748	(3,638)
Inventories	(1)	(560)
Royalty and distribution fee advances	2,940	(3,930)
Production cost expenditures	(3,784)	(5,004)
Prepaid expenses and other assets	288	78
Accounts payable, accrued royalties, fees and liabilities	1,226	5,126
Deferred revenue	1,536	(5,120)
Net cash provided by operating activities	3,568	1,187
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, equipment and improvements	(68)	(368)
Net cash used in investing activities	(68)	(368)

See accompanying notes to consolidated financial statements.

IMAGE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

For the Years Ended March 31, 2010 and 2009

(In thousands)	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings under revolving credit facility	$ 86,996	$ 131,964
Repayments of borrowings under revolving credit facility	(91,549)	(126,196)
Repayments of long-term debt	(18,197)	(7,391)
Net proceeds from issuance of preferred stock	18,908	—
Net cash used in financing activities	(3,842)	(1,623)
DECREASE IN CASH:	(342)	(804)
Cash at beginning of year	802	1,606
Cash at end of year	$ 460	$ 802
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 1,334	$ 1,913
Income taxes	$ (75)	$ 324

See accompanying notes to consolidated financial statements.

IMAGE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

For the Years Ended March 31, 2010 and 2009

SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES:

As of March 31, 2010 and 2009, we accrued approximately $1.1 million and $5.5 million, respectively, for royalty advances and distribution fees for committed unpaid royalty and production advances where future payment is based upon the release of the program or the passage of time. As of March 31, 2010, we accrued approximately $616,000 for undeclared dividends on Series B preferred stock.

See accompanying notes to consolidated financial statements.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies.

Basis of Presentation and Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Image Entertainment, Inc. and its subsidiaries Egami Media, Inc. and Image Entertainment (UK), Inc. (or collectively, *we*, *our* or *us*) as of March 31, 2010. On June 30, 2010, we merged our wholly owned subsidiaries, Egami Media, Inc. and Image Entertainment (UK), Inc., into the parent corporation, Image Entertainment, Inc. All significant former intercompany balances and transactions have been eliminated in consolidation.

On January 8, 2010, we issued JH Partners certain shares of preferred stock in exchange for an aggregate purchase price of $22.0 million (see Notes 18 and 19). The transaction resulted in JH Partners obtaining approximately 88.6% of the voting control of the Company. Because JH Partners acquired less than 95% voting control, we have elected not to apply the push-down accounting and therefore there was no fair value adjustment to the Company's assets or liabilities. If the JH Partners investment in the Company control increases to 95% or more, we will evaluate the Company's assets and liabilities at that time.

Business. We engage primarily in the domestic acquisition and wholesale distribution of home entertainment content for release on DVD, digitally and in other home entertainment formats, via exclusive distribution and royalty agreements. We also distribute our exclusive DVD programming internationally, primarily by relying on sublicensees (particularly Universal Music Group International, Warner Music Australia and Digital Site), from whom we receive revenues in the form of royalty income.

Use of Estimates in Preparation of Financial Statements. The preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles (or *U.S. GAAP*) requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The significant areas requiring the use of management estimates are related to provisions for lower-of-cost or market inventory write-downs, accounts receivable doubtful debt and sales returns reserves, unrecouped royalty and distribution fee advances, valuation of deferred taxes, and valuation of warrants, preferred stock and share based compensation expense. Although these estimates are based on management's knowledge of current events and actions management may undertake in the future, actual results may ultimately differ materially from those estimates.

Cash. At times our cash deposits may be in excess of the Federal Deposit Insurance Corporation (or *FDIC*) insurance limit.

Fair Value of Financial Instruments. The carrying amount of our financial instruments, which principally include cash, trade receivables, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The fair value of our debt instruments approximates the amount of future discounted cash flows associated with each instrument.

We adopted Financial Accounting Standards Board (or *FASB*) Accounting Standards Codification (or *ASC*) 820, *Fair Value Measurements and Disclosures*, on April 1, 2008, which did not have a material impact on our financial statements. ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Liabilities valued with level 3 inputs are described in "Note 11 – Long-Term Debt – Derivative Liabilities – Stock Warrant and Embedded Derivatives" below.

In October 2008, the FASB clarified the application of ASC 820 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. It was effective upon issuance, including prior periods for which financial statements have not been issued. Our adoption did not have a material impact on our consolidated financial statements.

Revenue Recognition. Revenue is recognized upon meeting the recognition requirements of ASC 926, *Entertainment—Films* and ASC 605, *Revenue Recognition.* Revenues from home video distribution are recognized net of an allowance for estimated returns, as well as related costs, in the period in which the product is available for sale by our customers (at the point that title and risk of loss transfer to the customer, which is generally upon receipt by the customer and in the case of new releases, after "street date" restrictions lapse). Rental revenues under revenue sharing arrangements are recognized when we are entitled to receipts and such receipts are determinable. Revenues from domestic and international broadcast licensing and home video sublicensing, as well as associated costs, are recognized when the programming is available to the licensee and other FASB recognition requirements are met. Fees received in advance of availability, usually in the case of advances received from Universal Music Group International, Digital Site, and other international home video sublicensees and for broadcast programming, are deferred until earned and all revenue recognition requirements have been satisfied. Provisions for uncollectible accounts receivable are provided at the time of sale.

Inventories. Inventories consist primarily of finished products for sale (which are stated at the lower-of-cost or market, with cost being determined on an average-cost basis) and unamortized non-recoupable production costs. See "Non-Recoupable Production Costs" below.

Allowances for Sales Returns and Doubtful Accounts Receivable. For each reporting period, we evaluate product sales and accounts receivable to estimate their effect on revenues due to product returns, sales allowances and other credits given, and delinquent accounts. Our estimates of product sales that will be returned and the amount of receivables that will ultimately be collected require the exercise of judgment and affect reported revenues and net earnings. In determining the estimate of product sales that will be returned, we analyze historical returns (quantity of returns and time to receive returned product), historical pricing and other credit memo data, current economic trends, and changes in customer demand and acceptance of our products, including reorder activity. Based on this information, we reserve a percentage of each dollar of product sales where the customer has the right to return such product and receive a credit memo. Actual returns could be different from our estimates and current provisions for sales returns and allowances, resulting in future charges to earnings. Estimates of future sales returns and other credits are subject to substantial uncertainty. Factors affecting actual returns include retailer financial difficulties, the perception of comparatively poor retail performance in one or several retailer locations, limited retail shelf space at various times of the year, inadequate advertising or promotions, retail prices being too high for the perceived quality of the content or other comparable content, the near-term release of similar titles, and poor responses to package designs. Underestimation of product sales returns and other credits would result in an overstatement of current revenues and lower revenues in future periods. Conversely, overestimation of product sales returns would result in an understatement of current revenues and higher revenues in future periods.

Similarly, we evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for our larger customers and an analysis of the length of time receivables have been past due. Based on this information, we reserve an amount that we believe to be doubtful of collection. If the financial condition of our customers were to deteriorate or if economic conditions were to worsen, additional allowances might be required in the future. Underestimation of this allowance would cause accounts receivable to be overstated and current period expenses to be understated. Overestimation of this allowance would cause accounts receivable to be understated and current period expenses to be overstated.

Non-Recoupable Production Costs. The costs to produce licensed content for domestic and international distribution include the cost of converting film prints or tapes into the optical disc format. Costs also include menu design, authoring, compression, subtitling, closed captioning, service charges related to disc manufacturing, ancillary material production, product packaging design and related services, and the overhead of our creative services and production departments. A percentage of the capitalized production costs are amortized to expense each month based upon: (i) a projected revenue stream resulting from distribution of new and previously released exclusive programming related to such production costs; and (ii) management's estimate of the ultimate net realizable value of the production costs. Estimates of future revenues are reviewed periodically and amortization of production costs is adjusted accordingly. If estimated future revenues are not sufficient to recover the unamortized balance of production costs, such costs are reduced to their estimated fair value.

Royalty and Distribution Fee Advances, Recoupable Production Advances. Royalty and distribution fee advances represent fixed minimum payments made to program suppliers for exclusive content distribution rights. A program supplier's share of exclusive program distribution revenues is retained by us until the share equals the advance(s) paid to the program supplier plus recoupable production costs. Thereafter, any excess is paid to the program supplier. In the event of an excess, we record, as a cost of sales, an amount equal to the program supplier's share of the net distribution revenues. Royalty and distribution fee advances are charged to operations as revenues are earned. Royalty distribution fee advances and recoupable production costs are amortized to expense in the same ratio that current period revenue for a title or group of titles bears to the estimated remaining unrecognized ultimate revenue for that title. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that an individual title or group of cross-collateralized titles which we exploit via home entertainment formats (such as DVD, Blu-ray, digital, CD or broadcast) will result in an ultimate loss, an impairment charge is recognized to the extent that capitalized advance royalties and distribution fees and recoupable production costs exceed estimated fair value, based on discounted cash flows, in the period when estimated.

Property, Equipment and Improvements. Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation and amortization are computed by applying the straight-line method over the estimated useful lives of the machinery, equipment and software (3-7 years). Leasehold improvements are amortized over the shorter of the useful life of the improvement or the 10-year life of the related leases.

Advertising Costs. Our advertising expense consists of expenditures related to advertising in trade and consumer publications, product brochures and catalogs, booklets for sales promotion, radio advertising and other promotional costs. In accordance with ASC 720-35, *Other Expenses—Advertising Costs*, and ASC 340-20, *Other Assets and Deferred Costs—Capitalized Advertising Costs*, we expense advertising costs in the period in which the advertisement first takes place. Product brochures and catalogs and various other promotional costs are capitalized and amortized over the expected period of future benefit, but generally not exceeding six months. Our co-op advertising is expensed in accordance with ASC 605-50, *Revenue Recognition—Customer Payment and Incentives*. We had minimal prepaid advertising costs at March 31, 2010 and 2009. For fiscal 2010 and 2009, advertising and promotion expense was $5,706,000 and $6,478,000, respectively.

Market Development Funds. In accordance with ASC 605-50, market development funds, including funds for specific product positioning, taken as a deduction from payment for purchases by customers are classified by us as a reduction to revenues. The following reductions to consolidated net revenues have been made in accordance with the guidelines of this issue: $8,590,000 for fiscal 2010 and $9,014,000 for fiscal 2009.

Allowances Received From Vendors. In accordance with ASC 605-50, we classify consideration received as a reduction in cost of sales in the accompanying statements of operations unless we receive an identifiable benefit in exchange for the consideration, or the consideration represents reimbursement of a specific, identifiable cost incurred by us in selling the vendor's product.

Shipping Income and Expenses. In accordance with ASC 605-45, *Revenue Recognition—Principal Agent Considerations*, we classify amounts billed to customers for shipping fees as revenues, and classify costs related to shipping as cost of sales in the accompanying statements of operations.

Major Customers and Suppliers. Amazon.com, Inc. and Alliance Entertainment LLC (or *AEC*) accounted for approximately 17% and 14%, respectively, of our net revenues for the year ended March 31, 2010. Amazon.com, Inc. accounted for approximately 14% of our net revenues for the year ended March 31, 2009. No other customers accounted for more than 10% of our net revenues in fiscal 2010 and 2009. At March 31, 2010, Amazon and AEC accounted for approximately 18% and 13%, respectively, of our gross accounts receivables. At March 31, 2009, Anderson Merchandisers, AEC and Amazon.com, Inc. accounted for approximately 12%, 11% and 10%, respectively, of our gross accounts receivables. Our content supplied by Criterion represented approximately 23% and 19% of our fiscal 2010 and 2009 net revenues, respectively.

We source primarily all of our DVD and CD manufacturing with Arvato Digital Services (formerly known as Sonopress LLC) (or *Arvato*). See "Note 11. Long-Term Debt - Disc Replication Agreement and Related Advance."

Goodwill. Goodwill is not amortized, but instead is tested for impairment at least annually. We performed our annual test of goodwill impairment and have concluded that there was no impairment.

Impairment of Long-Lived Assets. We review for the impairment of long-lived and specific, identifiable intangible assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. We have no intangible assets with indefinite useful lives.

Foreign Currency Transactions. Foreign currency-denominated transactions are recorded at the exchange rate in effect at the time of occurrence, and the gains or losses resulting from subsequent translation of the corresponding receivable or payable at current exchange rates are included as a component of other income and expenses in the accompanying statements of operations. To date, we have not entered into foreign currency exchange contracts.

Income Taxes. We account for income taxes pursuant to the provisions of ASC 740, *Income Taxes*, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and the future tax benefits derived from operating loss and tax credit carryforwards. We provide a valuation allowance on our deferred tax assets when it is more likely than not that such deferred tax assets will not be realized. We have a valuation allowance against 100% of our net deferred tax assets at March 31, 2010 and 2009.

Effective April 1, 2007, we adopted the provisions of ASC 740. The first step is to determine whether or not a tax benefit should be recognized. A tax benefit will be recognized if the weight of available evidence indicates that the tax position is more likely than not to be sustained upon examination by the relevant tax authorities. The recognition and measurement of benefits related to our tax positions requires significant judgment as uncertainties often exist with respect to new laws, new interpretations of existing laws, and rulings by taxing authorities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known.

Earnings/Loss per Share. Basic earnings/loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share are computed using the combination of dilutive common share equivalents and the weighted-average shares outstanding during the period. Diluted loss per share is equivalent to basic loss per share as inclusion of common share equivalents would be antidilutive.

Series B Preferred Stock Dividends. We record preferred stock dividends on our Series B Preferred Stock in our consolidated statements of operations based on the value of dividends at each dividend accrual date. Our Preferred Stock has a cumulative compounding dividend rate equal to 12% per year of the liquidation preference of $1,000 per share (subject to adjustment upon any stock dividend, stock split or similar event). Dividends will accrue automatically on a daily basis, but will be payable in cash only when, and if, declared by the Board. Accrued dividends will be compounded quarterly with the effect that an additional dividend will accrue on each share of Series B Preferred at the dividend rate on the amount so compounded until such amount is actually paid.

Stock Options. ASC 718, *Compensation—Stock Compensation*, establishes standards with respect to the accounting for transactions in which an entity exchanges its equity instruments for goods or services, or incurs liabilities in exchange for goods or services, that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. ASC 718 requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award.

Restricted Stock Units. There were no restricted stock units awarded during the years ended March 31, 2010 and 2009.

Stock-Based Compensation Valuation and Expense Information. The fair value of each option award is estimated on the date of grant using a closed-form option valuation model (Black-Scholes) based on the assumptions noted in the following table. Expected volatilities are based on historical volatility of our stock and other factors. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The following table represents the assumptions used in the Black-Scholes option-pricing model for options granted during fiscal 2010 and 2009:

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009
Risk-free interest rate	1.68% - 1.89%	3.18% - 3.39%
Expected term (in years)	3.9 to 4.6 years	3.9 to 4.6 years
Expected volatility for options	96%-103%	68%-70%
Expected dividend yield	0%	0%

The expected term assumption uses historical exercise and option expiration data for Black-Scholes grant-date valuation purposes. We believe this historical data is currently the best estimate of the expected term of a new option. We have identified two groups, management and non-management, to determine historical patterns. Expected volatility uses our stock's historical volatility for the same period of time as the expected term. We have no reason to believe our future volatility will differ from the past. The risk-free interest rate is based on the U.S. Treasury rate in effect at the time of grant for the same period of time as the expected term. Expected dividend yield is zero, as we have historically not paid dividends.

Stock-based compensation expense during fiscal 2010 and 2009 was $365,000 and $75,000, respectively.

Recently Issued Accounting Standards.

On June 29, 2009, the FASB issued ASC 105, *Generally Accepted Accounting Principles*. This standard establishes the FASB Accounting Standards Codification™ (or the *Codification*) as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or the *SEC*) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. Content contained in the SEC Sections of the Codification is provided for convenience and relates only to SEC registrants. The SEC Sections are not the authoritative sources of such content and do not contain the entire population of SEC rules, regulations, interpretive releases, and staff guidance. Content in the SEC Sections is expected to change over time, and there may be delays between SEC and staff changes to guidance and Accounting Standards Updates. The Codification does not replace or affect guidance issued by the SEC or its staff for public entities in their filings with the SEC. On the effective date of this guidance, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification was effective for our second fiscal quarter ended September 30, 2009, and its application did not have a material impact on our consolidated financial statements.

On April 1, 2009, we adopted ASC 815-40, *Derivatives and Hedging – Contracts in Entity's Own Entity*. The objective is to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. ASC 815-40 applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative described in ASC 815-10 *Derivatives and Hedging*, for purposes of determining whether that instrument or embedded feature qualifies for the first part of the scope exception in section 15 of ASC 815-10. ASC 815-10-15 specifies that a contract that would otherwise meet the definition of a derivative under that guidance issued or held by the reporting entity that is both (a) indexed to its own stock and (b) classified in stockholders' equity in its statement of financial position shall not be considered a derivative financial instrument for purposes of applying that guidance. If a freestanding financial instrument (for example, a stock purchase warrant) meets the scope exception in ASC 815-10-15, it is classified as an equity instrument and is not accounted for as a derivative instrument. ASC 815-10-15 also applies to any freestanding financial instrument that is potentially settled in an entity's own stock, regardless of whether the instrument has all the characteristics of a derivative, for purposes of determining whether the instrument is within the scope of ASC 815-40. The provisions of this issue did not have a material impact on our consolidated financial position and results of operations.

On April 1, 2009, we adopted ASC 470-20, *Debt – Debt with Conversion and Other Options*. ASC 470-20 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. In addition, this topic provides that issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds at the date of issuance of the instrument between the liability component and the embedded conversion option (the equity component). The equity component is recorded in equity and the reduction in the principal amount (debt discount) is amortized as interest expense over the expected life of the instrument using the interest method. The adoption of ASC 470-20 did not have a material impact on our consolidated financial position and results of operations.

On April 1, 2009, we adopted ASC 805, *Business Combinations*, and ASC 810, *Consolidation*. These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board (or *IASB*). ASC 805 and ASC 810 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. ASC 805 and ASC 810 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. ASC 805 changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. ASC 810 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. The adoption of ASC 805 and ASC 810 has not had any impact on our consolidated financial position, results of operations and cash flows.

On April 1, 2009, we adopted ASC 350-30, *Intangibles – Goodwill and Other – General Intangibles Other than Goodwill*. ASC 350-30 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350, *Intangibles – Goodwill and Other*. The intent of ASC 350-30 is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805 and other applicable accounting literature. The adoption of this statement did not have a material impact on our consolidated financial position or results of operations.

We adopted ASC 855, *Subsequent Events*, during the fiscal first quarter ended June 30, 2009. ASC 855 establishes standards of accounting for and disclosure of events that occur after the balance sheet dated but before financial statements are issued. In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855)*. ASU 2010-09 amends ASC 855, which requires us to evaluate subsequent events through the date that the financial statements are issued, however, we are not required to disclose that date. ASC 2010-09 is effective upon issuance and we have conformed our disclosure in the accompanying financial statements. See "Note 20 Subsequent Events" for additional information.

In June 2009, the FASB issued ASC 860-10, *Transfers and Servicing – Sales of Financial Assets*. This statement eliminates the concept of a qualified special-purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. This guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not believe that the provisions of this guidance, when effective, will result in a significant impact to our consolidated financial statements.

In June 2009, the FASB amended ASC 810 *Consolidation*. FASB's objective in issuing this guidance is to improve financial reporting by enterprises involved with variable interest entities. FASB undertook this project to address (1) the effects on certain provisions of ASC 810 as a result of the elimination of the qualifying special-purpose entity concept in ASC 860-10 (2) constituent concerns about the application of certain key provisions of ASC 810, including those in which the accounting and disclosures under the guidance do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This guidance shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not believe that the provisions of this guidance, when effective, will result in a significant impact to our consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value*. This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of liabilities, and provides clarification regarding required valuations techniques for circumstances in which a quoted price in an active market for the identical liability is not available. We adopted ASU 2009-05 during the quarter ended September 30, 2009, and its application did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements and employers' disclosures about postretirement benefit plan assets. We will adopt ASU 2010-06 effective as of January 1, 2010. We do not currently anticipate that it will have a material impact on our consolidated financial statements upon adoption.

In February 2010, the FASB issued ASU No. 2010-08, *Technical Corrections to Various Topics*. The purpose of ASU 2010-08 is to eliminate GAAP inconsistencies, update outdated provisions, and provide needed clarifications. The adoption of ASU No. 2010-08 will not have a material impact on the Company's financial statements.

In February 2010, the FASB issued ASU No. 2010-10, *Consolidations (Topic 810)*. ASU 2010-10 amends (i) the requirements for evaluating whether a decision maker or service contract is a variable interest to clarify that a quantitative approach should not be the sole consideration in assessing the criteria and (2) clarifies that related parties should be considered in applying all of the decision maker and service contract criteria. The adoption of ASC No. 2010-10 is not expected to have a material impact on the Company's financial statements.

In February 2010, the FASB issued ASU No. 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives*. ASU No. 2010-11 clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments in ASU No. 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. The adoption of ASC No. 2010-11 is not expected to have a material impact on the Company's financial statements.

In April 2010, the FASB issued ASU 2010-13, *Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force*. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of ASC No. 2010-13 is not expected to have a material impact on the Company's financial statements.

Note 2. Going Concern and Liquidity

When this Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (or *Annual Report*) was originally filed with the SEC on June 29, 2010, the report of our independent registered public accounting firm contained an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern (or *Going Concern Opinion*). The Going Concern Opinion was based on the October 25, 2010 expiration of our revolving credit facility with Wachovia Capital Finance Corporation (Western), as agent and lender (or *Wachovia*), as well as the fact that for several years we have incurred significant losses, have not generated sufficient cash to sustain our operations, and have relied on financing activities to supplement cash from operations.

Subsequent to the original filing of this Annual Report, we entered into the Seventh Amendment to Loan and Security Agreement (or the *Seventh Amendment*) with Wachovia on July 29, 2010. Among other modifications to the underlying revolving credit facility with Wachovia, the Seventh Amendment extended the maturity of the facility from October 25, 2010 to July 31, 2011. This extension, together with the continuing effects of our recent recapitalization and improved liquidity, alleviated the substantial doubt about our ability to continue as a going concern and resulted in our independent registered public accounting firm's decision to remove the going concern explanatory paragraph in their audit report.

Plans to Improve Our Liquidity

We continue to focus on our strategic operating goals of acquiring and distributing high-profile content in multiple formats while significantly reducing our cost structure. Subsequent to March 31, 2010, we extended the term of our revolving credit facility. The term of the revolving credit facility currently expires on July 31, 2011. As a result, the Company will continue to rely on the availability under this revolving credit facility to maintain its liquidity. The Company continues to evaluate its sources of capital and liquidity, including alternative financing options.

Strategic Realignment and Cost Reduction Plan.

Concurrent with our January 2010 recapitalization, we have negotiated reductions in outstanding obligations with certain creditors and vendors. These negotiated reductions resulted in aggregate debt forgiveness of $5.2 million. An additional annual reduction of rent expense of approximately $500,000 was recognized as the result of a negotiated reduction in the monthly cost for our corporate headquarters. Management believes that continuing to pursue its strategic operating goals of acquiring and distributing high-profile content in multiple formats while significantly reducing Image's cost structure, along with the recent recapitalization and the reduction of other outstanding obligations, will improve Image's liquidity.

We have continued acquisition of cast-driven feature films supported by a core revenue base of branded lines of content, including The Criterion Collection, Ghost Hunters, programs created for IMAX exhibition and other types of programs with proven historical results. This allows us to reduce the number of programs we release each month and therefore reduce our costs. Our goal is to shorten our timeline for return on investment on titles, which needs to be the most critical element in selecting titles for acquisition.

We have also continued executing a cost reduction plan which includes reducing personnel, benefit costs, advertising and other marketing expenditures, travel and trade show expenditures and third-party commissions.

- In fiscal 2010, we reduced corporate headcount from 126 employees to 74, saving approximately $5 million in annual personnel costs, including benefits. In May 2010, an additional reduction in force represented savings of approximately $616,000 in annual personnel costs, including benefits.
- Other cost reductions are estimated to save an additional $1.9 million in annual general and administrative and selling expenses. Cost reduction areas include discretionary advertising, trade shows, travel, health care costs, discretionary information technology expenditures and sales commission restructuring.

Note 3. Terminated Merger Agreement with Nyx Acquisitions, Inc.

On November 20, 2008, we entered into an Agreement and Plan of Merger (or *Nyx Merger Agreement*) with Nyx Acquisitions, Inc., a Delaware corporation (or *Nyx*), and The Conceived Group, Inc., a Delaware corporation and wholly owned subsidiary of Nyx (or *TCG*). Pursuant to the terms of the Nyx Merger Agreement, TCG was to merge with and into us (or *Nyx Merger*), and we would have continued as the surviving corporation and as a wholly owned subsidiary of Nyx. Our stockholders approved the Nyx Merger Agreement at a special meeting of stockholders held on February 24, 2009.

On March 24, 2009, pursuant to the second amendment to the merger agreement and in partial consideration for further extending the merger closing date to April 6, 2009, Nyx agreed to release to us $1.0 million of $2.5 million then being held in a trust account. The payment was nonrefundable to Nyx and had no effect on the purchase price. On March 25, 2009, we received $1.0 million from the trust account. Accordingly, we recorded the $1 million as other income for fiscal 2009.

Pursuant to the Nyx Merger Agreement, Nyx had the option to extend the scheduled closing date of the Nyx Merger from April 6, 2009 to April 20, 2009 if Nyx, among other things, paid us an additional amount of $1.0 million on April 17, 2009. Nyx failed to deliver the $1.0 million payment, and therefore was in breach of its obligation to consummate the Nyx Merger no later than the scheduled closing date of April 6, 2009. In accordance with our rights under the Nyx Merger Agreement, we terminated the Nyx Merger Agreement on April 17, 2009.

Following the termination of the Nyx Merger Agreement, the remaining $1.5 million from the business interruption account became due to us and was received on April 21, 2009. We recorded the $1.5 million received from Nyx in April 2009 as other income.

Expenses related to the terminated Nyx Merger totaled $1.1 million for fiscal 2009 and minimal for fiscal 2010.

Note 4. Film Cost Accelerated Amortization and Fair Value Write-downs.

During calendar 2009, the DVD marketplace experienced the third straight year-over-year decline for the category since the format debuted in 1997. Home Media Magazine and Strategic Analytics reported in the fourth quarter of our fiscal 2010 a noticeable decline in DVD units sold globally to consumers in 2009. Fiscal 2010 continued the trend of consumer spending on DVD declining, even with growth in industry wide Blu-ray sales.

With our catalog of approximately 3,000 DVD titles and rights to hundreds of high-definition masters that will be released in Blu-ray format, we are primarily a non-"hits" exclusive DVD distributor. Our sales of previously released (or *catalogue*) titles continue to be negatively impacted by not only the maturation of the DVD marketplace and the declining shelf space dedicated to previously released programming, but also by the continuing economic slowdown that has sharply curtailed retailer purchases from us. The continuing economic slowdown leads to our customer's greater focus on inventory management and related cash flows.

With retail shelf space continuing to decline and more space being allocated for major studio releases and the high-definition format winner, Blu-ray, we are relying on growing sales to our Internet retailers, with virtual shelf space and sophisticated search engines, to replace declining catalogue sales from our traditional "brick and mortar" retail customers. We are additionally relying on growing digital revenues to replace declining catalogue sales. While our digital revenues are growing substantially year over year, they have not grown fast enough in terms of absolute dollar growth to replace declining catalogue sales to our "brick and mortar" retail customers. Given the immaturity of the digital industry, we cannot use significantly higher forecasts of our expected digital revenue growth to offset what we now see to be permanent declines in our packaged goods catalogue revenues. Shelf space allocated to CD titles continues to shrink as full album CD sales are negatively impacted by less expensive direct digital downloading on a song-by-song basis.

Our further re-evaluation is based on current historical title revenue performance during the last 12 months, including the negative impact of the economic slowdown on our sales.

ASC 926, *Entertainment—Films*, requires that management re-evaluate ultimate revenue projections on a periodic basis, which we have done for every past publicly reported period-end. Such re-evaluation has resulted in fair value write-downs of DVD and CD carrying costs as well as accelerated amortization and fair value write-downs of other film costs, such as unrecouped advance royalties and distribution fees, unrecouped production costs and advance music publishing. These accelerated amortization and fair value write-downs have significantly contributed to our losses over the last several years. For fiscal 2010, we recorded $5.5 million in accelerated amortization and fair value write-downs of our film costs, representing $3.8 million in accelerated amortization and fair value write-downs of advance royalty and distribution fees and $1.7 million in fair value write-downs of inventory. Of those amounts, $1.8 million and $1.0 million, respectively, were recorded in the fourth quarter. For fiscal 2009, we recorded $6.7 million in accelerated amortization and fair value write-down of our film costs, representing $4.1 million in accelerated amortization and fair value write-downs of advance royalty and distribution fees and $2.6 million in fair value write-downs of inventory. Of those amounts, $3.3 million and $1.5 million were recorded in the fourth quarter, respectively.

The sales lifecycle of a title, on average, follows a curve that begins at new release peak levels, followed by phases in which sales diminish, ultimately "tailing" off as the title approaches the end of its agreement term. The decreases in sales after the first year are significantly less than after initial release, resulting in what is often called the "long tail" of the entertainment lifecycle. As the majority of our catalogue of approximately 3,000 DVD titles was released over a year ago, most titles fall into the category of catalogue or "long tail" product. While we experience continuing "tail" sales, with shelf space becoming continually more constrained, we expect a much thinner "tail" or, depending on the title's historical sales, no "tail."

Much of the fiscal 2010 and 2009 adjustments were for deeper catalogue titles, which inventory and unrecouped advance royalties and distribution fees were paid for in prior fiscal years.

At the end of each reporting period, we forecast the remaining future revenues for each title or cross-collateralized group of titles by distributed format, including DVD, Blu-ray, revenue share on rental titles, CD, digital (including download-to-own and download-to-rent), broadcast (including video-on-demand) and international sublicense. The remaining distribution term for which revenues are projected is limited to the lesser of (a) the remainder of the title's or cross-collateralized group of titles' related distribution term or (b) ten years. We determine the present value of the forecasted remaining future revenues by using an approximate 8% discount rate. The discount rate assumption reflects historical pre-tax borrowing cost for Image and yields of Baa corporate bonds. The additional risk factors related to the ultimate revenues are built into the analysis by adjusting the revenue streams before discounting. For each title or cross-collateralized group of titles included in the forecasted revenues, we determine whether the unamortized related costs on the balance sheet, including royalty and distribution fee advances and inventories are recoverable. We believe the amounts recorded on the balance sheet as of March 31, 2010 for inventories and royalty and distribution fee advances are recoverable based upon our multiple revenue streams per unrecouped/unreleased title or cross-collateralized group of titles, the length of applicable distribution rights agreements and the fair value analysis as described above.

Note 5. Customer's Bankruptcy Filings

In April 2009, Source Interlink Companies Inc. (or *Source Interlink*), parent of AEC, one of our largest customers, filed for Chapter 11 bankruptcy protection. Net revenues from AEC for fiscal 2010 and 2009 were $13.4 million and $11.8 million, respectively. Also in April 2009, two days after their filing, Source Interlink obtained Bankruptcy Court approval to pay its pre-petition creditors, including us, in the ordinary course of business. In May 2009, the Bankruptcy Court approved Source Interlink's Disclosure Statement, which provided for the payment in full of our claim, along with all of Source Interlink's general unsecured creditors. As of June 15, 2009, AEC had paid down the pre-petition balance by $1.1 million leaving an outstanding balance of $2.4 million. We did not record a reserve for potential uncollectible receivables from AEC at March 31, 2009. As of March 31, 2010, the pre-petition balance was paid in full.

On February 2, 2010, Movie Gallery Inc., owner of rental chain Hollywood Video, filed for Chapter 11 bankruptcy protection. Both Movie Gallery and Hollywood Video are customers of Image. Net revenues from Movie Gallery and Hollywood Video for fiscal 2010 to date were $697,000 and $856,000, respectively. As of March 31, 2010, we recorded an aggregate reserve of $948,000 for potential uncollectible receivables from Movie Gallery and Hollywood Video, which was the net amount due at March 31, 2010 less payments received prior to their bankruptcy filing. It is unclear as to whether we will recover any of the monies owed to us by Movie Gallery or Hollywood Video. As of March 31, 2010, receivables due from Movie Gallery were $948,000, of which $706,000 was less than 30 days past due.

Note 6. Fiscal 2010 and 2009 Charges Relating to Executive Officer Departures.

Fiscal 2010.

On March 26, 2010, we announced that effective March 23, 2010, Jeff Framer had resigned as our President and Chief Financial Officer. We accrued for Mr. Framer's severance package payment of twelve months of base salary equivalent to $400,000, paid bi-weekly in accordance with our normal payroll practices and continued perquisites for six months. The overall value of the package of approximately $673,000, including related employer taxes, was accrued as a liability at March 31, 2010.

In June 2009, as part of a cost reduction plan, we laid off 18 employees. In February 2010, we laid off 35 employees. Accrued severance-related charges totaled $1,232,000 and are included in general and administrative expenses for fiscal 2010.

Of the total $1,905,000 in severance above, $544,000 had been paid through March 31, 2010 and $1,361,000 had been accrued at March 31, 2010.

Fiscal 2009.

On March 16, 2009, we announced the departure of former President David Borshell. Mr. Borshell's severance package, totaling $499,000, including related employer taxes, was accrued as a liability at March 31, 2009 and recorded as a charge to general and administrative expenses for the fiscal year ended March 31, 2009.

In February 2009, as part of a cost reduction plan, we laid off 14 employees. Accrued severance-related charges totaled $439,000 and are included in general and administrative expenses for fiscal 2009.

As of March 31, 2010, $53,000 of the fiscal 2009 severance remains accrued.

Note 7. Inventories.

Inventories at March 31, 2010 and 2009 are summarized as follows:

(In thousands)	2010	2009
DVD	$ 8,208	$ 9,458
Other	2,095	2,558
	10,303	12,016
Production costs, net	4,557	5,119
	14,860	17,135
Less current portion of inventories	12,659	14,629
Noncurrent inventories, principally non-recoupable production costs	$ 2,201	$ 2,506

Non-recoupable production costs are net of accumulated amortization of $12,003,000 and $11,356,000 at March 31, 2010 and 2009, respectively. We expect to amortize approximately 80% of the March 31, 2010 unamortized production costs by March 31, 2012.

Note 8. Investment in Film Production.

Investment in film production for released productions, net of accumulated amortization, at March 31, 2010 and 2009 was $829,000 and $2,148,000, respectively. Investment in film production costs are included as a component of royalty and distribution fee advances in the consolidated balance sheets. Remaining investment in film production to be amortized over the next 12 months is $278,000. We are not currently investing in feature film production.

Note 9. Property, Equipment and Improvements.

Property, equipment and improvements at March 31, 2010 and 2009, are summarized as follows:

(In thousands)	2010	2009
Machinery, equipment and software	$ 6,791	$ 8,195
Leasehold improvements	934	927
Other	30	60
	7,755	9,182
Less accumulated depreciation and amortization	6,650	7,021
	$ 1,105	$ 2,161

Depreciation and amortization expense for the years ended March 31, 2010 and 2009 was $1,088,000 and $1,296,000, respectively.

Note 10. Revolving Credit Facility.

Our Loan and Security Agreement, as amended (or *Loan Agreement*), with Wachovia Capital Finance Corporation (Western), a Wells Fargo Company (or *Wachovia*), provides us with a revolving line of credit of up to $20 million. Actual borrowing availability under the line is based upon our level of eligible accounts receivable. Eligible accounts receivable primarily includes receivables generated by domestic sales of DVD and excludes receivables generated from broadcast, digital and other revenue streams. The Loan Agreement expires on July 31, 2011.

Borrowings bear interest at either the Prime Rate plus up to 1.5% (4.75% at March 31, 2010) or, at our option, LIBOR plus up to 4.0% (three month LIBOR – 4.3% at March 31, 2010), subject to minimum borrowing levels. The level of interest rate margin to Prime Rate or LIBOR is dependent upon our future financial performance as measured by EBITDA, earnings before interest, taxes, depreciation and amortization, as defined in the Loan Agreement.

We are required to maintain a minimum fixed charge coverage ratio of 1.1 to 1.0 commencing June 30, 2010, measured at the end of each month on a fiscal year-to-date basis.

If we maintain minimum borrowing availability equal to, or greater than, $2.5 million, our fixed charge coverage ratio is not tested. At March 31 2010, we were not tested for such covenant compliance because we had availability in excess of the required $2.5 million minimum. Had we been tested, our negative EBITDA would have resulted in a fixed charge coverage ratio less than the required 1.0 to 1.0. At March 31, 2010, our borrowing availability was $3.8 million ($6.3 million based upon eligible accounts receivable less the $2.5 million minimum requirement).

Additionally, our credit facility states that a material adverse change in our business, assets or prospects would be considered an "event of default." If we are unable to comply with the covenants, or satisfy the financial ratio and other tests, or should an event of default occur, as determined and invoked by Wachovia, a default may occur under our credit facility. Unless we are able to negotiate an amendment, forbearance or waiver with Wachovia, we could be required to repay all amounts then outstanding, which could have a material adverse effect on our liquidity, business, results of operations and financial condition.

At March 31, 2010 we had $6.4 million outstanding under the revolving line of credit.

The Loan Agreement contains early termination fees, based upon the maximum facility amount of $20 million, of 0.75% if terminated within the three-year term. The agreement also imposes restrictions on such items as encumbrances and liens, payment of dividends, incurrence of other indebtedness, stock repurchases and capital expenditures and requires us to comply with minimum financial and operating covenants. Under the terms of our Series B Preferred Stock, we are required to pay dividends at a rate of 12% per year. These dividends are accrued, but may not be issued without Wachovia's approval. Any outstanding borrowings are secured by our assets.

In future years, the receipt from our independent registered public accounting firm of an explanatory paragraph in its report on our consolidated financial statements that expresses substantial doubt regarding our ability to continue as a going concern (or *Going Concern Opinion*) would result in a default under our loan agreement, as amended, with Wachovia. With respect to the 2010 Form 10-K filed on June 29, 2010, Wachovia provided us with a waiver that a Going Concern Opinion for the fiscal year ended March 31, 2010 will not, in and of itself, result in an event of default under the loan agreement. As a result, we were in compliance with all financial and operating covenants under the Loan Agreement, as amended, at March 31, 2010.

Subsequent to March 31, 2010, the Loan Agreement was amended on April 15, 2010, May 3, 2010 and July 29, 2010. For a description of these amendments, see "Note 20. Subsequent Events – Amendments to Loan Agreement" below.

Note 11. Long-Term Debt.

Disc Replication Agreement and Related Advance. Arvato exclusively manufactures our DVDs and manufactures the majority of our CDs. On June 30, 2006, we received an interest-free $10.0 million advance against future DVD manufacturing from Arvato, to be repaid at $0.20 per DVD manufactured, plus payment of a $0.04 administrative fee per DVD manufactured until the advance is repaid. Arvato has a security interest in all of our assets in second position behind Wachovia. As the obligation is non-interest bearing, we initially imputed and recorded a debt discount of $1,945,000 to the $10.0 million face amount of the advance based upon our then-borrowing rate with our bank and recorded a deferred manufacturing credit, classified in other long-term liabilities. We were amortizing the debt discount, using the effective interest method, to interest expense. We were amortizing the deferred manufacturing credit as a reduction to the DVD disc purchase cost based upon actual discs manufactured by Arvato. The $0.04 administrative fee per disc manufactured was being recorded as an additional inventory manufacturing cost. On December 14, 2009, a cross-default occurred under our replication agreement with Arvato as a result of our default under our senior secured convertible note. On January 8, 2010, Arvato waived the default subject to certain conditions, including repayment of the remaining manufacturing advance. On January 25, 2010, we repaid the remaining $1.8 million manufacturing advance pursuant to this waiver agreement.

At March 31, 2010, there was no amount outstanding under the advance from Arvato, exclusive of the debt discount. Amortization of the related debt discount is a noncash interest expense and totaled $180,000 and $525,000 for fiscal 2010 and 2009, respectively. Amortization of the related deferred manufacturing credit totaled $503,000 and $579,000 for fiscal 2010 and 2009, respectively.

Senior Convertible Note and Warrant. On August 30, 2006, we issued to Portside a senior convertible note in the principal amount of $17,000,000 and a related warrant to purchase 1,000,000 shares of our common stock. On November 10, 2006, we entered into an Amendment and Exchange Agreement with Portside, which agreement modified the transaction documents and provided for a replacement warrant to be issued in exchange for the warrant previously issued to Portside. The note accrued interest at a rate of 7.875% per annum with accrued interest payable quarterly in arrears in either cash or stock. The note had a term of five years and was initially convertible into 4,000,000 shares of our common stock at a conversion price of $4.25 per share, subject to antidilution adjustments. Portside had a security interest in all of our assets in third position behind Wachovia and Arvato. The related warrant has been recorded as a component of long-term liabilities. The warrant has a term of five years from the issuance date and was exercisable for an aggregate of 1,000,000 shares of our common stock at an exercise price of $4.25 per share, subject to antidilution adjustments, which were triggered as a result of the transaction with JH Partners. As a result of the antidilution adjustment, the warrant is now exercisable for 8,018,868 shares of our common stock at an exercise price of $0.53 per share. See "Derivative Liabilities – Stock Warrant, Purchase Rights and Embedded Derivatives" below for a description of the valuation method.

Direct costs of $1,187,000 incurred in August 2006 relating to this senior convertible note were recorded as asset-deferred financing costs and are amortized as additional noncash interest expenses using the effective interest rate method over the life of the related private placement debt. Amortization of the debt discount and the deferred financing costs using the effective interest rate method is a noncash charge to interest expense and totaled $343,000 and $903,000 for fiscal 2010 and 2009, respectively. As of March 31, 2010, there was no remaining unamortized balance.

In January 2009, we paid the first $4 million bi-annual principal payment due under the note. Portside had the ability to request bi-annual principal payments for fiscal 2010 each in the amount of $4 million of principal plus interest, subject to meeting certain financial covenants under our Loan Agreement, which would have been due on July 30, 2009 and January 30, 2010.

Amendments of the Original Note

On July 30, 2009, the potential due date for a bi-annual $4 million principal payment under the Original Note, we entered into a Second Amendment and Exchange Agreement (or *Second Exchange Agreement*) with Portside, pursuant to which we exchanged the Original Note solely for an 8.875% amended restated senior convertible note in the principal amount of $15,701,000 (or *Amended Note*). At the time we entered into the Second Exchange Agreement, the outstanding principal amount of the Original Note was $13 million. The $2,701,000 principal increase represented 20% of the principal and accrued interest under the Original Note as of and through July 30, 2009.

The Amended Note was convertible into up to 3,694,346 shares of our common stock at a conversion price of $4.25 per share, subject to antidilution and other adjustments. We were permitted to force conversion if the closing sales price of our common stock was at least 180% of the then-effective conversion price for 20 consecutive trading days.

On October 28, 2009, we entered into an Amendment Agreement with Portside to further amend the Amended Note to change the dates on which Portside may request the next $4 million principal payment under the Amended Note from October 30, 2009 to November 15, 2009 or, under certain circumstances, November 30, 2009.

On November 12, 2009, Portside provided notice of its election to require us to make a $4 million principal payment (plus accrued interest) on November 15, 2009. On November 15, 2009, we entered into a Second Amendment Agreement with Portside to further amend the Amended Note to further change the dates on which Portside may request the next $4 million principal payment under the Amended Note from November 15, 2009 to December 11, 2009 or, under certain circumstances, January 30, 2010 and to rescind the November 12, 2009 notice. Pursuant to the Second

Amendment Agreement, we agreed to reimburse Portside for the actual and anticipated legal fees and expenses of its counsel and any third party advisors incurred through December 11, 2009, such fees not to exceed an aggregate of $150,000. We paid the first $100,000 installment on November 16, 2009. The remaining $50,000 was paid on December 21, 2009.

On December 9, 2009, Portside provided notice of its election to require us to make a $4 million principal payment (plus accrued interest) on December 11, 2009. On December 11, 2009, we entered into a Third Amendment Agreement with Portside to further amend the Amended Note to change the date on which we must pay the $4 million installment payment from December 11, 2009 to December 14, 2009 and to eliminate our ability to further defer payment of the installment payment under certain circumstances.

On December 14, 2009, we were unable to make the $4 million principal payment (plus accrued interest), which resulted in an event of default under the Amended Note. The event of default under the Amended Note caused cross-defaults under the Loan Agreement and under our Replication Agreement with Arvato. The event of default caused (i) the interest rate to increase from 8.875% to 12% per annum from December 14, 2009 until the default was cured and (ii) pay a late charge at the rate of 15% per annum on the $4 million principal (plus interest accrued on the installment) from December 14, 2009 until the installment amount was paid in full.

Upon delivery of appropriate notice, Portside could have required additional $4 million principal payments (plus accrued interest) on January 30, 2010, January 30, 2011 and July 30, 2011.

Payoff of the Amended Note

On January 7, 2010, we entered into a Payoff Letter with Portside. The Payoff Letter confirmed Portside's agreement that upon receipt of $15.0 million in cash (or *Cash Payment*) and 3.5 million shares of Common Stock (or *Payoff Shares* and together with the Cash Payment, the *Payoff Amount*) and execution of an exchange agreement between us and Portside at the closing of the sale of preferred stock to JH Partners (further information disclosed in Note 18 below), all of our obligations under the Amended Note would be terminated and all security interests and other liens granted to or held by Portside under the security documents securing the Amended Note would be forever satisfied, released and discharged without further action. The Payoff Shares were to be issued to Portside in exchange for $10,000 in principal amount of the Amended Note pursuant to an exchange agreement to be reasonably agreed between us and Portside.

On January 8, 2010, we entered into an Exchange Agreement with Portside (or *Exchange Agreement*). Pursuant to the Exchange Agreement, we agreed to issue the Payoff Shares to Portside at the closing of the sale of the Preferred Shares in exchange for $10,000 in principal amount of the Amended Note. On January 8, 2010, immediately after the closing of the sale of the Preferred Shares, we paid to Portside the Cash Payment and issued to Portside the Payoff Shares in accordance with the Payoff Letter and the Exchange Agreement thereby retiring the Amended Note.

Net Loss on Extinguishments of Debt

During the fiscal year, the Company had two extinguishments of debt, one in July 2009 and one in January 2010, which resulted in a net loss on extinguishments of debt.

<u>July 30, 2009 Extinguishment of Debt</u>

As a result of the July 30, 2009 Second Exchange Agreement the issuance of the Amended Note is accounted for as an extinguishment of debt, as the terms of the Amended Note were deemed to be substantially different, as defined in ASC 470-50 *Debt – Modifications and Extinguishments*, from the terms of the Original Note. Accordingly, the Amended Note was recorded at fair value and was compared to the carrying value of the Original Note including any bifurcated derivative to determine the debt extinguishment gain or loss to be recognized.

The difference in fair value of the Amended Note and the Original Note was recorded as an extinguishment of debt with a loss on extinguishment. The Amended Note value was recorded at $15,701,000 (fair value) and was used to determine the debt extinguishment loss to be recognized at the effective rate of the new instrument. The book value (including the remaining unamortized debt discount associated with the issuance of the warrant of approximately

$306,000) of $12,694,000, when compared to the Amended Note value of $15,701,000 yielded a loss on extinguishment of debt of approximately $3,007,000.

The difference in fair value of the derivatives, impacted by the amendment, at July 30, 2009 (immediately prior to the amendment) and the fair value at July 30, 2009 (immediately after the amendment) resulted in a gain on extinguishment of $1,018,000.

At July 30, 2009, unamortized deferred financing costs related to the Original Note were $192,000. These amounts were written off during the fiscal year ended March 31, 2010 as a loss on extinguishment of debt. Costs incurred with third parties (i.e., other than the lender) associated with the Amended Note of $114,000 were capitalized and amortized over the term of the Amended Note using the effective interest method.

The net loss on extinguishment of debt at July 30, 2009 was $2,181,000.

January 8, 2010 Extinguishment of Debt

On January 8, 2010, as a result of both the $15.0 million Cash Payment and the issuance of 3.5 million shares of Common Stock with a fair value of $215,000 to Portside to retire the Amended Note, the book value of the Amended Note of $15,701,000 and related accrued interest of $427,000 were extinguished. We recognized gain on the extinguishment of debt $888,000. The valuation of the 3.5 million shares of Common Stock was included in methodology used in the valuation of the January 2010 Series B preferred stock, Series C preferred stock and purchase rights as described below under "Purchase Rights" and "Note 19. Preferred Stock."

The difference in fair value of the derivatives, impacted by the payoff, at January 7, 2009 (immediately prior to the payoff) and the fair value at January 8, 2009 (immediately after the payoff) resulted in a gain on extinguishment of $1,016,000.

The net gain on extinguishment of debt at January 8, 2010 was $1,904,000.

The net loss on both extinguishments of debt for the fiscal year ended March 31, 2010 was $277,000 and reflects the $2,119,000 loss from the change in fair value of the notes, $192,000 in previously unamortized deferred financing costs and the $2,034,000 gain from the change in fair value of the embedded derivatives.

Derivative Liabilities – Stock Warrant, Purchase Rights and Embedded Derivatives

We currently do not use hedging contracts to manage the risk of our overall exposure to interest rate and foreign currency changes. The derivative liabilities described below are not hedging instruments.

Stock Warrant

In connection with the issuance of the Original Note on August 30, 2006, Portside was issued a warrant to purchase 1,000,000 shares of our common stock. The warrant had a term of five years and an exercise price of $4.25 per share. In the event of a change of control, the warrant must be settled in cash using the Black-Scholes model in accordance with the underlying terms contained in the warrant agreement. The transaction with JH Partners triggered the antidilution provisions contained in the warrant. As a result, the warrant is now exercisable for 8,018,868 shares of our common stock at an exercise price of $0.53 per share. Other instruments issued in connection with the Original Note, as amended, contain several embedded derivatives, including redemption rights associated with a change of control transaction, principal prepayment provisions linked to our share price and forced conversion provisions linked to our share price. The initial fair value of the warrant liability was determined by using the Black-Scholes valuation method as of August 30, 2006. For each subsequent reporting period, the fair value of the warrant was determined by using the Black-Scholes valuation method as of the end of such reporting period. The assumptions used included the closing price of our common stock on the valuation date, the strike price of the warrant, the risk-free rate equivalent to the U.S. Treasury maturities, the historical volatility of our common stock and the remaining term of the warrant. The assumptions used as of March 31, 2010 and 2009 are as follows:

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2009
Risk-free interest rate	0.66%	0.97%
Expected term (in years)	1.42 years	2.42 years
Expected volatility	162.37%	119.00%

Purchase Rights

In connection with January 2010 sale of preferred stock to JH Partners, Purchase Rights were granted to purchase additional 7,400 shares of Series B Preferred and 66,163.4 shares of Series C Preferred for an aggregate purchase price of $7.4 million divided in two equal tranches. These Purchase Rights were classified as liabilities due to the existence of events outside of the Company's control that give rise to the possibility for ultimate settlement by a transfer of assets or cash and have been recorded as a component of long-term liabilities. The tranches may be exercised in whole or in part and in one or more instances. The first tranche was exercisable by 120 days after the January 8, 2010 transaction date and the second tranche may be exercised 360 days after the January 8, 2010 transaction date. We hired a third party valuation service provider to determine the fair value of the Series B Preferred and Series C Preferred price per share and exercise price at January 8, 2010 and at March 31, 2010 using an option pricing model. The initial fair value and subsequent change in fair value of the Purchase Rights liability was determined by using the Black-Scholes option pricing model based on the following inputs:

	March 31, 2010	January 8, 2010
Series B Preferred price per share	$313.89	$315.98
Series C Preferred price per share	$59.15	$61.55
Series B Preferred exercise price per share	$372.47	$364.76
Series C Preferred exercise price per share	$70.19	$71.05
Risk-free interest rate	0.2%-0.4%	0.1%-0.4%
Expected term (in years)	0.75-0.80 years	0.33-1.0 years
Expected volatility for purchase rights	120%-150%	165%-200%
Expected dividend yield	0%-12%	0%-12%

The combined fair value of both tranches of Purchase Rights was $2,942,000 at January 8, 2010 and $1,538,000 at March 31, 2010. The change in fair value of $1,404,000 was recorded as a component of other income during the fiscal year ended March 31, 2010. We include these Purchase Rights in the tables below within Stock Warrant Liabilities.

Subsequent to March 31, 2010, the Purchase Right expired with respect to an initial tranche of 3,700 shares of Series B Preferred and 33,081.7 shares of Series C Preferred.

In accordance with ASC 820, "*Fair Value Measurements and Disclosures,*" the fair value of the stock warrant, purchase rights and embedded derivatives are adjusted to their fair value at the end of each reporting period, with liability increases and decreases recorded as other income or expense during the reporting period. The fair value of the stock warrant is estimated by using the Black-Scholes pricing model where the inputs are consistently applied and reflect the contractual terms of the warrant, including the period to maturity, and market-based parameters such as interest rates, and volatility. This model does not contain a high level of subjectivity as the valuation techniques used do not require significant judgment, and inputs thereto are readily observable from actively quoted markets. The fair value of the embedded derivatives are estimated by using pricing models, where some of the inputs to those models are based on readily observable market parameters and some inputs require valuation techniques using subjectivity and judgment.

Long-term liabilities on the balance sheet at March 31, 2009 represented the fair value of the stock warrant and the embedded derivatives. At March 31, 2010, other current liabilities on the balance sheet represented the stock warrant, purchase rights and embedded derivatives. For this presentation, the stock warrant liability and purchase rights liabilities are included together in stock warrant liabilities. Included in the table below is the change in fair value recorded as a component of other income during the fiscal year ended March 31, 2010 and 2009.

(In thousands)	Stock Warrant Liabilities	Embedded Derivatives

				Liability
Balance, March 31, 2008	$	490	$	1,406
Change in fair value		60		149
Balance, March 31, 2009	$	550	$	1,555
Balance, March 31, 2009	$	550	$	1,555
Issuance of purchase rights		2,942		—
Gain on extinguishment of debt		—		(2,034)
Change in fair value		(1,050)		479
Balance, March 31, 2010	$	2,442	$	—

In accordance with ASC 820, the following table represents our fair value hierarchy for our financial liabilities measured at fair value on a recurring basis as of March 31, 2010 and 2009. There were no financial assets subject to the provisions of ASC 820 as of March 31, 2010 and 2009.

(In thousands)		Level 1		Level 2		Level 3		Total
Derivative liabilities:								
Stock warrant as of March 31, 2010	$	—	$	904	$	1,538	$	2,442
Stock warrant as of March 31, 2009	$	—	$	550	$	—	$	550
Embedded derivatives as of March 31, 2010	$	—	$	—	$	—	$	—
Embedded derivatives as of March 31, 2009	$	—	$	—	$	1,555	$	1,555

During fiscal 2010 and 2009, other expense related to the fluctuation in the fair value of the warrant, purchase rights and the convertible note's embedded derivatives was recorded as non-operating expense included as a component of other expense in the accompanying consolidated statements of operations. For fiscal 2010 and 2009, the related amounts included in other income and expense was $570,000 and $209,000, respectively. The related accrued warrant, purchase rights and embedded derivatives liability together totaled $2,442,000 and $2,105,000 at March 31, 2010 and 2009, respectively, and is included as a component of other long-term liabilities in the consolidated balance sheets.

Long-term debt at March 31, 2010 and March 31, 2009 consisted of the following:

(In thousands)		March 31, 2010		March 31, 2009
Subordinated senior convertible note, less debt discount of none-March 31, 2010; $447-March 31, 2009	$	—	$	12,553
Subordinated manufacturing advance obligation, less debt discount of none-March 31, 2010; $180-March 31, 2009		—		3,204
		—		15,757
Current portion of long-term debt, less debt discount of none-March 31, 2010; $514-March 31, 2009		—		10,094
Long-term debt less current portion and debt discount	$	—	$	5,663

Note 12. Commitments and Contingencies.

Operating Leases

Our headquarters are located in Chatsworth, California, and consist of approximately 30,000 square feet on one floor of a multi-tenant building. In conjunction with the transaction with JH Partners, we negotiated a reduction in the monthly cost for our headquarters from approximately $87,000 to $46,000 for approximately half of the leased space beginning in January 2010. After amendments effective January and May 2010, the monthly rent is $46,000 per month, on a gross basis. The office lease, as amended, has an initial 10-year term expiring June 30, 2014 with two five-year options. Although a base level of operating expenses is included in the rent payment, we are responsible for a percentage of actual annual operating expense increases capped at 5% annually, excluding utilities, insurance and real estate taxes.

Future minimum annual rental payments by year under operating leases at March 31, 2010, are approximately as follows:

Fiscal		Amount *(In thousands)*
2011	$	552

2012		552
2013		552
2014		552
Thereafter		138
	$	2,346

Rent expense was $961,000 and $1,090,000 for fiscal 2010 and 2009, respectively.

Employment Agreements. At March 31, 2010, our future contractual obligations under six employment (including one consulting) agreements are $1,458,000, $887,000, $836,000 and $21,000 for the fiscal years ending March 31, 2011, 2012, 2013 and 2014, respectively.

Other. At March 31, 2010, our future obligations by year for royalty advances, minimum royalty guarantees and exclusive distribution fee guarantees under the terms of our existing licenses and exclusive distribution agreements were as follows:

Fiscal		Amount (in thousands)
2011	$	19,994
2012		16,848
2013		16,348
2014		5,248
2015		—
	$	53,438

At March 31, 2010, we had accrued $1.1 million of the fiscal 2011 obligation above as the content suppliers have met their related contractual requirements.

Note 13. Stockholders' Equity.

Stock Awards, Options and Warrants. As of March 31, 2010, we had two equity compensation plans: the Image Entertainment, Inc. 2008 Stock Awards and Incentive Plan (or *2008 Plan*) and the Image Entertainment, Inc. 2004 Incentive Compensation Plan (or *2004 Plan*, and together with the 2008 Plan, the *Plans*). The 2008 Plan provides for equity awards, including stock options, stock appreciation rights, restricted stock awards, performance awards, phantom stock awards, or stock units. The 2004 Plan provides for equity awards, including stock options and restricted stock units. At March 31, 2010, there were approximately 575,000 shares available for future grants under the 2008 Plan and 342,430 shares available for future grants under the 2004 Plan.

The sale of the preferred stock to JH Partners constituted a change in control transaction under our equity compensation plans as the investors acquired more than 50% of our voting securities. As a result, on January 8, 2010, the vesting was accelerated for 107,776 unvested options under the 1998 Incentive Plan (or *1998 Plan*). Thereafter, all 1,187,996 outstanding options under the 1998 Plan were terminated and therefore the options are no longer exercisable. On January 8, 2010, the vesting was accelerated for 362,532 unvested options outstanding under the 2008 Plan and the options became immediately exercisable. There were no unvested awards outstanding under the 2004 Plan. The awards under the 2004 Plan and 2008 Plan were not terminated.

The maximum term allowed for an option is 10 years and a stock unit shall either vest or be forfeited not more than 10 years from the date of grant.

During fiscal 2010, we granted 445,000 options on April 29, 2009 at an exercise price of $0.86 per share, which was the closing stock price on the date of grant. During fiscal 2009, we granted 343,000 options on June 12, 2008 at an exercise price of $1.14 per share, which was the closing stock price on the date of grant. At March 31, 2009, options granted totaling 68,859 shares had vested. Options are valued using the Black Scholes method as described in "Note 1. Basis of Presentation." The weighted-average grant-date fair value of the options granted was $0.62 per share. There were no options granted subsequent to the April 29, 2009 grant, through March 31, 2010.

Stock option activity under the Plans and 1998 Plan for the fiscal year ended March 31, 2010, and changes during the year then ended are presented below:

Options	Shares (000)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at March 31, 2009	2,327	$ 3.062		
Granted	445	0.860		
Exercised	—	—		
Forfeited or Expired	1,742	2.714		
Outstanding at March 31, 2010	1,030	$ 2.699	3.462	$ —
Exercisable at March 31, 2010	1,030	$ 2.699	3.462	$ —

The aggregate intrinsic value of our outstanding options represents the total pre-tax intrinsic value, based on our options with an exercise price less than Image's closing stock price of $0.22 as of March 31, 2010, which theoretically could have been received by the option holders had all option holders exercised their options as of that date. At March 31, 2010, there was no aggregate intrinsic value of options outstanding or exercisable as there were no in-the-money options exercisable as of March 31, 2010 and 2009. There were no options exercised, and thus no aggregate intrinsic value of options exercised, during the fiscal year ended March 31, 2010 and 2009.

The weighted-average grant-date fair value of options granted during the fiscal years 2010 and 2009 was $0.600 and $0.617, respectively. Of the options reflected as outstanding on March 31, 2010, options to purchase approximately 1,029,500 shares of common stock were exercisable. At March 31, 2010, there were approximately 917,430 shares of common stock available for new awards, including stock options, to our directors and employees.

A summary of the status of nonvested shares at March 31, 2010, and changes during the year then ended, are presented below:

Nonvested Shares	Shares (000)	Weighted-Average Grant-Date Fair Value
Nonvested at March 31, 2009	267	$ 0.617
Granted	445	0.602
Vested	651	0.607
Forfeited	61	0.611
Nonvested at March 31, 2010	—	$ —

As of March 31, 2010, there were no unvested stock options remaining therefore there was no remaining unamortized stock based compensation expense.

During fiscal 2010 and fiscal 2009 there were no exercises of stock options. There was no excess tax benefit recorded for the tax deductions related to stock options during fiscal 2010 and 2009.

The following table summarized significant ranges of outstanding and exercisable options at March 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares at March 31, 2010 *(In thousands)*	Weighted-Average Remaining Contractual Life *(Years)*	Weighted-Average Exercise Price	Number of Shares at March 31, 2010 *(In thousands)*	Weighted-Average Exercise Price
Under $2.00	425	1.8	$ 0.860	425	$ 0.860
$2.01 to $4.00	475	4.6	3.708	475	3.708
$4.01 to $6.00	130	4.5	5.030	130	5.030
	1,030			1,030	

The following table reflects outstanding and exercisable warrants at March 31, 2010:

	Warrants Outstanding and Exercisable		
Exercise Price	Shares *(In thousands)*	Weighted-Average Remaining Life *(Years)*	Weighted-Average Exercise Price
$0.53	8,019	1.42	$ 0.53

Stockholder Rights Plan. On October 31, 2005, we adopted a stockholder rights plan intended to protect the interests of the stockholders from coercive, abusive or unfair takeover tactics.

On January 8, 2010, in connection with the JH Partners transaction, this stockholders rights plan was terminated.

Convertible Note Payable in Common Stock. As of January 8, 2010, the senior convertible note was satisfied in full in connection with the JH Partners transaction. In connection with the note payoff, 3.5 million common shares were issued. See "Note 11. Long-Term Debt - Senior Convertible Note and Warrant."

Preferred Stock. For a full description of the Company's preferred stock, see "Note 20. Preferred Stock" below.

Note 14. Net Loss per Share Data.

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share for the years ended March 31, 2010 and 2009:

(In thousands, except per share data)	2010	2009
Net loss – basic and diluted numerator	$ (5,922)	$ (1,804)
Add: Dividend on Series B preferred stock	(616)	—
Add: Deemed dividend on Series C preferred stock	(412)	—
Net loss per common – basic and diluted numerator	$ (6,950)	$ (1,804)
Weighted-average common shares outstanding – basic denominator	22,644	21,856
Effect of dilutive securities	—	—
Weighted-average common shares outstanding – diluted denominator	22,644	21,856
Net loss per share:		
Basic and diluted net loss per share	$ (0.31)	$ (0.08)

Outstanding common stock options and warrants not included in the computation of diluted net loss per share totaled 9,049,000 and 3,327,000, respectively, for the years ended March 31, 2010 and 2009 as their effect would be antidilutive.

Note 15. Income Taxes.

On April 1, 2007 we adopted the provisions of ASC 740, *Income Taxes*. ASC 740 requires that we recognize in the consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of each tax position taken or expected to be taken in a tax return. Under ASC 740, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws.

We do not believe that we have included any "uncertain tax positions" in our federal income tax return or any of the state income tax returns we are currently filing. We have made an evaluation of the potential impact of additional state taxes being assessed by jurisdictions in which we not currently consider ourselves liable. We do not anticipate that such additional taxes, if any, would result in a material change to our financial position. Upon adoption of ASC 740, we recorded an increase of $69,000 to accumulated deficit and income taxes payable at April 1, 2007 to provide for the additional state tax liabilities and interest. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at March 31, 2009	$	105

Additions based on current year tax positions	39
Additions for prior year tax positions	—
Reductions related to lapse of statute of limitations	(27)
Balance at March 31, 2010	$ 117

If recognized, the entire amount of unrecognized tax benefits would be recorded as a reduction in income tax expense. The amount accrued for payment of interest as of March 31, 2010 and 2009 was $12,000 and $17,000, respectively. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease within the next twelve months.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Tax years ended on or after March 31, 2007 remain open to examination by federal authorities. Tax years ended on or after March 31, 2006 remain open to examination by state authorities. We classify any interest and penalties related to income taxes assessed by a jurisdiction as part of income tax expense. Interest and penalties were immaterial during fiscal 2010 and 2009.

Valuation of Deferred Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that it is more likely than not that such deferred tax assets will not be realized, we must establish a valuation allowance. The establishment, or increase, of a valuation allowance increases income tax expense for such year. We have a valuation allowance against 100% of our net deferred tax assets, which are composed primarily of net operating loss (or *NOL*) carryforwards. Even though we have fully reserved these net deferred tax assets for book purposes, we would still be able to utilize them to reduce future income taxes payable should we have future earnings. To the extent such deferred tax assets relate to NOL carryforwards, the ability to use such NOLs against future earnings will be subject to applicable carryforward periods. As of March 31, 2010, we had NOL carryforwards for Federal and state tax purposes of $9.9 million and $15.2 million, respectively, which are available to offset taxable income through 2030. These amounts reflect that the utilization of the Company's net operating losses carry forwards is subject to a substantial annual limitation due to ownership change limitations as required by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as similar state limitations. This resulted in approximately $25.3 million and $22.7 million of federal and state net operating loss carryforwards, respectively, being subject to limitations that will cause these carryforwards to expire without utilization. As a result, the Company has written-off the deferred tax assets associated with the excess net operating losses, along with the corresponding valuation allowance.

Income tax expense (benefit) for each of the years ended March 31, 2010 and 2009, is summarized as follows:

(In thousands)	2010	2009
Current		
Federal	$ —	$ —
State	93	36
Foreign	5	3
	98	39
Deferred		
Federal	—	—
State	—	—
	—	—
Total Tax Expense	$ 98	$ 39

The tax effects of temporary differences that give rise to a significant portion of the net deferred tax assets at March 31, 2010 and 2009, are presented below:

(In thousands)	2010	2009
Deferred tax assets:		

Provision for lower of cost or market inventory write-downs	$ 4,180	$ 3,426
Net operating loss carryforwards	4,206	12,909
Allowance for sales returns	76	2,198
Deferred revenue	142	—
Allowance for doubtful accounts receivable	463	64
Unrealized gain/loss	—	79
Accrued compensation and benefits	462	—
Legal settlement accrual	19	213
Depreciation and amortization	750	—
Tax credits	693	708
Stock options	114	—
Write-down of royalty and distribution fee advances	—	91
Other	60	17
Deferred tax assets	11,165	19,705
Less valuation allowance	(10,304)	(19,387)
Deferred tax assets	861	318
Deferred tax liabilities:		
Unrealized gain/loss	(845)	—
Depreciation and amortization	—	(124)
Other	(16)	(194)
Deferred tax liabilities	(861)	(318)
Net deferred tax assets	$ —	$ —

Expected income tax expense (benefit) based on federal statutory rates for the years ended March 31, 2010 and 2009, differed from actual income tax expense (benefit) as follows:

(In thousands, except per share data)	2010	2009
Expected income tax benefit	$ (1,980)	$ (600)
State income tax benefit, net of Federal benefit	60	(54)
Change in valuation allowance	(9,083)	354
Reduction of net operating loss carryforwards	10,618	
Non-deductible expenses	487	61
Provision to Return Adjustments	45	240
Other	(49)	38
	$ 98	$ 39

Note 16. Other Items – Statements of Operations.

Other Income (Expense)

Other income (expense), net for fiscal 2010 includes:

- $5,218,000 million forgiveness of debt from various vendors:
- $1,469,000 in business interruption fees in accordance with the Merger Agreement that was terminated in April 2009;
- $334,000 of deferred rent written-off as a result of renegotiation of long-term lease; and
- $570,000 in noncash income resulting from the change in fair value of a warrant, purchase rights and embedded derivatives; and
- $161,000 gain on disposal of assets.

Other income (expense), net for fiscal 2009 includes:

- $2.0 million pursuant to a settlement agreement and mutual release relating to the BTP Merger Agreement and related Distribution Agreement.
- $1.0 million in non-refundable consideration for an extension of the closing date of a merger agreement subsequently terminated in April 2009.
- $2.4 million pursuant to the termination of an agreement with a content supplier.
- ($209,000) in noncash expense resulting from the change in fair value of a warrant and embedded derivatives.

Note 17. Employee Benefit Plan.

Effective February 1, 2003, we established the Image Entertainment Investment Plan, a defined contribution 401(k) plan for the benefit of employees meeting certain eligibility requirements. Under the plan, participants may contribute a portion of their earnings on a pre-tax basis. Employee contributions are forwarded to the plan administrator and invested in various funds at the discretion of the employee. Initially we matched some portion of those contributions based upon the employee's compensation status in accordance with the U.S. Internal Revenue Code. The plan was amended on January 29, 2010. Effective for payroll periods on or after March 1, 2010, the employer matching contributions to the 401(k) plan were suspended. Matching contributions for payroll periods before that date were not affected. As a result of the amendment, in accordance with the Internal Revenue Service guidelines, the contributions of the highly compensated employees will be capped annually. The cap will be determined based on the results of the actual deferral and contribution percentage discrimination testing requirements of Code Sections 401(k) and (m). We incurred 401(k) savings plan expenses of $126,000 and $179,000 for fiscal 2010 and 2009, respectively.

Note 18. Related Party Transactions with JH Partners LLC and Affiliates.

On December 21, 2009, we entered into a Securities Purchase Agreement, as amended on December 24, 2009, December 30, 2009 and January 20, 2010 (as amended, the *SPA*) with JH Partners, LLC, as the investor representative (or *Investor Representative*), and JH Partners Evergreen Fund, L.P. (or *JH Evergreen*), JH Investment Partners III, L.P. (or *JH Investment III*) and JH Investment Partners GP Fund III, LLC (or *JH Investment GP Fund* and together with JH Evergreen and JH Investment III, the *Investors*). Pursuant to the SPA, on January 8, 2010, we sold 22,000 shares of a newly authorized series of our capital stock entitled Series B Cumulative Preferred Stock, par value $0.0001 per share (or *Series B Preferred*), and 196,702 shares of a newly authorized series of our capital stock entitled Series C Junior Participating Preferred Stock, par value $0.0001 per share (or *Series C Preferred* and together with the Series B Preferred, the *Preferred Shares*), for an aggregate purchase price of $22.0 million. In connection with our sale to the Investors of the Preferred Shares, the Investors acquired control of Image. Due to the voting rights associated with the Series C Preferred as discussed below, after the issuance of the Series C Preferred and the issuance of 3.5 million shares of our common stock, par value $0.0001 per share (or *Common Stock*), to retire the Amended Note on January 8, 2010, the Investors collectively owned approximately 88.6% of our post-transaction outstanding voting securities. After subsequent transactions involving our capital stock, the Investors owned approximately 77.0% of outstanding voting securities as of June 1, 2010.

After payment to the Investor Representative of a $1 million transaction fee, akin to an investment banking fee, reimbursement of $650,000 of the Investors' expenses and payment of other transaction-related expenses, we received net proceeds of approximately $19.0 million from the sale of the Preferred Shares. In connection with the closing of the sale of the Preferred Shares on January 8, 2010, we used $15.0 million of the net proceeds, along with the issuance of 3.5 million shares of Common Stock, to repay in full and retire the Amended Note. The remainder of the net proceeds will be used to repay other outstanding indebtedness and outstanding liabilities and for general working capital. Pursuant to the SPA, we agreed to pay the Investor Representative or its designee a management fee of $300,000 on each of December 31, 2010 and December 31, 2011.

Pursuant to the closing conditions of the SPA, on January 7, 2010, each member of our then-current board of directors resigned from the board of directors which became effective immediately after the closing of the sale of the Preferred Shares to the Investors. On January 7, 2010, our then-current board of directors appointed Theodore S. Green, Patrick M. Collins and Michael J. John to our board of directors effective immediately after the closing of the sale of the Preferred Shares on January 8, 2010. Messrs. Collins and John are each employed by the Investor Representative.

On January 9, 2010, our board of directors appointed Theodore S. Green as our Chairman of the Board and Chief Executive Officer, John Avagliano as our Chief Financial Officer and Chief Operating Officer and John Hyde as our Vice Chairman.

On January 8, 2010 in connection with the closing of the sale of the Preferred Shares as discussed above, we entered into a Registration Rights Agreement (or *RRA*) with the Investor Representative and the Investors. Pursuant to the RRA, we agreed to register under the Securities Act of 1933 the shares of Common Stock issuable upon conversion of the Series C Preferred under certain circumstances.

Pursuant to the SPA, the Investors initially provided to Wachovia a $5.0 million irrevocable standby letter of credit for 90 days, which has been extended through August 6, 2011, as credit support for our revolving line of credit.

Note 19. Preferred Stock (including restrictions on dividends).

The Series B Preferred bears a cumulative dividend equal to 12% per annum of the liquidation preference of $1,000 per share (subject to adjustment upon any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred) compounding quarterly. Dividends will accrue automatically on a daily basis whether or not declared by our board of directors, but will be payable in cash only when, and if, declared by the board. If not declared and paid earlier, such dividends will be paid upon liquidation. So long as any shares of Series B Preferred are outstanding and until all dividends on the Series B Preferred have been paid or declared and set aside for payment, we will be prohibited from (i) declaring or paying any dividend (whether in cash or property) on any shares of our preferred stock or Common Stock, and (ii) subject to certain exceptions, redeeming any shares of our preferred stock or Common Stock. The Series B Preferred also has liquidation preference with priority over liquidating distributions to holders of Common Stock or any capital stock that ranks junior to the Series B Preferred equal to the sum of (i) $1,000 per share (subject to adjustment upon any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred) (or *Liquidation Preference*) and (ii) an amount equal to all accrued but unpaid dividends thereon. In the event of any merger of Image with or into another person or of any person with or into Image, any sale, transfer, lease or conveyance to another person of all or substantially all of our property or any statutory share exchange of Image with another person, each share of Series B Preferred will be entitled to receive an amount in cash equal to the sum of (y) the Liquidation Preference and (z) the amount per share equal to accrued but unpaid dividends. Certain internal reorganization transactions will not trigger the foregoing payment right. Holders of Series B Preferred do not have any voting rights, including the right to elect directors, other than those rights required by law but do have limited voting rights with respect to matters affecting the rights and privileges of the Series B Preferred. The Series B Preferred is not redeemable by us or the Investors and is not convertible.

Subject to the rights of holders of any shares of preferred stock ranking prior to the Series C Preferred, the Series C Preferred is entitled to receive, when declared by our board of directors out of funds legally available therefore, dividends in an amount per share equal to 1,000 times the aggregate per share amount of all cash and non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock) declared on the Common Stock. This amount is subject to adjustment in the event of a stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock that is not similarly effected with respect to Series C Preferred. Until all declared and unpaid dividends on the Series C Preferred outstanding have been paid in full, we will be prohibited from (i) declaring or paying dividends on any shares of stock ranking junior or on a parity with the Series C Preferred (except dividends paid ratably on the shares of Series C Preferred and all such parity stock) or (ii) subject to certain exceptions, redeeming any shares of any of our stock ranking junior to or on parity with the Series C Preferred. In the event of any liquidation, dissolution or winding up of Image, we will be prohibited, subject to certain exceptions, from making any distribution to holders of stock ranking junior to, or on parity with, the Series C Preferred. If we enter into a consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for other securities, cash or any other property, then each share of Series C Preferred will be similarly exchanged, for an amount per share equal to 1,000 times the aggregate amount of securities, cash or other property for which each share of Common Stock is exchanged (subject to adjustment upon the occurrence of the same events set forth above for adjustments to the dividend amount to which holders are entitled). The Series C Preferred votes together as one class with the Common Stock (except as provided by law or our certificate of incorporation), and entitles the holder to 1,000 votes for each share held (subject to adjustment upon the occurrence of the same events set forth above for adjustments to the dividend amount to which holders are entitled), on all matters submitted to a vote of stockholders. The Series C Preferred is not redeemable. The Series C Preferred is convertible, at the holder's option, into shares of Common Stock at a ratio of 1,000 shares of Common Stock for each share of Series C Preferred (subject to adjustment upon the occurrence of certain events). The Series C Preferred will automatically convert into shares of the Common Stock when there are sufficient authorized but unissued shares of Common Stock to effect the conversion in full of the Series C Preferred after taking into account shares reserved for issuance upon exercise of outstanding rights, warrants and options and upon conversion of outstanding convertible securities. As of March 31, 2010, we did not have sufficient authorized but unissued shares of Common Stock available to effect the conversion in full of the outstanding shares of Series C Preferred.

In connection with the Investors' purchase of Series B Preferred and Series C Preferred, we also granted the Investors the right (or the *Purchase Right*) to purchase up to an additional 7,400 shares of Series B Preferred and

66,163.4 shares of Series C Preferred for an aggregate purchase price of $7.4 million. The preferred stock purchase rights were valued in accordance with ASC 820, *Fair Value Measurements and Disclosures*. See "Note 11. Long-Term Debt -- Derivative Liabilities – Stock Warrant, Purchase Rights and Embedded Derivatives" for further details.

Subsequent to March 31, 2010, the Purchase Right expired with respect to an initial tranche of 3,700 shares of Series B Preferred and 33,081.7 shares of Series C Preferred.

The Company employed an option pricing model to determine the relative fair value of the Series B Preferred, Series C Preferred and the Purchase Rights. The Series B Preferred and Series C Preferred have been classified as mezzanine equity. The Series B preferred stock was classified as mezzanine equity due to the clause in the Certificate of Designation, which provides upon a merger or other reorganization events, as defined, the Series B preferred stock is cash settled. This redemption event would likely be outside of the Company's control. The Series C preferred stock was classified as mezzanine equity due to certain obligations under the RRA, which would not be in the Company's control. As the potential penalty for any breach of the RRA is not explicitly stated or defined and is not solely within the Company's control, it is assumed there would be a redemption event for the Series C Preferred. The costs associated with the transaction reimbursed to the Investors reduced the proceeds received by the Company and impact the calculation of the fair value of Series C Preferred. The calculated impact was recorded as a deemed dividend on Series B Preferred.

Note 20. Subsequent Events.

We have performed an evaluation of subsequent events through the date we issued these financial statements.

Employment and Consulting Agreements

On April 14, 2010, we entered into employment agreements with Chairman of the Board and Chief Executive Officer, Theodore Green, and Chief Financial Officer and Chief Operating Officer, John Avagliano. The Company also entered into a consulting agreement with its Vice Chairman, John Hyde and his wholly owned consulting business, Producers Sales Organization. Messrs. Green, Avagliano and Hyde were appointed executive officers of the Company (collectively, the *Executive Officers*) on January 9, 2010. Each agreement has an initial three-year term and, subject to advance-notice termination, renews automatically for successive one-year terms. These employment and consulting agreements each provide for, among other things, an annual base salary or consulting fee, as applicable, of $300,000, cash bonus eligibility, severance benefits, reimbursement of commuting and relocation expenses, and certain tax gross-up payments.

Stockholders' Agreement

On April 14, 2010, the Company entered into a Stockholders' Agreement (or the *Stockholders' Agreement*) with JH Evergreen, JH Investment III, JH Investment GP Fund (together with JH Evergreen and JH Investment III, the *JH Stockholders*), Messrs. Green and Avagliano, Producers Sales, and Ray Gagnon, an executive of the Company (together with Messrs. Green and Avagliano and Producers Sales, the *Management Stockholders*, and the Management Stockholders and JH Stockholders collectively, the *Stockholders*). In addition to imposing customary transfer restrictions on Company capital stock held by the Stockholders, the Stockholders' Agreement includes agreements among the Stockholders regarding tag-along rights, drag-along rights, and approval of a new equity incentive plan pursuant to which the Management Stockholders will receive stock options and restricted stock awards. In addition, the Stockholders' Agreement gives the Company a call option on capital stock and vested options held by each of the Management Stockholders, exercisable within 90 days of the termination of employment or consulting engagement of the Management Stockholder. The exercise price of the call option is based on the fair market value of the underlying shares at the time of exercise, except in the case of termination for "cause," in which case shares underlying equity compensation awards may be purchased at the original acquisition price, if lower.

The Stockholders' Agreement was entered into in connection with the April 14, 2010 purchase by the Management Stockholders of an aggregate of 2,300 shares of the Company's Series B Preferred Stock and 20,564.3 shares of Series C Preferred Stock from the JH Stockholders. In connection with such purchase, the Management Stockholders also became parties to the Company's Registration Rights Agreement dated January 8, 2010.

Amendments to Loan Agreement

On April 15, 2010 and May 3, 2010, we entered into the Fifth Amendment and Sixth Amendment to the Loan Agreement with Wachovia. The amendments extended the maturity of our revolving line of credit from May 4, 2010 to October 25, 2010 and modified the calculation of the borrowing base.

On July 29, 2010, we entered into the Seventh Amendment with Wachovia. Among other modifications to the underlying revolving credit facility with Wachovia, the Seventh Amendment extended the maturity of the facility from October 25, 2010 to July 31, 2011. As part of the extension, on February 1, 2011 the revolving credit facility limit will become $15 million. This extension was a basis for the removal of the Going Concern Opinion from this Annual Report. See "Note 2. Going Concern and Liquidity" for further details.

Merger of Subsidiaries

On June 30, 2010, we merged our wholly owned subsidiaries, Egami Media, Inc. and Image Entertainment (UK), Inc., into the parent corporation, Image Entertainment, Inc. We will continue to own the trademark for Egami Media, Inc. and use it as a trade name.

Note 21. Segment Information.

In accordance with the requirements of ASC "*Segment Reporting,*" selected financial information regarding our reportable business segments, domestic, digital and international, are presented below. Our domestic segment primarily consists of acquisition, production and distribution of exclusive DVD content in North America and exploitation of North American broadcast rights. Our digital segment consists of revenues generated by digital distribution of our exclusive content via video on demand, streaming video and downloading. Our international segment includes international video sublicensing of all formats and exploitation of broadcast rights outside of North America.

Management currently evaluates segment performance based primarily on net revenues, operation costs and expenses and loss before income taxes. Interest income and expense is evaluated on a consolidated basis and is not allocated to our business segments.

For the Year Ended March 31, 2010:

	2010			
(In thousands)	Domestic	Digital	International	Consolidated
Net revenues	$ 87,793	$ 4,182	$ 1,095	$ 93,070
Operating costs and expenses	100,250	2,769	1,204	104,223
Earnings (loss) from operations	(12,457)	1,413	(109)	(11,153)
Other expense	(5,329)	—	—	(5,329)
Earnings (loss) before income taxes	$ (7,128)	$ 1,413	$ (109)	$ (5,824)

For the Year Ended March 31, 2009:

	2009			
(In thousands)	Domestic	Digital	International	Consolidated
Net revenues	$ 124,410	$ 4,198	$ 2,083	$ 130,691
Operating costs and expenses	128,507	3,437	2,397	134,341
Earnings (loss) from operations	(4,097)	761	(314)	(3,650)
Other (income)	(1,885)	—	—	(1,885)
Earnings (loss) before income taxes	$ (2,212)	$ 761	$ (314)	$ (1,765)

	As of March 31,	
(In thousands)	2010	2009
Total assets:		
Domestic	$ 66,266	$ 83,188
Digital	701	800
International	430	725
Consolidated total assets	$ 67,397	$ 84,713

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or *Exchange Act*), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We periodically review the design and effectiveness of our disclosure controls and internal control over financial reporting. We make modifications to improve the design and effectiveness of our disclosure controls and internal control structure, and may take other corrective action, if our reviews identify a need for such modifications or actions.

As of the end of the period covered by this Annual Report, we evaluated, under the supervision and with the participation of our Chairman and Chief Executive Officer, and Chief Operating Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chairman and Chief Executive Officer and Chief Operating Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

- concern the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that (a) transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and (b) that our receipts and expenditures are being recorded and made only in accordance with management's authorizations; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting at March 31, 2010. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on that evaluation under those criteria, management concluded that, at March 31, 2010, our internal control over financial reporting was effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d) of the Exchange Act, we have evaluated, under the supervision and with the participation of our Chairman and Chief Executive Officer, and Chief Operating Officer and Chief Financial Officer, whether any changes occurred to our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there have been no such changes during our fourth fiscal quarter.

ITEM 9B. OTHER INFORMATION

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board Composition

As of July 29, 2010, our board of directors (or *Board*) was comprised of three members, divided into three classes as set forth in the table below. Each director holds office for a three-year term, until a successor is duly elected and qualified or until his earlier death, resignation or removal from office. The directors were elected into the classes below at the January 7, 2010 Board Meeting. The Class I directors will be up for election at the 2010 Annual Meeting, the Class II directors will be up for election at the 2011 Annual Meeting and the Class III directors will be up for election at the 2012 Annual Meeting.

On December 21, 2009, we entered into a Securities Purchase Agreement with JH Partners, LLC, as the investor representative (or *Investor Representative*), and JH Partners Evergreen Fund, L.P. (or *JH Evergreen*), JH Investment Partners III, L.P. (or *JH Investment III*) and JH Investment Partners GP Fund III, LLC (or *JH Investment GP Fund*, and together with JH Evergreen and JH Investment III, the *Investors*), as amended December 24, 2009, December 30, 2009 and January 20, 2010 (as amended, the *SPA*). Pursuant to the SPA, on January 8, 2010 we sold newly authorized shares of preferred stock to the Investors that represented approximately 88.6% of our post-transaction outstanding voting securities for an aggregate purchase price of $22.0 million. Pursuant to the closing conditions of the SPA, on January 7, 2010, each member of the then-current Board, which included Ira S. Epstein, Gary Haber, M. Trevenen Huxley and Robert J. McCloskey, resigned from the Board effective immediately after the closing of the issuance of the initial shares of our preferred stock pursuant to the SPA (or the *Closing*). On January 7, 2010, the then-current Board appointed Theodore Green, Patrick Collins and Michael John, all of whom were designated by the Investors pursuant to the SPA, as directors effective immediately after the Closing.

Name	Director Class	Age	Principal Occupation and Business Experience During Past Five Years and Other Directorships
Patrick M. Collins	II	36	Mr. Collins is a senior investment professional with JH Partners, LLC, where he has held various positions since 2003. Mr. Collins is a member of JH Partners' four member investment committee and is responsible for leading deal teams in completing all phases of the firm's private equity investments, including sourcing, due diligence, debt financing, valuation, structuring, negotiation and monitoring. Prior to joining JH Partners, Mr. Collins worked at Behrman Capital, a private equity firm. Prior to Behrman Capital, Mr. Collins was an investment banker at Merrill Lynch & Co., Inc. Mr. Collins currently serves on the boards of AmeriMark Holdings, LLC and CHP Holdings, Inc. Mr. Collins received an MBA from Harvard Business School and a BA from Yale University. Mr. Collins' experience with capital-raising and growth-oriented transactions provides the Board with perspective on the Company's strategies to grow its business.
Theodore S. Green	III	57	Mr. Green was appointed as the Company's Chairman of the Board and Chief Executive Officer effective January 8, 2010. Since 2007, Mr. Green has served as a director of China MediaExpress, a publicly traded company that operates the largest television advertising network on inter-city express buses in China. The company is a successor to TM Entertainment and Media, Inc., a company for whom Mr. Green served as Chairman and Co-CEO from 2007 to 2009. From 2003 to 2006, Mr. Green was the CEO and Co-Owner of Anchor Bay Entertainment, which at such time was the subsidiary of IDT Entertainment, Inc. that focused on the production, marketing and distribution of various media. Mr. Green began serving as CEO upon the acquisition of Anchor Bay from The Handleman Company. Prior to that, in 2001, Mr. Green established Greenlight Consulting Inc., a project-based consulting practice focused on the media and entertainment industry. Greenlight Consulting's clients include Sony Music and Vivendi-Universal as well as numerous other regional media organizations. Prior to founding Greenlight Consulting, in 2000, Mr. Green was President and Chief Operating Officer of MaMaMedia, Inc., an Internet company that created activity-based learning products for children and their families. From 1992 to 2000, Mr. Green was the founder and President of Sony Wonder, the division of Sony BMG Music Entertainment responsible for the production and distribution of media geared toward youthful audiences and also for all home video distribution. Beginning in 1989, Mr. Green was the Executive Vice President of Administration and Operations for ATCO Records, a music industry label co-owned with The Warner Music Group. From 1982 until 1989, Mr. Green served as the Senior Vice President of Polygram Records, overseeing the Business Affairs and Music Publishing divisions of the company. Mr. Green's career in the entertainment industry began first in

			the legal department and thereafter as the Director of Business Affairs for CBS Records. Prior to that Mr. Green practiced general entertainment law at the firm of Moses Singer. Mr. Green's broad and deep experience in various segments of the entertainment industry, together with his perspective as our Chief Executive Officer, provides the Board with unique insight and direct access to strategic and operational information about the Company.
Michael J. John	I	56	Since April 2004, Mr. John has served as a senior partner of JH Partners, LLC. Prior to joining JH Partners, LLC, Mr. John was President and Chief Executive Officer of City Graphics, a private graphic design company, from 1993 to 2003. Previously, Mr. John served as President and Chief Executive Officer of Pacific Lithograph, a commercial lithographer. Mr. John has also built a successful real estate development practice in Idaho where he has developed over $100 million of projects. Mr. John currently serves on the boards of the private companies AmeriMark Holdings, LLC, BAP Holdings, LLC, Pikes Peak Direct Marketing, Inc., Chef's, Country Home Products, Inc., GoSmile and Ouidad. He received a B.S. from the University of Oregon and also completed the Stanford Executive Management Program. As a director, Mr. John brings to the Board expertise from his operational experience and skills and insights from his work as an investor.

Executive Officers

The following table sets forth the name, age and position of each of our executive officers as of July 29, 2010.

Name	Age	Position
*Executive Officers**		
Theodore S. Green	57	Chief Executive Officer and Chairman of the Board
John P. Avagliano	54	Chief Operating Officer/Chief Financial Officer
John W. Hyde	69	Vice Chairman

* Executive Officers were appointed effective January 8, 2010.

Mr. Green's biographical information is set forth above under "Board Composition."

From 2004 to 2009, Mr. Avagliano was President of Britannia Holdings providing strategic and financial management services to the film, music, video and apparel industries. Clients of Britannia Holdings included Live Nation Entertainment, Ticketmaster Entertainment, Frontline Management, Palm Pictures (an integrated film and music company founded by Chris Blackwell the former Chairman of Island Records), CAK Entertainment (a joint venture music publishing company funded by GTCR, a private equity firm based in Chicago), Menichetti, Ltd. (high-end apparel manufacturer/distributor), Pacific Connections, Inc. (mass market apparel and accessory distributor) and DIC Entertainment. From 1999 to 2004, Mr. Avagliano worked in various positions for Time Warner Inc. From 2001 to 2004, Mr. Avagliano worked for Warner Music Group as SVP of Financial Operations, where he was responsible for financial oversight of the global manufacturing, distribution and print businesses, worldwide financial planning and analysis, U.S. advertising procurement, real estate management, office services support and U.S. purchasing activities. From 1999 to 2001, Mr. Avagliano was CFO of Warner Home Entertainment, the leading global manufacturer and distributor of DVD and VHS products, where he was responsible for managing the overall finance function, leading negotiations in acquiring and distributing independent theatrical and TV content and managing the Video-On-Demand activities as related to the Warner Bros. film release schedule. Previously Mr. Avagliano was employed at companies such as Revlon, Playtex Products, Avon, Sanofi Beaute and PolyGram Distribution.

In 2007, Mr. Hyde founded Rehab Incorporated which consists of Rehab Entertainment, a television and film and intellectual rights company, as well as Rehab Consulting, an entertainment and media consulting company. Since 2007, Mr. Hyde has served as CEO of Rehab Incorporated. Mr. Hyde currently has in development *Short Circuit* for The Weinstein Company and *Flight of the Navigator* for Disney. Since October 2007, Mr. Hyde has served as Vice Chairman of The Jim Henson Company, creator of The Muppets and a family entertainment company, where he is responsible for strategic planning, new media and business development. From 2007 to 2008, Mr. Hyde served as the Vice Chairman of Starz Media, where he was responsible for integrating the IDT Entertainment operations into the Starz group of companies. From 2003 to 2006, Mr. Hyde was the COO of IDT Entertainment and CEO of IDTE Productions and New Ark Entertainment. In those roles, Mr. Hyde oversaw all of IDT Entertainment's operations.

From 2000 to 2006, Mr. Hyde was the CEO of Film Roman responsible for running the animation company producing *The Simpsons*, *King of the Hill*, *Hellboy: Animated*, *Eloise*, and *Wow! Wow! Wubbzy!*

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Image's directors, executive officers and the beneficial holders of more than 10% of a registered class of Image's equity securities to file initial reports of ownership and changes in ownership of common stock and other equity securities of Image with the SEC. Based solely on our records and written representations from certain of these persons, we believe that during fiscal year 2010 all applicable Section 16(a) filing requirements were met, with the following exception: JH Evergreen Management, LLC, John Hansen and JH Partners Evergreen Fund, L.P., which are beneficial owners of more than 10% of the Company's common stock, assuming conversion of the Series C Preferred Stock into shares of common stock, filed their Form 3s and Form 4s on July 19, 2010. The transactions reported occurred on January 8, 2010 and April 14, 2010, and accordingly, the Section 16(a) filing requirements do not appear to have been timely met. The Forms 4 for the April 14, 2010 transactions reported sales of shares of Series B Preferred Stock and Series C Preferred Stock by the Investors to each of Theodore S. Green, John Avagliano, Ray Gagnon and Producers Sales Organization, John Hyde's wholly-owned consulting business.

Code of Ethics and Governance Guidelines

Our Board has adopted a Code of Ethics Policy which is applicable to all employees, including our principal executive officer and principal financial and accounting officer, and other applicable persons. A copy of our Code of Ethics Policy, as well as our Insider Trading Policy, Corporate Governance Guidelines, the written Charters for our Audit, Compensation, and Nominations and Governance Committees, as well as periodic and current reports filed with the SEC are available on our website, www.image-entertainment.com, and are available in print to any stockholder upon request. Amendments and waivers, if any, will be disclosed on the Investors section of our website.

Director Independence

For a discussion of the independence of our directors, please see "Item 13. Certain Relationships and Related Transactions, and Director Independence" below.

Committees of the Board

In the past we had a separately designated Audit Committee, Compensation Committee, and Nominations and Governance Committee; however, following our delisting from the Nasdaq Stock Market and the change in Board composition in connection with the Closing, our full Board acts in the capacity of all three committees until the future appointment of independent directors to our Board. For fiscal year 2010 until the Closing, our Audit Committee was comprised of Messrs. Epstein, Haber (Chairman) and McCloskey who replaced Mr. Coriat (who resigned in November 2009), our Compensation Committee was comprised of Messrs. Epstein and McCloskey (Chairman), and our Nominating and Governance Committee was comprised of Messrs. McCloskey and Coriat (Chairman). Our Board determined that each of these committee members were independent directors, and the Audit Committee members met the independence requirements of the SEC and Nasdaq. None of the current members of the Board would be deemed independent under Nasdaq or SEC independence standards. Our Board has determined that Messrs. Collins and John each qualify as an "audit committee financial expert" as that term is defined in Item 407(d)(5) of Regulation S-K under the Exchange Act.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Year 2010

The following table sets forth compensation paid to those persons who served as our principal executive officer and our other most highly compensated executive officers for fiscal year 2010 and, where applicable, fiscal year 2009 (collectively, the *Named Executive Officers*). The fiscal years reported below ended on March 31, 2010 and 2009, respectively:

Name & Principal Position	Fiscal Year	Salary ($)	Option Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Current Executive Officers[3]					
Theodore S. Green, *Chief Executive Officer and Chairman*	2010	$ 66,923	$ —	$ —	$ 66,923
John P. Avagliano, *Chief Operating Officer and Chief Financial Officer*	2010	66,923	—	18,733	85,656
John W. Hyde[4], *Vice Chairman*	2010	—	—	66,923	66,923
Former Executive Officer					
Jeff M. Framer[5], *Former President and Acting Chief Financial Officer*	2010	390,769	42,077	726,772	1,159,618
	2009	350,000	24,612	36,683	411,295
Bill V. Bromiley[6], *Chief Acquisitions Officer*	2010	375,000	30,055	39,720	444,775
	2009	350,000	24,612	43,323	417,935
Rick Eiberg[6], *Executive Vice President, Operations (formerly Chief Operating Officer)*	2010	300,000	30,055	39,858	369,913
	2009	250,000	18,459	39,255	307,714

---

(1) Amount represents the grant date fair value for stock options granted in the fiscal year indicated calculated in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or *FASB ASC Topic 718*). Refer to Note 13, "Stockholders' Equity," in the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report, for the relevant assumptions used to determine the valuation of our stock options. Mr. Framer's options were subsequently terminated on June 23, 2010 in accordance with the terms of the plans under which they were granted.

(2) Fiscal year 2010 includes:
  a. Medical and dental insurance premiums and other payments in excess of those provided to other employees of $22,589 for each of Messrs. Framer, Bromiley and Eiberg.
  b. Auto allowances paid of $12,116 for Mr. Framer, $12,692 for Mr. Bromiley and $12,600 for Mr. Eiberg.
  c. Our contributions to a 401(k) plan of $4,515 for Mr. Framer, $4,439 for Mr. Bromiley and $4,669 for Mr. Eiberg.
  d. For Mr. Framer, includes (i) severance amount of $626,013, of which $612,308 is for salary continuation through September 30, 2011, and $13,705 is for COBRA coverage through September 30, 2010, and (ii) $61,539 in accrued vacation paid in cash.
  e. For Mr. Avagliano, includes reimbursable commuting expenses of $18,733.

(3) All current executive officers were appointed to their positions effective January 8, 2010. The Company does not currently have the position of President.

(4) Mr. Hyde provides all services to the Company through Producers Sales Organization, his wholly-owned consulting business.

(5) Mr. Framer was removed as an executive officer effective January 8, 2010, and his employment terminated effective March 23, 2010.

(6) Messrs. Bromiley and Eiberg were promoted to executive officers effective April 1, 2008. Mr. Eiberg served as Executive Vice President, Operations and Chief Technology Officer from April 1, 2008 until his appointment to the position of Chief Operating Officer effective March 12, 2009. On January 8, 2010, in connection with the change of control transaction with the Investors, Messrs. Bromiley and Eiberg were no longer considered executive officers, and Mr. Eiberg resumed the position of Executive Vice President, Operations.

Employment Agreements

We entered into employment agreements with each of Messrs. Green and Avagliano and entered into a consulting agreement with Mr. Hyde and his wholly owned consulting business, Producers Sales Organization, effective as of April 14, 2010, each for a term of three years. The terms of these agreements are summarized under the heading "Fiscal 2011 Agreements" below. We entered into employment agreements with Messrs. Framer, Bromiley and Eiberg as of March 31, 2009, each for a term of two years. The terms of these agreements are summarized under the heading "Fiscal 2010 Agreements" below. Mr. Framer terminated employment with us on March 23, 2010.

Fiscal 2011 Agreements:

Term. Each of the agreements with Messrs. Green, Avagliano, and Hyde is for a term of three years beginning April 14, 2010, and, subject to advance-notice termination provisions, renews automatically for successive one-year terms.

Base Compensation. Annual base salaries or consulting fees for the fiscal year ending March 31, 2010 for Messrs. Green, Avagliano and Hyde were $300,000, respectively.

General Terms:

Each executive officer will be eligible for an annual cash bonus targeted at 50% of base compensation, subject to the Company achieving specified earnings before interest, taxes, depreciation and amortization (EBITDA) goals, with partial bonus eligibility if at least 85% of the applicable goal is achieved. In the case of Mr. Avagliano, this bonus is guaranteed to be at least $50,000 for the year ending March 31, 2011. For the fiscal year ending March 31, 2011, the EBITDA goal is $10.3 million, subject to reasonable adjustment in the event of any material acquisition of a company or business by the Company.

Each executive officer will be entitled to specified severance benefits, subject to execution of a customary general release of claims, if his employment or consulting engagement is terminated without "cause" or he terminates his employment or consulting engagement for "good reason" including: (i) a payment equal to 12 months of salary or consulting fees, as applicable, and a pro rata bonus; (ii) in the case of Messrs. Green and Avagliano, continuation of healthcare benefits for 12 months; and (iii) in the case of Mr. Avagliano, reimbursement for relocation expenses actually incurred by Mr. Avagliano on or six months prior to termination of employment (up to an aggregate cap of $120,000 and a tax gross-up cap on any such amounts of $75,000).

For purposes of the agreements, "cause" generally means an executive officer's (i) conviction of a felony or of any crime involving moral turpitude, dishonesty, fraud, embezzlement, theft or misrepresentation; (ii) gross neglect or gross misconduct in connection with the performance of the executive officer's duties (other than due to the executive officer's physical or mental illness); (iii) material breach of the employment or consulting agreement, the Company's proprietary information agreement or certain other Company material policies, rules and regulations; or (iv) willful engagement in any other conduct that involves a material breach of a fiduciary obligation or that would reasonably be expected to have a material and adverse economic effect upon the Company and its subsidiaries, subject to certain notice and opportunity to cure provisions set forth in the agreements.

For purposes of the agreements, "good reason" generally means (i) a material diminution in the executive officer's salary; (ii) a material diminution in the executive officer's authority, duties or responsibilities, including a material adverse change in the executive officer's reporting relationships; (iii) a material breach of the employment or consulting agreement by the Company; (iv) the failure of the Company to issue certain equity awards to the executive officer by November 30, 2010; or (v) except for Mr. Green requiring the executive officer to change principal location of his employment or engagement outside the Los Angeles, California area, subject to certain notice and opportunity to cure provisions set forth in the agreements. Mr. Green's employment agreement also provides that "good reason" means (x) the failure of the Company or its stockholders to reelect or to reappoint him as Chairman of the Board, unless cause for removal exists or (y) the appointment of a co-chairman of the Board. Mr. Hyde's consulting agreement also provides that "good reason" means the termination of employment of Mr. Green.

Messrs. Green and Avagliano will be reimbursed for expenses related to commuting from New York to Los Angeles, including the cost of business class air travel exceeding three hours, temporary housing and auto use.

Mr. Avagliano will be reimbursed for reasonable expenses, not to exceed $120,000, related to relocation of his home and family from New York to Los Angeles, as well as a tax gross-up for income taxes arising from such reimbursement, not to exceed $75,000.

Each executive officer will receive a tax gross-up to the extent that payments under the employment or consulting agreements are "parachute payments" under Internal Revenue Code Section 280G and subject to an excise tax under Internal Revenue Code Section 4999, subject to specified limitations, including an aggregate cap of $1,000,000 on total gross-up payments to the executive officers under their employment and consulting agreements.

The agreements also contain non-competition and non-solicitation covenants and an agreement by the Company to reimburse the executive officers for reasonable legal fees incurred in connection with the employment agreements and related expenses.

The employment and consulting agreements contemplate the future issuance of stock options and restricted stock awards to the executive officers covering an aggregate of 12.956% of the Company's fully diluted common stock (excluding the Company's outstanding and underwater stock options) as of January 8, 2010 (5.5% for awards to Mr. Green, 2.656% for awards to Mr. Avagliano and 4.8% for awards to Mr. Hyde/Producers Sales). A portion of the awards will have time-based vesting with a four-year vesting schedule and a portion will have performance-based vesting linked to the Company's achievement of specific stock prices.

Fiscal 2010 Agreements:

Term. Each of the agreements with Messrs. Framer, Bromiley and Eiberg is for a term of two years beginning March 31, 2009.

Base Salary. Base salaries for the fiscal year ending March 31, 2010 for Messrs. Framer, Bromiley and Eiberg were $400,000, $375,000 and $300,000, respectively.

General terms:
Each of the agreements provides for, among other benefits, an annual car allowance of $12,600, participation in a Company bonus plan and a stock-based compensation plan, in each case at the sole discretion of the Compensation Committee.

The agreements provide for standard severance and termination provisions. If an officer is terminated by us without cause or the officer terminates employment with us for good reason in accordance with the terms of the agreement, the officer would be entitled to receive (i) base salary through the end of the remaining employment term plus six months, (ii) any bonus earned but not paid for a prior period and (iii) continued medical and dental insurance coverage under COBRA for six months following termination, subject to the officer's execution of a waiver and release agreement in each case. If the officer is terminated by us for cause, the obligations of the Company with respect to salary and benefits would immediately terminate. Upon expiration of the agreement's two-year term, provided the term has not been mutually extended, an officer would be entitled to six months of base salary (without vacation accrual), any bonus earned but not paid for a prior period and six months of medical and dental insurance coverage under COBRA.

For purposes of the agreements, "cause" generally means an officer's (i) fraud, dishonesty or felonious conduct or breach of fiduciary duty; (ii) willful misconduct or gross negligence in the performance of the officer's duties; (iii) knowing or willful violation of any law, rule or regulation or other wrongful act that causes or is likely to cause harm, loss or disrepute to us; (iv) conviction of a felony or misdemeanor (with certain exceptions); (v) breach of any material provision of the agreement or other material agreement with us; or (vi) failure to comply with all relevant and material obligations, assumable and chargeable to the executive under the Sarbanes-Oxley Act.

For purposes of the agreements, "good reason" generally means any of the following events that occurs without an officer's consent within twelve months of a "change in control": (i) a material diminution in the officer's authority, duties or responsibilities with us; (ii) a change in the officer's principal office location to a location farther from the officer's home that is more than 35 miles from the officer's current principal office location; (iii) a more than 10% reduction in base salary; or (iv) any material breach by us of the employment agreement.

For purposes of the agreements, "change in control" generally means the first to occur of any of the following events: (i) any person becomes the beneficial owner of 50% or more of our securities entitled to vote in the election of directors, with certain exceptions; (ii) the incumbent directors (including certain nominees nominated or elected by incumbent directors) during any period of not more than twelve consecutive months during which we continue in existence cease to constitute at least a majority of the Board; (iii) the date on which any person acquires ownership of 30% or more of our securities entitled to vote in the election of directors; or (iv) the date on which any person acquires assets from us that exceed 50% of the total gross fair market value of our assets immediately before the acquisition, with certain exceptions.

Treatment of Stock Options upon a Change in Control:

On January 8, 2010, the change of control transaction with the Investors accelerated the vesting of all remaining unvested options under the equity compensation plans. Refer to Note 13, "Stockholders' Equity," in the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report for further discussion. Immediately following acceleration, all options under the 1998 Incentive Plan were terminated according to the provisions of the plan. There are no unvested options under the remaining two plans, the 2004 Incentive Compensation Plan and the 2008 Stock Awards and Incentive Plan.

Under the 2004 Incentive Compensation Plan and the 2008 Stock Awards and Incentive Plan, if a change in control or termination of employment in connection with a change in control had occurred on March 31, 2010, none of the Named Executive Officers would have recognized any incremental compensation in connection with accelerated vesting of any options they held, based on the difference between the fair market value of our common stock of $0.22 on March 31, 2009 and the per share exercise price of the options.

Outstanding Equity Awards at Fiscal Year End 2010

All equity awards reported in the table below were granted under the 2008 Stock Awards and Incentive Plan or the 2004 Incentive Compensation Plan. The table below generally sets forth the number of outstanding options that have not vested or that have not been exercised by the Named Executive Officers as of March 31, 2010:

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (# Exercisable)	Number of Securities Underlying Unexercised Options (# Unexercisable)	Option Exercise Price ($)	Option Expiration Date
Current Executive Officers				
Theodore S. Green	—	—	$ —	
John P. Avagliano	—	—	—	
John W. Hyde	—	—	—	
Former Executive Officer				
Jeff M. Framer[(1)]	84,000		$ 3.80	9/21/2014[(2)]
	40,000		5.00	9/21/2014[(2)]
	70,000		0.86	4/28/2019[(3)]
Bill V. Bromiley	50,000	—	0.86	4/28/2019[(3)]
Rick Eiberg	12,500		3.80	9/21/2014[(2)]
	50,000		0.86	4/28/2019[(3)]

(1) Mr. Framer's vested options expired June 23, 2010, three months after he ceased being an executive officer and employee of the Company.

(2) Stock option granted on September 22, 2004. One-twentieth of the grant vested every three months beginning on December 22, 2004.

(3) Stock option granted on April 29, 2009. One-twelfth of the grant vested every three months beginning on July 29, 2009. We accelerated the vesting of all unvested options on January 8, 2010 in connection with the JH Partners transaction.

Director Compensation

For fiscal 2010, our non-employee directors were each compensated $40,000 annually (paid quarterly), $2,000 for each meeting of the Board or a committee of the Board where in-person attendance was expected, and $1,000 for each Board or committee meeting where telephonic attendance was expected. In addition, non-employee directors were reimbursed for reasonable travel expenses to attend Board or committee meetings. There is no compensation to employee or affiliate directors.

For fiscal 2010, our non-employee directors were each granted a stock option to purchase 10,000 shares of our common stock. The options were granted under our 2008 Stock Awards and Incentive Plan on April 29, 2009 and were scheduled to vest one year later on April 29, 2010, subject to continued service as a director until that date. The options had an exercise price equal to the closing sales price of our common stock on the date of grant.

In connection with the transaction with the Investors, the non-employee directors listed below, other than Mr. Coriat, resigned from the Board effective January 8, 2010. Mr. Coriat resigned from the Board on November 19, 2009. All current directors are employees or affiliate directors.

Director Compensation Table for Fiscal Year 2010

The following table sets forth information regarding the compensation of our non-employee directors in fiscal year 2010:

Name	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
David Coriat	$ 43,435	$ 6,000	—	$ 49,435
Ira S. Epstein	70,222	6,000	—	76,222
Martin W. Greenwald[3]	55,889	6,000	$ 140,000	201,889
Gary Haber	69,222	6,000	—	75,222
M. Trevenen Huxley	55,889	6,000	—	61,889
Robert J. McCloskey	68,891	6,000	—	74,891

(1) Cash compensation for Board and committee meeting attendance and quarterly service fee of $10,000, prorated for the applicable service period.

(2) Amount represents the grant date fair value for option awards during fiscal year 2010 calculated in accordance with FASB ASC Topic 718. Refer to Note 13, "Stockholders' Equity," in the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report for the assumptions used in determining such amounts. The per share grant date fair value of the option to purchase 10,000 shares granted in fiscal year 2010, determined in accordance with FASB ASC Topic 718, was $0.60.

On November 19, 2009, Mr. Coriat resigned from the Board. His 10,000 unvested options were forfeited. His remaining 15,000 vested options expired in accordance with the terms of the plans under which they were granted. On January 8, 2010, the then-current Board resigned in connection with the transaction with the Investors and the 10,000 unvested options for each then-current director were forfeited. In addition, the outstanding options under the 1998 Plan terminated in connection with the change of control transaction in accordance with the terms of the plan under which they were granted. On March 31, 2010, the non-employee directors held outstanding option awards for the following number of shares: Mr. Epstein, 35,000; Mr. Greenwald, 200,000; Mr. Haber, 25,000; Mr. Huxley, 15,000; and Mr. McCloskey, 25,000. Of Mr. Greenwald's remaining outstanding options, all were granted in connection with his previous service as President and Chief Executive Officer. All options held by non-employee directors expired in April 2010 in accordance with the terms of the plans under which they were granted.

(3) On April 1, 2009, we entered into a consulting agreement (or *Consulting Agreement*) with EIM Capital Management, Inc. (or *EIM*), an entity wholly-owned and managed by Martin W. Greenwald, the then-Chairman of our Board of Directors. Under the Consulting Agreement, EIM received a monthly fee of $35,000 in return for certain strategic consulting services provided to Image by Mr. Greenwald on a non-

exclusive basis. In addition to the payment of a monthly fee, we agreed to reimburse Mr. Greenwald for out-of-pocket expenses reasonably incurred in connection with Mr. Greenwald's services to Image. Mr. Greenwald was also provided the use of an Image company car from April 1, 2009 until May 31, 2009. Mr. Greenwald received as All Other Compensation the consulting fee from April 1, 2009 through the end of the Consulting Agreement term on July 31, 2009.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information as of July 13, 2010, with respect to the beneficial ownership of shares of our common stock owned by (i) each person, who, to our knowledge based on Schedules 13G or 13D filed with the SEC, is the beneficial owner of more than 5% of our outstanding common stock, (ii) each person who is currently a director, (iii) each Named Executive Officer, and (iv) all of our current directors and executive officers as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Common Stock(2)
JH Evergreen Management, LLC(3)	209,219,400	79.93%
Portside Growth and Opportunity Fund(4)	9,878,215	4.17%
Theodore S. Green(5)	8,948,500	3.91%
John W. Hyde(6)	7,599,850	3.32%
John P. Avagliano(7)	3,576,400	1.56%
Rick Eiberg(8)	62,500	*
Bill Bromiley(9)	50,000	*
Jeff M. Framer	18,781	*
Patrick M. Collins	—	—
Michael J. John	—	—
All current directors and executive officers as a group (5 persons)	20,124,750	8.09%

*Less than 1%

Notes to Beneficial Ownership Table:

(1) Beneficial ownership is determined in accordance with SEC rules. For the number of shares beneficially owned by each of JH Evergreen Management, LLC and Portside Growth and Opportunity Fund we rely on each such stockholder's statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, as described in the footnotes below. Except as indicated by footnote below, each person named reportedly has sole voting and investment powers with respect to the common stock beneficially owned by that person, subject to applicable community property and similar laws. Except as indicated by footnote below, each owner's mailing address is c/o Image Entertainment, Inc., 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.

(2) On July 13, 2010, there were 26,605,718 shares of our common stock, $.0001 par value, outstanding. The percentage of the common stock beneficially owned by each named reporting person (and the directors and executive officers as a group) is reported assuming full conversion of all outstanding Series C Preferred Stock into shares of common stock (202,066,600 shares). Common stock not outstanding but which underlies options and rights (including purchase rights and warrants) vested or convertible as of, or vesting or convertible within, 60 days after July 13, 2010, is deemed to be outstanding for the purpose of computing the percentage of the common stock beneficially owned by each named person (and the directors and executive officers as a group), but is not deemed to be outstanding for any other purpose. If beneficial ownership was calculated with only the beneficial amounts pertaining to the holder, the percentages reported would be 88.72% for JH Evergreen Management, LLC, 28.53% for Portside Growth and Opportunity Fund, 25.17% for Mr. Green, 22.22% for Producers Sales Organization/John W. Hyde, and 11.85% for Mr. Avagliano.

(3) Information presented is based on a Schedule 13D filed with the SEC on July 21, 2010 by JH Evergreen Management, LLC (or *JH Evergreen Management*), JH Partners Evergreen Fund, L.P. (or *JH Evergreen*), JH Investment Partners III, LP (or *JHIP III*), JH Investment Partners GP Fund III, LLC (or *JHIP GP III*) and John C.

Hansen. The mailing address of JH Evergreen Management is 451 Jackson Street, San Francisco, CA 94111-1615. Assumes full conversion of Series C Preferred Stock held and purchase rights for additional shares of Series C Preferred Stock into 209,219,400 shares of common stock. The Series C Preferred Stock held will automatically convert into shares of common stock when there are sufficient authorized but unissued shares of common stock to effect the conversion in full of the Series C Preferred Stock after taking into account shares reserved for issuance upon exercise of outstanding rights, warrants and options and upon conversion of outstanding securities. According to the Schedule 13D, JH Evergreen Management and Mr. Hansen each reported beneficial ownership of 209,219,400 shares of common stock, of which each reported sole voting and dispositive power. JH Evergreen reported beneficial ownership of 178,201,702 shares of common stock, of which it had sole voting and dispositive power. JHIP III reported beneficial ownership of 21,254,607 shares of common stock, of which it had sole voting and dispositive power. JHIP GP III reported beneficial ownership of 9,763,091 shares of common stock, of which it had sole voting and dispositive power. Mr. Hansen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4) Information presented is based on a Schedule 13 G filed on January 15, 2010 with the SEC by Portside Growth and Opportunity Fund (or *Portside*). The mailing address of Portside is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands and that of the other parties reporting on the Schedule 13G is 599 Lexington Avenue, 20th Floor, New York, NY 10022. Pursuant to the Schedule 13G filing, the shares of common stock listed in the table as beneficially owned by Portside may also be deemed to be beneficially owned by Ramius LLC (or *Ramius*), Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C. (or *C4S*), Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss. Each of Ramius, C4S and Messrs. Cohen, Stark, Solomon and Strauss disclaims beneficial ownership of the shares beneficially owned by Portside. Includes warrants to purchase 8,018,868 shares of common stock.

(5) Includes Series C Preferred Stock assumed to be converted into 8,941,000 shares of common stock.

(6) Mr. Hyde holds shares through Producers Sales Organization, his wholly owned consulting business. Includes Series C Preferred Stock assumed to be converted into 7,599,850 shares of common stock.

(7) Includes Series C Preferred Stock assumed to be converted into 3,576,400 shares of common stock.

(8) Includes vested options to purchase 62,500 shares of common stock.

(9) Includes vested options to purchase 50,000 shares of common stock.

Change in Control

Please refer to the description of the Stockholders' Agreement in "Item 13. Certain Relationships and Related Transactions, and Director Independence" below. For a discussion of the recent transactions, please refer to "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations – Recent Events" and other information regarding the transactions included in this Annual Report.

Equity Compensation Plan Information

The following table sets forth certain information as of March 31, 2010 with respect to our equity compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance, aggregated by (i) all compensation plans previously approved by our security holders, and (ii) all compensation plans not previously approved by our security holders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in the first column) [2]
Equity compensation plans approved by security holders	1,029,500	$ 2.699	917,430
Equity compensation plans not approved by security holders:			
Compensatory warrants issued to service providers [3]	8,018,868	0.530	—
Total	9,048,368	$ 0.777	917,430

Notes to Equity Compensation Plan Information Table:

(1) Includes options granted to employees and directors under our 2004 Incentive Compensation Plan and 2008 Stock Awards and Incentive Plan.
(2) Future equity awards may be granted under our 2004 Incentive Compensation Plan or our 2008 Stock Awards and Incentive Plan.
(3) In August 2006, we issued a five-year warrant in connection with a convertible debt financing to an investor to purchase up to 1,000,000 shares of common stock at $4.25 per share. The transaction with JH Partners triggered the antidilution provisions contained in the warrant. As a result, the warrant is now exercisable for 8,018,868 shares of our common stock at an exercise price of $0.53 per share.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Our policy on related-party transactions is included in our revised Code of Conduct, which has been reviewed and approved by the Board effective as of June 19, 2007. Our policy states that each executive officer, director or nominee for director will disclose to the Audit Committee of the Board the following information regarding a related-person transaction for review, approval or ratification by the Audit Committee: (i) the name of the related-person (as defined by Item 404(a) of Regulation S-K under the Exchange Act), and if he or she is an immediate family member of an executive officer, director or nominee for director, the nature of such relationship; (ii) the related-person's interest in the transaction; (iii) the approximate dollar value of the amount involved in the transaction; (iv) the approximate dollar value of the amount of the related-person's interest in the transaction; and (v) in the case of indebtedness, the largest total amount of principal outstanding since the beginning of our last fiscal year, the amount of principal outstanding as of the latest practicable date, the amount of principal paid since the beginning of our last fiscal year, and the rate or amount of interest payable on the indebtedness.

The Audit Committee's decision whether or not to approve or ratify the related-party transaction is made in light of its determination as to whether consummation of the transaction is believed by the Audit Committee to not be or have been contrary to our best interests. The Audit Committee may take into account the effect of a director's related-person transaction on such person's status as an independent member of our Board and eligibility to serve on Board committees under SEC and stock exchange rules.

The January 8, 2010 investment and recapitalization transaction with the Investors resulted in a variety of related-party transactions with the Investors, which became the holders of approximately 88.6% of our post-transaction outstanding voting securities. These transactions included payment to the Investor Representative of a $1 million transaction fee, akin to an investment banking fee, and reimbursement of $650,000 of the Investors' expenses and payment of other transaction-related expenses. Pursuant to the SPA, we agreed to pay the Investor Representative or its designee a management fee of $300,000 on each of December 31, 2010 and December 31, 2011.

Pursuant to the SPA, we also granted the Investors the right (or the Purchase Right) to purchase up to an additional 7,400 shares of Series B Preferred Stock and 66,163.4 shares of Series C Preferred Stock for an aggregate purchase price of $7.4 million. The Purchase Right was not exercised and has expired with respect to an initial tranche of 3,700 shares of Series B Preferred Stock and 33,081.7 shares of Series C Preferred Stock. At any time during the period commencing on January 8, 2010 and ending at 5:00 p.m., Pacific time, on the date that is 360 days after January 8, 2010, the Investors may exercise the remaining tranche as to 3,700 shares of Series B Preferred Stock and 33,081.7 shares of Series C Preferred Stock in whole or in part and in one or more instances.

Pursuant to the SPA, the Investors initially provided to Wachovia Capital Finance Corporation (Western), a Wells Fargo Company (or *Wachovia*), a $5.0 million irrevocable standby letter of credit for 90 days, which has been extended through August 6, 2011, as credit support for our revolving line of credit.

On January 8, 2010, in connection with the Closing, we entered into a Registration Rights Agreement (or *RRA*) with the Investors. Pursuant to the RRA, we agreed to register under the Securities Act of 1933 the shares of Common Stock issuable upon conversion of the Series C Preferred under certain circumstances. In connection with the execution of the SPA and RRA, the Rights Agreement providing for preferred stock purchase rights for our stockholders was terminated pursuant to its terms. As a result of the termination of the Rights Agreement, the holders of the preferred stock purchase rights issued pursuant to the Rights Agreement and are no longer entitled to the rights set forth in the Rights Agreement.

On April 14, 2010, Theodore S. Green, John Avagliano, Ray Gagnon and Producers Sales Organization, John Hyde's subsidiary (or *Producers Sales*), purchased shares of the Company's Series B Preferred Stock and Series C Preferred Stock from the Investors. Mr. Green purchased 1,000 shares of Series B Preferred Stock and 8,941 shares of Series C Preferred Stock for an aggregate purchase price of $1,029,589.04, Mr. Avagliano purchased 400 shares of Series B Preferred Stock and 3,576.4 shares of Series C Preferred Stock for an aggregate purchase price of $411,835.62, Mr. Gagnon purchased 50 shares of Series B Preferred Stock and 447.05 shares of Series C Preferred Stock for an aggregate purchase price of $51,479.452 and Producers Sales purchased 850 shares of Series B Preferred Stock and 7,599.85 shares of Series C Preferred Stock for an aggregate purchase price of $875,150.69.

On April 14, 2010, in connection with this transaction, the Investors entered into a Stockholders' Agreement (or the *Stockholders' Agreement*) with Image, Messrs. Green, Avagliano and Gagnon, and Producers Sales. Messrs. Green, Avagliano and Gagnon, and Producers Sales are referred to herein as the *Management Stockholders*, and the Management Stockholders and the Investors are referred to herein as the *Stockholders*. In addition to imposing customary transfer restrictions on Company capital stock held by the Stockholders, the Stockholders' Agreement includes agreements among the Stockholders regarding tag-along rights, whereby Stockholders have the right to participate in sales of the Company's capital stock by other Stockholders, subject to specified exceptions.

The Stockholders' Agreement also includes customary drag-along rights, which provide that if the holders of at least a majority of the Company's common stock (on a fully diluted basis) elect to consummate a transaction or series of transactions resulting in the sale of at least a majority of the Company's common stock (on a fully diluted basis) or assets, each other Stockholder shall take all action necessary to consummate such transaction or transactions. Furthermore, the JH Stockholders agreed to vote in favor of the Company's new equity incentive plan pursuant to which the Management Stockholders will receive stock options and restricted stock awards at the meeting of stockholders called to approve the equity incentive plan.

In addition, the Stockholders' Agreement gives the Company a call option on capital stock and vested options held by each of the Management Stockholders, exercisable within 90 days of the termination of employment or consulting engagement of the Management Stockholder. The exercise price of the call option is based on the fair market value of the underlying shares, except in the case of termination for "cause," in which case shares underlying equity compensation awards may be purchased at the original acquisition price, if lower. The call option is assignable by the Company to the other Stockholders.

Gary Haber, a former member of our Board and principal of Haber Corporation, manages artists, some of whom are among Image's content providers. Haber Corporation receives fees from certain of these content providers based upon a percentage of royalty payments paid to such content providers by Image. Image's royalty payments to these content suppliers are based upon a contractual percentage of net revenues derived from the distribution of the content suppliers' entertainment programming. The royalties paid to these content suppliers in consideration for the distribution of their content, in the opinion of management, is fair and reasonable, and is on terms no less favorable than terms generally available to other third-party content suppliers under the same or similar circumstances.

David Coriat, a former member of our Board, currently serves as Executive Vice President of Slaight Communications Inc. (or *Slaight Communications*). Slaight Communications (formerly Standard Broadcasting Corporation Limited, once the largest privately owned multi-media company in Canada and then-owner of our exclusive content distributor in Canada) currently holds 270,198 shares of our common stock.

John Hyde, our Vice Chairman, owns Producers Sales Organization (or *PSO*), who is one of Image's content providers. PSO receives royalty payments based upon a contractual percentage of net revenues derived from the distribution of the entertainment programming licensed. The royalties paid in consideration for the content distribution, in the opinion of management, is fair and reasonable, and is on terms no less favorable than terms generally available to other third party content suppliers under the same or similar circumstances. The amount of royalties earned was $25,965 for fiscal 2010 and $574,463 for fiscal 2009, which was prior to Mr. Hyde joining the Company.

Director Independence

Although we are not currently listed on Nasdaq, we apply Nasdaq independence standards to our Board members. Although the current Board members are not considered "independent" by such standards, our intent is to identify appropriate independent candidates to meet such standards.

Our Board has reviewed the independence of our directors, including whether specified transactions or relationships exist currently, or existed during the past three years, between our directors, or certain family members or affiliates of our directors, and Image and our subsidiaries (which were merged into Image on June 30, 2010), certain other affiliates, or our independent registered public accounting firm. In the review, the receipt of indirect fees by the Haber Corporation, of which Mr. Haber is a principal, from certain Image content providers based upon a percentage of royalty payments paid to such content providers by Image, was considered. In addition, Mr. Greenwald's affiliation with EIM, which provides consulting services to Image, was considered. Further, Mr. Coriat's affiliations with Slaight Communications, formerly a greater than 5% beneficial owner of Image, was considered. As a result of the review, our Board has determined for fiscal year 2010 that David Coriat, Ira S. Epstein, Gary Haber, M. Trevenen Huxley and Robert J. McCloskey were "independent" as that term is used in Nasdaq Marketplace Rule 5605(a)(2). None of our current directors are independent. Mr. Green is our Chief Executive Officer, and Messrs. Collins and John are each employed by our controlling shareholder. There are no family relationships among or between any of our directors, executive officers or key employees.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the aggregate fees for professional services provided by BDO USA, LLP (formerly known as BDO Seidman, LLP) related to the fiscal years ended March 31, 2010 and 2009:

	2010	2009
Audit Fees	$ 284,869	$ 291,779
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	2,500	1,000
Total Fees	$ 287,369	$ 292,779

Audit Fees.

Consisted of fees billed for professional services rendered for: (i) the audit of our consolidated financial statements; (ii) the review of interim consolidated financial statements for our quarterly filings; and (iii) any services that are normally provided by our principal accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.

There were no audit-related fees during the fiscal years ended March 31, 2010 and 2009.

Tax Fees.

BDO USA, LLP (formerly known as BDO Seidman, LLP) does not perform professional services for tax compliance, tax advice or tax planning for us.

All Other Fees.

Consisted of fees for professional services related to the JH Partners transaction and terminated merger transaction.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm.

Our Audit Committee's policy is to pre-approve the audit and non-audit services provided by the independent registered public accounting firm, in order to assure that the provision of such services does not impair the auditor's independence. Our Audit Committee believes that the combination of general pre-approval of certain types of services and specific pre-approval of other services will result in an effective and efficient procedure to pre-approve services performed by the independent registered public accounting firm. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. In determining whether to grant general or specific pre-approval, our Audit Committee will consider whether such services are consistent with the applicable rules and regulations on auditor independence. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. With respect to each proposed pre-approved service, the independent registered public accounting firm is required to provide to the Audit Committee detailed back-up documentation regarding the specific services to be provided.

All of the fees paid to BDO USA, LLP (formerly known as BDO Seidman, LLP) in fiscal 2010 and 2009 were pre-approved by the Audit Committee. Our Audit Committee has considered whether the provision of services other than those described above under the heading of "Audit Fees" are compatible with maintaining the independence of BDO USA, LLP (formerly known as BDO Seidman, LLP).

PART IV

Item 15. Exhibits And Financial Statements

(a) The following documents are filed as a part of this report:

(b) Exhibits.

2.1 Agreement and Plan of Merger, dated as of November 20, 2008, among Nyx Acquisitions, Inc., The Conceived Group, Inc., and Image Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on November 21, 2008).

2.1(a) First Amendment to Agreement and Plan of Merger, dated February 27, 2009, among Nyx Acquisitions, Inc., The Conceived Group, Inc., and Image Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on March 4, 2009).

2.1(b) Second Amendment to Agreement and Plan of Merger, dated March 24, 2009, among Nyx Acquisitions, Inc., The Conceived Group, Inc., and Image Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on March 25, 2009).

2.1(c) Third Amendment to Agreement and Plan of Merger, dated April 8, 2009, among Nyx Acquisitions, Inc., The Conceived Group, Inc., and Image Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 10, 2009).

2.1(d) Fourth Amendment to Agreement and Plan of Merger, dated April 14, 2009, among Nyx Acquisitions, Inc., The Conceived Group, Inc., and Image Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 17, 2009).

3.1 Certificate of Incorporation of Image Entertainment, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K (File No. 000-11071) filed on June 29, 2009).

3.2 Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit A to Exhibit 4.1 to the Registrant's Current Report on Form 8-K/A (File No. 000-11071) filed with on November 2, 2005).

3.3 Certificate of Designations of Series B Cumulative Preferred Stock, par value $0.0001 per share, of Image Entertainment, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on January 14, 2010).

3.4 Certificate of Designation of Series C Junior Participating Preferred Stock of Image Entertainment, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on January 14, 2010).

3.5 Bylaws of Image Entertainment, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-11071) filed on February 12, 2010).

4.1 Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-138701) filed on November 14, 2006).

4.2 Rights Agreement dated as of October 31, 2005, by and between Image Entertainment, Inc. and Computershare Trust Company, Inc. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K/A (File No. 000-11071) filed on November 2, 2005).

4.2(a) Amendment No. 1 to Rights Agreement, dated as of March 29, 2007, by and between Image Entertainment, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 2, 2007).

4.2(b) Amendment No. 2 to Rights Agreement, dated as of June 25, 2007, by and between Image Entertainment, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on July 2, 2007).

4.2(c) Amendment No. 3 to Rights Agreement, dated as of February 2, 2008, by and between Image Entertainment, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on February 6, 2008).

4.2(d) Amendment No. 4 to Rights Agreement, dated as of November 20, 2008, between Image Entertainment, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on November 21, 2008).

4.2(e) Amendment No. 5 to Rights Agreement, dated as of December 21, 2009, between Image Entertainment, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on December 22, 2009).

4.3 Securities Purchase Agreement, dated as of August 30, 2006, between Image Entertainment, Inc. and the buyers named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on August 31, 2006).

4.4 Registration Rights Agreement, dated as of August 30, 2006, between Image Entertainment, Inc. and the buyers named therein (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on August 31, 2006).

4.5 Form of Senior Convertible Note (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on August 31, 2006).

4.6 Form of Warrant (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on August 31, 2006).

4.7 Amendment and Exchange Agreement, dated November 10, 2006, by and between Image Entertainment, Inc. and Portside Growth and Opportunity Fund (incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-3 (No. 333-138701) filed on November 14, 2006).

4.8 Warrant Issued Pursuant to Amendment and Exchange Agreement (incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-3 (No. 333-138701) filed on November 14, 2006).

4.9 Second Amendment and Exchange Agreement, dated July 30, 2009, by and among Image Entertainment, Inc. and Portside Growth and Opportunity Fund (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on July 31, 2009).

4.10 Amended and Restated Senior Secured Convertible Note, dated July 30, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on July 31, 2009).

4.11 Amendment Agreement, dated as of October 28, 2009, by and among Image Entertainment, Inc. and Portside Growth and Opportunity Fund (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on October 29, 2009).

4.12 Second Amendment Agreement, dated as of November 15, 2009, by and among Image Entertainment, Inc. and Portside Growth and Opportunity Fund (incorporated by reference to Exhibit 4.4 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-11071) filed on November 16, 2009).

4.13 Third Amendment Agreement, dated as of December 11, 2009, by and among Image Entertainment, Inc. and Portside Growth and Opportunity Fund (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on December 15, 2009).

4.14 Registration Rights Agreement, dated as of January 8, 2010, by and among Image Entertainment, Inc., JH Partners, LLC, JH Partners Evergreen Fund, LP, JH Investment Partners III, LP and JH Investment Partners GP Fund III, LLC. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on January 14, 2010).

4.14(a)* Amendment Number 1 to Registration Rights Agreement, dated as of March 8, 2010, by and among Image Entertainment, Inc., JH Partners, LLC, JH Partners Evergreen Fund, LP, JH Investment Partners III, LP and JH Investment Partners GP Fund III, LLC.

10.1† Employment Letter Agreement, dated as of April 1, 2008, between Image Entertainment, Inc. and Jeff M. Framer (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 11, 2008).

10.1(a)† Amendment to Employment Letter Agreement, dated as of December 22, 2008, between Image Entertainment, Inc. and Jeff Framer (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on December 29, 2008).

10.2† Employment Agreement, dated as of March 31, 2009, between Image Entertainment, Inc. and Jeff M. Framer (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 10, 2009).

10.3† Employment Letter Agreement, dated as of April 1, 2008, between Image Entertainment, Inc. and Bill Bromiley (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 11, 2008).

10.3(a)† Amendment to Employment Letter Agreement, dated as of December 22, 2008, between Image Entertainment, Inc. and Bill Bromiley (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on December 29, 2008).

10.4† Employment Agreement, dated as of March 31, 2009, between Image Entertainment, Inc. and Bill Bromiley (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 10, 2009).

10.5† Employment Letter Agreement, dated as of April 1, 2008, between Image Entertainment, Inc. and Derek Eiberg (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 11, 2008).

10.5(a)† Amendment to Employment Letter Agreement, dated as of December 22, 2008, between Image Entertainment, Inc. and Derek Eiberg (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on December 29, 2008).

10.6† Employment Agreement, dated as of March 31, 2009, between Image Entertainment, Inc. and Derek Eiberg (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 10, 2009).

10.7† Form of Indemnification Agreement, between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on October 24, 2005).

10.8† Image Entertainment, Inc. 2004 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Registrant's Definitive Proxy Statement on Form DEF 14A (File No. 000-11071) filed on July 29, 2004).

10.9† Form of Stock Unit Award Grant Notice and Agreement for the Image Entertainment, Inc. 2004 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-11071) filed on February 14, 2007).

10.10† Form of Option Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on March 31, 2006).

10.11† Image Entertainment, Inc. 2008 Stock Awards and Incentive Plan (as amended and restated on May 1, 2009) (incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K (File No. 000-11071) filed on June 29, 2009).

10.12† Form of Nonqualified Stock Option Agreement for the Image Entertainment, Inc. 2008 Stock Awards and Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K (File No. 000-11071) filed on June 29, 2009).

10.13† Form of Incentive Stock Option Agreement for the Image Entertainment, Inc. 2008 Stock Awards and Incentive Plan (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K (File No. 000-11071) filed on June 29, 2009).

10.14 Loan and Security Agreement, dated as of May 4, 2007, by and between Wachovia Capital Finance Corporation (Western) and Image Entertainment, Inc., as Administrative Borrower, Egami Media, Inc., Image Entertainment (UK), Inc. and Home Vision Entertainment, Inc., as Guarantors, and the Lenders named therein (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K (File No. 000-11071) filed on June 29, 2007).

10.14(a) First Amendment to Loan and Security Agreement, dated as of April 28, 2008, by and between Wachovia Capital Finance Corporation (Western) and Image Entertainment, Inc. (incorporated by reference to Exhibit 10.25(a) to the Registrant's Annual Report on Form 10-K (File No. 000-11071) filed on June 30, 2008).

10.14(b) Second Amendment to Loan and Security Agreement, dated as of June 23, 2009, between Wachovia Capital Finance Corporation (Western), Image Entertainment, Inc., Egami Media, Inc. and Image Entertainment (UK), Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on June 25, 2009).

10.14(c) Third Amendment to Loan and Security Agreement, dated as of July 30, 2009, between Wachovia Capital Finance Corporation (Western), Image Entertainment, Inc., Egami Media, Inc. and Image Entertainment (UK), Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on July 31, 2009).

10.14(d) Fourth Amendment to Loan and Security Agreement, dated as of January 8, 2010, between Wachovia Capital Finance Corporation (Western), Image Entertainment, Inc., Egami Media, Inc. and Image Entertainment (UK), Inc. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on January 14, 2010).

10.15 Securities Purchase Agreement, dated December 21, 2009, by and between Image Entertainment, Inc., JH Partners, LLC, as the Investor Representative, and JH Investment Partners Evergreen Fund, L.P., JH Investment Partners III, L.P. and JH Investment Partners GP Fund III, LLC. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on December 22, 2009).

10.16 Amendment to Securities Purchase Agreement, dated December 24, 2009, by and between Image Entertainment, Inc. and JH Partners, LLC. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on December 31, 2009).

10.17 Amendment Number 2 to Securities Purchase Agreement, dated December 30, 2009, by and between Image Entertainment, Inc. and JH Partners, LLC. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on December 31, 2009).

10.18 Amendment Number 3 to Securities Purchase Agreement, dated January 20, 2010, by and between Image Entertainment, Inc. and JH Partners, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on January 20, 2010).

10.19* Amendment Number 4 to Securities Purchase Agreement, dated March 8, 2010, by and between Image Entertainment, Inc. and JH Partners, LLC.

10.20 Payoff Letter between Image Entertainment, Inc. and Portside Growth and Opportunity Fund (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on January 13, 2010).

10.21 Exchange Agreement, dated January 8, 2010, by and between Image Entertainment, Inc. and Portside Growth and Opportunity Fund (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on January 14, 2010).

10.22 Consulting Agreement, dated as of April 1, 2009, by and between Image Entertainment, Inc. and EIM Capital Management, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 3, 2009).

10.23† Waiver and Release Agreement, dated as of June 11, 2009, by and between Image Entertainment, Inc. and David Borshell (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K (File No. 000-11071) filed on June 29, 2009).

21.1 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K (File No. 000-11071) filed on June 29, 2010).

23.1* Consent of BDO USA, LLP (formerly known as BDO Seidman LLP), Independent Registered Public Accounting Firm.

31.1* Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

31.2* Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

32.1*	Section 1350 Certification of Chief Executive Officer.
32.2*	Section 1350 Certification of Chief Financial Officer.
99.1	Notice of termination of the Agreement and Plan of Merger, among Nyx Acquisitions, Inc., The Conceived Group, Inc., and Image Entertainment, Inc., sent by the Registrant on April 17, 2009 (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K (File No. 000-11071) filed on April 23, 2009).
99.2	Press Release, dated November 16, 2009 (incorporated by reference to Exhibit 99.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 000-11071) filed on November 16, 2009).

*** Filed herewith.**

† Management contract or compensatory plan or arrangement.

▲ Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request that has been granted by the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMAGE ENTERTAINMENT, INC.
A Delaware corporation

Dated: July 29, 2010

/s/ THEODORE S. GREEN
THEODORE S. GREEN
Chairman and Chief Executive Officer
(Principal Executive Officer)

Dated: July 29, 2010

/s/ JOHN P. AVAGLIANO
JOHN P. AVAGLIANO
Chief Operating Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 31.1

CERTIFICATION

I, Theodore S. Green, certify that:

1. I have reviewed this amendment to the annual report on Form 10-K/A of Image Entertainment, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 29, 2010

/s/ THEODORE S. GREEN
Theodore S. Green
Chief Executive Officer and Chairman of the Board

EXHIBIT 31.2

CERTIFICATION

I, John P. Avagliano, certify that:

1. I have reviewed this amendment to the annual report on Form 10-K/A of Image Entertainment, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

6. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

7. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 29, 2010

/s/ JOHN P. AVAGLIANO
John P. Avagliano
Chief Operating Officer and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Amendment No. 1 to the Annual Report of Image Entertainment, Inc. (the "Company") on Form 10-K/A for the fiscal year ended March 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Theodore S. Green, Chief Executive Officer and Chairman of the Board of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) Based on my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 29, 2010

/s/ THEODORE S. GREEN
Theodore S. Green
Chief Executive Officer and Chairman of the Board

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Amendment No. 1 to the Annual Report of Image Entertainment, Inc. (the "Company") on Form 10-K/A for the fiscal year ended March 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John P. Avagliano, Chief Operating Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) Based on my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 29, 2010

/s/ JOHN P. AVAGLIANO
John P. Avagliano
Chief Operating Officer and Chief Financial Officer